UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-253123
Pre-Effective Amendment No. 1	☑
Post-Effective Amendment No.	□
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-21697
Amendment No. 158	☑
(Check appropriate box or boxes.)
Nationwide VL Separate Account-G

(Exact Name of Registrant)
Nationwide Life and Annuity Insurance Company

(Name of Depositor)
One Nationwide Plaza, Columbus, Ohio 43215

(Address of Depositor's Principal Executive Offices) (Zip Code)
(614) 249-7111

Depositor's Telephone Number, including Area Code
Denise L. Skingle, Senior Vice President and Secretary,
One Nationwide Plaza, Columbus, Ohio 43215

(Name and Address of Agent for Service)
As soon as possible after effectiveness of the registration statement (July 30, 2021 requested)

Approximate Date of Proposed Public Offering

The Registrant hereby agrees to amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide® Advisory Variable Universal Life
Individual Flexible Premium Adjustable Variable, Fixed, and Index-Linked Universal Life Insurance Policies
Issued by
Nationwide Life and Annuity Insurance Company
through its
Nationwide VL Separate Account-G
The date of this prospectus is July 30, 2021.
This prospectus contains basic information about the policies that should be understood before investing. Read this prospectus carefully and keep it for future reference.
Variable life insurance policies are complex products with unique benefits and advantages and are intended as a vehicle for long-term financial planning, not short-term savings. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all within other life insurance products. With help from financial professionals, purchasers are encouraged to compare and contrast the costs and benefits of the policy described in this prospectus against those of other life insurance products, especially other variable life insurance products offered by Nationwide and its affiliates. This process of comparison and analysis should aid in determining whether the purchase of the policy described in this prospectus is consistent with the purchaser’s life insurance objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics and needs.
This policy is available through third party financial intermediaries who may charge an investment advisory fee for their services, and these fees are in addition to the policy fees and expenses described in this prospectus. If a policy owner elects to pay any investment advisory fees from the policy through partial surrenders or investment advisory policy loans, this may reduce the Death Benefit and other benefits under the policy and may result in adverse tax consequences. For more information, see Policy Loans, Partial Surrender, and Taxes.
Variable life insurance policies are not insured by the Federal Deposit Insurance Corporation or any other federal government agency, and are not deposits of, guaranteed by, or insured by the depository institution where offered or any of its affiliates. The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including variable life insurance policies, has been prepared by the SEC’s staff and is available at Investor.gov.
Under state law a policy owner may, for a limited time, cancel the policy and receive a refund (commonly referred to as the "right to cancel" period). The length of the right to cancel period depends on state law and may vary depending on whether the policy was purchased to replace another policy. The minimum right to cancel period is 10 days. Upon cancellation, Nationwide will refund the amount prescribed by state law. The amount Nationwide refunds will be Cash Value and any charges deducted or, in certain states, the greater of the Premium paid or the policy's Cash Value plus any charges deducted. For more information, see Right to Cancel (Examination Right).
This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made. Not all Riders, terms, conditions, benefits, programs, features, and investment options are available or approved for use in every state. Contact Nationwide to review a copy of the policy and any Riders or endorsements, see Contacting the Service Center. This prospectus contains all material rights and features of the policy.
The purpose of this policy is to provide life insurance protection for the beneficiary named by the policy owner. If the purchaser’s primary need is not life insurance protection, then purchasing this policy may not be in the best interest of the purchaser. Nationwide makes no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.
If this policy is being purchased to replace existing life insurance, the purchaser should carefully consider the benefits, features, and costs of this policy versus those of the policy being replaced.
Nationwide offers a variety of variable universal life policies. Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others including the policy described herein. These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

Glossary
Accumulation Unit – An accounting unit of measure of an investment in, or share of, a Sub-Account. Accumulation Unit values are initial set at $10 for each Sub-Account.
Adjusted Cash Value – An amount used in determining investment advisory policy loans. It is equal to the combined accumulated dollar value of the interests you purchased in the Sub-Accounts of the Variable Account, plus the values in the Indexed Interest Strategies and any Pending Sweep Transactions; it is also equal to the Cash Value, minus the value in the Fixed Account, minus any values in the declared rate policy loan account and investment advisory policy loan account, plus any value in the Pending Sweep Transactions.
Attained Age – A person's Issue Age plus the number of full years since the Policy Date.
Base Policy Specified Amount – The amount of insurance coverage selected under the base policy, excluding any Rider Specified Amount.
Cash Surrender Value – The Cash Value minus Indebtedness.
Cash Value – The total amount allocated to the Sub-Accounts, the declared rate policy loan account, the investment advisory policy loan account, and the general account options.
CI Accelerated Death Benefit Payment – The actual net benefit amount Nationwide will pay if the requirements of the Accelerated Death Benefit for Chronic Illness Rider are met. It is equal to a CI Unadjusted Accelerated Death Benefit Payment reduced by applicable charges and adjustments.
CI Eligible Specified Amount – The Base Policy Specified Amount in effect on each respective chronic illness benefit payment date, after: 1) the death benefit option has been changed to Death Benefit Option 1 (level), if applicable, on the first chronic illness benefit payment date; 2) subtracting any reductions to the Base Policy Specified Amount for benefit payments from any other Riders that accelerate the Death Benefit on the same date and any portion of the Base Policy’s Specified Amount scheduled to terminate in twelve months or less; and 3) adding the dollar amount of any reductions to the Base Policy’s Specified Amount resulting from the payment of all prior CI Accelerated Death Benefit Payments.
CI Proportional Reduction Percentage – The dollar amount of the Base Policy Specified Amount after reduction on a chronic illness benefit payment date divided by the dollar amount of the Base Policy Specified Amount immediately prior to reduction on a chronic illness benefit payment date.
CI Unadjusted Accelerated Death Benefit Payment Amount – A dollar amount elected by the Policy owner, subject to the CI Eligible Specified Amount and the limitations described in the Accelerated Death Benefit for Chronic Illness Rider, used to calculate CI Accelerated Death Benefit Payments and associated Base Policy Specified Amount reductions. The minimum and maximum CI Unadjusted Accelerated Death Benefit Payment available on a benefit payment date is described in the Rider and Policy Specification Pages.
Code – The Internal Revenue Code of 1986, as amended.
CRI Accelerated Death Benefit Payment – The actual net benefit amount Nationwide will pay if the requirements of the Accelerated Death Benefit for Critical Illness Rider are met. It is equal to a CRI Unadjusted Accelerated Death Benefit Payment Amount reduced by applicable charges and adjustments.
CRI Eligible Specified Amount – The Base Policy Specified Amount in effect on each respective critical illness benefit payment date, after: 1) the death benefit option has been changed to Death Benefit Option 1 (level) on the first critical illness benefit payment date, if applicable; 2) subtracting any reductions to the Base Policy Specified Amount for benefit payments from the Accelerated Death Benefit for Terminal Illness Rider on the same date, the total of any benefit payments from the Long-Term Care Rider, and any portion of the Base Policy’s Specified Amount scheduled to terminate in twelve months or less; and 3) adding the dollar amount of any reductions to the Base Policy’s Specified Amount resulting from the payment of all prior CRI Accelerated Death Benefit Payments.
CRI Proportional Reduction Percentage – The dollar amount of the Base Policy Specified Amount after reduction on a critical illness benefit payment date divided by the dollar amount of the Base Policy Specified Amount immediately prior to reduction on a critical illness benefit payment date.

CRI Unadjusted Accelerated Death Benefit Payment Amount – A dollar amount elected by the Policy owner, subject to the CRI Eligible Specified Amount and the limitations described in the Accelerated Death Benefit for Critical Illness Rider, used to calculate CRI Accelerated Death Benefit Payments and associated Base Policy Specified Amount reductions. The minimum and maximum CRI Unadjusted Accelerated Death Benefit Payment available on a benefit payment date is described in the Rider and Policy Specification Pages.
Death Benefit – The amount paid upon the Insured's death, before the deduction of any Indebtedness, reduction for any long-term care benefits paid, adjustments or reductions under the Long-Term Care Rider, or due and unpaid policy charges.
Directed Monthly Deductions – A Policy Owner's election to have deductions for monthly policy charges, including Rider charges, deducted from a single Sub-Account. If the selected investment option’s value is insufficient to cover the full monthly deduction, the remainder of the monthly deduction will be deducted as described in How Monthly Charges are Deducted. The Fixed Account and indexed interest strategies are not available for Directed Monthly Deduction election.
Fixed Account – An investment option that is funded by Nationwide's general account.
Grace Period – A 61-day period after which the Policy will Lapse if sufficient payments are not made to prevent Lapse.
In Force – Any time during which benefits are payable under the policy and any elected Rider(s).
Indebtedness – The total amount of all outstanding declared rate policy loans and investment advisory policy loans, including principal and interest due.
Index Segment(s) – A division of an indexed interest strategy created by the allocation of Net Premium and/or allocation or transfer of Cash Value to an indexed interest strategy on a Sweep Date.
Index Segment Maturity Date – The scheduled end date of an Index Segment term.
Index Segment Maturity Value - The Cash Value of an Index Segment on its Index Segment Maturity Date, including any Index Segment Interest credited.
Insured – The person whose life is insured under the policy, and whose death triggers payment of the Death Benefit.
Investment Experience – The market performance of a mutual fund/Sub-Account.
Investment in the Contract – The amount that may be withdrawn from the policy tax free as defined in Section 72(e)(6) of the Code, see Taxes.
Issue Age – A person's age based on their birthday nearest the Policy Date. If their last birthday was more than 182 days prior to the Policy Date, their nearest birthday will be their next birthday.
Lapse – The policy terminates without value.
Long-Term Care Specified Amount – The elected Long-Term Care Rider benefit amount adjusted for any post issue decreases.
Maturity Date – The policy anniversary on which the Insured reaches Attained Age 120.
Minimum Required Death Benefit – The lowest Death Benefit that will qualify the policy as life insurance under the Code.
Nationwide – Nationwide Life and Annuity Insurance Company.
Net Amount At Risk – The policy's base Death Benefit minus the policy's Cash Value.
Net Asset Value (NAV) – The price of each share of a mutual fund in which a Sub-Account invests. NAV is calculated by subtracting the mutual fund's liabilities from its total assets, and dividing that figure by the number of shares outstanding. Nationwide uses NAV to calculate the value of Accumulation Units. NAV does not reflect deductions made for charges taken from the Sub-Accounts.
Net Premium – Premium after any amounts required to be deposited in the Fixed Account, any required investment advisory policy loan repayment, and transaction charges, but before any allocation to an investment option.

No-Lapse Guarantee Period – The length of time during which the no-lapse guarantee feature of this policy is available. The No-Lapse Guarantee Period is elected at the time of application and is stated in the Policy Specification Pages. The No-Lapse Guarantee Period cannot be changed on or after the Policy Date.
Pending Sweep Transaction – Cash Value being held in the Fixed Account, including attributable accrued interest, pending application to an indexed interest strategy on the next applicable Sweep Date.
Policy Date – The date the policy takes effect as shown in the Policy Specification Pages. Policy years, months, and anniversaries are measured from this date.
Policy Monthaversary – The same day of the month as the Policy Date for each succeeding month. In any month where such day does not exist (e.g. 29th, 30th, or 31st), the Policy Monthaversary will be the last day of that calendar month.
Policy owner or Owner – The person or entity named as the owner on the application, or the person or entity assigned ownership rights.
Policy Proceeds or Proceeds – Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or is surrendered, adjusted to account for any unpaid charges, Indebtedness and Rider benefits.
Policy Specification Page(s) – The Policy Specification Page(s) are issued as part of the policy and contain information specific to the policy and the Insured, including coverage and Rider elections. Updated Policy Specification Page(s) will be issued if the policy owner makes any changes to coverage elections after the policy is issued.
Premium – Amount(s) paid to purchase and maintain the policy.
Percent of Premium Charge – A charge that is deducted for any Premium payment applied to a policy that is in excess of the no-lapse guarantee annual premium. The percent of Premium charge rate is equal to the applicable state Premium tax based upon your state of residence.
Returned Premium – Any return of Premium due to Code Section 7702 or 7702A.
Rider – An optional benefit purchased under the policy. Rider availability and Rider terms may vary depending on the state in which the policy was issued.
Rider Specified Amount – The elected dollar amount of coverage for the Long-Term Care Rider.
SEC – Securities and Exchange Commission.
Service Center – The department of Nationwide responsible for receiving all service and transaction requests relating to the policy. For service and transaction requests submitted other than by telephone (including fax requests), the Service Center is Nationwide's mail and document processing facility. For service and transaction requests communicated by telephone, the Service Center is Nationwide's operations processing facility. Information on how to contact the Service Center is in the Contacting the Service Center provision.
Sub-Account(s) – The mechanism used to account for allocations of Net Premium and Cash Value among the policy's variable investment options.
Sweep Date(s) – The dates on which allocated Net Premium and/or transferred Cash Value are applied to an indexed interest strategy to create a new Index Segment.
TI Accelerated Death Benefit Payment – The actual benefit amount that will be paid under the Accelerated Death Benefit for Terminal Illness Rider if the eligibility and conditions for payment are met. The benefit amount paid is reduced for risk deductions and adjustments for premature payment of the Base Policy Specified Amount.
TI Unadjusted Accelerated Death Benefit Payment – An amount equal to the percentage of the Base Policy Specified Amount elected multiplied by the Base Policy Specified Amount, when a payment is requested under the Accelerated Death Benefit for Terminal Illness Rider. Policy owners do not receive the unadjusted amount because it does not include risk charges and adjustments made due to the premature payment of the Base Policy Specified Amount.
Valuation Period – The period during which Nationwide determines the change in the value of the Sub-Accounts. One Valuation Period ends and another begins as of the close of regular trading on the New York Stock Exchange.

Table of Contents (continued)

Key Information Table
Important Information You Should Consider About the Policy
FEES AND EXPENSES
Charges for Early Withdrawals	Surrender Charge – There are no surrender charges upon a full surrender of the policy.

Partial Surrender Fee – Deducted from the partial surrender amount requested (see Partial Surrender Fee). Currently, Nationwide waives the Partial Surrender Fee. Nationwide may elect in the future to assess a Partial Surrender Fee. The Partial Surrender Fee assessed to each surrender will not exceed the lesser of $25 or 5% of the amount surrendered.
Transaction Charges	The policy owner may also be charged for other transactions as follows:
•  Percent of Premium Charge – Deducted from any Premium payment applied to a policy that is in excess of the no-lapse guarantee annual premium.
• Indexed Interest Strategy Charge – Assessed upon creation of an Index Segment in an Indexed Interest Strategy.
• Service Fee – Upon requesting an illustration, policy loan, or copies of transaction confirmations and statements.
Rider Charges – One time rider charges for certain benefits, deducted upon invoking the rider.
See Standard Policy Charges and Policy Riders and Rider Charges.
Ongoing Fees and Expenses (periodic charges)	In addition to any Partial Surrender Fee and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of optional benefits available under the policy, and such fees and expenses are set based on characteristics of the Insured (e.g., age, sex, and rating classification) (see Standard Policy Charges and Policy Riders and Rider Charges). Please refer to the Policy Specification Pages of your policy for rates applicable to the policy.
These fees and expenses do not reflect investment advisory fees you may pay to a third party financial intermediary from the policy’s Cash Value or from other assets. If such charges were reflected, the fees and expenses would be higher.
A policy owner will also bear expenses associated with the underlying mutual funds under the policy, as shown in the following table:
	Annual Fee	Minimum	Maximum
	Investment options (underlying mutual fund fees and expenses)	0.46% [1]	4.50% [1]
[1] As a percentage of underlying mutual fund assets. Minimum and maximum expenses include the maximum Low Cost Sub-Account Fee (see Low Cost Sub-Account Fee).

RISKS
Risk of Loss	Policy owners of variable life insurance can lose money by investing in the policy, including loss of principal (see Principal Risks).
Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash (see Principal Risks). The primary benefit of this policy is life insurance coverage, and it is designed for long term financial planning. In addition, the policy may limit partial surrenders in the early policy years (see Partial Surrender).
Risks Associated with Investment Options	• Investment in this policy is subject to the risk of poor investment performance of the investment options chosen by the policy owner.
•  Each investment option and each general account option will have its own unique risks.
• Review the prospectuses for the underlying mutual funds before making an investment decision.
See Principal Risks.

RISKS
Insurance Company Risks	Investment in the policy is subject to the risks associated with Nationwide, including that any obligations (including under any general account options), guarantees, or benefits are subject to the claims-paying ability of Nationwide. More information about Nationwide, including its financial strength ratings, is available by contacting the Service Center (see Principal Risks).
Policy Lapse	The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges, including Rider charges. Cash Surrender Value can be reduced by unfavorable Investment Experience, policy loans (including investment advisory policy loans to pay investment advisory fees), partial surrenders (including partial surrenders to pay investment advisory fees), and the deduction of policy charges. Payment of insufficient Premium may cause the policy to Lapse. There is no separate additional charge associated with reinstating a Lapsed policy. The Death Benefit will not be paid if the policy has Lapsed.
For more information, see Principal Risks and Lapse.
RESTRICTIONS
Investments	• Nationwide may restrict the form in which Sub-Account transfer requests will be accepted (see Sub-Account Transfers).
• Nationwide may limit the frequency of transfers involving the indexed interest options, and Nationwide reserves the right to restrict transfers out of the indexed interest strategies (see Indexed Interest Options Transfers).
• The Fixed Account is not available for direct allocation of Premium by the policy owner (see The Fixed Account).
• Nationwide reserves the right to add, remove, and substitute investment options available under the policy (see Addition, Deletion, or Substitution of Mutual Funds).
Optional Benefits	• Certain optional benefits may be subject to availability, eligibility, and/or invocation requirements. Availability of certain optional benefits may be subject to Nationwide’s underwriting approval for the optional benefit.
• Partial surrenders and Indebtedness, including where used to pay investment advisory fees to a third party financial intermediary from the policy’s Cash Value, will reduce benefits available under certain optional benefits.
• Policy loans are not permitted while benefits are being paid under certain optional benefits.
• Nationwide reserves the right to discontinue offering any optional benefit. Such a discontinuance will only apply to new policies and will not impact any policies already in force.
For more information, see Policy Riders and Rider Charges.
TAXES
Tax Implications	• Consult with a tax professional to determine the tax implications of an investment in and payments received under this policy.
• Earnings on the policy are generally not taxable to the policy owner, unless withdrawn from the policy. Partial and full surrenders from the policy may be subject to taxes, may be taxed as ordinary income, and may be subject to a tax penalty.
For more information, see Taxes.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals receive compensation for selling the policy. Compensation can take the form of commission and other indirect compensation in that Nationwide may share the revenue it earns on this policy with the financial professional’s firm. This conflict of interest may influence a financial professional, as these financial professionals may have a financial incentive to offer or recommend this policy over another investment to recommend this policy over another investment (see A Note on Charges).
Some policy owners may utilize an investment adviser to manage their assets, for which the investment adviser assesses a fee. Investment advisers do not receive a commission from Nationwide for policies sold, unless they are also the financial professional selling the policy in a capacity other than as an investment adviser.

RISKS
Exchanges	Some financial professionals may have a financial incentive to offer an investor a new policy in place of the one he/she already owns. An investor should only exchange his/her policy after determining, after comparing the features, fees, and risks of both policies, that it is preferable for him/her to purchase the new policy, rather than to continue to own the existing one (see Exchanging the Policy for Another Life Insurance Policy in Taxes).
Overview of the Policy
Purpose
The primary benefit of this policy is life insurance coverage. Nationwide will pay the Death Benefit Proceeds upon the Insured's death if the Insured dies while the policy is In Force. The policy is In Force when: the policy has been issued; the initial Premium has been paid; the Insured is living; the policy has not been surrendered for its Cash Surrender Value; and the policy has not Lapsed.
The Cash Value and Death Benefit, to the extent the Death Benefit includes or is based on the Cash Value, will not be fixed but will be dependent on the investment performance of the investment options in which the policy owner is invested, and cumulative separate account and policy charges assessed by Nationwide over the life of the policy.
Prospective purchasers should consult with a financial professional to determine whether this policy is appropriate for them, taking into consideration his/her particular needs, including investment objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics. Generally speaking, this policy is intended as a long-term investment, it is not a short-term investment and is not appropriate for an investor who needs ready access to cash, see Principal Risks.
Premiums
The policy owner will select a Premium payment plan for the policy at the time of application. Within limits, the policy owner may vary the frequency and amount of Premium payments, see Premium Payments and Unfavorable Investment Experience. Payment of insufficient Premium may cause the policy to Lapse.
Net Premium, loan repayments, and Cash Value may be allocated among the indexed interest options and/or variable investment options available in the policy.
The policy currently offers two types of general account options, the Fixed Account and indexed interest options, see Risk Associated with Cash Value in the General Account Options. As general account options, amounts credited to these investment options are dependent on Nationwide’s financial strength and claims paying ability.
The Fixed Account will earn interest daily at an effective annual rate, see The Fixed Account. The Fixed Account is not available for direct allocation of Premium by the policy owner.
The indexed interest options offered under the policy use the change in value of reference indexes as factors in the calculation of interest credited to Index Segments. Interest is calculated and applied on Index Segment Maturity Dates; however, no interest will be credited for amounts deducted from an Index Segment before the Index Segment Maturity Date for:
•	full and partial surrenders;
•	policy and Rider charge deductions; or
•	policy loans, including due and unpaid policy loan interest charged.
See Indexed Interest Options.
The variable investment options offered under the policy correspond to mutual funds designed to be the underlying investment options of variable insurance products. Nationwide VL Separate Account-G contains a separate Sub-Account for each of the underlying mutual funds offered in the policy.
Additional information about the underlying mutual funds is available in Appendix A: Underlying Mutual Funds Available Under the Policy.

Policy Features
Death Benefit Options
Note: The Death Benefit will be the greater of the amount produced by the death benefit option in effect on the date of the Insured's death or the Minimum Required Death Benefit, see The Minimum Required Death Benefit.
Death Benefit Option 1: The Death Benefit will be the Base Policy Specified Amount as of the Insured's date of death.
Death Benefit Option 2: The Death Benefit will be the Base Policy Specified Amount plus the Cash Value as of the Insured's date of death.
For additional information, see Standard Death Benefit Options.
Choice of Policy Proceeds
The Policy Proceeds may be paid in a lump sum, or a variety of options that will pay out over time.
Coverage Flexibility
Subject to conditions, the policy owner may choose to:
•	change the death benefit option;
•	decrease the Base Policy Specified Amount and decrease the Rider Specified Amount;
•	change beneficiaries; and
•	change ownership of the policy.
No-Lapse Guarantee Policy Continuation Feature
The policy will remain In Force during the No-Lapse Guarantee Period as long as sufficient Premium is paid to meet the requirements set forth in the No-Lapse Guarantee Policy Continuation provision.
Access to Cash Value
Subject to conditions, the policy owner may:
•	take a policy loan, including declared rate policy loans and/or investment advisory policy loans, see Policy Loans.
•	take a partial surrender, see Partial Surrender.
•	surrender the policy for its Cash Surrender Value at any time while the policy is In Force, see Full Surrender.
Payment of Investment Advisory Fees from the Policy
If a policy owner elects to pay any investment advisory fees from the policy through partial surrenders or investment advisory policy loans, this may reduce the Death Benefit and other benefits under the policy and may result in adverse tax consequences. For more information, see Policy Loans, Partial Surrender, and Taxes.
Transfer Requests
Generally, policy owners may request to transfer allocations between the indexed interest options and Sub-Accounts daily. Policy owners may request to transfer allocations to the indexed interest options daily that will create one or more Index Segments on the Sweep Date coinciding with or next following the date of the transfer request, see How Index Segments Work. Requests to transfer allocations between policy investment options will be processed in the Valuation Period they are received at the Service Center as long as the request is in good order. Requests that are not in good order may be delayed or returned, see Contacting the Service Center.
Restrictions or limitations on transfers from the indexed interest option(s) may delay a policy owner’s ability to transfer Cash Value to the Sub-Accounts. Additionally, transfer requests from a Sub-Account may be subject to short-term trading fees and policies and procedures intended to reduce the potentially detrimental impact that disruptive trading has on Investment Experience. For additional information, see Transfers Among and Between the Policy Investment Options.
Taxes
Earnings on the policy are generally not taxable to the policy owner, unless withdrawn from the policy. This is known as tax deferral. In addition, beneficiaries generally will not have to include Death Benefit Proceeds as taxable income, see Taxes.

Unlike other variable insurance products Nationwide offers, Individual Flexible Premium Adjustable Variable, Fixed, and Index-Linked Universal Life Insurance Policies do not require distributions to be made before the Insured's death, see Taxes.
Assignment
Policy owners may assign the policy as collateral for a loan or another obligation while the policy is In Force, see Assigning the Policy.
Right to Cancel (Examination Right)
For a limited time, the policy owner may cancel the policy and Nationwide will refund the amount prescribed by state law, see Right to Cancel (Examination Right).
Riders
The policy owner may purchase one or more of the Riders listed below, subject to availability in the state where the policy is issued. There may be additional charges assessed for elected Riders and Rider charges may vary based upon the individual characteristics of the Insured. Operation and benefits of the Riders described in this prospectus may vary by the state where the policy is issued, see Appendix B: State Variations.
•	Accelerated Death Benefit for Chronic Illness Rider
•	Accelerated Death Benefit for Critical Illness Rider
•	Accelerated Death Benefit for Terminal Illness Rider
•	Long-Term Care Rider
•	Overloan Lapse Protection Rider II
For additional information, see Policy Riders and Rider Charges.
Fee Table
The following tables describe the fees and expenses that a policy owner will pay when buying, owning, and surrendering or making partial surrenders from the policy. Please refer to the Policy Specifications Pages of your policy for information about the specific fees you will pay based on the options you have elected. These fees and expenses do not reflect investment advisory fees you may pay to a third party financial intermediary from the policy's Cash Value or from other assets. If such charges were reflected, the fees and expenses would be higher.
The first table describes the fees and expenses that a policy owner will pay at the time the policy owner pays Premium into the policy, surrenders or makes partial surrenders from the policy, or transfers Cash Value between investment options.
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Percent of Premium Charge	Upon making a Premium payment	Maximum: 5% of each Premium
Indexed Interest Strategy Charge[1]	Upon creation of an Index Segment in an Indexed Interest Strategy	Maximum: 1.00% of Cash Value applied to create an Index Segment	Currently: 0.00% of Cash Value applied to create an Index Segment
Service Fee[2]	Upon requesting an illustration, policy loan, or copies of transaction confirmations and statements	Maximum: $25	Currently: $0

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Partial Surrender Fee	Upon a partial surrender	Maximum: lesser of $25 or 5% of the amount surrendered from the policy's Cash Value	Currently: $0
Accelerated Death Benefit for Chronic Illness Rider Charge
CI Administrative Charge	Upon invoking the Rider	Maximum: $250.00	Currently: $250.00
Accelerated Death Benefit for Critical Illness Rider Charge
CRI Administrative Charge	Upon invoking the Rider	Maximum: $250.00	Currently: $250.00
Accelerated Death Benefit for Terminal Illness Rider Charge3†
TI Administrative Charge	Upon invoking the Rider	Maximum: $250.00	Currently: $250.00
Rider Charge	Upon invoking the Rider	Maximum: $200 per $1,000 of TI Unadjusted Accelerated Death Benefit Payment	Minimum: $30 per $1,000 of TI Unadjusted Accelerated Death Benefit Payment
Representative: an Insured of any age or sex, an assumed life expectancy of 1 year, an assumed interest rate of 5% and a risk charge of 5%.	Upon invoking the Rider	$100 per $1,000 of TI Unadjusted Accelerated Death Benefit Payment
Overloan Lapse Protection Rider II Charge†	Upon invoking the Rider	Maximum: $185.00 per $1,000 of Cash Value	Minimum: $1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000,assuming the guideline premium/cash value corridor life insurance qualification test is elected	Upon invoking the Rider	$32 per $1,000 of Cash Value
†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.
[1]	Indexed Interest Strategy Charge rates may vary by Indexed Interest Strategy and date on which an Index Segment was created.
[2]	The policy owner will be expected to pay the Service Fee by check or money order at the time of the request. This charge will not be deducted from Cash Value.
3
The Accelerated Death Benefit for Terminal Illness Rider Charge varies based on prevailing interest rates and the life expectancy of the Insured upon payment of the TI Accelerated Death Benefit Payment.
The next table describes the fees and expenses that a policy owner will pay periodically while the policy is In Force, not including mutual fund operating expenses.
Periodic Charges Other Than Annual Portfolio Company Expenses

Base Contract Charges
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance Charge1†	Monthly	Maximum during the No-Lapse Guarantee Period: $11.35 per $1,000 of Net Amount At Risk Maximum after the No-Lapse Guarantee Period: $83.34 per $1,000 of Net Amount At Risk	Minimum during the No-Lapse Guarantee Period: $0.00 per $1,000 of Net Amount At Risk Minimum after the No-Lapse Guarantee Period: $0.13 per $1,000 of Net Amount At Risk
Representative: an age 35 male preferred non-tobacco with a Base Policy Specified Amount of $500,000 and Death Benefit Option 1, guaranteed to age 65	Monthly	$0.00 per $1,000 of Net Amount At Risk in the first policy year during the No-Lapse Guarantee Period $0.35 per $1,000 of Net Amount At Risk in the first policy year after the No-Lapse Guarantee Period
Percent of Sub-Account Value Charge	Monthly	Maximum: 1.00% of the Cash Value allocated to the Sub-Accounts for all policy years
Low Cost Sub-Account Fee[2]	Monthly	Maximum: 1.00% of the Cash Value allocated to certain Sub-Accounts for all policy years
Per $1,000 of Specified Amount Charge†	Monthly	Maximum: $7.572 per $1,000 of Base Policy Specified Amount
Representative: an Issue Age of 35, in the first policy year, male preferred non-tobacco with a Base Policy Specified Amount of $500,000, and Death Benefit Option 1; guaranteed to age 65	Monthly	$0.1170 per $1,000 of Base Policy Specified Amount during the No-Lapse Guarantee Period $0.05 per $1,000 of Base Policy Specified Amount after the No-Lapse Guarantee Period
Declared Rate Policy Loan Interest Charge[3]	Annually and at the time of certain events and transactions	Maximum: Policy Years 1-5: 3.90% of outstanding policy loan Policy Years 6+: 3.25% of outstanding policy loan
Investment Advisory Policy Loan Interest Charge[3]	Annually and at the time of certain events and transactions	Maximum: 3.25% of outstanding policy loan
Optional Benefit Charges
Charge	When Charge is Deducted	Amount Deducted
Long-Term Care Rider Charge†	Monthly	Maximum: $4.17 per $1,000 of Long-Term Care Specified Amount	Minimum: $0.00 per $1,000 of Long-Term Care Specified Amount
Representative: an Attained Age 35 male preferred non-tobacco with an elected benefit percentage of 4%	Monthly	$0.08 per $1,000 of Long Term Care Rider Specified Amount
†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.

[1]	The maximum Cost of Insurance Charge calculation assumes: the Insured is a male; issue age 80; policy year 40; standard tobacco; and any Base Policy Specified Amount. Other sets of assumptions may also produce the maximum charge. On a current basis, the cost of insurance rate is 0.00 during the No-Lapse Guarantee Period.
[2]	The Low Cost Sub-Account Fee is only applicable to certain Sub-Accounts and the Low Cost Sub-Account Fee that is assessed may vary by Sub-Account, see Low Cost Sub-Account Fee.
[3]	The Declared Rate Policy Loan Interest Charge and Investment Advisory Policy Loan Interest Charge are described in more detail in Policy Loans.
The next table shows the minimum and maximum total operating expenses charged by the underlying mutual funds that a policy owner may periodically pay while the policy is In Force. These amounts also include the maximum applicable Low Cost Sub-Account Fee if you choose to invest in certain Sub-Accounts (see Low Cost Sub-Account Fee). A complete list of the underlying mutual funds available under the policy, including their annual expenses, may be found in Appendix A: Underlying Mutual Funds Available Under the Policy.
Annual Underlying Mutual Fund Expenses
	Minimum	Maximum
Total Annual Underlying Mutual Fund Expenses (Expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of average underlying mutual fund assets.)	0.46%	4.50%
Principal Risks
Variable universal life insurance is not suitable as an investment vehicle for short-term savings. It is designed for long-term financial planning. The Cash Value, and the Death Benefit to the extent the Death Benefit includes or is based on the policy's Cash Value, will be dependent upon the investment performance of the policy owner's investment allocations and the fees, expenses and charges paid over the life of the policy. A policy owner may not earn sufficient returns from their selection of investment options to pay a policy’s periodic charges so that additional premium payments may be required over the life of the policy to prevent it from lapsing. Policy guarantees that exceed the value in the variable account, including payment of the Death Benefit, are subject to Nationwide's claims paying ability.
State Variations
This prospectus describes all the material features of the policy. Due to variations in state law, many features of the policy described in this prospectus may be different or may not be available at all depending on the state in which the policy is issued.
Possible variations include, but are not limited to, Rider terms and availability, availability of certain investment options, duration of the right to cancel period, policy exchange rights, policy Lapse and/or reinstatement requirements, and the duration of suicide and incontestability periods. For a more detailed list of material state variations, see Appendix B: State Variations. Variations due to state law are subject to change without notice at any time. To review a copy of the policy and any Riders or endorsements for the state in which the policy will be issued, the policy owner can contact the Service Center, see Contacting the Service Center.
Risk of Increase in Current Fees and Charges
Subject to the guaranteed maximum rates stated in the Policy Specification Pages, Nationwide may change policy and/or Rider charges and rates under the policy any time there is a change in Nationwide's future expectations related to items such as company investment earnings, mortality experience, morbidity experience, persistency experience, expenses (including reinsurance expenses) and taxes. Nationwide will provide advance notice of any increase in policy and/or Rider charges.
If a change in the charges or rates causes an increase to the policy and/or Rider charges, the policy's Cash Value could decrease, potentially increasing the risk of policy Lapse. If a change in the charges or rates causes a decrease to the policy and/or Rider charges, the policy's Cash Value could increase. Policy and Rider charges will not exceed the maximum charges shown in the fee tables, see Fee Table and Standard Policy Charges.

Unfavorable Sub-Account Investment Experience
The Sub-Accounts may generate unfavorable Investment Experience. Unfavorable Investment Experience and the deduction of policy and Sub-Account charges may lower the policy’s Cash Value potentially resulting in a Lapse of insurance coverage, even if all Premium is paid as planned.
Note: A customized projection of policy values (a "policy illustration") is available from your financial professional at the time of application and after the policy is issued. The policy owner selects the Premium amount and frequency shown in the policy illustration to show Nationwide how much Premium the policy owner intends to pay and when. The policy owner also selects assumed Investment Experience. Illustrated Premium and assumed Investment Experience are not guaranteed. Investment Experience varies over time, is rarely the same year-over-year, and may be negative. Because the policy is a variable universal life insurance policy with the potential for unfavorable Investment Experience, including extended periods of significant stock market decline, additional Premium may be required to meet a policy owner's goals and/or to prevent the policy from Lapsing even if all Premium is paid as planned. Generally, variable universal life insurance is considered a long-term investment. Policy owners should weigh the investment risk and costs associated with the policy against their objectives, time horizon, risk tolerance, and ability to pay additional Premium if necessary.
Risk Associated with Cash Value in the General Account Options
Interest credited to, and availability of, Cash Value in the general account options (the Fixed Account and indexed interest options) are subject to Nationwide’s financial strength and claims paying ability. The policy owner assumes the risk that interest credited to the general account options may not exceed the guaranteed minimum interest crediting rates.
Additionally, the policy owner assumes the risk that not all allocations to an indexed interest option will result in any interest being credited to an Index Segment. Amounts withdrawn, deducted, or transferred from an Index Segment before the Index Segment Maturity Date, will forfeit any interest that would have been earned, see Indexed Interest Options.
Interest credited to the general account options alone may be insufficient to pay the policy's charges. Additional Premium payments may be required over the life of the policy to prevent it from Lapsing.
Risk of Policy Lapse
Cash Surrender Value can be reduced by unfavorable Investment Experience, policy loans, partial surrenders and the deduction of policy charges. Underlying mutual fund fees are factored into the NAV used to calculate the Accumulation Unit Value of each Sub-Account and may also reduce Cash Surrender Value, see Mutual Fund Operating Expenses. Whenever Cash Surrender Value is insufficient to cover the policy’s charges, the policy is at risk of Lapse; the policy could terminate without value and insurance coverage would cease.
Payment of Investment Advisory Fees from the Policy
If a policy owner elects to pay any investment advisory fees from the policy through partial surrenders or investment advisory policy loans, this may reduce the Death Benefit and other benefits under the policy, may result in adverse tax consequences, and may increase the risk of policy Lapse. While Nationwide will automatically repay any investment advisory policy loans first from any new Premium payments, Indebtedness will continue to grow if the policy owner does not make additional Premium payments to the policy. Interest charged against Indebtedness accrues daily, and over time, unpaid loan interest charges and additional investment advisory policy loans can cause the policy's Indebtedness to be significant. For more information, see Partial Surrender, Policy Loans, Lapse, and Taxes.
Limitation of Access To Cash Value
A policy owner can access Cash Value through loans, full surrender, and partial surrenders, subject to limitations and any applicable processing fees. Limitations include the amount and frequency of the loan or partial surrender, see Policy Loans and Surrenders.

Indexed Interest Options Transfer Restrictions and Limitations
In addition to the Sub-Accounts available under the policy, Net Premium can be allocated to the indexed interest options. Before the policy's Maturity Date, the policy owner may make transfers to and/or from the indexed interest options without penalty or adjustment, subject to transfer restrictions. These transfers will be in dollars. Nationwide reserves the right to restrict transfers out of the indexed interest strategies. See Indexed Interest Options Transfers for details about restrictions that apply to transfers to and from the indexed interest options.
Sub-Account Transfer Limitations
Frequent transfers among the Sub-Accounts may dilute the value of Accumulation Units, cause the underlying mutual funds to incur higher transaction costs, and interfere with the underlying mutual funds’ ability to pursue their stated investment objectives. This could result in less favorable Investment Experience and a lower Cash Value. Nationwide has instituted procedures to minimize disruptive transfers for Limited Transfer Funds, see Sub-Account Transfers. While Nationwide expects these procedures to reduce the adverse effect of disruptive transfers, it cannot ensure that it has eliminated these risks.
Sub-Account Investment Risk
The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund. A policy owner could lose some or all of their money. A comprehensive discussion of the risks of each underlying mutual fund may be found in the mutual fund’s prospectus. Read each mutual fund's prospectus before investing. Free copies of each mutual fund's prospectus may be obtained by contacting the Service Center, see Contacting the Service Center.
Adverse Tax Consequences
Existing federal tax laws that benefit this policy may change at any time. These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion of the Death Benefit Proceeds from the taxable income of the policy's beneficiary. Partial and full surrenders from the policy may be subject to taxes. The income tax treatment of the surrender of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code. Generally, tax treatment of modified endowment contracts is less favorable when compared to a life insurance policy that is not a modified endowment contract. For example, distributions and loans (including investment advisory policy loans) from modified endowment contracts may currently be taxed as ordinary income and not a return of investment, see Taxes.
The proceeds of a life insurance policy are includible in the gross estate of the Insured for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the Insured, or (b) the Insured, at any time within three years prior to his or her death, possessed any incident of ownership in the policy. For this purpose, the Treasury Regulations provide that the term "incident of ownership" is to be construed very broadly, and includes any right that the Insured may have with respect to the economic benefits in the policy. Consult a qualified tax advisor on all tax matters involving the policy described herein.
Risks Associated with COVID-19
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, which has resulted in operational disruptions, as well as market volatility and general economic uncertainty. While Nationwide has implemented risk management and contingency plans and taken preventative measures and other precautions so it can continue to provide products and services to its customers, even as many of its employees and the employees of its service providers continue to work remotely, it is not currently possible to accurately estimate the full impact that the COVID-19 pandemic will have on Nationwide’s businesses as Nationwide continues to be subject to certain risks that could negatively impact its operations.
Significant market volatility and negative investment returns in the market resulting from the COVID-19 pandemic could have a negative impact on returns of the underlying mutual funds in which the Variable Account invests. Additionally, prolonged current economic conditions, consumer behavior, economic shutdowns, state and federal legislation intended to ease the impact of the COVID-19 pandemic on consumers and voluntary hardship assistance that Nationwide provides to its customers, among other factors related to COVID-19, could affect the amount of sales and profitability of Nationwide’s businesses and could have a negative impact on its financial condition and operations.

While Nationwide is confident in its ability to manage the financial risks related to COVID-19, the extent and duration or the risks related to the COVID-19 pandemic are unknown at this time. It is possible these risks could impact Nationwide’s financial strength and claims-paying ability. There are many factors beyond Nationwide’s control that cannot be mitigated or foreseen that could have a negative impact on Nationwide and the operation of the contract. Nationwide continues to monitor the economic situation and assess its impact on its business operations closely.
Business Continuity Risks
Nationwide is exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, earthquakes, public health crises and terrorist acts, which could adversely affect Nationwide’s ability to administer the contracts. Natural and man-made disasters may require a significant contingent of Nationwide’s employees to work from remote locations. During these periods, Nationwide could experience decreased productivity, and a significant number of Nationwide’s workforce or certain key personnel may be unable to fulfill their duties if Nationwide’s data or systems are disabled or destroyed. In addition, an extended period of remote work arrangements could introduce operational risk and impair Nationwide’s ability to administer the contract.
Nationwide outsources certain critical business functions to third parties and, in the event of a natural or man-made disaster, relies upon the successful implementation and execution of the business continuity planning of such entities. While Nationwide closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely beyond Nationwide’s control. If one or more of the third parties to whom Nationwide outsources such critical business functions experience operational failures, Nationwide’s ability to administer the contract could be impaired.
Cybersecurity
Nationwide’s businesses are highly dependent upon its computer systems and those of its business partners. This makes Nationwide potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include direct risks, such as theft, misuse, corruption and destruction of data maintained by Nationwide, and indirect risks, such as denial of service attacks on service provider websites and other operational disruptions that impede Nationwide’s ability to electronically interact with service providers. Cyber-attacks affecting Nationwide, the underlying mutual funds, intermediaries, and other service providers may adversely affect Nationwide and policy values. In connection with any such cyber-attacks, Nationwide and/or its service providers and intermediaries may be subject to regulatory fines and financial losses and/or reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying mutual funds invest, which may cause the underlying mutual funds to lose value. Although Nationwide undertakes substantial efforts to protect its computer systems from cyber-attacks, including internal processes and technological defenses that are preventative or detective, and other controls designed to provide multiple layers of security assurance, there can be no guarantee that Nationwide, its service providers, or the underlying mutual funds will avoid losses affecting the policy due to cyber-attacks or information security breaches in the future.
In the event that policy values are adversely affected as a result of the failure of Nationwide’s cybersecurity controls, Nationwide will take reasonable steps to restore policy values to the levels that they would have been had the cyber-attack not occurred. Nationwide will not, however, be responsible for any adverse impact to policy values that result from the policy owner or its designee’s negligent acts or failure to use reasonably appropriate safeguards to protect against cyber-attacks.
Nationwide Life and Annuity Insurance Company
The policy is issued by Nationwide, with its home office at One Nationwide Plaza, Columbus, Ohio 43215.
Nationwide VL Separate Account-G
Organization, Registration, and Operation
Nationwide VL Separate Account-G is a separate account established under Ohio law. Nationwide owns the assets in this account and is obligated to pay all benefits under the policies. Nationwide may use the separate account to support other variable life insurance policies that it issues. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of federal securities laws. For purposes of federal securities laws, the separate account is, and will remain, fully funded at all times. This registration does not involve the SEC's supervision of the separate account's management or investment practices or policies.
The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds. Nationwide buys and sells the mutual fund shares at their respective NAV. Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.
Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account's own Investment Experience and not the investment experience of Nationwide's other assets. The separate account's assets are held separately from Nationwide’s other assets and are not part of Nationwide’s general account. Nationwide may not use the separate account's assets to pay any of its liabilities other than those arising from the policies. Nationwide will hold assets in the separate account equal to its liabilities. The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.
Nationwide does not guarantee any money placed in this separate account. The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund. A policy owner could lose some or all of their money.
Addition, Deletion, or Substitution of Mutual Funds
Where permitted by applicable law, Nationwide reserves the right to:
•	remove, close, combine, or add Sub-Accounts and make new Sub-Accounts available;
•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;
•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;
•	combine the separate account with other separate accounts, and/or create new separate accounts;
•	deregister the separate account under the 1940 Act, or operate the separate account or any Sub-Account as a management investment company under the 1940 Act or as any other form permitted by law; and
•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.
Nationwide reserves the right to make other structural and operational changes affecting this separate account.
Nationwide will provide notice of any of the changes above. Also, to the extent required by law, Nationwide will obtain the required orders, approvals, and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC). Also, to the extent required by state law, Nationwide will accept an irrevocable election from the policy owner to transfer 100% of the policy's Cash Value to the Fixed Account if received within 60 days after the date the policy owner received notification of a material change in the investment policy of the separate account.
Substitution of Securities
Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:
(1)	shares of a current underlying mutual fund are no longer available for investment; or
(2)	further investment in an underlying mutual fund is inappropriate.
Nationwide will not substitute shares of any underlying mutual fund in which the Sub-Accounts invest without any necessary prior approval of the appropriate state and/or federal regulatory authorities. All affected policy owners will be notified in writing by U.S. mail, or any other means permitted by law, in the event there is a substitution, elimination, or combination of shares.

The substitute mutual fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premium, or both. Nationwide may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in its sole discretion. The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.
Deregistration of the Separate Account
Nationwide may deregister Nationwide VL Separate Account-G under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.
All policy owners will be notified in the event Nationwide deregisters Nationwide VL Separate Account-G.
Voting Rights
Although the separate account owns the mutual fund shares, policy owners are the beneficial owner of those shares. When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, Nationwide will vote the separate account's shares only as instructed by policy owners.
When a shareholder vote occurs, a policy owner will have the right to instruct Nationwide how to vote. The weight of each vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value a policy has allocated to that mutual fund's Sub-Account (as of a date set by the mutual fund). Nationwide will vote shares for which no instructions are received in the same proportion as those that are received. What this means is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.
Material Conflicts
The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.
Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the policy owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect policy owners and variable annuity payees, including withdrawal of the separate account from participation in the underlying mutual fund(s) involved in the conflict.
Policy Investment Options
Policy owners designate how Net Premium payments are allocated among the Sub-Accounts and/or the indexed interest options. Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.
Variable Investment Options
The variable investment options available under the policy are Sub-Accounts that invest in underlying mutual funds that are registered with the SEC. The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds. The mutual funds are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.
Each Sub-Account's assets are held separately from the assets of the other Sub-Accounts. The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.
Information about each underlying mutual fund, including its name, type, adviser and subadviser (if applicable), current expenses, and performance, is available in Appendix A: Underlying Mutual Funds Available Under the Policy. Each underlying mutual fund issues its own prospectus that contains more detailed information about the underlying mutual fund. For more information on an underlying mutual fund, refer to the prospectus for the mutual fund. To obtain free copies of prospectuses for the underlying mutual funds, policy owners can contact Nationwide using any of the methods described in Contacting the Service Center.

Underlying mutual funds in the separate account are NOT publicly available mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.
The investment advisors of the underlying mutual funds may manage publicly available mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly available mutual fund. Policy owners should not compare the performance of a publicly available mutual fund with the performance of underlying mutual funds participating in the separate account. The performance of the underlying mutual funds could differ substantially from that of any publicly available mutual funds.
The particular underlying mutual funds available under the policy may change from time to time, see Identification of Underlying Mutual Funds. Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment. New underlying mutual funds or new share classes of currently available underlying mutual funds may be added. In the case of new share class additions, future allocations may be limited to the new share classes. The policy owner will receive notice of any such changes that effect the policy.
In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms, or their affiliates may be added to the separate account. These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.
Valuation of Accumulation Units
Nationwide accounts for the value of a policy owner's interest in the Sub-Accounts by using Accumulation Units. The value of each Accumulation Unit varies daily based on the Investment Experience of the underlying mutual fund in which the Sub-Account invests. Nationwide uses each underlying mutual fund's Net Asset Value (NAV) to calculate the daily Accumulation Unit value for the corresponding Sub-Account. Note, however, that the Accumulation Unit value will not equal the underlying mutual fund's NAV. This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units, see How Sub-Account Investment Experience is Determined.
Accumulation Units are priced as of the close of regular trading on the New York Stock Exchange (NYSE), which is normally 4:00 p.m. EST, on each day that the NYSE is open. Nationwide will price Accumulation Units on each day that the NYSE is open for business. Any transactions received after the close of the NYSE will be priced as of the next Valuation Period. Nationwide will not price Accumulation Units on these recognized holidays:
•	New Year's Day
•	Martin Luther King, Jr. Day
•	Presidents' Day
•	Good Friday
•	Memorial Day
•	Independence Day
•	Labor Day
•	Thanksgiving
•	Christmas
In addition, Nationwide will not price Accumulation Units if:
(1)	trading on the NYSE is restricted;
(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or
(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.
SEC rules and regulations govern when the conditions described in items (1) and (2) exist.
How Sub-Account Investment Experience is Determined
Sub-Account allocations are accounted for in Accumulation Units. A policy owner's interest in the Sub-Accounts is represented by the number of Accumulation Units owned by the policy owner. The number of Accumulation Units associated with a given Sub-Account allocation is determined by dividing the dollar amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account. The number of Sub-Account Accumulation Units owned by a policy owner will not change except when Accumulation Units are redeemed to process a requested surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with Premium and loan repayments. Redemptions to process surrenders and loans include requests for partial surrenders and investment advisory policy loans to pay investment advisory fees from the policy.

Initially, Nationwide sets the Accumulation Unit value at $10 for each Sub-Account. Thereafter, the daily value of Accumulation Units in a Sub-Account will vary depending on the Investment Experience of the underlying mutual fund in which the Sub-Account invests. Nationwide accounts for these performance fluctuations by using a "net investment factor," as described below, in the daily Sub-Account valuation calculations. Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.
Nationwide determines the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:
(a)	is the sum of:
•	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and
•	the per share amount of any dividend or income distributions made by the mutual fund held in the Sub-Account (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus
•	a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and
(b)	is the NAV per share of the mutual fund held in the Sub-Account determined as of the end of the immediately preceding Valuation Period.
Nationwide determines the Sub-Account’s Accumulation Unit value at the end of each Valuation Period. The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.
General Account Options
There are two types of general account options under this policy: the Fixed Account and the indexed interest options. Nationwide's obligations under the Fixed Account and indexed interest options are backed by assets of its general account. The general account contains all of Nationwide's assets other than those in this and other Nationwide separate accounts, and is used to support Nationwide's annuity and insurance obligations.
Subject to applicable law, Nationwide has sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Nationwide bears the full investment risk for all amounts allocated to the Fixed Account. For the indexed interest options, Nationwide bears the investment risk of guaranteeing the minimum participation rate, cap rate, and floor rate, see Indexed Interest Strategies Interest Crediting.
Note: Interest credited to the general account options on a current basis in excess of the guaranteed minimums is not guaranteed. Nationwide may offer promotional rates for new issues and/or In Force policies that may not be sustainable for long periods of time. In addition, interest credited on a non-guaranteed basis varies over time, is rarely the same year-over-year, and may be limited to the guaranteed minimum for extended periods of time.
Because of exemptive and exclusionary provisions, interests in the general account options have not been and will not be registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts. Disclosure regarding the general account options, however, is subject to certain generally-applicable provisions of the federal securities laws relating to accuracy and completeness of statements made in prospectuses.
The Fixed Account
The Fixed Account is currently the only fixed interest option under the policy. However, the Fixed Account is not available for direct allocation of Premium by the policy owner. The Fixed Account is only available as a holding account for deposits of required amounts to satisfy monthly deductions for coverage charges during the No-Lapse Guarantee Period.

During the No-Lapse Guarantee Period, Premium paid up to the no-lapse guarantee annual premium (see Percent of Premium Charge) for the Policy Year is automatically allocated to the Fixed Account before Net Premium is allocated according to policy owner allocation instructions. For any Premium received within 23 days prior to a policy anniversary, Nationwide will also automatically deposit a portion of the Premium in the Fixed Account based upon the no-lapse guarantee annual premium for the next Policy Year.
The Fixed Account is not otherwise available for allocations of Net Premium or for transfers of Cash Value, other than transfers to the Fixed Account as a Pending Sweep Transaction, or for extension of coverage beyond the Maturity Date (see Extending Coverage Beyond the Maturity Date).
Minimum Guaranteed Interest Rate
Nationwide guarantees that Cash Value in the Fixed Account will accrue interest daily at an effective annual rate that Nationwide determines without regard to the actual investment experience of the general account. Interest crediting rates are set at the beginning of each calendar quarter but are subject to change at any time. Nationwide will credit any interest in excess of the guaranteed interest crediting rate at its sole discretion. Nationwide may not credit any interest in excess of the guaranteed interest crediting rate and different rates may apply to different Premium deposits.
The effective annual rate Nationwide declares for the Fixed Account will never be less than 1.00%. Contact the Service Center for information regarding current Fixed Account interest crediting rates, see Contacting the Service Center.
Interest Crediting Risks for the Fixed Account
The policy owner assumes the risk that the actual credited interest rate may not exceed the guaranteed minimum interest crediting rate for the Fixed Account. Premiums applied to the policy at different times may receive different interest crediting rates. The interest crediting rate may also vary for new Premium versus Pending Sweep Transactions. Interest credited to the Fixed Account alone may be insufficient to pay the policy's charges. Additional Premium payments may be required over the life of the policy to prevent it from Lapsing.
Restrictions on Transfers to and from the Fixed Account
The policy owner is not permitted to make transfers to and from the Fixed Account. Cash Value in the Fixed Account is available upon a full Surrender of the policy.
On each policy anniversary, any remaining interest credited to the Fixed Account will be transferred to a Sub-Account that the policy owner elects. If no election is made, or if the selected Sub-Account is no longer available for new allocations, such amounts will be applied and held in the available money market Sub-Account until new instructions are received.
Indexed Interest Options
Nationwide believes that the indexed interest options are in substantial compliance with the conditions set forth in Section 989J(a) (1) – (3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and, therefore, qualify for an exemption from registration under the federal securities laws. As Nationwide general account options, the values of the indexed interest options do not vary according to the performance of a separate account. In addition, the products in which the indexed interest options are offered satisfy standard non-forfeiture laws applicable to life insurance. Accordingly, Nationwide has a reasonable basis for concluding that the indexed interest options provide sufficient guarantees of principal and interest through Nationwide’s General Account to qualify for the exclusion from the Securities Act of 1933 provided by Section 3(a)(8).
There are currently two indexed interest options ("indexed interest strategies") available under the policy.
•	The One Year S&P 500® Point-to-Point Indexed Interest Strategy uses one index, the S&P 500®. Interest is calculated using the performance of the S&P 500® over a one year period.
•	The One Year Multi-Index Monthly Average Indexed Interest Strategy uses three indexes, the S&P 500®, The Dow Jones Industrial Average℠, and the NASDAQ-100®. Interest is calculated using a weighted blend of the monthly average performance of these three indices over a one year period.
There may be a charge associated with the indexed interest strategies, see Indexed Interest Strategy Charge.

Indexed Interest Strategies Interest Crediting
The indexed interest strategies use the change in value of designated market indexes ("reference index performance"), and other factors, to calculate interest for Index Segments. The Cash Value in the indexed interest strategies is not actually invested in the stock market or any securities, and does not participate in dividends. Interest credited to the indexed interest strategies will be paid from Nationwide’s general account and will be subject to Nationwide’s financial strength and claims paying ability.
The factors used to calculate Index Segment interest are:
•	The reference index performance from the Sweep Date on which an Index Segment is created to that Index Segment’s maturity date. Each indexed interest strategy has its own method of calculating reference index performance for the Index Segments.
•	A cap rate that is the maximum interest that will be credited to an Index Segment even if reference index performance is greater.
•	A participation rate that is the percentage of positive reference index performance used up to the cap rate.
•	A floor rate that is the minimum interest that will be credited even if the result of the interest calculation would otherwise be less.
For details regarding the available indexed interest strategies and how Index Segment interest is calculated see Appendix C: Indexed Interest Strategies.
How Index Segments Work
Index Segments are created on Sweep Dates by the allocation of Net Premium, loan repayments, and/or transfer of Cash Value to an indexed interest strategy. Amounts allocated or transferred to an indexed interest strategy are held in the Fixed Account as Pending Sweep Transactions until an applicable Sweep Date, see Indexed Interest Options Transfers and Indexed Interest Options Allocations. Sweep Date frequency may be different for each indexed interest strategy and is subject to change. Nationwide guarantees that Sweep Dates will be offered at least quarterly. Contact the Service Center for information regarding current Sweep Date frequencies, see Contacting the Service Center.
Each Index Segment will have current participation, cap, and floor rates declared at the time an Index Segment is created. Current participation, cap, and floor rates for new Index Segments may vary based on market conditions and the costs associated with guaranteeing the current rates for an Index Segment, but will never be less than the minimum rates stated in the Policy Specification Pages. Once established for an Index Segment, the current participation, cap, and floor rates are guaranteed for the duration of the Index Segment. Contact the Service Center for information regarding current participation, cap, and floor rates, see Contacting the Service Center.
On Index Segment Maturity Dates, reference index performance and interest crediting rates are calculated for the Index Segments. Any resulting interest is then applied to the Index Segment Maturity Value. See Indexed Interest Options Transfers for information regarding reallocation or transfer of the Index Segment Maturity Value.
Interest Crediting Risks for the Indexed Interest Strategies
The policy owner assumes the risk that interest credited to an Index Segment may not exceed the guaranteed minimum floor rate due to unfavorable reference index performance. The policy owner also assumes the risk that interest credited to the indexed interest options may be insufficient to pay the policy's charges. Additional Premium payments may be required over the life of the policy to prevent it from Lapsing.
Additionally, no interest will be credited for amounts deducted from an Index Segment before the Index Segment Maturity Date for full and partial surrenders, policy and Rider charge deductions, for policy loans including due and unpaid policy loan interest charged.
Order of Processing from the Indexed Interest Strategies
When policy and Rider charges, partial surrenders, loans and loan interest are deducted from the indexed interest strategies, they will be deducted in the following order:

(1)	from the Index Segment Maturity Value of any Index Segments of the One Year S&P 500® Point-to-Point Indexed Interest Strategy until exhausted, then
(2)	from the Index Segment Maturity Value of any Index Segments of the One Year Multi-Index Monthly Average Indexed Interest Strategy until exhausted; then
(3)	from any unmatured Index Segments of the One Year S&P 500® Point-to-Point Indexed Interest Strategy first from the most recently created Index Segment until it is exhausted, then the next most recently created Index Segment, successively until all Index Segments of that indexed interest strategy are exhausted; then
(4)	from any unmatured Index Segments of the One Year Multi-Index Monthly Average Indexed Interest Strategy first from the most recently created Index Segment until it is exhausted, then the next most recently created Index Segment, successively until all Index Segments of that indexed interest strategy are exhausted; then
Transfers to and from the Indexed Interest Strategies
Prior to the policy's Maturity Date, the policy owner may make transfers into the indexed interest strategies. These transfers will be in dollars. Requested transfers out of the indexed interest strategies are only permitted on Index Segment Maturity Dates. Nationwide reserves the right to restrict transfers out of the indexed interest strategies. See Indexed Interest Options Transfers for details about transfers to and from the indexed interest options.
Availability of the Indexed Interest Strategies
Nationwide reserves the right to add one or more indexed interest strategies. Nationwide may also close one or more of the indexed interest strategies to new allocations and transfers. Any existing Index Segments in a closed indexed interest strategy will be permitted to continue until the end of the applicable Index Segment term. Before an indexed interest strategy is closed, Nationwide will provide the policy owner and any assignee with written notice.
If an indexed interest strategy becomes unavailable, any Index Segments Maturity Value that would otherwise be applied to the unavailable indexed interest strategy, will be held in a money market Sub-Account until new written instructions to transfer to another investment option are received from the policy owner.
Discontinuance or Substitution of Reference Indexes
Nationwide may discontinue or substitute a reference index used in an indexed interest strategy if the reference index is no longer published, if the licensing agreement is not renewed by Nationwide or the licensor, or the calculation of the reference index substantially changes. If a reference index is replaced, Nationwide will select a replacement in its sole discretion. Where an indexed interest strategy uses more than one reference index, Nationwide may adjust the method of calculating Index Segment interest, rather than substituting a comparable index. In the event that Nationwide replaces any of the reference indexes or adjusts the method of calculating Index Segment interest for an indexed interest strategy, Nationwide will provide the policy owner and any assignee with written notice.
Transfers Among and Between the Policy Investment Options
Sub-Account Transfers
Policy owners may request transfers to or from the Sub-Accounts once per Valuation Period, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds. Transfers will be implemented by redeeming Accumulation Units from the Sub-Account(s) indicated by the policy owner and using the redemption proceeds to purchase Accumulation Units in another Sub-Account(s) as directed by the policy owner. The net result is that the policy owner's Cash Value will not change (except due to standard market fluctuations), but the number and allocation of Accumulation Units within the policy will change.
Generally, Sub-Account transfers will receive the Accumulation Unit value next determined at the end of the current Valuation Period if the request and all necessary information is received at the Service Center before the close of the New York Stock Exchange (generally, 4:00 p.m. EST). If the request and all necessary information is received after the close of the close of the New York Stock Exchange, the request will receive the Accumulation Unit value determined at the end of the following Valuation Period. There is one exception as follows:

(1)	One-Day Delay Program. If a policy is subject to restrictions due to transfer frequency, transfer requests submitted through an online account or by telephone will be processed pursuant to Nationwide’s one-day delay program. Specifically, the transfer will be executed at the end of the Valuation Period following the Valuation Period in which the transfer request is received at the Service Center (see Nationwide’s One-Day Delay Program).
Transfer Restrictions
Some of the Sub-Accounts available in the policy invest in underlying mutual funds that are designed to support active trading strategies (frequent reallocations from one Sub-Account to another). These Sub-Accounts are referred to in this prospectus as "Actively Traded Funds." The remaining Sub-Accounts available in the policy invest in underlying mutual funds that prohibit such active trading. These Sub-Accounts are referred to as "Limited Transfers Funds." Lists of the Actively Traded Funds and Limited Transfer Funds appear at the end of this section.
Nationwide discourages (and will take action to deter) inappropriate frequent transfers between and among the Limited Transfer Funds because the frequent movement between or among those Sub-Accounts may negatively impact other investors. Frequent transfers among the Limited Transfer Funds can result in:
•	the dilution of the value of the investors' interests in the mutual fund;
•	mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or
•	increased administrative costs due to frequent purchases and redemptions.
To protect investors in this policy from the potentially negative impact of frequent transfers among the Limited Transfer Funds, Nationwide has implemented, or reserves the right to implement, several processes and/or restrictions designed to deter frequent transfers among the Limited Transfer Funds, while still permitting policy owners to actively trade among the Actively Traded Funds. Nationwide makes no assurance that all risks associated with frequent trading will be completely eliminated by these processes and/or restrictions.
If Nationwide is unable to deter frequent trading in the Limited Transfer Funds, the performance of the Sub-Accounts may be adversely impacted. Policy owners remaining in the affected Sub-Account will bear any resulting increased costs.
Short-Term Trading Fees
Some underlying mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account. The fee is assessed against the amount transferred and is paid to the underlying mutual fund. These fees compensate the mutual fund for any negative impact on fund performance resulting from short-term trading. Some underlying mutual funds may refer to short-term trading fees as "redemption fees." If a short-term trading fee is assessed, the policy owner will receive a confirmation notice.
Currently, none of the underlying mutual funds assess a short-term trading fee.
U.S. Mail Restrictions
Nationwide monitors transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of "transfer events" involving Limited Transfer Funds in a given period. A "transfer event" is any transfer, or combination of transfers, occurring in a given Valuation Period. For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in one Valuation Period, this counts as one transfer event. A single transfer occurring in a given Valuation Period that involves only two Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as one transfer event.

As a result of this monitoring process, Nationwide may restrict the form in which transfer requests involving Limited Transfer Funds will be accepted. In general, Nationwide will adhere to the following guidelines for the Limited Transfer Funds:
Trading Behavior	Nationwide's Response
Six or more transfer events in one calendar quarter	Nationwide will mail a letter to the policy owner notifying them that:
(1) they have been identified as engaging in harmful trading practices; and
(2) if their transfer events exceed 11 in two consecutive calendar quarters or 20 in one calendar year, the policy owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in two consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the policy owner to submitting transfer requests via U.S. mail.
For purposes of Nationwide's transfer policy, U.S. mail includes standard U.S. mail, expedited U.S. mail, and expedited delivery via private carrier.
Each January 1st, Nationwide will start the monitoring anew, so that each policy starts with zero transfer events each January 1. See, however, the Other Restrictions provision below.
Nationwide’s One-Day Delay Program
Some investment advisers or financial professionals manage the assets of multiple Nationwide policies pursuant to trading authority granted or conveyed by multiple policy owners. These multi-policy investment advisers or financial professionals will be required by Nationwide to submit all transfer requests via U.S. mail.
As an alternative to submitting transfer requests via U.S. mail, Nationwide may permit these multi-policy investment advisers and policy owners to submit transfer requests via Nationwide’s "one-day delay" program, which they can use in addition to or in lieu of submitting transfer requests via U.S. mail. The one-day delay option permits investment advisers and policy owners to continue to submit transfer requests via the online account or telephone. However, transfer requests submitted under the one-day delay program via the online account or telephone will not receive the next available Accumulation Unit value. Rather, they will receive the Accumulation Unit value that is calculated at the end of the Valuation Period following the Valuation Period in which the transfer request is received at the Service Center. Transfer requests submitted under the one-day delay program are irrevocable. Policy owners and investment advisers will receive advance notice of being subject to the one-day delay program. Policy owners should consult their investment adviser to determine if he/she is a multi-policy investment adviser and subject to transfer restrictions. Nationwide reserves the right to discontinue the availability of the one-day delay program at any time upon advance notice.
Other Restrictions
Nationwide reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by Nationwide to constitute harmful trading practices, may be restricted.
Any restrictions that Nationwide implements will be applied consistently and uniformly. The policy owner will be notified if a transfer request is rejected.
Underlying Mutual Fund Restrictions and Prohibitions
Pursuant to regulations adopted by the SEC, Nationwide is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any policy owner;
(2)	request the amounts and dates of any purchase, redemption, transfer, or exchange request ("transaction information"); and
(3)	instruct Nationwide to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Nationwide’s policies).
Nationwide is required to provide such transaction information to the underlying mutual funds upon their request. In addition, Nationwide is required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund. Nationwide and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund. If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund, Nationwide will keep any affected policy owners in their current underlying mutual fund allocation.
Actively Traded Funds
The following list indicates those Sub-Accounts that invest in underlying mutual funds that support active trading strategies ("Actively Traded Funds").
•	Rydex Variable Trust - Banking Fund
•	Rydex Variable Trust - Basic Materials Fund
•	Rydex Variable Trust - Biotechnology Fund
•	Rydex Variable Trust - Commodities Strategy Fund
•	Rydex Variable Trust - Electronics Fund
•	Rydex Variable Trust - Energy Fund
•	Rydex Variable Trust - Energy Services Fund
•	Rydex Variable Trust - Financial Services Fund
•	Rydex Variable Trust - Health Care Fund
•	Rydex Variable Trust - High Yield Strategy Fund
•	Rydex Variable Trust - Internet Fund
•	Rydex Variable Trust - Leisure Fund
•	Rydex Variable Trust - NASDAQ-100® Fund
•	Rydex Variable Trust - Precious Metals Fund
•	Rydex Variable Trust - Real Estate Fund
•	Rydex Variable Trust - Retailing Fund
•	Rydex Variable Trust - S&P 500 Pure Growth Fund
•	Rydex Variable Trust - S&P 500 Pure Value Fund
•	Rydex Variable Trust - S&P MidCap 400 Pure Growth Fund
•	Rydex Variable Trust - S&P MidCap 400 Pure Value Fund
•	Rydex Variable Trust - S&P SmallCap 600 Pure Growth Fund
•	Rydex Variable Trust - S&P SmallCap 600 Pure Value Fund
•	Rydex Variable Trust - Technology Fund
•	Rydex Variable Trust - Telecommunications Fund
•	Rydex Variable Trust - Transportation Fund
•	Rydex Variable Trust - Utilities Fund

Limited Transfer Funds
The following list indicates those Sub-Accounts that invest in mutual funds that prohibit active trading strategies ("Limited Transfer Funds").
•	Advisors Preferred Trust - Gold Bullion Strategy Portfolio
•	Alger Capital Appreciation Portfolio: Class I-2 Shares
•	AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Growth and Income Portfolio: Class A
•	AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Small/Mid Cap Value Portfolio: Class B
•	ALPS Variable Investment Trust - ALPS/Alerian Energy Infrastructure Portfolio: Class III
•	American Funds Insurance Series® - Asset Allocation Fund: Class 4
•	American Funds Insurance Series® - Global Small Capitalization Fund: Class 4
•	American Funds Insurance Series® - Growth Fund: Class 4
•	American Funds Insurance Series® - Growth-Income Fund: Class 4
•	American Funds Insurance Series® - International Fund: Class 4
•	American Funds Insurance Series® - New World Fund®: Class 4
•	American Funds Insurance Series® - The Bond Fund of America: Class 4
•	American Funds Insurance Series® - Washington Mutual Investors Fund: Class 4
•	BlackRock Variable Series Funds II, Inc. - BlackRock High Yield V.I. Fund: Class III
•	BlackRock Variable Series Funds II, Inc. - BlackRock Total Return V.I. Fund: Class III
•	BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class III
•	Columbia Funds Variable Series Trust II - Columbia Variable Portfolio - Seligman Global Technology Fund: Class 2
•	Credit Suisse Trust - Commodity Return Strategy Portfolio: Class 1
•	DFA Investment Dimensions Group Inc. - VA Equity Allocation Portfolio: Institutional Class
•	DFA Investment Dimensions Group Inc. - VA Global Bond Portfolio
•	DFA Investment Dimensions Group Inc. - VA Global Moderate Allocation Portfolio: Institutional Class
•	DFA Investment Dimensions Group Inc. - VA International Small Portfolio
•	DFA Investment Dimensions Group Inc. - VA International Value Portfolio
•	DFA Investment Dimensions Group Inc. - VA Short-Term Fixed Portfolio
•	DFA Investment Dimensions Group Inc. - VA U.S. Large Value Portfolio
•	DFA Investment Dimensions Group Inc. - VA U.S. Targeted Value Portfolio
•	DFA Investment Dimensions Group Inc. - VIT Inflation-Protected Securities Portfolio: Institutional Class
•	Eaton Vance Variable Trust - Eaton Vance VT Floating-Rate Income Fund: Initial Class
•	Federated Hermes Insurance Series - Federated Hermes Kaufmann Fund II: Service Shares
•	Federated Hermes Insurance Series - Federated Hermes Managed Volatility Fund II: Primary Shares
•	Fidelity Variable Insurance Products Fund - VIP Balanced Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Disciplined Small Cap Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Growth Opportunities Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP International Capital Appreciation Portfolio: Service Class 2

•	Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Strategic Income Portfolio: Service Class 2
•	First Eagle Variable Funds - Overseas Variable Fund
•	Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 2
•	Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 2
•	Guggenheim Variable Fund - Global Managed Futures Strategy
•	Guggenheim Variable Fund - Multi-Hedge Strategies
•	Guggenheim Variable Funds Trust - Series E (Total Return Bond Series)
•	Guggenheim Variable Funds Trust - Series F (Floating Rate Strategies Series)
•	Guggenheim Variable Funds Trust - Series Q (Small Cap Value Series)
•	Invesco - Invesco V.I. Core Plus Bond Fund: Series I Shares
•	Invesco - Invesco V.I. Diversified Dividend Fund: Series I Shares
•	Invesco - Invesco V.I. Global Fund: Series II
•	Invesco - Invesco V.I. Global Real Estate Fund: Series I Shares
•	Invesco Oppenheimer V.I. International Growth Fund: Series II
•	Janus Aspen Series - Janus Henderson Balanced Portfolio: Institutional Shares
•	Janus Aspen Series - Janus Henderson Enterprise Portfolio: Institutional Shares
•	Janus Aspen Series - Janus Henderson Flexible Bond Portfolio: Service Shares
•	Janus Aspen Series - Janus Henderson Mid Cap Value Portfolio: Institutional Shares
•	John Hancock Variable Insurance Trust - Emerging Markets Value Trust: Series II
•	Lazard Retirement Series, Inc. - Lazard Retirement Emerging Markets Equity Portfolio: Service Shares
•	Legg Mason Partners Variable Equity Trust - ClearBridge Variable Large Cap Growth Portfolio: Class I
•	Legg Mason Partners Variable Equity Trust - ClearBridge Variable Small Cap Growth Portfolio: Class II
•	Lord Abbett Series Fund, Inc. - Bond Debenture Portfolio: Class VC
•	MainStay VP Funds Trust - MainStay VP MacKay Convertible Portfolio: Service 2 Class
•	MFS® Variable Insurance Trust - MFS New Discovery Series: Service Class
•	MFS® Variable Insurance Trust - MFS Utilities Series: Service Class
•	Morgan Stanley Variable Insurance Fund, Inc. - Global Infrastructure Portfolio: Class II
•	Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT DoubleLine Total Return Tactical Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT International Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT iShares® Fixed Income ETF Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT iShares® Global Equity ETF Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT J.P. Morgan Mozaic℠ Multi-Asset Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT S&P 500® Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class Y

•	Nationwide Variable Insurance Trust - NVIT Wells Fargo Discovery Fund: Class II
•	PIMCO Variable Insurance Trust - All Asset Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - Emerging Markets Bond Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - Global Core Bond (Hedged) Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - High Yield Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - Income Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - Real Return Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - Short-Term Portfolio: Administrative Class
•	PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class
•	Pioneer Variable Contracts Trust - Pioneer Bond VCT Portfolio: Class II
•	Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio: Class II
•	Pioneer Variable Contracts Trust - Pioneer Strategic Income VCT Portfolio: Class II
•	Putnam Variable Trust - Putnam VT Income Fund: Class IB
•	Royce Capital Fund - Royce Micro-Cap Portfolio: Investment Class
•	T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio: II
•	T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: II
•	T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio: II
•	The Merger Fund VL - The Merger Fund VL
•	VanEck VIP Trust - Emerging Markets Fund: Initial Class
•	VanEck VIP Trust - Global Resources Fund: Initial Class
•	Vanguard Variable Insurance Fund - Balanced Portfolio
•	Vanguard Variable Insurance Fund - Capital Growth Portfolio
•	Vanguard Variable Insurance Fund - Diversified Value Portfolio
•	Vanguard Variable Insurance Fund - Equity Income Portfolio
•	Vanguard Variable Insurance Fund - Equity Index Portfolio
•	Vanguard Variable Insurance Fund - Global Bond Index Portfolio
•	Vanguard Variable Insurance Fund - Growth Portfolio
•	Vanguard Variable Insurance Fund - High Yield Bond Portfolio
•	Vanguard Variable Insurance Fund - International Portfolio
•	Vanguard Variable Insurance Fund - Mid-Cap Index Portfolio
•	Vanguard Variable Insurance Fund - Real Estate Index Portfolio
•	Vanguard Variable Insurance Fund - Short-Term Investment-Grade Portfolio
•	Vanguard Variable Insurance Fund - Total Bond Market Index Portfolio
•	Vanguard Variable Insurance Fund - Total International Stock Market Index Portfolio
•	Vanguard Variable Insurance Fund - Total Stock Market Index Portfolio
•	Vanguard Variable Insurance Fund - Vanguard Conservative Allocation Portfolio
•	Vanguard Variable Insurance Fund - Vanguard Moderate Allocation Portfolio
•	Virtus Variable Insurance Trust - Virtus Duff & Phelps Real Estate Securities Series: Class A

Fixed Account Transfers
The policy owner is not permitted to make transfers to and from the Fixed Account, see The Fixed Account. Cash Value in the Fixed Account is available upon a full surrender of the policy.
Indexed Interest Options Transfers
Prior to the policy's Maturity Date, the policy owner may make transfers to the indexed interest options. These transfers will be in dollars.
Transfers from the indexed interest options are restricted as follows:
•	Transfers from the indexed interest options are not permitted, except for Index Segment Maturity Value on Index Segment Maturity Dates.
Transfers to the indexed interest options are processed as follows:
•	Transfers to the indexed interest options are applied to the Fixed Account as a Pending Sweep Transaction on the day on which the transfer request is received.
•	The policy owner may change instructions for, or transfer, Pending Sweep Transaction amounts at any time prior to the end of business on the applicable Sweep Date.
•	On the applicable Sweep Date, after processing for monthly deductions and other policy charges, loans and partial surrenders, Pending Sweep Transactions are allocated to the indexed interest strategies according to the transfer instructions in effect on the Sweep Date.
Transfer of Index Segment Maturity Value:
•	On Index Segment Maturity Dates, Index Segment Maturity Value (in excess of any amount required to satisfy monthly deductions and other policy charges assessed, partial surrenders, and/or amounts transferred to the policy loan account) will be transferred to policy investment options according to your allocation instructions in effect for Index Segment Maturity Value, subject to the terms and conditions described in Transfers Among and Between the Policy Investment Options.
•	Nationwide reserves the right to restrict the transfer of Index Segment Maturity Value out of the indexed interest options. Nationwide will notify the policy owner of any such transfer restriction prior to the Sweep Date or start of a new Index Segment.
•	If the policy owner has not provided specific instructions for transfer of Index Segment Maturity Value, it will be applied to create a new Index Segment in the same indexed interest strategy from which it matured.
Contacting the Service Center
All inquiries, paperwork, information requests, service requests, and transaction requests should be made to the Service Center:
•	by Internet by logging on to the policy owner's online account at www.nationwide.com or at www.nationwideadvisory.com
•	by telephone at 1-800-848-6331 (TDD 1-800-238-3035)
•	by mail to Nationwide Life and Annuity Insurance Company, P.O. Box 182835, Columbus, Ohio 43218-2835
•	by fax at 1-888-677-7393
Nationwide reserves the right to restrict or remove the ability to submit service requests via Internet, phone, or fax upon written notice.
Not all methods of communication are available for all types of requests. To determine which methods are permitted for a particular request, refer to the specific transaction provision in this prospectus, or call the Service Center. Requests submitted by means other than described in this prospectus could be returned or delayed.
Service and transaction requests will generally be processed in the Valuation Period they are received at the Service Center as long as the request is in good order, see Valuation of Accumulation Units. Good order generally means that all necessary information to process the request is complete and in a form acceptable to Nationwide. If a request is not in good order, Nationwide will take reasonable actions to obtain the information necessary to process the request. Requests that are not in good order may be delayed or returned. Nationwide reserves the right to process any transaction request sent to a location other than the Service Center in the Valuation Period it is received at the Service Center. On any day the post office is closed, Nationwide is unable to retrieve service and transaction requests that are submitted by mail. This will result in a delay of the delivery of those requests to the Service Center.
If mandated under applicable law, Nationwide may be required to reject a Premium payment and to refuse to process transaction requests for transfers, surrenders, loans, and/or Death Benefit Proceeds until instructed otherwise by the appropriate regulator. Nationwide may also be required to provide information about a specific policy to government regulators.
Nationwide will use reasonable procedures to confirm that instructions are genuine and Nationwide will not be liable for following instructions that it reasonably determined to be genuine. Nationwide may record telephone requests. Telephone and computer systems may not always be available. Any telephone system or computer can experience outages or slowdowns for a variety of reasons. The outages or slowdowns could prevent or delay processing. Although Nationwide has taken precautions to support heavy use, it is still possible to incur an outage or delay. To avoid technical difficulties, submit transaction requests by mail.
The Policy
General Information
The policy is a legal contract. It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Specification Pages; and the application, including any supplemental application. The benefits described in the policy and this prospectus, including any optional Riders or modifications in coverage, may be subject to Nationwide’s underwriting and approval. In addition to the terms and conditions of the policy, policy owner rights are governed by this prospectus and protected by federal securities laws and regulations. Nationwide will consider the statements made in the application as representations, and will rely on them as being true and complete. However, Nationwide will not void the policy or deny a claim unless a statement is a material misrepresentation. If a policy owner makes an error or misstatement on the application, Nationwide will adjust the Death Benefit, Rider benefits, and Cash Value accordingly.
Under limited circumstances and at the request of the policy owner, Nationwide may backdate the policy by assigning a Policy Date earlier than the date the application is signed. Backdating may result in lower cost of insurance rates; however, policy charges will be deducted from the policy's Cash Value for each accrued month that the policy was backdated.
Any modification or waiver of Nationwide’s rights or requirements under the policy must be in writing and signed by Nationwide’s president or corporate secretary. No agent may bind Nationwide by making any promise not contained in the policy.
Nationwide may modify the policy, its operations, or the separate account’s operations to meet the requirements of any law or regulation issued by a government agency to which the policy, Nationwide, or the separate account is subject. Nationwide may modify the policy to assure that it continues to qualify as a life insurance policy under federal tax laws. Nationwide will notify policy owners of all modifications and will make appropriate endorsements to the policy.
The policy is nonparticipating, meaning that Nationwide will not be contributing any operating profits or surplus earnings toward the policy Proceeds.
To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).
It is important to remember that the portion of any amounts allocated to Nationwide’s general account, including any amounts allocated to the Fixed Account or the indexed interest options, and any guaranteed benefits Nationwide may provide under the policy exceeding the value of amounts held in the separate account are subject to Nationwide’s claims paying ability.
Any money Nationwide pays, or that is paid to Nationwide, must be in the currency of the United States of America.
In order to comply with the USA PATRIOT Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries
Policy Owner
The policy belongs to the owner named in the application or as a result of a valid assignment. The policy owner may name a contingent owner who will become the policy owner if the policy owner dies before Proceeds become payable. Otherwise, ownership will pass to the policy owner's estate, if the policy owner is not the Insured.
Policy Owner Rights
The policy owner may exercise all policy rights in accordance with policy terms while the policy is In Force, subject to Nationwide’s approval. These rights include, but are not limited to, the following:
•	changing the policy owner, contingent owner, and beneficiary;
•	assigning, and/or exchanging the policy;
•	requesting transfers, policy loans, and partial surrenders or a complete surrender; and
•	changing insurance coverage such as death benefit option changes, adding or removing Riders, decreasing the Base Policy Specified Amount, and/or decreasing any Rider Specified Amount
These rights are explained in greater detail throughout this prospectus.
Subject to Nationwide’s approval, the policy owner may name a different policy owner or contingent owner while the policy is In Force by submitting a written request to the Service Center. Any such change request will become effective as of the date signed, however, it will not affect any payment made or action taken before the change is received and recorded by Nationwide. There may be adverse tax consequences to changing parties of the policy.
Beneficiaries
The principal right of a beneficiary is to receive the Death Benefit Proceeds if the Insured dies while the policy is In Force. While the policy is In Force, a policy owner may name more than one beneficiary, designate primary and contingent beneficiaries, change or add beneficiaries, and/or direct Nationwide to distribute the Proceeds other than as described below.
If a primary beneficiary dies before the Insured dies, Nationwide will pay the Death Benefit Proceeds to the surviving primary beneficiaries. Unless specified otherwise by the policy owner, Nationwide will pay multiple primary beneficiaries in equal shares. A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured dies and before any Proceeds become payable. A policy owner may name more than one contingent beneficiary. Unless specified otherwise by the policy owner, Nationwide will also pay multiple contingent beneficiaries in equal shares.
Requests to change or add beneficiaries must be submitted in writing to the Service Center. Nationwide may require that the policy owner send the policy for endorsement before the change is recorded. Any such change request will become effective as of the date signed, however, it will not affect any payment made or action taken before the change is received and recorded by Nationwide.
Purchasing a Policy
The policy is available for Insureds between the Attained Ages of 18 and 80. To purchase the policy, prospective purchasers must submit a completed application and the required initial Premium payment.
Nationwide must receive evidence of insurability that satisfies its underwriting standards before it will issue a policy. Nationwide can provide prospective purchasers with the details of its underwriting standards upon request. Nationwide normally uses the medical or paramedical method to assign underwriting classes, which may require a medical examination. Nationwide may also offer an accelerated underwriting option with limited underwriting classes that generally does not require a medical examination, if the proposed Insured qualifies. If offered, prospective purchasers may opt out of accelerated underwriting for normal underwriting which can result in a more or less favorable underwriting classification and accordingly lower or higher policy charges. Nationwide reserves the right to reject any application for any reason permitted by law. Additionally, Nationwide reserves the right to modify its underwriting standards on a prospective basis for newly issued policies at any time.
The minimum initial Base Policy Specified Amount is $500,000 for Insureds age 18-64, and $100,000 for Insureds age 65-80. Nationwide reserves the right to modify the minimum Base Policy Specified Amount on a prospective basis for newly issued policies at any time.

Initial Premium Payment
The required initial Premium payment amount is stated in the Policy Specification Pages and will depend on the following factors: the initial Base Policy Specified Amount, death benefit option elected, any Riders elected, and the Insured’s age, sex, health, and activities. Initial Premium may be paid to the Service Center or to an authorized Nationwide representative. The initial Premium payment will not be applied to the policy until the underwriting process is complete.
Insurance Coverage
Issuance of full insurance coverage requires that the Insured meet all underwriting requirements, the required initial Premium is paid (including any additional Premium determined necessary through the underwriting process), and the policy is delivered while the Insured is alive. Nationwide has the right to reject any application for insurance, in which case Nationwide will return the Premium payment within two business days of the date Nationwide rejects the application.
After Nationwide approves an application, insurance coverage will begin and will be In Force on the Policy Date shown in the Policy Specification Pages. Nationwide begins deducting policy charges on the Policy Date. Changes in the Base Policy Specified Amount (which may only be requested after the first policy year) will be effective on the next Policy Monthaversary after Nationwide approves the change request.
Insurance coverage will end upon the Insured's death, when Nationwide begins to pay the Proceeds, or when the policy reaches the Maturity Date, unless it is extended. Coverage will also end if the policy Lapses.
Temporary Insurance Coverage
Temporary insurance coverage (of an amount equal to the Base Policy Specified Amount, up to $1,000,000) may be available for no charge before full insurance coverage takes effect. Prospective purchasers must submit a temporary insurance agreement and make an initial Premium payment. The amount of this initial Premium payment will depend on the initial Base Policy Specified Amount, choice of death benefit option, and any Riders elected. Temporary insurance coverage will remain In Force for no more than 60 days from the date of the temporary insurance agreement. If full coverage is denied, the temporary insurance coverage will terminate five days from the date Nationwide mails a termination notice (accompanied by a refund equal to the Premium payment made). If full coverage is approved, the temporary insurance coverage will terminate on the date that full insurance coverage takes effect. Allocation of the initial Net Premium will be determined by the right to examine law of the state in which the policy is issued.
Right to Cancel (Examination Right)
Under state law a policy owner may, for a limited time, cancel the policy and receive a refund (commonly referred to as the "right to cancel" period). The length of the right to cancel period depends on state law and may vary depending on whether the policy was purchased to replace another policy. The minimum right to cancel period is 10 days.
In order to cancel the policy during the right to cancel period, a policy owner must submit a written cancellation request and return the policy either to the sales representative or to the Service Center. Nationwide will honor written cancellation requests received in good order by the last day of the right to cancel period (if returned by US mail, the request must be post-marked by the last day of the right to cancel period). If the policy is canceled during the right to cancel period, Nationwide will treat the policy as if it was never issued.
Written cancellation requests received after the close of business on the date the right to cancel period expires will not be canceled free of charge.
Within seven days of receipt of a written cancellation request, Nationwide will refund the amount prescribed by state law. The amount Nationwide refunds will be Cash Value and any charges deducted or, in certain states, the greater of the Premium paid or the policy's Cash Value plus any charges deducted.
Allocation of Net Premium During Right to Cancel Period
Where state law requires the return of initial Premium for cancellations during the right to cancel period, Nationwide will allocate initial Net Premium to the fixed interest options as instructed. Nationwide will allocate initial Net Premium allocated to the Sub-Accounts to the available money market Sub-Account until the right to cancel period expires. At the expiration of the right to cancel period, Nationwide will transfer the amount held in the money market Sub-Account to the requested Sub-Accounts based on the allocation instructions in effect at the time of the transfer.
Where state law requires the return of Cash Value, Nationwide will allocate all of the initial Net Premium to the designated Sub-Accounts and fixed interest options based upon the allocation instructions in effect at the time.

Nationwide reserves the right to apply any Net Premium allocated to the indexed interest options to the Fixed Account until the next applicable Sweep Date after the right to cancel period expires.
Premium Payments
This policy does not require a payment of a scheduled Premium amount to keep it In Force. It will remain In Force as long as the conditions that cause a policy to Lapse do not exist, see Lapse and Unfavorable Investment Experience. Premium payment reminder notices will be sent according to the Premium payment schedule selected by the policy owner. Additional Premium payments must be submitted to the Service Center. Each Premium payment must be at least $50. Upon request, Nationwide will furnish Premium payment receipts. Policy owners may make additional Premium payments at any time while the policy is In Force and prior to the Maturity Date, subject to the following:
•	Nationwide may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy's Net Amount At Risk.
•	Nationwide will refuse and refund Premium payments that exceed the applicable premium limit established by the Code to qualify the policy as a contract for life insurance. Refunds of Premium will be processed from the policy investment options in the order described in Partial Surrender.
•	Nationwide will monitor Premiums paid and will notify policy owners when the policy is in jeopardy of becoming a modified endowment contract, see Taxes.
•	Nationwide may require that policy Indebtedness be repaid before accepting any additional Premium payments, see Policy Loans.
Premium payments will be allocated to the Sub-Accounts and indexed interest options according to the allocation instructions in effect at the time the Premium is received, subject to availability.
Premium allocations to the indexed interest options will be applied to the Fixed Account as a Pending Sweep Transaction on the day they are received. On the applicable Sweep Date, Pending Sweep Transactions will be allocated to the indexed interest strategies, after processing for monthly deductions and other policy charges, loans and partial surrenders, according to the allocation instructions in effect on the day on which the Net Premium was received, unless changed by any transfer requests received in the meantime.
The policy owner may change how future Premium will be allocated at any time while the policy is In Force by notifying Nationwide in writing.
Cash Value
Nationwide will determine the Cash Value at least monthly. Cash Value will fluctuate daily and there is no guaranteed Cash Value. At the end of any given Valuation Period, the Cash Value is equal to the sum of:
•	the value of the Accumulation Units allocated to the Sub-Accounts, see Valuation of Accumulation Units;
•	amounts allocated to the indexed interest options, including credited interest;
•	amounts in the Fixed Account, including credited interest; and
•	amounts allocated to the declared rate policy loan account and/or investment advisory policy loan account (only if a loan was taken), including credited interest, see Policy Loans.
Surrenders and policy charges and deductions will reduce the Cash Value of the policy. If Cash Value is a factor in calculating a benefit associated with the policy, such as the Death Benefit or a benefit associated with an elected Rider, the value of that benefit will also fluctuate, including being reduced due to surrenders and policy charge deductions. If the policy is surrendered or Lapses, the Cash Value will be reduced by the amount of any Indebtedness.
On any date during the policy year, the Cash Value equals the Cash Value on the preceding Valuation Period, plus any Net Premium applied since the previous Valuation Period, minus any policy charges, plus or minus any investment results, and minus any partial surrenders.
Changing the Amount of Insurance Coverage
After the first policy year, the policy owner may request to decrease the Base Policy Specified Amount. Increases to the Base Policy Specified Amount are not permitted under the policy. To decrease the Base Policy Specified Amount, the policy owner must submit in good order, a written request to the Service Center. Changes to the Base Policy Specified Amount will become effective on the next Policy Monthaversary after Nationwide approves the request unless the policy owner requests and Nationwide approves a different date. However, no change will take effect unless the Cash Surrender Value or Lapse protection provided by the No-Lapse Guarantee Policy Continuation provision would be sufficient to keep the policy In Force for at least three months. Nationwide may limit the number of Base Policy Specified Amount decreases to one each policy year. Changes to the Base Policy Specified Amount will typically alter the Death Benefit.
Decreases to the Base Policy Specified Amount may decrease the amount of policy charges. Nationwide will deny any request to reduce the Base Policy Specified Amount below the minimum Base Policy Specified Amount shown in the Policy Specification Pages. Nationwide will also deny any request that would disqualify the policy as a contract for life insurance.
Terminating the Policy
There are several ways that the policy can terminate. The policy will automatically terminate when the Insured dies, the policy reaches the Maturity Date and is not extended (see Policy Maturity), or the Grace Period ends. The policy will also terminate if it is fully surrendered.
Terminating the policy may result in adverse tax consequences.
Assigning the Policy
The policy owner may assign any or all rights under the policy while it is In Force, subject to Nationwide’s approval. The beneficiary's interest will be subject to the person or entity to which the policy owner assigned rights. Assignments must be in writing on a form satisfactory to Nationwide. Assignments will become effective on the date signed, unless otherwise specified by the policy owner, and are subject to any payments or actions taken by Nationwide before it is received and recorded at the Service Center. Nationwide is not responsible for the sufficiency or validity of any assignment. Assignments will be subject to any Indebtedness, policy liens, garnishments, court orders, and any previous assignments.
Reminders, Reports, and Illustrations
Nationwide will send scheduled Premium payment reminders and transaction confirmations to policy owners upon request. Nationwide will also send quarterly and annual statements that show:
•	the Base Policy Specified Amount;
•	Premiums paid;
•	all charges since the last report;
•	the current Cash Value;
•	the Cash Surrender Value; and
•	Indebtedness.
Confirmations of individual financial transactions, such as transfers, partial surrenders, and loans are generated and mailed automatically. Copies may be obtained by contacting the Service Center.
Nationwide will send these reminders and reports to the address provided on the application unless directed otherwise. At any time after the first policy year, policy owners may ask for an illustration of future benefits and values under the policy, see Service Fee.

IMPORTANT NOTICE REGARDING DELIVERY
OF SECURITY HOLDER DOCUMENTS
When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple policy owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the policy owner(s). Household delivery will continue for the life of the policies. A policy owner can revoke their consent to household delivery and reinstitute individual delivery by contacting the Service Center. Individual delivery will resume within 30 days after receiving such notification.
Other Benefits Available Under the Policy
In addition to the standard death benefit options available under the policy, other standard or optional benefits may also be available to you. The following table summarizes information about these other benefits. For additional information on the policy’s Riders, see Policy Riders and Rider Charges. Additional information on the fees associated with each benefit is in the Fee Table.
Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
No-Lapse Guarantee Policy Continuation (see No-Lapse Guarantee Policy Continuation)	Prevents Lapse during the No-Lapse Guarantee Period if premium requirements are satisfied	Standard	• The No-Lapse Guarantee Period is elected at the time of application and cannot be changed after the policy is issued
• The no-lapse guarantee monthly premium can change due to action by the policy owner
• When the No-Lapse Guarantee Period ends, the policy may be at risk of Lapse
Dollar Cost Averaging (see Policy Owner Services)	Long-term transfer program involving automatic transfer of assets	Standard	• Transfers are only permitted from a limited number of Sub-Accounts
• The Fixed Account is not available as an originating investment option
• Transfers may not be directed to the Fixed Account
• Nationwide may modify, suspend, or discontinue these programs at any time
Asset Rebalancing (see Policy Owner Services)	Automatic reallocation of assets on a predetermined percentage basis	Standard	• Assets in the Fixed Account are excluded from the program
Automated Income Monitor (see Policy Owner Services)	Systematic partial surrender and/or policy loan program to take an income stream of scheduled payments from the Cash Value	Standard	• Only available to policies that are not modified endowment contracts
• Policy owners are responsible for monitoring the policy to prevent Lapse
• Program will terminate upon the occurrence of specified events
• Nationwide may modify, suspend, or discontinue the program at any time
Declared Rate Policy Loans (see Policy Loans)	Provide for policy loans	Standard	• Minimum loan amount is $200
Investment Advisory Policy Loans (see Policy Loans)	Provide for policy loans for investment advisory fees	Standard	• Limited availability • Subject to an annual maximum amount for any Policy Year • Nationwide reserves the right to stop offering at any time

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
Accelerated Death Benefit for Chronic Illness Rider	Provides for chronic illness benefit payments	Optional	• Subject to eligibility requirements
• Not available if the Long-Term Care Rider is elected
• Insured must be certified by a licensed health care practitioner within 30 days prior to submitting a claim
• Subject to annual and lifetime dollar amount limitations
• 90-day waiting period applies for the first claim; waiting period may apply for subsequent claims
• Death Benefit must be changed to Death Benefit option 1
• Partial Surrenders and Indebtedness will reduce benefits
• Receipt of accelerated death benefits may be taxable and may adversely impact eligibility for other government benefits
• Benefit amount may be reduced because of benefits paid under other Riders
Accelerated Death Benefit for Critical Illness Rider	Provides for critical illness benefit payments	Optional	• Subject to eligibility requirements
•  Insured must have one of the qualifying critical illness conditions to invoke this Rider
•  Subject to annual and lifetime dollar amount limitations
•  Death Benefit must be changed to Death Benefit option 1
•  Partial Surrenders and Indebtedness will reduce benefits
•  Receipt of accelerated death benefits may be taxable and may adversely impact eligibility for other government benefits
• Benefit amount may be reduced because of benefits paid under other Riders
Accelerated Death Benefit for Terminal Illness Rider	Provides a one-time terminal illness benefit payment	Optional	• The Rider only applies to the Insured under the base policy
• Requested Percentage must not exceed 50% of the Base Policy Specified Amount
• Amount of the accelerated death benefit payment must be at least $10,000 and cannot exceed $250,000
• The minimum Base Policy Specified Amount for the policy must still be met after processing the acceleration request
• Timing restrictions on coverage may apply
• Receipt of accelerated death benefits may be taxable and may adversely impact eligibility for other government benefits
• Benefit amount may be reduced because of benefits paid under other Riders

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations
Long-Term Care Rider	Provides a monthly benefit by accelerating a portion of the Base Policy Specified Amount for qualified long-term care services	Optional	• Must be elected at application
• If this Rider is elected, the Accelerated Death Benefit for Chronic Illness Rider is not available
• Underwriting and approval of the Rider are separate and distinct from that of the policy
• Long-Term Care Specified Amount must be at least $100,000 and no more than the maximum determined in underwriting
• Increases of the Long-Term Care Specified Amount are not permitted
• Subject to maximum monthly benefit
• Subject to eligibility requirements to invoke the Rider
• Subject to an elimination period before benefits are paid
• Written notice of claim is required
• Benefit associated with the Rider may not cover all long-term care costs incurred
• The Rider does not provide benefits for chronic illness resulting from suicide attempts, the commission of felonies, alcoholism or drug addiction, or war. The Rider also does not cover preexisting conditions not disclosed in the application for the Rider if the need for services begins during the first six months after the Rider effective date.
Overloan Lapse Protection Rider II	Prevent the policy from Lapsing due to Indebtedness	Optional	• Subject to eligibility requirements to invoke the Rider
• Election to invoke is irrevocable
• Once invoked, all other Riders terminate
• Cash Value will be transferred to the Fixed Account and may not be transferred out
• No further loans or withdrawals may be taken from the policy
Standard Policy Charges
Deductions for charges are taken from Premium payments and/or the Cash Value, as applicable, to compensate Nationwide for the services and benefits provided, the costs and expenses incurred, and the risks assumed. Certain expenses may be recovered utilizing more than one charge. Nationwide may generate a profit from any of the charges assessed under the policy.
Policy and Rider charges reflect costs and risks associated with issuing the policy and Rider(s). Certain charges will vary based upon the individual characteristics of the Insured. The Insured is assigned to an underwriting classification based upon his/her age, sex (if not unisex classified), tobacco rate type, and health. The policy owner can request an illustration of specific costs and/or see the Policy’s Specification Pages for information about specific charges of their policy.
Nationwide may change policy and/or Rider charges and rates under the policy at any time, subject to the guaranteed maximum rates stated in the Policy Specification Pages. Changes in policy and/or Rider charges and rates vary by changes in future expectations for factors including, but not limited to, Nationwide’s investment earnings, mortality experience, morbidity experience, persistency experience, expenses, including reinsurance expenses, and taxes. Changes to policy and/or Rider charges and rates will be on a uniform basis for Insureds of the same Issue Age, sex, rate class, rate type, and Base Policy Specified Amount, whose policies have been In Force for the same length of time. If a change in the charges or rates causes an increase to the policy and/or Rider charges, the policy's Cash Value could decrease. If a change in the charges or rates causes a decrease to the policy and/or Rider charges, the policy's Cash Value could increase. Any changes will be determined in accordance with state law. Policy and Rider charges will never exceed the maximum charges shown in the fee tables, see Fee Table.

Monthly Charges
Monthly charges and deductions include the following charges:
(1)	Sub-Account charges:
a.	Percent of Sub-Account Value Charge; and
b.	Low Cost Sub-Account Fee, if applicable.
(2)	Coverage charges:
a.	Cost of Insurance Charge,
b.	Per $1,000 of Specified Amount Charge, and
c.	Any rider charges, if applicable (see Policy Riders and Rider Charges).
Each of these charges are described in more detail below.
How Monthly Charges are Deducted
Sub-Account Charges. The Percent of Sub-Account Value Charge is deducted proportionally from the Cash Value in the Sub-Accounts, unless Directed Monthly Deductions are elected. The Low Cost Sub-Account Fee, if applicable, is deducted from the Cash Value in the corresponding Sub-Account(s) that impose the Low Cost Sub-Account Fee, unless Directed Monthly Deductions are elected.
If Directed Monthly Deductions are elected, and the selected investment option’s value is insufficient to cover the full monthly deduction, the remainder of the monthly deduction for the Sub-Account charges will be deducted proportionally from the Cash Value in the Sub-Accounts. The Fixed Account is not available for Directed Monthly Deductions of the Sub-Account charges.
Coverage Charges. The coverage charges are taken from the policy investment options successively until each is exhausted in the following order, unless Directed Monthly Deductions are elected:
1.	first from the Fixed Account, excluding Pending Sweep Transactions; then
2.	proportionally from the Pending Sweep Transactions; then
3.	from the Index Segment Maturity Value of any Index Segments as described in Order of Processing from the Indexed Interest Strategies, see Indexed Interest Options; then
4.	proportionally from the Sub-Accounts; then
5.	from the unmatured Index Segments of the indexed interest strategies as described in Order of Processing from the Indexed Interest Strategies, see Indexed Interest Options.
During the No-Lapse Guarantee Period, Directed Monthly Deductions are not available for the coverage charges.
Charges taken against allocations to the Sub-Accounts are assessed by redeeming Accumulation Units. The number of Accumulation Units redeemed is determined by dividing the dollar amount of the charge by the Accumulation Unit value for the Sub-Account. Nationwide does not deduct policy charges or Rider charges from the Cash Value attributable to the declared rate policy loan account or the investment advisory policy loan account. For a complete description of how loan interest is credited and charged, see Policy Loans.
Sub-Account Charges
Percent of Sub-Account Value Charge
The Percent of Sub-Account Value Charge is deducted monthly as described in How Monthly Charges are Deducted. The charge may vary by policy based on the amount of Cash Value allocated to the Sub-Accounts and the length of time the policy has been In Force. The charge is intended to compensate Nationwide for assuming the risk associated with mortality, operational expenses, regulatory changes, and state and federal taxes, with a margin for profit and overall expenses. This charge is in addition to any charges assessed by the mutual funds underlying the Sub-Accounts, and any Low Cost Sub-Account Fees if applicable.

The maximum guaranteed Percent of Sub-Account Value Charge is equal to an annualized rate of 1.00% of all Cash Value allocated among the policy’s Sub-Accounts for all policy years. The Percent of Sub-Account Value Charge that is currently assessed is $0.00.
Low Cost Sub-Account Fee
For allocations to certain Sub-Accounts, Nationwide deducts a Low Cost Sub-Account Fee. The Low Cost Sub-Account Fee is assessed on allocations to certain Sub- Accounts that invest in underlying mutual funds that do not pay Nationwide sufficient mutual fund service fee payments, which compensate Nationwide for promoting, marketing, and administering the policy and the underlying mutual funds. To the extent that any Low Cost Sub-Account Fees collected exceed actual expenses associated with promoting, marketing, and administering the policy, Nationwide may realize a profit from this charge.
The Sub-Accounts that are subject to a Low Cost Sub-Account Fee are indicated below. The fee will be calculated by multiplying the Cash Value in any Sub-Accounts that have a Low Cost Sub-Account Fee by the applicable Low Cost Sub-Account Fee charge rate. The determination of which Sub-Accounts impose a Low Cost Sub-Account Fee is made by Nationwide at its sole discretion. Nationwide may add, change, or remove a Low Cost Sub-Account Fee from any Sub-Account at its sole discretion upon written or online notice to policy owners. In the event Nationwide determines to add a Low Cost Sub-Account Fee to an existing Sub-Account, Nationwide will not impose the Low Cost Sub-Account Fee on existing allocations to that Sub-Account.
Some of the indicated Sub-Accounts may not be available due to the date your policy was issued. Refer to Appendix A: Underlying Mutual Funds Available Under the Policy for more information regarding Sub-Account availability.
Sub-Accounts with a Low Cost Sub-Account Fee equal to an annualized rate of up to 0.35%:
•	DFA Investment Dimensions Group Inc. - VA Equity Allocation Portfolio: Institutional Class
•	DFA Investment Dimensions Group Inc. - VA Global Bond Portfolio
•	DFA Investment Dimensions Group Inc. - VA Global Moderate Allocation Portfolio: Institutional Class (formerly, DFA Investment Dimensions Group Inc. - DFA VA Global Moderate Allocation Portfolio: Institutional Class)
•	DFA Investment Dimensions Group Inc. - VA International Small Portfolio
•	DFA Investment Dimensions Group Inc. - VA International Value Portfolio
•	DFA Investment Dimensions Group Inc. - VA Short-Term Fixed Portfolio
•	DFA Investment Dimensions Group Inc. - VA U.S. Large Value Portfolio
•	DFA Investment Dimensions Group Inc. - VA U.S. Targeted Value Portfolio
•	DFA Investment Dimensions Group Inc. - VIT Inflation-Protected Securities Portfolio: Institutional Class
•	Nationwide Variable Insurance Trust - NVIT iShares® Fixed Income ETF Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT iShares® Global Equity ETF Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT J.P. Morgan Mozaic℠ Multi-Asset Fund: Class Y
•	Vanguard Variable Insurance Fund - Balanced Portfolio
•	Vanguard Variable Insurance Fund - Capital Growth Portfolio
•	Vanguard Variable Insurance Fund - Diversified Value Portfolio
•	Vanguard Variable Insurance Fund - Equity Income Portfolio
•	Vanguard Variable Insurance Fund - Equity Index Portfolio
•	Vanguard Variable Insurance Fund - Global Bond Index Portfolio
•	Vanguard Variable Insurance Fund - Growth Portfolio
•	Vanguard Variable Insurance Fund - High Yield Bond Portfolio
•	Vanguard Variable Insurance Fund - International Portfolio
•	Vanguard Variable Insurance Fund - Mid-Cap Index Portfolio
•	Vanguard Variable Insurance Fund - Real Estate Index Portfolio

•	Vanguard Variable Insurance Fund - Short-Term Investment-Grade Portfolio
•	Vanguard Variable Insurance Fund - Total Bond Market Index Portfolio
•	Vanguard Variable Insurance Fund - Total International Stock Market Index Portfolio
•	Vanguard Variable Insurance Fund - Total Stock Market Index Portfolio
•	Vanguard Variable Insurance Fund - Vanguard Conservative Allocation Portfolio
•	Vanguard Variable Insurance Fund - Vanguard Moderate Allocation Portfolio
Sub-Accounts with a Low Cost Sub-Account Fee equal to an annualized rate of up to 0.20%:
•	Alger Capital Appreciation Portfolio: Class I-2 Shares
•	Credit Suisse Trust - Commodity Return Strategy Portfolio: Class 1
•	Federated Hermes Insurance Series - Federated Hermes Managed Volatility Fund II: Primary Shares
•	Janus Aspen Series - Janus Henderson Balanced Portfolio: Institutional Shares
•	Janus Aspen Series - Janus Henderson Enterprise Portfolio: Institutional Shares
•	Janus Aspen Series - Janus Henderson Mid Cap Value Portfolio: Institutional Shares
•	Legg Mason Partners Variable Equity Trust - ClearBridge Variable Large Cap Growth Portfolio: Class I
•	Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT DoubleLine Total Return Tactical Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT International Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT S&P 500® Index Fund: Class Y
•	Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class Y
•	Royce Capital Fund - Royce Micro-Cap Portfolio: Investment Class
•	VanEck VIP Trust - Emerging Markets Fund: Initial Class
Coverage Charges
Cost of Insurance Charge
A Cost of Insurance Charge is deducted monthly as described in How Monthly Charges are Deducted. The charge is intended to cover Nationwide’s expenses associated with providing expected mortality benefits to be paid under the policy, compensation for assuming lapse and investment risks, with a margin for profit and overall expenses.
The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate. The Net Amount At Risk for an In Force policy will vary by factors including the Base Policy Specified Amount, death benefit option, elected life insurance qualification test, and the policy’s Cash Value, including Investment Experience, interest crediting, payment of Premium, partial surrenders, and policy and Rider charges. The cost of insurance rate will vary by the Insured's sex, issue age, underwriting class, how long the policy has been In Force, and the Base Policy Specified Amount. The cost of insurance rates are based on Nationwide’s expectations as to future mortality and expense experience, investment earnings, persistency, and taxes. Current and guaranteed monthly cost of insurance rates established at issue generally increase year over year to reflect expectations that mortality and underwriting risks generally increase as the Insured's Attained Age and the length of time the Policy has been In Force increase. On a current basis, the cost of insurance rate is 0.00 during the No-Lapse Guarantee Period.
The cost of insurance rate(s) will never be greater than what is shown in the Policy Specification Pages.
Per $1,000 of Specified Amount Charge
A per $1,000 of Specified Amount charge is deducted monthly as described in How Monthly Charges are Deducted. The per $1,000 of Specified Amount charge is intended to compensate Nationwide for expenses associated with sales, underwriting, distribution, and issuance of the policy, with a margin for profit and overall expenses.

The charge is calculated by dividing the Base Policy Specified Amount in effect on the Policy Date by $1,000, and the result is then multiplied by the applicable respective charge rate. The charge will not be reduced or removed even if the Base Policy Specified Amount is later decreased.
The guaranteed maximum charge rate is stated in the Policy Specification Pages. On a current basis, Nationwide may charge less than the guaranteed maximum rate. During the No-Lapse Guarantee Period, the current rates range from $0.05525 to $6.576 per $1,000 of Base Policy Specified Amount, and after the No-Lapse Guarantee Period, current rates ranges from $0.005 to $0.25 per $1,000 of Base Policy Specified Amount.
The monthly per $1,000 of Specified Amount charge rate may vary by the Base Policy Specified Amount, Insured’s Attained Age, and death benefit option, sex, rate class, and rate type, in effect on the Policy Date.
Monthly per $1,000 of Specified Amount charge rates are generally lower for Insureds who are younger and in good health, larger Base Policy Specified Amounts, and policies with Death Benefit Option 1. A policy owner should request an illustration from his/her financial professional to determine how various levels of coverage, and Death Benefit option impact the cost of the policy.
Nationwide may assess the monthly per $1,000 of Specified Amount charge in all policy years on a guaranteed basis. Currently, the charge is assessed for 10 years measured from the Policy Date.
Transaction Fees
Percent of Premium Charge
Nationwide deducts a percent of Premium charge for any Premium payment applied to a policy that is in excess of the no-lapse guarantee annual premium. For the first policy year, the no-lapse guarantee annual premium is equal to the no-lapse guarantee monthly premium stated in the Policy Specification Pages multiplied by twelve. The no-lapse guarantee annual premium is recalculated on each policy anniversary and will not change during a policy year. For any policy year after the first policy year, the no-lapse guarantee annual premium is equal to the no-lapse guarantee monthly premium in effect at the beginning of the policy year multiplied by twelve.
The percent of Premium charge rate is equal to the applicable state Premium tax based upon your state of residence, which is the actual amount of tax liability Nationwide incurs. The applicable percent of Premium charge rate is determined by Nationwide at the time the Premium is processed. The percent of Premium charge rate will only change if the tax liability that Nationwide incurs for your policy changes. A change in your state of residence may result in a change to the percent of Premium charge rate for your policy. Nationwide will not retroactively adjust the percent of Premium charge. The guaranteed maximum percent of Premium charge rate applicable to your policy is stated in the Policy Specification Pages. For more information on state variations in the percent of Premium charge, see Appendix B: State Variations.
The percent of Premium charge does not otherwise compensate Nationwide for any expenses related to the policy, and Nationwide does not provide for a margin of profit through this charge.
On a guaranteed basis, the maximum percent of Premium charge rate is 5.00%.
Nationwide may waive some or all of the percent of Premium charge on the initial Premium paid into a policy as part of a Nationwide sponsored exchange program to another Nationwide policy as permitted under the securities laws and/or rules or by order of the SEC.
Indexed Interest Strategy Charge
An indexed interest strategy charge may be assessed at the time an Index Segment is created. The charge will be deducted from the amount being applied to the Index Segment. This charge is intended to compensate Nationwide for the costs of hedging and investment related expenses associated with the indexed interest strategies. The indexed interest strategy charge is calculated by multiplying the dollar amount applied to an indexed interest strategy by the applicable indexed interest strategy charge rate. The indexed interest strategy charge rates may vary by indexed interest strategy and the date on which an Index Segment is created, but will never exceed 1.00%. Currently, the indexed interest strategy charge is 0.00% for all indexed interest strategies. On a guaranteed basis, the charge will be no more than the current floor rate for an Index Segment minus 0.25%.
Service Fees
Nationwide may charge a fee to cover the administrative cost of processing certain policy owner service requests such as requests for:

•	policy loans;
•	copies of transaction confirmations and statements; and
•	illustrations of future benefits and values.
Although Nationwide currently waives service fees, it may elect in the future to assess a service fee. The guaranteed maximum service fee is $25.00 per service request. Service fees are not deducted from the policy and must be paid by check or money order at the time the service is requested. In the event Nationwide charges a fee for an illustration of future benefits and values, one report per policy year will be provided free of charge.
Partial Surrender Fee
Partial Surrender Fees are deducted from the partial surrender amount requested. Nationwide currently waives the Partial Surrender Fee. The fee is intended to compensate Nationwide for the administrative costs associated with calculating and generating the surrender amount. Nationwide may elect in the future to assess a Partial Surrender Fee. The Partial Surrender Fee assessed to each surrender will not exceed the lesser of $25 or 5% of the amount surrendered.
Surrender Charge
There are no surrender charges upon a full surrender of the policy.
Mutual Fund Expenses
In addition to the policy charges, there are also charges associated with the underlying mutual funds in which the Sub-Accounts invest. Policy owners do not pay these charges directly, but these charges do affect the value of the assets allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that Nationwide subsequently uses to value Sub-Account units. The underlying mutual funds' prospectuses contain additional information about these charges. Policy owners may contact the Service Center to receive, free of charge, copies of the prospectuses for any of the underlying mutual funds available under the policy.
Reduction of Charges
The policy may be purchased by individuals, corporations, and other entities. Nationwide may reduce or eliminate certain charges where the size or nature of the group allows Nationwide to realize savings with respect to sales, underwriting, administrative, or other costs. Additionally, when the policy is purchased through a distributor that generally has lower associated policy expense characteristics due to commission arrangements and/or total Premium we may reduce one or more policy charges. Where prohibited by state law, Nationwide will not reduce charges associated with the policy.
Nationwide determines the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total premium Nationwide expects to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time Nationwide expects the individual policies to be in force; and any other circumstances which are rationally related to the expected reduction in expenses.
Nationwide may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges. Policy owners should consult with a financial professional about reductions available and, where appropriate, obtain an illustration demonstrating the impact of any reduced charges on the policy.
Nationwide may change both the extent and the nature of the charge reductions. Any charge reductions will be applied in a way that is not unfairly discriminatory to policy owners and will reflect the differences in costs of services provided.
Entities considering purchasing the policy should note that in 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. The policies are based upon actuarial tables that distinguish between men and women unless the purchaser is an entity and requests non-sex distinct tables be used for underwriting. The policies generally provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing the policy.

A Note on Charges
During a policy's early years, the expenses Nationwide incurs in distributing and establishing the policy exceed the deductions. Nevertheless, Nationwide expects to make a profit over time because variable life insurance is intended to be a long-term financial investment. Accordingly, Nationwide has designed the policy with features and investment options that it believes support and encourage long-term ownership.
Nationwide makes many assumptions and accounts for many economic and financial factors when establishing the policy's fees and charges. The following is a discussion of some of the factors that are relevant to the policy's pricing structure.
Distribution, Promotional, and Sales Expenses
Distribution, promotional, and sales expenses include amounts paid to broker-dealer firms as commissions, expense allowances, and marketing allowances. Nationwide refers to these expenses collectively as "total compensation."
Nationwide has the ability to customize the total compensation package of its broker-dealer firms. Nationwide may vary the form of compensation paid or the percentage or amounts paid as commission, expense allowance, or marketing allowance, to the extent permitted by SEC and FINRA rules and other applicable laws and regulations. However, the total premium based compensation will not exceed the maximum (150% of Premiums paid during the first Policy Year up to the commissionable target premium). In addition to any Premium-based amount, Commission may also be paid as an asset-based amount. If an asset-based commission is paid, it will not exceed 0.20% of the non-loaned Cash Value per year. Commissionable target premium is actuarially derived based on the Base Policy Specified Amount, the Insured’s characteristics and the death benefit option of the policy.
Marketing allowance is based on a firm’s ability and demonstrated willingness to promote and market Nationwide’s products. How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of Nationwide’s products, which may include but not be limited to, providing conferences or seminars, sales or training programs, advertising and sales campaigns regarding the policies, and payments to assist a firm in connection with its administrative systems, operations and marketing expenses and/or other events or activities sponsored by the firms.
Nationwide may also host training and/or educational meetings including the cost of travel, accommodations and meals for firms that sell the policies as well as assist such firms with marketing or advertisement costs.
The actual amount and/or forms of total compensation paid depend on factors such as the level of premiums Nationwide receives from respective broker-dealer firms and the scope of services the firms provide. Some broker-dealer firms may not receive maximum total compensation.
Individual financial professionals typically receive a portion of the commissions/total compensation paid, depending on their arrangement with their broker-dealer firm. Policy owners should consult the financial professional to know the exact compensation arrangement associated with this policy.
Some policy owners may utilize an investment adviser to manage their assets, for which the investment adviser assesses a fee. Investment advisers do not receive a commission from Nationwide for policies sold, unless they are also the financial processional selling the policy in a capacity other than as an investment adviser.
Information on Underlying Mutual Fund Service Fee Payments
Nationwide's Relationship with the Underlying Mutual Funds
The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares. The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily. The separate account (not the policy owners) is the underlying mutual fund shareholder. When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public. Nationwide incurs these expenses instead.
Nationwide also incurs the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment advisor or subadvisor of an underlying mutual fund or its affiliates may provide Nationwide or its affiliates with wholesaling services that assist in the distribution of the policy and may pay Nationwide or its affiliates to participate in educational and/or marketing activities. These activities may provide the advisor or subadvisor (or their affiliates) with increased exposure to persons involved in the distribution of the policy.
Types of Payments Nationwide Receives
In light of the above, the underlying mutual funds or their affiliates make certain payments to Nationwide or its affiliates (the "payments"). The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies Nationwide and its affiliates issue, but in some cases may involve a flat fee. These payments are made for various purposes, including payments for the services provided and expenses incurred by the Nationwide companies in promoting, marketing and administering the policies and underlying funds. Nationwide may realize a profit on the payments received.
Nationwide or its affiliates receive the following types of payments:
•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;
•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and
•	Payments by an underlying mutual fund's advisor or subadvisor (or its affiliates). Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.
Furthermore, Nationwide benefits from assets invested in affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because these affiliates receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services provided. Overall, Nationwide may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.
Nationwide took into consideration the anticipated mutual fund service fee payments from the underlying mutual funds when it determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds). Without these mutual fund service fee payments, Nationwide would have imposed higher charges under the policy.
Some of the underlying mutual funds do not pay mutual fund service fee payments to Nationwide or pay lower mutual fund service fee payments than necessary to support Nationwide’s pricing and risk objectives. In an effort to offset expenses that would otherwise be offset by mutual fund service fee payments, Nationwide assesses a Low Cost Sub-Account Fee on allocations to certain Sub-Accounts that invest in underlying mutual funds that do not make such payments. To the extent that any Low Cost Sub-Account Fees collected exceed actual expenses associated with promoting, marketing, and administering the policy, Nationwide may realize a profit from this charge.
Amount of Payments Nationwide Receives
For the year ended December 31, 2020, the underlying mutual fund service fee payments Nationwide and its affiliates received from the underlying mutual funds did not exceed 0.75% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through the policy or other variable policies that Nationwide and its affiliates issued. Payments from investment advisors or subadvisors to participate in educational and/or marketing activities have not been taken into account in this percentage.
Most underlying mutual funds or their affiliates have agreed to make payments to Nationwide or its affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all. Because the amount of the actual payments Nationwide or its affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, Nationwide and its affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).
For policies owned by an employer sponsored retirement plan subject to ERISA, upon a plan trustee’s request, Nationwide will provide a best estimate of plan-specific, aggregate data regarding the amount of underlying mutual fund service fee payments Nationwide received in connection with the plan’s investments either for the previous calendar year or plan year, if the plan year is not the same as a calendar year.

Identification of Underlying Mutual Funds
Nationwide may consider several criteria when identifying the underlying mutual funds, including some or all of the following: investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, fund expenses, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, and the capability and qualification of each investment firm. Other factors Nationwide may consider during the identification process are: whether the underlying mutual fund's advisor or sub-advisor is a Nationwide affiliate; whether the underlying mutual fund or its service providers (e.g., the investment advisor or sub-advisors), or its affiliates will make mutual fund service fee payments to Nationwide or its affiliates in connection with certain administrative, marketing, and support services; or whether affiliates of the underlying mutual fund can provide marketing and distribution support for sales of the policies. For additional information on these arrangements, see Types of Payments Nationwide Receives. Nationwide reviews the funds periodically and may remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations from policy owners, see Variable Investment Options and Addition, Deletion or Substitution of Mutual Funds.
Nationwide does not recommend or endorse any particular fund and it does not provide investment advice.
There may be underlying mutual funds with lower fees and expenses, as well as other variable policies that offer underlying mutual funds with lower fees and expenses. Policy owners should consider all of the fees and charges of the policy in relation to its features. Higher policy fees and charges and underlying mutual fund fees and expenses have a direct effect on the policy’s investment performance.
Policy Riders and Rider Charges
Policy owners may purchase one or more of the policy’s Riders. There may be additional charges assessed for elected Riders, see Fee Table. The availability, operation, and benefits of the Riders may vary by the state where the policy is issued.
Some Rider charges are assessed starting on the Policy Date and each Policy Monthaversary by taking deductions from the Cash Value. Some Riders assess a one-time charge upon invoking the Rider.
Rider charges compensate Nationwide for the services and benefits provided, the costs and expenses incurred, and the risks assumed by Nationwide associated with offering the Riders. Nationwide may generate a profit from any of the Rider charges.
The maximum and minimum/current Rider charges are stated in the Fee Tables, see Fee Table.
Note: The charge and/or benefits received under certain Riders may be treated as a distribution from the policy for income tax purposes, see Periodic Withdrawals, Non-Periodic Withdrawals and Policy Loans in Taxes.
Accelerated Death Benefit for Chronic Illness Rider
The benefit associated with this Rider is that, subject to the Insured meeting the eligibility requirements and Nationwide’s approval of a claim, the Policy owner can request to be paid a lump sum of up to 20% of the CI Eligible Specified Amount once in any twelve-month period, subject to annual and lifetime dollar amount limitations on the available CI Unadjusted Accelerated Death Benefit Payment defined in the Rider and Policy Specification Pages. The CI Eligible Specified Amount, maximum annual and remaining lifetime CI Unadjusted Accelerated Death Benefit Payment and the maximum amount by which the Base Policy Specified Amount can be reduced and are subject to change if there are changes to Base Policy Specified Amount, change of Death Benefit option in effect, and/or payment of accelerated death benefits from other Riders.
Chronic illness benefit payments represent an advance of a portion of the Base Policy Specified Amount that will ultimately reduce the Cash Value, Cash Surrender Value, Base Policy Specified Amount, and Death Benefit. A Policy owner may request a CI Unadjusted Accelerated Death Benefit Payment less than the maximum available amount. Choosing an amount less than the available maximum could extend the length of time over which the benefit is available. However, the maximum annual benefit is not cumulative; taking less than the maximum benefit in one year does not add the difference to the maximum annual benefit amount available in succeeding years.
Note: The receipt of accelerated death benefits may be taxable, see Taxes. The eligibility of the recipient to receive Medicaid or other government provided benefits may be adversely impacted. Prior to accepting accelerated death benefits, a tax advisor and applicable social service agencies should be consulted.

Availability
This Rider will be issued on the Policy Date with any policy that is not issued with the Long-Term Care Rider and for which the Insured meets Nationwide’s underwriting requirements for this Rider.
This Rider is only available for issue on the Policy Date.
Eligibility Requirements
To invoke this Rider, the Insured must be certified by a licensed health care practitioner within 30 days prior to submitting a claim as: (1) having a severe cognitive impairment; or (2) unable to perform without substantial assistance at least two of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair); and (3) being expected to need substantial supervision to protect the Insured from threats to health and safety due to cognitive impairment for the remainder of their life or substantial assistance with activities of daily living for the remainder of their life.
In addition, a 90-day waiting period beginning the day the Insured is certified must be satisfied for the first claim and for any subsequent claim that is submitted more than 90 calendar days after the anniversary of the most recent prior chronic illness benefit payment date.
Proof of care services received or expenses incurred is not required.
Nationwide has the right to verify that all criteria for eligibility have been satisfied, including review of the Insured's medical records and physical examinations of the Insured. Additionally, the following limitations on eligibility apply:
•	the condition a claim is based on must not be the result of an intentionally self-inflicted injury or attempted suicide, while sane or insane;
•	applicable law must not require this benefit to meet the claims of creditors, whether in bankruptcy or otherwise;
•	the Policy owner must not be required by a government agency to claim this benefit in order to apply for, obtain, or keep a government benefit or entitlement;
•	Nationwide must have received a signed acknowledgment of concurrence with the payment from all assignees, irrevocable beneficiaries, or other parties with an interest in the policy; and
•	the policy must not be disqualified as life insurance as defined in the Internal Revenue Code, as amended, as a result of the chronic illness benefit payment.
Chronic Illness Benefit Payment Calculation – Administrative Charge and Deductions
A benefit payment under this Rider is equal to the CI Unadjusted Accelerated Death Benefit Payment on the applicable chronic illness benefit payment date minus the following charge and deductions in the order listed:
(1)	the Rider’s administrative charge to compensate Nationwide for claims processing and other administrative expenses. The guaranteed maximum Rider administrative charge is $250;
(2)	any due and unpaid Premium and/or policy charges if the policy is in a grace period, which will be applied to the policy as Premium to pay the due and unpaid Premium and/or policy charges; and
(3)	a portion of the CI Unadjusted Accelerated Death Benefit Payment equal to any Indebtedness multiplied by, the number one minus the CI Proportional Reduction Percentage, which will be applied as a loan repayment.
A disclosure statement will be provided at the time of a claim stating the applicable Rider administrative charge, other deductions from the CI Unadjusted Accelerated Death Benefit Payment, and amount of the CI Accelerated Death Benefit Payment, see Calculation of the Accelerated Death Benefit for Chronic Illness.
Impact of Invoking the Accelerated Death Benefit for Chronic Illness Rider on the Policy
Prior to processing the Rider’s benefit payment on the first chronic illness benefit payment date, if the Death Benefit option in effect is not Death Benefit option 1 (level), it will be changed to Death Benefit option 1 (level). The Death Benefit option is not permitted to be changed at any time after the first chronic illness benefit payment date.
On each chronic illness benefit payment date, the Base Policy Specified Amount will be reduced by subtracting a dollar amount equal to the CI Unadjusted Accelerated Death Benefit Payment multiplied by a factor that is the lesser of the applicable guaranteed maximum Base Policy Specified Amount reduction factor stated in the Policy Specification Pages or a non-guaranteed Base Policy Specified Amount reduction factor determined by Nationwide. The result of this calculation will be reduction of the Base Policy Specified Amount by more than the CI Unadjusted Accelerated Death Benefit Payment Amount. Therefore, the total amount of benefit received if this Rider is invoked, Death Benefit Proceeds plus CI Accelerated Death Benefit Payments, will be less than the Death Benefit Proceeds that could be received if this Rider is not invoked.
The non-guaranteed Base Policy Specified Amount reduction factor determined by Nationwide will be calculated so that the CI Accelerated Death Benefit Payment will be at least equal to the reduction to the Cash Surrender Value resulting from payment of a claim, using:
(1)	a mortality assumption which may vary by the Attained Age and sex of the Insured; and
(2)	an interest rate that will not exceed the greater of:
(a)	the then current yield on 90-day treasury bills available on the applicable chronic illness benefit payment date; or
(b)	the then current maximum adjustable policy loan interest rate based on applicable state insurance law limits and the Moody’s Corporate Bond Yield Average – Monthly published by Moody’s Investor Service, Inc., or successor thereto, for the calendar month ending two months before the applicable chronic illness benefit payment date.
Note: The purpose of providing a non-guaranteed Base Policy Specified Amount reduction factor is to potentially provide a lower reduction factor than would apply if the guaranteed Base Policy Specified Amount reduction factor were used. The non-guaranteed Base Policy Specified Amount reduction factor will be determined at the time a claim is processed using then current Nationwide’s expectations for mortality for the Insured’s Attained Age and sex. Higher expected mortality results in a lower non-guaranteed Specified Amount Reduction Factor. Higher interest rates at the time a claim is processed result in a higher non-guaranteed Specified Amount Reduction Factor. The applicable non-guaranteed Base Policy Specified Amount reduction factor can be obtained by contacting the Service Center, see Contacting the Service Center.
On a guaranteed basis factors used to reduce the Base Policy Specified Amount will generally be lower as the Insured’s Attained Age increases, which may result in a smaller reduction of the Base Policy Specified Amount for the same CI Unadjusted Accelerated Death Benefit Payment taken at a later Attained Age. However, on a current basis the Base Policy Specified Amount reduction factor calculation can increase or decrease from one year to the next. Contact Nationwide for information about the Base Policy Specified Amount reduction factor applicable to the Insured at any time, see Contacting the Service Center.
A disclosure statement will be provided at the time of a claim stating the amount of the applicable Base Policy Specified Amount reduction factor and the impact of taking the CI Accelerated Death Benefit Payment on policy values.
If a claim for a chronic illness benefit payment is approved by Nationwide, each of the following policy elements are proportionally reduced by multiplying them by the CI Proportional Reduction Percentage:
(1)	if greater than zero, any Cash Value in the order for partial surrenders, see Partial Surrender; and
(2)	any required Premium for the policy, policy features, and any other attached Riders.
Any other policy charges and policy values in effect at the time the request for payment is processed may change to reflect the new Base Policy Specified Amount and Cash Value.
Impact of Partial Surrenders and Indebtedness on Rider Benefits
Taking partial Surrenders may reduce the Base Policy’s Specified Amount, the CI Eligible Specified Amount, and the maximum annual and lifetime CI Unadjusted Accelerated Death Benefit Payment.
Outstanding Indebtedness on the date a CI Accelerated Death Benefit Payment is calculated will reduce the amount of the CI Accelerated Death Benefit Payment, because a portion of any CI Unadjusted Accelerated Death Benefit Payment will be applied as a policy loan repayment. If Indebtedness is great enough, it may result in the entire CI Unadjusted Accelerated Death Benefit Payment, after deduction of the Rider administrative charge and any unpaid Premium or policy charges, being applied as a policy loan repayment. If, after deduction of the Rider administrative charge and any unpaid Premium or Policy charges, Indebtedness remains after application of the entire CI Unadjusted Accelerated Death Benefit Payment as a policy loan repayment, an additional policy loan repayment or Premium payment may be required to keep the policy In Force.

Impact of Invoking the Accelerated Death Benefit for Chronic Illness Rider on other Riders
Any portion of the Death Benefit accelerated to pay benefits under this Rider will reduce the amount available to pay benefits under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount. Benefits paid under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount will reduce the amount available to pay benefits under this Rider.
Before submitting a claim for benefits under this Rider, the Policy owner should consult his/her financial professional. The Policy owner can request a disclosure statement projecting the impact of making a claim under this Rider and any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount for which the Insured meets the eligibility requirements. Additionally, illustrations based on the benefit paid as well as other methods of distributing money from the policy, such as loans and partial surrenders, if there is Cash Value, can also be requested, see Contacting the Service Center. These resources can be used by the Policy owner and their financial professional to determine whether the making a claim is consistent with the purchaser’s life insurance objectives, tax situation, and other personal characteristics and needs.
Accelerated Death Benefit for Terminal Illness
If the Insured makes a claim for benefits under this Rider and a rider that permits acceleration of the death benefit for terminal illness at the same time, benefits will first be payable under the rider that accelerates the death benefit for terminal illness. Any chronic illness benefit payment payable will be based on the CI Eligible Specified Amount after reduction for payment of the accelerated death benefit for terminal illness.
Accelerated Death Benefit for Critical Illness
If the Insured makes a claim for benefits under a Rider that permits acceleration of the death benefit for critical illness at the same time, benefits will first be payable under the Rider that accelerates the death benefit for critical illness. Any CI Accelerated Death Benefit Payment payable will be based on the CI Eligible Specified Amount after reduction for payment of the accelerated death benefit for critical illness.
Overloan Lapse Protection
Upon invoking an overloan lapse protection rider, this Rider will terminate.
Claims
Nationwide requires written proof of claim, consisting of detailed documentation that describes and confirms the Insured is chronically ill and is expected to need substantial supervision to protect the Insured from threats to health and safety due to cognitive impairment or substantial assistance with at least two activities of daily living for the remainder of their life. If Nationwide determines that a benefit trigger has not been met, it will follow internal and external review processes consistent with applicable laws and regulations in the state of issue. Nationwide reserves the right to require that the Insured, at their own expense for any necessary travel, be physically present in the United States, its territories or possessions, at the time of obtaining a written certification and at the time any medical opinions and physical examinations are obtained.
Upon receiving notice of a claim, a disclosure statement will be provided projecting the amount of the applicable Base Policy Specified Amount reduction factor and the impact of taking the CI Accelerated Death Benefit Payment on policy values. Within 30 days of receiving a CI Accelerated Death Benefit Payment, the Policy owner may return it to the Service Center. The CI Accelerated Death Benefit Payment and related charges will be credited to the policy, and any related changes to the policy will be reversed.
Terminating the Rider
This Rider terminates on the earliest of the following:

(1)	the Policy Monthaversary on or next following the date Nationwide receives the Policy owner’s written request to terminate this Rider;
(2)	upon termination of the policy to which this Rider is attached;
(3)	an overloan lapse protection Rider, if applicable, is invoked; or
(4)	the Insured’s date of death.
Termination of this Rider, except due to a full surrender of the policy, will not prevent the payment of any accelerated death benefits for a chronic illness that occurred while this Rider was In Force, except when amounts have been paid or are payable as the death benefit. If termination of this Rider is due to a full surrender of the policy, no benefit will be payable under this Rider.
Calculation of the Accelerated Death Benefit for Chronic Illness
The CI Accelerated Death Benefit Payment, reduced Base Policy Specified Amount, and reduced Cash Value are calculated in accordance with the formulas and example below:
1.	Calculate the Base Policy Specified Amount after payment of the CI Accelerated Death Benefit Payment:

SA post	=	SApre – Upmt * SARF
Where:
SA post	=	Base Policy Specified Amount after payment of CI Accelerated Death Benefit Payment
SA pre	=	Base Policy Specified Amount prior to payment of CI Accelerated Death Benefit Payment
UPmt	=	CI Unadjusted Accelerated Death Benefit Payment
SARF	=	Base Policy Specified Amount reduction factor
2.	Calculate the CI Proportional Reduction Percentage:

PRP	=	SApost / SApre
Where:
PRP	=	CI Proportional Reduction Percentage
SA post	=	Base Policy Specified Amount after payment of CI Accelerated Death Benefit Payment
SA pre	=	Base Policy Specified Amount prior to payment of CI Accelerated Death Benefit Payment
3.	Calculate the Accelerated Death Benefit Payment:

ADB	=	[UPmt] – [AC + (1 – PRP) x OPL + UP]
Where:
ADB	=	CI Accelerated Death Benefit Payment
UPmt	=	CI Unadjusted Accelerated Death Benefit Payment
AC	=	Administrative Charge
PRP	=	CI Proportional Reduction Percentage
OPL	=	Indebtedness on the date the benefit is calculated
UP	=	any unpaid Premium which is the amount of any Premium that might be due or payable if the policy is in a Grace Period on the date the benefit is calculated
4.	Calculate the Cash Value after payment of the CI Accelerated Death Benefit Payment:

CV post	=	CVpre x PRP
Where:
CV post	=	Cash Value after payment of CI Accelerated Death Benefit Payment
CV pre	=	Cash Value prior to payment of CI Accelerated Death Benefit Payment
PRP	=	CI Proportional Reduction Percentage

EXAMPLE:
Assume the Base Policy Specified Amount is $500,000 and the CI Unadjusted Accelerated Death Benefit Payment is $100,000. Also assume a Cash Value of $40,000, Indebtedness in the amount of $10,000, unpaid Premium of $500 and a Rider administrative charge of $250. The Base Policy Specified Amount reduction factor in this example is 1.5.
Using the above assumptions, the CI Accelerated Death Benefit Payment, the actual net benefit amount that Nationwide will pay, and reduction to the Base Policy Specified Amount and Cash Value are calculated as follows:
1. Calculate the Base Policy Specified Amount after payment of the CI Accelerated Death Benefit Payment:
SA post	=	$500,000 - $100,000 x 1.5
	=	$350,000
2. Calculate the CI Proportional Reduction Percentage:
PRP	=	[($500,000 – $100,000 x 1.5) / $500,000
		$350,000 / $500,000
		0.7
3. Calculate the CI Accelerated Death Benefit Payment:
ADB	=	$100,000 – [$250 + (1 – 0.7) x $10,000+ $500]
ADB	=	$100,000 – [$250 + $3,000 + $500]
ADB	=	$100,000 – $3,750
ADB	=	$96,250
4. Calculate the Cash Value after payment of the CI Accelerated Death Benefit Payment:
CV post	=	$40,000 x 0.7
	=	$28,000
A disclosure statement providing all of the values necessary to perform the calculation above at a particular point in time and a projection of impacts to policy values is available upon request by contacting the Service Center, see Contacting the Service Center.
Accelerated Death Benefit for Critical Illness Rider
The benefit associated with this Rider is that, subject to the Insured meeting the eligibility requirements and Nationwide’s approval of a claim, the Policy owner can request to be paid a lump sum of the lesser of 10% of the CRI Eligible Specified Amount or $25,000, subject to annual and lifetime dollar amount limitations on the available CRI Unadjusted Accelerated Death Benefit Payment defined in the Rider and Policy Specification Pages. The CRI Eligible Specified Amount and the maximum annual and remaining lifetime CRI Unadjusted Accelerated Death Benefit Payment, are subject to change if there are changes to Base Policy Specified Amount, change of Death Benefit option in effect, and/or payment of accelerated death benefits from other Riders. The number of claims that may be paid under this Rider is limited to a maximum of 5.
Critical illness benefit payments represent an advance of a portion of the Base Policy Specified Amount that will ultimately reduce the Cash Value, Cash Surrender Value, Base Policy Specified Amount, and Death Benefit. A Policy owner may request a CRI Unadjusted Accelerated Death Benefit Payment less than the maximum available amount. Choosing an amount less than the available maximum benefit in one year does not add the difference to the maximum annual benefit amount available in succeeding years.
Note: The receipt of accelerated death benefits may be taxable, see Taxes. The eligibility of the recipient to receive Medicaid or other government provided benefits may be adversely impacted. Prior to accepting accelerated death benefits, a tax advisor and applicable social service agencies should be consulted.

Availability
This Rider will be issued on the Policy Date with any policy for which the Insured meets Nationwide’s underwriting requirements for this Rider.
Eligibility Requirements
To invoke this Rider, the Insured must have one of the following qualifying critical illness conditions, including any required diagnosis, physician qualifications, and completion of any required time of treatment or survival as described in the Rider:
•	cancer;
•	stroke;
•	heart valve replacement/repair;
•	heart attack;
•	kidney failure;
•	major organ transplant;
•	paralysis; or
•	sudden cardiac arrest.
Nationwide must receive written documentation dated after the Policy Date and within 365 days prior to submitting the claim that the Insured meets the applicable requirements of the critical illness qualifying condition on which a claim is based. A copy of the Rider with detailed requirements for each of the critical illness qualifying conditions is available upon request from our Service Center, see Contacting the Service Center.
Nationwide has the right to verify that all criteria for eligibility have been satisfied, including review of the Insured's medical records and physical examinations of the Insured. Additionally, the following limitations on eligibility apply:
•	the qualifying critical illness condition was not the basis of a prior approved claim under this Rider;
•	the condition a claim is based on must not be the result of an intentionally self-inflicted injury or attempted suicide, while sane or insane;
•	applicable law must not require this benefit to meet the claims of creditors, whether in bankruptcy or otherwise;
•	the Policy owner must not be required by a government agency to claim this benefit in order to apply for, obtain, or keep a government benefit or entitlement;
•	Nationwide must have received a signed acknowledgment of concurrence with the payment from all assignees, irrevocable beneficiaries, or other parties with an interest in the policy; and
•	the policy must not be disqualified as life insurance as defined in the Internal Revenue Code, as amended, as a result of the critical illness benefit payment.
Critical Illness Benefit Payment Calculation – Administrative Charge and Deductions
A benefit payment under this Rider is equal to the CRI Unadjusted Accelerated Death Benefit Payment on the applicable critical illness benefit payment date minus the following charges and deductions in the order listed:
(1)	the Rider’s administrative charge to compensate Nationwide for claims processing and other administrative expenses. The guaranteed maximum Rider administrative charge is $250;
(2)	any due and unpaid Premium and/or policy charges if the policy is in a grace period, which will be applied to the policy as Premium to pay the due and unpaid Premium and/or policy charges; and
(3)	a portion of the CRI Unadjusted Accelerated Death Benefit Payment equal to any Indebtedness multiplied by, the number one minus the CRI Proportional Reduction Percentage, which will be applied as a loan repayment.
A disclosure statement will be provided at the time of a claim stating the applicable Rider administrative charge, other deductions from the CRI Unadjusted Accelerated Death Benefit Payment, and amount of the CRI Accelerated Death Benefit Payment, see Calculation of the Accelerated Death Benefit for Critical Illness.
Impact of Invoking the Accelerated Death Benefit for Critical Illness Rider on the Policy
Prior to processing the Rider’s benefit payment on the first critical illness benefit payment date, if the Death Benefit option in effect is not Death Benefit option 1 (level), it will be changed to Death Benefit option 1 (level). The Death Benefit option is not permitted to be changed at any time after the first critical illness benefit payment date.

On each critical illness benefit payment date, the Base Policy Specified Amount will be reduced by subtracting a dollar amount equal to the CRI Unadjusted Accelerated Death Benefit Payment multiplied by a factor that is the lesser of the applicable guaranteed maximum Base Policy Specified Amount reduction factor stated in the Policy Specification Pages or a non-guaranteed Base Policy Specified Amount reduction factor determined by Nationwide. The result of this calculation will be reduction of the Base Policy Specified Amount by more than the CRI Unadjusted Accelerated Death Benefit Payment Amount. Therefore, the total amount of benefit received if this Rider is invoked, Death Benefit Proceeds plus CRI Accelerated Death Benefit Payments, will be less than the Death Benefit Proceeds that could be received if this Rider is not invoked.
The non-guaranteed Base Policy Specified Amount reduction factor determined by Nationwide will be calculated so that the CRI Accelerated Death Benefit Payment will be at least equal to the reduction to the Cash Surrender Value resulting from payment of a claim, using:
(1)	a mortality assumption which may vary by the Attained Age and sex of the Insured; and
(2)	an interest rate that will not exceed the greater of:
(a)	the then current yield on 90-day treasury bills available on the applicable critical illness benefit payment date; or
(b)	the then current maximum adjustable policy loan interest rate based on applicable state insurance law limits and the Moody’s Corporate Bond Yield Averages – Monthly Average Corporates published by Moody’s Investor Service, Inc., or successor thereto, for the calendar month ending two months before the applicable critical illness benefit payment date.
Note: The purpose of providing a non-guaranteed Base Policy Specified Amount reduction factor is to potentially provide a lower reduction factor than would apply if the guaranteed Base Policy Specified Amount reduction factor were used. The non-guaranteed Base Policy Specified Amount reduction factor will be determined at the time a claim is processed using then current Nationwide’s expectations for mortality for the Insured’s Attained Age and sex. Higher expected mortality results in a lower non-guaranteed Specified Amount Reduction Factor. Higher interest rates at the time a claim is processed result in a higher non-guaranteed Specified Amount Reduction Factor. The applicable non-guaranteed Base Policy Specified Amount reduction factor can be obtained by contacting the Service Center, see Contacting the Service Center.
On a guaranteed basis factors used to reduce the Base Policy Specified Amount will generally be lower as the Insured’s Attained Age increases, which may result in a smaller reduction of the Base Policy Specified Amount for the same CRI Unadjusted Accelerated Death Benefit Payment taken at a later Attained Age. However, on a current basis the Base Policy Specified Amount reduction factor calculation can increase or decrease from one year to the next. Contact Nationwide for information about the Base Policy Specified Amount reduction factor applicable to the Insured at any time, see Contacting the Service Center.
A disclosure statement will be provided at the time of a claim stating the amount of the applicable Base Policy Specified Amount reduction factor and the impact of taking the CRI Accelerated Death Benefit Payment on policy values.
If a claim for a critical illness benefit payment is approved by Nationwide, each of the following policy elements are proportionally reduced by multiplying them by the CRI Proportional Reduction Percentage:
(1)	if greater than zero, any Cash Value in the order for partial surrenders, see Partial Surrender; and
(2)	any required Premium for the policy, policy features, and any other attached Riders.
Any other policy charges and policy values in effect at the time the request for payment is processed may change to reflect the new Base Policy Specified Amount and Cash Value.
Impact of Partial Surrenders and Indebtedness on Rider Benefits
Taking partial Surrenders may reduce the Base Policy’s Specified Amount, the CRI Eligible Specified Amount, and the maximum annual and lifetime CRI Unadjusted Accelerated Death Benefit Payment.
Outstanding Indebtedness on the date a CRI Accelerated Death Benefit Payment is calculated will reduce the amount of the CRI Accelerated Death Benefit Payment, because a portion of any CRI Unadjusted Accelerated Death Benefit Payment will be applied as a policy loan repayment. If Indebtedness is great enough, it may result in the entire CRI Unadjusted Accelerated Death Benefit Payment, after deduction of the Rider administrative charge and any unpaid Premium or policy charges, being applied as a policy loan repayment. If, after deduction of the Rider administrative charge and any unpaid Premium or Policy charges, Indebtedness remains after application of the entire CRI Unadjusted Accelerated Death Benefit Payment as a policy loan repayment an additional policy loan repayment or Premium payment may be required to keep the policy In Force.
Impact of Invoking the Accelerated Death Benefit for Critical Illness Rider on other Riders
Any portion of the Death Benefit accelerated to pay benefits under this Rider will reduce the amount available to pay benefits under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount. Benefits paid under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount will reduce the amount available to pay benefits under this Rider.
Before submitting a claim for benefits under this Rider, the Policy owner should consult his/her financial professional. The Policy owner can request a disclosure statement projecting the impact of making a claim under this Rider and any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount for which the Insured meets the eligibility requirements. Additionally, illustrations based on the benefit paid as well as other methods of distributing money from the policy, such as loans and partial surrenders, if there is Cash Value, can also be requested, see Contacting the Service Center. These resources can be used by the Policy owner and their financial professional to determine whether the making a claim is consistent with the purchaser’s life insurance objectives, tax situation, and other personal characteristics and needs.
Accelerated Death Benefit for Terminal Illness
If the Insured makes a claim for benefits under this Rider and a rider that permits acceleration of the death benefit for terminal illness at the same time, benefits will first be payable under the rider that accelerates the death benefit for terminal illness. Any critical illness benefit payment payable will be based on the CRI Eligible Specified Amount after reduction for payment of the accelerated death benefit for terminal illness.
Accelerated Death Benefit for Chronic Illness
If the Insured makes a claim for benefits under this Rider and a rider that permits acceleration of the death benefit for chronic illness at the same time, benefits will first be payable under this Rider. Any CI Accelerated Death Benefit Payment payable will be based on the CI Eligible Specified Amount after reduction for payment of the accelerated death benefit for critical illness.
Overloan Lapse Protection
Upon invoking an overloan lapse protection rider, this Rider will terminate.
Claims
Upon receiving notice of a claim, a disclosure statement will be provided projecting the amount of the applicable Base Policy Specified Amount reduction factor and the impact of taking the CRI Accelerated Death Benefit Payment on policy values. Nationwide requires written proof of claim, consisting of detailed documentation that describes and confirms the Insured has been diagnosed with a qualifying Critical Illness condition. If Nationwide determines that a benefit trigger has not been met, it will follow internal and external review processes consistent with applicable laws and regulations in the state of issue. Nationwide reserves the right to require that the Insured, at their own expense for any necessary travel, be physically present in the United States, its territories or possessions, at the time of obtaining a written certification and at the time any medical opinions and physical examinations are obtained.
Within 30 days of receiving a CRI Accelerated Death Benefit Payment, the Policy owner may return it to the Service Center. The CRI Accelerated Death Benefit Payment and related charges will be credited to the policy, and any related changes to the policy will be reversed.
Terminating the Rider
This Rider terminates on the earliest of the following:

(1)	the Policy Monthaversary on or next following the date Nationwide receives the Policy owner’s written request to terminate this Rider;
(2)	upon termination of the policy to which this Rider is attached;
(3)	an overloan lapse protection Rider, if applicable, is invoked; or
(4)	the Insured’s date of death.
Termination of this Rider, except due to a full surrender of the policy, will not prevent the payment of any accelerated death benefits for a critical illness that occurred while this Rider was In Force, except when amounts have been paid or are payable as the death benefit. If termination of this Rider is due to a full surrender of the policy, no benefit will be payable under this Rider.
Calculation of the Accelerated Death Benefit for Critical Illness
The CRI Accelerated Death Benefit Payment, reduced Base Policy Specified Amount, and reduced Cash Value are calculated in accordance with the formulas below:
1.	Calculate the Base Policy Specified Amount after payment of the CRI Accelerated Death Benefit Payment:

SA post	=	SApre – Upmt * SARF
Where:
SA post	=	Base Policy Specified Amount after payment of CRI Accelerated Death Benefit Payment
SA pre	=	Base Policy Specified Amount prior to payment of CRI Accelerated Death Benefit Payment
UPmt	=	CRI Unadjusted Accelerated Death Benefit Payment
SARF	=	Base Policy Specified Amount reduction factor
2.	Calculate the CRI Proportional Reduction Percentage:

PRP	=	SApost / SApre
Where:
PRP	=	CRI Proportional Reduction Percentage
SA post	=	Base Policy Specified Amount after payment of CRI Accelerated Death Benefit Payment
SA pre	=	Base Policy Specified Amount prior to payment of CRI Accelerated Death Benefit Payment
3.	Calculate the Accelerated Death Benefit Payment:

ADB	=	[UPmt] – [AC + (1 – PRP) x OPL + UP]
Where:
ADB	=	CRI Accelerated Death Benefit Payment
UPmt	=	CRI Unadjusted Accelerated Death Benefit Payment
AC	=	Administrative Charge
PRP	=	CRI Proportional Reduction Percentage
OPL	=	Indebtedness on the date the benefit is calculated
UP	=	any unpaid Premium which is the amount of any Premium that might be due or payable if the policy is in a Grace Period on the date the benefit is calculated
4.	Calculate the Cash Value after payment of the CRI Accelerated Death Benefit Payment:

CV post	=	CVpre x PRP
Where:
CV post	=	Cash Value after payment of CRI Accelerated Death Benefit Payment
CV pre	=	Cash Value prior to payment of CRI Accelerated Death Benefit Payment
PRP	=	CRI Proportional Reduction Percentage

EXAMPLE:
Assume the Base Policy Specified Amount is $500,000 and the CRI Unadjusted Accelerated Death Benefit is $20,000. Also assume a Cash Value of $80,000, Indebtedness in the amount of $10,000, unpaid Premium of $500 and a Rider administrative charge of $250. The Base Policy Specified Amount reduction factor in this example is 3.5.
Using the above assumptions, the CRI Accelerated Death Benefit Payment, the actual net benefit amount that Nationwide will pay, and reduction to the Base Policy Specified Amount and Cash Value are calculated as follows:
1. Calculate the Base Policy Specified Amount after payment of the CRI Accelerated Death Benefit Payment
SA post	=	$500,000 - $20,000 x 3.5
$430,000
2. Calculate the CRI Proportional Reduction Percentage:
PRP	=	[($500,000 – $20,000 x 3.5) / $500,000
$430,000 / $500,000
0.86
3. Calculate the CRI Accelerated Death Benefit Payment:
ADB	=	$20,000 – [$250 + (1 – 0.86) x $10,000+ $500]
ADB	=	$20,000 – [$250 + $1,400 + $500]
ADB	=	$20,000 – $2,150
ADB	=	$17,850
4. Calculate the Cash Value after payment of the CRI Accelerated Death Benefit Payment:
CV post	=	$80,000 x 0.86
$68,800
A disclosure statement providing all of the values necessary to perform the calculation above at a particular point in time and a projection of impacts to policy values is available upon request by contacting the Service Center, see Contacting the Service Center.
Accelerated Death Benefit for Terminal Illness Rider
This Rider is automatically issued with the policy.
The benefit associated with the Accelerated Death Benefit for Terminal Illness Rider is the ability to accelerate receipt of a portion of the Base Policy Specified Amount in the form of a one-time, lump sum, advance payment if the Insured has a non-correctable terminal illness. A terminal illness is an illness diagnosed by a licensed physician where the Insured’s remaining life expectancy is 12 months or less (24 months or less in some states). The TI Accelerated Death Benefit Payment can be used for any purpose.
Note: The receipt of accelerated death benefits may be taxable. The eligibility of the recipient to receive Medicaid or other government provided benefits may be adversely impacted. Prior to accepting accelerated death benefits, a tax advisor and applicable social service agencies should be consulted. The following restrictions on coverage apply to the Rider:
•	The Rider only applies to coverage on the Insured under the base policy. It does not apply to any available Riders or insureds named under such Riders.
•	The effective date of the Rider must be at least two years before the Maturity Date.
•	Benefit amounts to be accelerated must not be subject to the policy’s incontestability period (two years from the date coverage is effective).
•	Requested Percentage must not exceed fifty percent (50%) of the Base Policy Specified Amount.

•	The Base Policy Specified Amount after processing of the acceleration request on the Rider effective date must be greater than or equal to the minimum Base Policy Specified Amount for the policy. In addition, Nationwide reserves the right to require the remaining Base Policy Specified Amount to be at least $50,000 after processing of the acceleration request on the Rider effective date.
•	The amount of the TI Accelerated Death Benefit Payment must be at least $10,000 and cannot exceed $250,000.
•	A signed acknowledgment of concurrence with the payment must be received from all assignees, irrevocable beneficiaries, and other interested parties under the policy.
•	The Accelerated Death Benefit for Terminal Illness Rider may not be used if it is subject under law to the claims of any creditors.
If the TI Accelerated Death Benefit Payment is made, policy values including Base Policy Specified Amount, Cash Value, Indebtedness (if any), required Premium (if any), and policy charges WILL BE REDUCED on the Rider effective date. Consequently, policy values on which other policy features and benefits available under other Riders are based will also be reduced. Nationwide will provide a Rider specification page that shows the effect of the TI Unadjusted Accelerated Death Benefit Payment on policy values.
Impact of Invoking the Accelerated Death Benefit for Terminal Illness Rider on other Riders
Any portion of the Death Benefit accelerated to pay benefits under this Rider will reduce the amount available to pay benefits under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount. Benefits paid under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount will reduce the amount available to pay benefits under this Rider.
Before submitting a claim for benefits under this Rider, the Policy owner should consult his/her financial professional. The Policy owner can request a disclosure statement projecting the impact of making a claim under this Rider and any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount for which the Insured meets the eligibility requirements. Additionally, illustrations based on the benefit paid as well as other methods of distributing money from the policy, such as loans and partial surrenders, if there is Cash Value, can also be requested, see Contacting the Service Center. These resources can be used by the Policy owner and their financial professional to determine whether the making a claim is consistent with the purchaser’s life insurance objectives, tax situation, and other personal characteristics and needs.
Accelerated Death Benefit for Chronic Illness
If the Insured makes a claim for benefits under this Rider and a rider that permits acceleration of the death benefit for chronic illness at the same time, benefits will first be payable under this Rider.
Accelerated Death Benefit for Critical Illness
If the Insured makes a claim for benefits under this Rider and a rider that permits acceleration of the death benefit for critical illness at the same time, benefits will first be payable under this Rider.
Overloan Lapse Protection
Upon invoking an overloan lapse protection rider, this Rider will terminate.
Accelerated Death Benefit for Terminal Illness Rider Charges
Two charges are assessed in connection with the Rider at the time the benefit payment is processed: an Administrative Expense Charge and a Rider Charge. The Administrative Expense Charge will be deducted from the TI Unadjusted Accelerated Death Benefit Payment to compensate Nationwide for claims processing and other administrative expenses.
The Rider Charge has two components: the interest rate discount component and the risk charge component. The risk charge component is not applicable in some states. The interest rate discount compensates Nationwide for acceleration of the payment of the Base Policy Specified Amount. It adjusts the Base Policy Specified Amount to its present value. The interest rate discount is shown on the Rider specification page.
The interest rate used for the interest rate discount component will never be greater than 8%. The interest rate is calculated using the greater of: (1) the current yield on 90-day treasury bills; or (2) Moody’s Corporate Bond Yield Average – Monthly. In the event that Moody’s Corporate Bond Yield Average - Monthly is no longer published, Nationwide will use a substantially similar average, established by the applicable state’s insurance Commissioner.

The risk charge component of the Rider Charge reflects the premature payment of a portion of the policy’s Death Benefit, Cost of Insurance Charge, and other policy charges that would have been due for coverage corresponding to the TI Accelerated Death Benefit Payment during the 12-month period following the Rider effective date. The risk charge component also covers the risk that the Insured might live longer than a 12-month period. The risk charge component is equal to the TI Unadjusted Accelerated Death Benefit Payment times the risk charge percentage shown on the Rider specification page. The maximum risk charge percentage is 5%.
This Rider provides a ten day right to cancel (examination right). If the Rider is canceled and the benefit payment is returned, the Rider charges will be refunded to the policy.
Calculation of the Accelerated Death Benefit
When making a claim for acceleration of the Death Benefit, a policy owner must elect a percentage of the Base Policy Specified Amount to receive. This elected percentage of the Base Policy Specified Amount is referred to as the "Requested Percentage."
The net amount of the accelerated Death Benefit is determined by taking the product of the Requested Percentage and Base Policy Specified Amount and then subtracting: (1) the Rider Charge; (2) Administrative Expense Charge; (3) the product of the Requested Percentage and Indebtedness, and (4) any unpaid Premium if applicable.
The benefit is calculated in accordance with the formula below:
ADB	=	[RP (SA)] – [RC + (RP x OPL) + UP + AEC]
Where:
ADB	=	TI Accelerated Death Benefit Payment
RP	=	Requested Percentage
SA	=	Base Policy Specified Amount at the time the benefit is calculated
RC	=	Rider charge
OPL	=	outstanding policy loans on the date the benefit is calculated
UP	=	any unpaid Premium which is the amount of any Premium that might be due or payable if the policy is in a Grace Period on the date the benefit is calculated
AEC	=	Administrative Expense Charge

EXAMPLE:
For example: Assume the Base Policy Specified Amount is $100,000 and the Requested Percentage of the Base Policy Specified Amount is 50%. Also assume that there are aggregate outstanding policy loans in the amount of $10,000 and there is unpaid Premium of $500. The charges in this example are: (1) $3,500 aggregate for the Rider Charge; and (2) $250 for the Administrative Expense Charge.
Using the above assumptions, here is how the accelerated Death Benefit would be calculated.
ADB	=	[50% x $100,000)] – [$3,500 + (50% x $10,000) + $500 + $250]
ADB	=	[$50,000] – [$3,500 + $5,000 + $500 + $250]
ADB	=	[$50,000] – [$9,250]
ADB	=	$40,750
A disclosure statement providing all of the values necessary to perform the calculation above at a particular point in time and a projection of impacts to policy values is available upon request by contacting the Service Center, see Contacting the Service Center.

Eligibility and Conditions for Payment
The following eligibility and conditions apply for payment under the Rider:
•	The Rider only applies to the single Insured under the base policy. The accelerated Death Benefit coverage does not apply to any insurance elected via Rider under the policy.
•	Requests for an application for the accelerated Death Benefit under the Rider must be received at the Service Center. Once Nationwide receives the request for an application, the forms necessary for filing a claim for the accelerated death benefit payment will be provided. Nationwide must receive the application for benefits under the Rider at the Service Center in writing.
•	Nationwide must receive satisfactory evidence that the Insured has a non-correctable terminal illness as defined in the Rider. Satisfactory evidence includes a certification from a physician licensed in the United States that the Insured has a non-correctable terminal illness as defined in the Rider. A certifying physician cannot be the Insured, policy owner, beneficiary or a relative of any of these parties. Nationwide may obtain additional medical opinions and may choose to rely on the opinion of a physician acceptable to both parties, to the exclusion of the Insured’s certifying physician, to determine whether the terminal illness condition is satisfied.
Long-Term Care Rider
Subject to Nationwide's underwriting approval, the Long-Term Care Rider may be purchased at the time of application. Underwriting and approval of the Rider are separate and distinct from underwriting and approval of the policy. Therefore, it is possible that the underwriting risk class for the Rider could differ from the policy or that an Insured could qualify for the policy and still be declined for this Rider.
There is a right to cancel associated with the Rider. Within 30 days of receipt of the Rider, the policy owner may return it to the sales representative who sold it, or to the Service Center. The Rider will be void and related charges will be credited to the policy, see Right to Cancel (Examination Right).
State regulation of long-term care benefits will result in differences in this Rider's name, covered services, criteria for eligibility of benefit payment, cost of insurance charge factors, maximum monthly benefit amounts, minimum monthly benefit amounts, and availability of minimum Death Benefit Proceeds, see Minimum Long-Term Care Rider Death Benefit Proceeds. State variations are subject to change without notice at any time. Contact the Service Center to obtain a copy of the Rider applicable to the policy, see Contacting the Service Center.
Long-Term Care Rider Benefit
The benefit associated with the Rider is that, upon the Insured meeting certain eligibility requirements, the policy owner is paid a monthly benefit. Benefit payments represent an advance of a portion of the Base Policy Specified Amount that will ultimately reduce the Cash Surrender Value and Death Benefit. The benefits paid under this Rider are intended to be "qualified long-term care insurance" under federal tax law, and generally will not be taxable to the policy owner, see Taxes. See a tax advisor about the use of this rider. The benefit associated with the Rider may not cover all long-term care costs incurred. The Long-Term Care Rider has no Cash Surrender Value and no loan value.
This Long-Term Care Specified Amount elected must be at least $100,000 and no more than the maximum dollar amount determined in underwriting and stated in the Policy Specification Pages. The maximum monthly benefit, which is determined by Nationwide at the time of benefit payment, will be the lesser of:
(1)	an elected percentage, 2%, 3%, or 4% of Long-Term Care Specified Amount in effect; or
(2)	twice the applicable per diem amount allowed by the Health Insurance Portability and Accountability Act (HIPAA) multiplied by thirty; or
(3)	1/12 of the maximum lifetime long-term care benefit, which is the lesser of the Long-Term Care Specified Amount or the Base Policy Specified Amount minus Indebtedness
The maximum lifetime benefit and maximum monthly benefit are subject to change if there are changes to the Long-Term Care Specified Amount, Base Policy Specified Amount, changes to the HIPAA per diem amount, or Indebtedness.

A policy owner may request to receive a monthly benefit less than the maximum monthly benefit subject to any minimum monthly benefit stated in the Policy Specification Pages. Choosing a lesser amount could extend the length of the benefit period of the Rider. However, the monthly benefit is not cumulative; taking less than the maximum monthly benefit in one month does not increase the benefit amount available in succeeding months.
EXAMPLE:
Assume the Long-Term Care Rider Specified Amount is $400,000 and the elected percentage is 3%. If the invocation requirements below are satisfied and the 90-day elimination period has been satisfied, the Policy Owner can choose a monthly benefit up to 3% of the LTC Specified Amount ($400,000 x 3% = $12,000). If there is no Indebtedness, this monthly benefit will be paid until either the Insured no longer meets the eligibility requirements or the entire $400,000 has been paid. If there is Indebtedness, monthly benefits will end when the accumulated benefits become greater than or equal to the Base Policy Specified Amount minus Indebtedness.
Invoking the Rider
To invoke this Rider, the Insured must be certified by a licensed health care practitioner within the previous twelve months as: (1) having a severe cognitive impairment; or (2) unable to perform without substantial assistance at least two of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair) for a period of at least 90 days. The Insured must also be receiving qualified long-term care services specified in a plan of care submitted to Nationwide. At least every twelve months, the Insured must be recertified and an updated plan of care submitted. Nationwide has the right to verify that all of the criteria for eligibility have been satisfied, including review of the Insured's medical records and physical examinations of the Insured.
In addition, a 90-day waiting period beginning the day after the Insured begins receiving qualified long-term care services, referred to as an "elimination period," must be satisfied before benefits are paid. Benefits will not be retroactively paid for the elimination period. If the Insured does require qualified long-term care services over a continuous 90 day period, separate periods may be accumulated to satisfy the elimination period, but must be accumulated within a continuous period of 730 days. The elimination period must be satisfied only once while the Rider is in effect.
Note: The Rider does not provide benefits for chronic illness resulting from suicide attempts, the commission of felonies, alcoholism or drug addiction, or war. The Rider also does not cover preexisting conditions not disclosed in the application for the Rider if the need for services begins during the first six months after the Rider effective date.
Impact of Invoking the Long-Term Care Rider on the Policy and other Riders
Any portion of the Death Benefit accelerated to pay benefits under this Rider will reduce the amount available to pay benefits under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount. Benefits paid under any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount will reduce the amount available to pay benefits under this Rider.
Before submitting a claim for benefits under this Rider, the Policy owner should consult his/her financial professional. The Policy owner can request a disclosure statement projecting the impact of making a claim under this Rider and any other Rider that pays a benefit as advance payment of a portion of the Base Policy Specified Amount for which the Insured meets the eligibility requirements. Additionally, illustrations based on the benefit paid as well as other methods of distributing money from the policy, such as loans and partial surrenders, if there is Cash Value, can also be requested, see Contacting the Service Center. These resources can be used by the Policy owner and their financial professional to determine whether the making a claim is consistent with the purchaser’s life insurance objectives, tax situation, and other personal characteristics and needs.
After the elimination period, while Long-Term Care Rider benefits are being paid, the following are not permitted: loans, partial surrenders, changes to the Base Policy Specified Amount, changes in underwriting classification, addition of other Riders, or changes in death benefit option. In addition, the following are applicable:
•	Waiver of the Long-Term Care Rider Charge: The Long-Term Care Rider charge will be waived while Long-Term Care Rider benefits are being paid; however, all other monthly deductions will continue to be charged as long as the policy’s Cash Surrender Value is sufficient.
•	Policy Lapse Protection: To the extent the policy's Cash Surrender Value is insufficient to cover all other monthly deductions while benefits are being paid under the Rider, all monthly deductions will be waived and the policy will not Lapse. This includes monthly deductions for other In Force Riders. Premium requirements for any no-lapse guarantee feature of the policy or any elected Rider are not waived. Once the Long-Term Care Rider benefit is no longer being paid, payment of additional Premium may be necessary to prevent the policy from Lapsing.
•	Death Benefit: If the policy is not being kept In Force by the Rider's policy lapse protection feature at the time of the Insured's death, the total amount of Rider benefits paid will be subtracted from the Base Policy Specified Amount or Cash Value in calculating the Death Benefit.
If the policy is being kept In Force by the Rider's policy lapse protection feature at the time of the Insured's death, the Death Benefit will be calculated using the Long-Term Care Rider Specified Amount. This will reduce the Death Benefit, unless the Long-Term Care Rider Specified Amount equals the Base Policy Specified Amount. The total amount of Rider benefits paid will be subtracted from the Long-Term Care Specified Amount or Cash Value in calculating the Death Benefit. To avoid any reduction of the Death Benefit the policy owner can continue to pay sufficient Premium to keep the policy In Force without relying on the Policy Lapse Protection feature.
•	Reinstatement: In addition to the terms of reinstatement provided for under the policy, if the policy Lapses while this Rider is In Force and the Insured had cognitive impairment or loss of functional capacity, it may be reinstated within five months without submission of new proof of insurability. Payment of Premium is required as described in Reinstatement.
•	Cash Surrender Value and Policy Loans: The Cash Surrender Value and the amount available for partial surrenders and policy loans will be reduced by the total amount of long-term care benefits paid at the time a request is received.
•	Specified Amount Decreases: Decreases in the Base Policy Specified Amount will result in a corresponding decrease in the Long-Term Care Specified Amount if the Base Policy Specified Amount would otherwise be less than the Long-Term Care Specified Amount after the decrease.
•	Accelerated Death Benefit for Terminal Illness Rider: The total amount of long-term care benefits paid will be subtracted from the Death Benefit amount available to be accelerated if the Insured is terminally ill.
•	Accelerated Death Benefit for Chronic Illness Rider: If this Rider is issued on the Policy Date, the Accelerated Death Benefit for Chronic Illness Rider is not available.
•	Accelerated Death Benefit for Critical Illness Rider: The total amount of long-term care benefits paid will be subtracted from the Death Benefit amount available to be accelerated if the Insured is critically ill.
Claims
Written notice of a claim must be given within 30 days after the Insured begins receiving qualified long-term care services. Written proof of claim, consisting of detailed documentation that describes and confirms the Insured is chronically ill and is receiving qualified long-term care services, must be given within 90 days. If Nationwide approves a claim, the benefit payable does not depend on the actual cost of qualified long-term care services received. The Policy owner can elect to receive a monthly benefit of any amount between the minimum and maximum monthly benefit for the policy.
If Nationwide determines that a benefit trigger has not been met, it will follow internal and external review processes consistent with applicable laws and regulations in the state of issue. The policy owner must give immediate notice when the receipt of qualified long-term care services has ceased or is no longer required. Nationwide, at its own expense, has the right to have the Insured examined as often as it may reasonably require while Long-Term Care Rider benefits are being paid.
Nationwide may contest claims payments under the Rider for misrepresentations made in the application for the Rider or an application to reinstate the Rider after a Lapse.
Long-Term Care Referral Service
If the Rider is elected, the policy owner will have access to a national long-term care services referral network via a toll-free telephone number. Services provided include free consultation and tailored information to assist in implementing a plan of care. There is no obligation to use these services which are currently provided through a third party. There is no separate additional charge for this service. This service is subject to availability and may be modified, suspended, or discontinued at any time upon 30 days written notice.
Terminating the Rider
The Rider will terminate when the policy reaches its original Maturity Date, the Insured dies, the Overloan Lapse Protection Rider II is invoked, the policy is terminated, or the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider benefits will no longer be available, except as described below, and the Rider charge will no longer be assessed. However, the total amount of Rider benefits paid prior to termination will continue to be used in calculation of other policy benefits, see Impact of Invoking the Long-Term Care Rider on the Policy and other Riders.
Long-term care benefits can be claimed after termination, if the Insured was receiving care in a long-term care facility on the date of termination. Eligibility and claims requirements must be met. Payments will end when the maximum lifetime long-term care benefit has been paid.
Long-Term Care Rider Charge
A monthly charge is deducted from the Cash Value if this Rider is elected. The charge compensates Nationwide for providing long-term care benefits upon the Insured meeting certain eligibility requirements. The Rider charge is the product of a per $1,000 of Long-Term Care Specified Amount charge rate and the Long-Term Care Specified Amount. The long-term care cost of insurance rates are based on Nationwide’s expectations as to the Insured’s potential need for long-term care over time and will vary by the Insured's sex, Issue Age, the effective date of coverage, elected maximum monthly benefit determination percentage, and underwriting classification.
The Long-Term Care Rider Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Rider charge is deducted from the Cash Value, electing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.
Overloan Lapse Protection Rider II
A policy owner is able to prevent the policy with Indebtedness from Lapsing due to the combination of Indebtedness and any long-term care benefits paid by invoking the Overloan Lapse Protection Rider II, which provides a guaranteed paid-up insurance benefit. The Rider is designed to enable the policy owner of a policy with a substantially depleted Cash Surrender Value, due to Indebtedness, to potentially avoid the negative tax consequences associated with Lapsing the policy.
Note: Neither the IRS nor the courts have ruled on the tax consequences of invoking the Overloan Lapse Protection Rider II. It is possible that the IRS or a court could assert that the Indebtedness should be treated as a distribution, all or a portion of which could be taxable when the Rider is invoked. Consult with a tax advisor regarding the risks associated with invoking this Rider.
Availability
All policies, regardless of the elected life insurance qualification test, will automatically receive the Overloan Lapse Protection Rider II (state law permitting).
The Rider is dormant until specifically invoked by the policy owner, at which time a one-time charge is assessed.
Eligibility
The policy owner is eligible to invoke the Rider upon meeting the following conditions:
•	The policy has Indebtedness, and the Indebtedness plus the total amount of any long-term care benefits paid reaches a certain percentage of the policy's Cash Value (the percentage will vary based on the Insured’s Attained Age, and will range from 94% to 99% for policies for which the guideline premium/cash value corridor life insurance qualification test is elected and from 81-98% for policies for which the cash value accumulation life insurance qualification test is elected);
•	The Insured is Attained Age 65 or older;
•	The 15th policy anniversary has been reached, regardless of any period of lapse, and the policy is currently In Force; and
•	For policies for which the guideline premium/cash value corridor life insurance qualification test is elected, all amounts required to be withdrawn so that the Policy continues to qualify as life insurance under Section 7702 of the Code must be taken as partial surrenders.
The first time the policy's Indebtedness plus the total amount of any long-term care benefits paid reaches the percentage that makes the policy eligible for the Rider, Nationwide will notify the policy owner of the policy's eligibility to invoke the Rider. The letter will also describe the Rider, its cost, and its guaranteed benefits. The Rider may be invoked at any time, provided that the above conditions are met.

Impact on Other Riders and the Policy
When this Rider is invoked, all other In Force Riders will terminate. An election to invoke the Overloan Lapse Protection Rider II is irrevocable.
Additionally, Nationwide will adjust the policy as follows:
(1)	If not already in effect, the death benefit option will be changed to Death Benefit Option 1.
(2)	The Base Policy Specified Amount will be adjusted to equal the lesser of: (1) the Base Policy Specified Amount immediately before the Rider was invoked; or (2) the Base Policy Specified Amount that will cause the Death Benefit to equal the Minimum Required Death Benefit immediately after the charge for the Rider is deducted. This "new" Base Policy Specified Amount will be used to calculate the Death Benefit pursuant to The Death Benefit provision.
(3)	Any non-loaned Cash Value (after deduction of the Overloan Lapse Protection Rider II charge) will be transferred to the Fixed Account, where it will earn at least the minimum guaranteed fixed interest rate of the base policy (shown in the Policy Specification Pages).
After the above adjustments are made, the Indebtedness will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate. No additional policy charges will be assessed. No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender). Cash Value may not be transferred out of the Fixed Account. The Death Benefit will be the greater of the Base Policy Specified Amount or the Minimum Required Death Benefit. The policy will remain as described above for the duration of the policy.
EXAMPLE:
Assume a policy issued as follows:
• Cash value accumulation life insurance qualification test
• Attained Age 77
• Policy in its 23rd policy year
• Death Benefit Option 2
• Base Policy Specified Amount: $500,000
• Indebtedness: $195,000
• Long-term care benefits paid: $120,000
• Cash Value: $375,000
• Applicable age-based factor for determining rider charge: 14.7%
Using the above assumptions, a decision to invoke the Rider would impact the policy as follows:
(1) Death benefit option will be changed from Death Benefit Option 2 to Death Benefit Option 1.
(2) The one-time charge for invoking the rider will be $55,125 ($375,000 x 14.7%) and will be deducted from the Cash Value, reducing it to $319,875.
(3) The Base Policy Specified Amount will be reduced to $390,315 as this is the Minimum Required Death Benefit.
(4) The non-loaned Cash Value ($319,875 - $195,000 = $124,875) will be transferred to the Fixed Account where it will earn at least the minimum guaranteed fixed interest rate.
(5) The policy loan account ($195,000) will continue to earn interest at the policy's loan crediting rate.

EXAMPLE:
(6) The indebtedness ($195,000) will continue to grow at the policy's loan charged rate.
Overloan Lapse Protection Rider II Charge
The Overloan Lapse Protection Rider II Charge is a one-time charge deducted at the time the Rider is invoked, and is assessed against the Cash Value allocated to the Sub-Accounts and the general account options. The charge is intended to cover the administrative costs and to compensate Nationwide for the risks associated with the Rider's guaranteed paid-up death benefit. The charge is the product of the policy's Cash Value and an age-based factor ranging from 0.15% to 18.50% as shown in the Policy Specification Pages. The age-based factor will vary based upon the elected life insurance qualification test.
If the Cash Value, less the sum of Indebtedness and the total amount of any long-term care benefits paid, is insufficient to satisfy the charge, the Rider cannot be invoked without repaying enough Indebtedness to cover the charge.
Invoking the Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.
Policy Owner Services
Dollar Cost Averaging
Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time. A policy owner may elect to participate in a monthly dollar cost averaging program at the time of application or at a later date by submitting an election form to the Service Center. An election to participate in the program that is submitted after application will be effective at the end of the Valuation Period coinciding with the date requested or, if that date has passed or no date is specified, at the end of the Valuation Period during which the request was received, or the end of the right to cancel period, whichever is later. Nationwide reserves the right to require dollar cost averaging transfers to be at least $100 dollars.
There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events. Dollar cost averaging transfers will continue to be processed until there is no more Cash Value left in the originating investment option(s) or until a policy owner instructs Nationwide to terminate the service. Policy owners may direct Nationwide to automatically transfer specific amounts from the following Sub-Account(s):
•	Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class Y
to any other Sub-Account or the indexed interest strategies. Certain Sub-Accounts or indexed interest strategies may or may not be available depending on when the policy was purchased, see Appendix A: Underlying Mutual Funds Available Under the Policy and Appendix C: Indexed Interest Strategies for details on Sub-Account and indexed interest strategy availability.
Nationwide does not assure the success of these strategies and cannot guarantee that dollar cost averaging will result in a profit or protect against a loss. A policy owner should carefully consider his or her financial ability to continue these programs over a long enough period of time to purchase Accumulation Units or Index Segments when their value is low, as well as when their value is high. Nationwide may modify, suspend, or discontinue these programs at any time. Nationwide will notify policy owners in writing 30 days before doing so.
EXAMPLE:
Policy owner elects to participate in Dollar Cost Averaging and has transferred $25,000 to the available money market fund, which will serve as the source investment option for her Dollar Cost Averaging program. She would like the Dollar Cost Averaging transfers to be allocated as follows: $500 to Sub-Account L and $1,000 to Sub-Account M. Each month, Nationwide will automatically transfer $1,500 from the money market fund and allocate $1,000 to Sub-Account M and $500 to Sub-Account L.
Asset Rebalancing
A Policy owner may elect to participate in an asset rebalancing program. Asset rebalancing involves the automatic rebalancing of the Cash Value in the Variable Account to the chosen Sub-Accounts (up to 20) on a periodic basis. Cash

Value in the Fixed Account or allocated to the indexed interest options is not eligible for asset rebalancing. A Policy owner can schedule asset rebalancing to occur every three, six, or 12 months on days when Nationwide prices Accumulation Units. There is no charge for asset rebalancing and it does not count as a transfer event.
A policy owner may elect to participate in an asset rebalancing program at the time of application or at a later date by submitting an election form to the Service Center. Premium received with or after the asset rebalancing application will continue to be initially allocated according to the Policy owner’s instructions for Net Premium, unless they elect on the asset rebalancing application to replace the allocation instructions for Net Premium with the asset rebalancing program’s Sub-Account allocations. Whether this election is made or not, all Cash Value in the Sub-Accounts will be reallocated according to the asset rebalancing program’s allocations at the frequency elected by the Policy owner. Manual transfers will not automatically terminate the program. As long as a policy with asset rebalancing elected remains In Force, termination of asset rebalancing will only occur as a result of specific instruction by a policy owner to do so. Nationwide may modify, suspend, or discontinue asset rebalancing programs at any time.
EXAMPLE:
Policy owner elects to participate in Asset Balancing and has instructed his Cash Value be allocated as follows and rebalanced on a quarterly basis: 40% to Sub-Account A, 40% to Sub-Account B, and 20% to Sub-Account C. Each quarter, Nationwide will automatically rebalance policy owner’s Cash Value by transferring Cash Value among the three elected Sub-Accounts so that his 40%/40%/20% allocation remains intact.
Automated Income Monitor
Automated Income Monitor is an optional systematic partial surrender and/or declared rate policy loan program that may be elected at any time, at no additional cost, i.e. no partial surrender fee or service fee for loan processing will be assessed for partial surrenders or loans taken as part of an Automated Income Monitor program. This program is only available to policies that are not modified endowment contracts.
Automated Income Monitor programs are intended for policy owners who wish to take an income stream of scheduled payments from the Cash Value of the policy. The income stream is generated via partial surrenders until the policy Investment in the Contract is depleted, then through declared rate policy loans. Taking partial surrenders and/or declared rate policy loans may result in adverse tax consequences, will reduce policy values and therefore limit the ability to accumulate Cash Value, and may increase the likelihood the policy will Lapse. Before requesting the Automated Income Monitor program, policy owners should consult with financial and tax advisors.
At the time of application for a program, Nationwide will provide policy owners with an illustration of the proposed income stream and impacts to the Cash Value, Cash Surrender Value, and Death Benefit. Policy owners must submit this illustration along with an application when electing an Automated Income Monitor program. Programs will commence at the beginning of the next Policy Monthaversary after Nationwide receives the election form and illustration. On each policy anniversary thereafter Nationwide will provide an updated In Force illustration to assist policy owners in determining whether to continue, modify, or discontinue an elected program. Policy owners may request modification or termination of a program at any time by written request to the Service Center.
Note: Investment advisory policy loans will continue to be available after electing an Automated Income Monitor program; however, any investment advisory policy loans taken after commencing an elected program will also increase Indebtedness and therefore reduce the Cash Surrender Value.
A policy owner’s program will be based on the policy's Cash Surrender Value at the time of election and each succeeding policy anniversary, and on the following elections:
(1)	Payment type
(a)	Fixed Amount: If a policy owner elected payments of a fixed amount, the amount received will not vary with policy Investment Experience; however, the length of time the elected payment amount can be sustained will vary based on the illustration assumptions below and the policy's Investment Experience; or
(b)	Fixed Duration: If a policy owner elected payments for a fixed duration, the amount received during the first year will be based on the illustration assumptions below. After the first year, the amount will vary based on the illustration assumptions and policy Investment Experience to maintain the elected duration.

(2)	Illustration assumptions:
(a)	an assumed variable rate of return specified by the policy owner from the available options stated in the election form;
(b)	minimum Cash Surrender Value targeted by the policy owner to have remaining on the policy's Maturity Date, or other date specified by the policy owner. This dollar amount is used to calculate available income. It is not guaranteed to be the Cash Surrender Value on the specified date;
(c)	a policy owner may also request a change of death benefit option, or a decrease in Base Policy Specified Amount to be effective in conjunction with commencing a program or to occur at a future date;
(d)	payment frequency: monthly; quarterly; semi-annually; or annually. Payments on a monthly basis are made by direct deposit (electronic funds transfer) only; and
(e)	assumed recurring investment advisory policy loans, as specified by the policy owner.
Generally, higher variable rate of return assumptions, a lower target Cash Surrender Value, and Death Benefit Option 1, will result in larger projected payments or longer projected durations. However, larger payments or longer duration may increase the likelihood the policy will Lapse.
Note: Policy owners are responsible for monitoring the policy to prevent Lapse. Nationwide will provide annual In Force illustrations based on current Cash Surrender Values and the elected illustration assumptions to assist policy owners with preventing Lapse. Policy owners may request modification or termination of a program at any time by written request to the Service Center.
EXAMPLE:
Assume:
• Policy Issue Age was 45.
• Owner paid Premiums totaling $490,000 during the first 25 policy years.
• Just prior to policy year 26 (Attained Age 70) the policy’s Cash Value is just over $1,000,000 and the Investment in the Contract is $490,000.
• The owner completes an Automated Income Monitor election form and chooses a 5% gross rate of return, a goal of $100,000 Cash Surrender Value at Attained Age 95 and the Fixed Duration option for 25 years.
• The first AIM In Force illustration is run that solves for an annual income amount at an assumed 5% gross rate of return and a goal of at least $100,000 of Cash Surrender Value at Attained Age 95. The result of the solve is an annual income amount of $66,720.
A partial surrender of $66,720 will be processed and sent to the owner. Each year thereafter, if the Automated Income Monitor program has not been terminated, another illustration will be run with the same assumptions and income solve. The appropriate partial surrender amount based on each solve will be processed. This will continue until the entire $490,000 Investment in the Contract has been distributed through partial surrenders, then the income amounts will be processed as loans.
Automated Income Monitor programs are subject to the following additional conditions:
(1)	To prevent adverse tax consequences, a policy owner can authorize Nationwide to make scheduled payments via declared rate policy loan when:
(a)	the policy's Investment in the Contract is reduced to zero;
(b)	a partial surrender within the first 15 policy years would be a taxable event;
(c)	or to prevent the policy from becoming a MEC, see Taxes.
Note: Partial surrenders and declared rate policy loans taken under the Automated Income Monitor program are subject to the same terms and conditions as other partial surrenders and declared rate policy loans, see Partial Surrender and Policy Loans.

(2)	While a program is in effect, no Premium payment reminder notices will be sent unless requested; however, Premium payments will be accepted.
(3)	Programs will terminate on the earliest of the following:
(a)	Nationwide’s receipt at the Service Center of a written request to terminate participation;
(b)	at the time the policy enters a Grace Period or terminates for any reason;
(c)	at the time of a requested partial surrender or declared rate policy loan outside the program;
(d)	upon a change of policy owner;
(e)	for income based on a fixed duration, the end of the period the policy owner specified at the time of election;
(f)	on any policy anniversary when the current Cash Surrender Value is less than or equal to the target Cash Surrender Value assumption the policy owner specified;
(g)	at any time the scheduled partial surrender or declared rate policy loan would cause the policy to fail to qualify as life insurance under Section 7702 of the Code; or
(h)	the policy's Maturity Date.
Additionally, the program will terminate when one of the following Riders is invoked or begins providing benefits: the Overloan Lapse Protection Rider II and the Long-Term Care Rider.
Nationwide will notify policy owners upon termination of an Automated Income Monitor program. In addition, Nationwide may modify, suspend, or discontinue Automated Income Monitor programs at any time. Nationwide will notify policy owners in writing 30 days before doing so.
Policy Loans
This policy currently offers two types of policy loans: declared rate policy loans and investment advisory policy loans.
A policy owner may take a policy loan at any time while the policy is In Force. A policy loan will be effective as of the date Nationwide receives the policy owner's written request at the Service Center. Nationwide reserves the right to require written requests to be submitted on current Nationwide forms.
Taking either type of policy loan (declared rate policy loans and/or investment advisory policy loans) may increase the risk of Lapse and may result in adverse tax consequences. Unpaid loan interest charges accrue daily at a compounded annual interest rate and can cause the policy's Indebtedness to grow significantly. The policy owner should request an illustration demonstrating the impact of any policy loans on the policy's Cash Value, Cash Surrender Value, and Death Benefit Proceeds.
Declared Rate Policy Loans
Declared rate policy loans are available to policy owners for any purpose.
Notwithstanding anything to the contrary set forth in this prospectus, for declared rate policy loans only, Nationwide may accept requests submitted via telephone, subject to dollar amount limitations and payment and other restrictions to prevent fraud. Nationwide reserves the right to discontinue acceptance of telephonic requests at any time upon written notice. Contact the Service Center for current limitations and restrictions, see Contacting the Service Center.
Investment Advisory Policy Loans
Investment advisory policy loans are only available to pay investment advisory fees for this policy as agreed upon between the policy owner and their investment adviser(s).
Some policy owners may utilize an investment adviser(s) to manage their assets, for which the investment adviser assesses a fee. Investment advisers are not endorsed or affiliated with Nationwide and Nationwide makes no representation as to their qualifications. The fees for these investment advisory services, which are specified in the respective account agreements, are separate from and in addition to the policy charges and expenses described in this prospectus. Some policy owners authorize their investment adviser to take systematic investment advisory policy loans from the policy to collect investment advisory fees. In order to take investment advisory policy loans from the policy, the investment adviser and policy owner must complete an authorization form specified by Nationwide. Once the authorization form is completed, Nationwide will automatically process the investment advisory policy loans at the elected frequency until the authorization is terminated. A policy owner may terminate this authorization at any time by providing written notice to Nationwide.
Nationwide reserves the right to stop offering investment advisory policy loans at any time. Nationwide will notify policy owners if investment advisory policy loans are no longer available.
Loan Amount
For declared rate policy loans, the minimum loan amount is $200.
For investment advisory policy loans, there is no minimum loan amount. However, for any Policy Year, investment advisory policy loans are subject to an annual maximum amount. For the first Policy Year only, investment advisory policy loans cannot exceed the maximum annual investment advisory policy loan allowance percentage multiplied by the Adjusted Cash Value on the Policy Date. For any Policy Year thereafter, investment advisory policy loans cannot exceed the maximum annual investment advisory policy loan allowance percentage multiplied by the Adjusted Cash Value on the last policy anniversary. Currently, the maximum annual investment advisory policy loan allowance percentage is 2.5%.
EXAMPLE:
Assume a policy is issued as follows:
• Base Policy Specified Amount: $500,000
• Initial Premium: $45,000
• The planned Premium is $45,000 annually for 6 additional years
• Adjusted Cash Value on the Policy Date: $42,300Policy is 100% allocated to the Sub-Accounts, and on the date of the first scheduled Investment Advisory Policy Loan, the total Sub-Account value is $43,000.
• The policy owner and the investment adviser have completed an authorization for an investment advisory policy loan to be processed for 0.09% of the total Sub-Account value each month.
The investment advisory policy loans would work as follows:
• Because the initial Adjusted Cash Value was $42,300 on the Policy Date, the maximum investment advisory policy loan amount for the first Policy Year will be $1,057.50 ($42,300 x 2.5%).
• The first investment advisory policy loan is processed for $38.70 ($43,000 x 0.09%). The $38.70 is paid to the investment adviser per the authorization. The policy now has an Indebtedness of $38.70. Also, $38.70 has been transferred from the Sub-Accounts (proportionately, unless the policy owner requests transfer from a single Sub-Account) to the investment advisory policy loan account.
• Each month thereafter, an additional investment advisory policy loan is processed for an amount equal to the total Sub-Account value on that date multiplied by 0.09% (as long as the total for the Policy Year does not exceed the $1,057.50 maximum and the total Indebtedness does not exceed the maximum stated in the policy).
• At the end of the first Policy Year, assume a total of $464.40 in investment advisory policy loans have been processed and paid to the investment adviser. The Indebtedness at the end of the Policy Year is $472.83 because $8.43 of loan interest has accrued during the year ($464.40 + $8.43 = $472.83). At this point the Death Benefit Proceeds provided by the policy would be reduced by the $472.83 Indebtedness.

EXAMPLE:
• At the beginning of the second Policy Year, the policy owner pays the planned Premium of $45,000 and it is applied to the policy. Since Premiums for this product will always be applied as an investment advisory policy loan repayment first, $472.83 of the $45,000 is applied as a loan repayment and the rest is applied as a Premium. The Indebtedness becomes $0 and the funds in the investment advisory policy loan account are transferred out and applied as Net Premium.
• During the second Policy Year, the investment advisory policy loans continue to be processed monthly as scheduled unless limits are reached. As long as Premiums are paid they will always be applied to any investment advisory policy loan Indebtedness first. If the policy owner stops applying Premiums after Policy Year 7 as planned, and also chooses to not pay any loan repayments, the investment advisory policy loan Indebtedness will continue to grow as new investment advisory policy loans are taken and as charged interest accrues. The Death Benefit Proceeds would be reduced by the total Indebtedness.
In addition, at the time of any policy loan request, policy Indebtedness cannot exceed 90% of the Cash Value allocated to the Sub-Accounts, plus 100% of the Cash Value allocated to the indexed interest options, plus 100% of the Cash Value in the declared rate policy loan account, plus 100% of the Cash Value in the investment advisory policy loan account. Nationwide pays policy loans with assets from its general account. Nationwide then uses the policy's Cash Value as collateral for the loan as described below.
Collateral and the Policy Loan Accounts
As collateral for a policy loan, Nationwide transfers an amount equal to the policy loan from the policy's variable and general account investment options to a "policy loan account" (which is part of Nationwide’s general account). Each policy loan type has a distinct policy loan account. Declared rate policy loans are transferred to the declared rate policy loan account and investment advisory policy loans are transferred to the investment advisory policy loan account. Transferring Cash Value to a policy loan account reduces the policy owner’s investments in the Sub-Accounts and indexed interest options. Unless the policy owner requests transfer from a single Sub-Account, collateral amounts are transferred from the Cash Value to the corresponding policy loan account in the following order:
(1)	first proportionally from the Sub-Accounts until exhausted; then
(2)	proportionally from the Pending Sweep Transactions until exhausted; then
(3)	from the indexed interest strategies as described in Order of Processing from the Indexed Interest Strategies, see Indexed Interest Options; and
(4)	last from the Fixed Account, not including any Pending Sweep Transactions.
Policy loans can permanently affect the Death Benefit Proceeds and the Cash Value of the policy, even if repaid. The policy loan accounts may be subject to Nationwide's creditors in the event of insolvency.
The policy owner will earn interest on the collateral held in the declared rate policy loan account and/or the investment advisory policy loan account. Interest will accrue daily at no less than the guaranteed minimum rate for the corresponding policy loan account stated in the Policy Specification Pages. Interest credited to the declared rate policy loan account and investment advisory policy loan is an obligation of Nationwide’s general account and is dependent on Nationwide’s financial strength and claims paying ability. The interest earned on the declared rate policy loan account or investment advisory policy loan account may be different than the rate earned on Cash Value that is in the Fixed Account.
Interest Charged
Nationwide charges interest against policy Indebtedness. Indebtedness is the total amount of all outstanding declared rate policy loans and investment advisory policy loans, including principal and compounded interest due. For declared rate policy loans, the guaranteed maximum annualized interest charged rate is 3.90% in policy years 1-5, and 3.25% in policy years 6+. For investment advisory policy loans, the guaranteed maximum annualized interest charged rate is 3.25% in all policy years. On a current basis, rates may change for either loan type and may vary by policy year, subject to the applicable guaranteed maximums. Policy loan interest charges may provide revenue for risk charges and profit.

If policy loan interest is not paid when due, policy Indebtedness will continue to compound at the interest rate in effect, see When Interest is Charged and Credited below. If not paid when due, Nationwide will transfer an amount equal to the unpaid interest from the policy's investment options and add it to the corresponding policy loan account causing the original policy loan amount (now, "Indebtedness") to increase by the amount of the unpaid interest charged. Amounts transferred from the policy's investment options as unpaid interest charges will be transferred to the corresponding policy loan account in the same manner as a new loan.
Note: Over time, unpaid loan interest charges can cause the policy's Indebtedness to be significant. In some cases, policy Indebtedness may be significant enough to cause the policy to Lapse. In general, it is advantageous to repay Indebtedness and at a minimum, the interest charged on Indebtedness, at least annually.
Upon a full surrender, Lapse, or maturity, the amount received in the original loan request(s), plus unpaid loan interest charged is considered "received" under the Code and may result in adverse tax consequences, see Surrender, Lapse, Maturity in Taxes.
When Interest is Charged and Credited
Interest charged against Indebtedness accrues daily. Interest earned on collateral also accrues daily. Nationwide will transfer interest charged on Indebtedness from the policy's investment options to the corresponding collateral account, and credit interest earned on collateral to the investment options:
•	Annually, at the end of a policy year;
•	For declared rate policy loans, at the time a new declared rate policy loan is requested, and for investment advisory policy loans, at the time a new investment advisory policy loan is requested;
•	For declared rate policy loans, when a declared rate policy loan repayment is made, and for investment advisory policy loans, when an investment advisory policy loan repayment is made;
•	Upon the Insured's death;
•	Upon policy Lapse; and/or
•	Upon a full surrender of the policy.
In most cases for declared rate policy loans, the interest earned on collateral will be less and in some cases, significantly less, than the interest charged against the Indebtedness.
Repayment
The policy owner may repay all or part of policy Indebtedness at any time while the policy is In Force. The minimum loan repayment amount, if any, is stated in the policy. The policy owner should contact the Service Center to obtain loan pay-off amounts.
Note: Interest earned on collateral is not deducted from Indebtedness to calculate loan pay off amounts. If a loan repayment is made, the policy owner's Cash Value is credited with interest earned on collateral and the amount of the loan repayment is deducted from the policy's Indebtedness.
If investment advisory policy loans are outstanding, Nationwide will automatically repay any investment advisory policy loans first from any new Premium before the Net Premium is applied to the policy. After any outstanding investment advisory policy loans are repaid, Nationwide will treat any payments made as Premium payments, unless the policy owner specifies that the payment should be applied against the policy's Indebtedness for declared rate policy loans. It may be beneficial for the policy owner to repay Indebtedness for declared rate policy loans before making additional Premium payments because the Percent of Premium Charge, if applicable, is deducted from Premium payments but not from loan repayments.
Any loan repayment will be applied to the Sub-Accounts and indexed interest options according to the allocation instructions in effect for Net Premium, unless you direct otherwise.
Repaying Indebtedness will cause the Death Benefit and net Cash Surrender Value to increase accordingly.

Lapse
The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges, including Rider charges, see Unfavorable Investment Experience. A policy owner can avoid Lapsing the policy by paying the amount required by the No-Lapse Guarantee Policy Continuation provision or by invoking the Overloan Lapse Protection Rider II to prevent the policy from Lapsing due to Indebtedness. Before any Lapse, there is a Grace Period during which a policy owner can take action to prevent the Lapse. Subject to certain conditions, a policy owner may reinstate a policy that has Lapsed.
No-Lapse Guarantee Policy Continuation
The policy provides for a No-Lapse Guarantee Policy Continuation provision during the No-Lapse Guarantee Period shown in the Policy Specification Pages. The No-Lapse Guarantee Period is elected at the time of application and cannot be changed after the policy is issued. During the No-Lapse Guarantee Period, the policy will not Lapse if at the time a Lapse would otherwise occur, the Premium paid, reduced for any Indebtedness, partial surrenders, and/or Returned Premiums, is equal to or greater than the sum of the no-lapse guarantee monthly premium in effect for each respective month since the policy was issued.
The no-lapse guarantee monthly premium required is stated in the Policy Specification Pages and will vary by the Insured's issue age, sex, underwriting classification, the Base Policy Specified Amount and any Riders elected.
The no-lapse guarantee monthly premium can only change due to action taken by the policy owner. If a policy owner has made any changes to the policy after it is issued, including any policy loans or partial surrenders, decreases to the Base Policy Specified Amount, terminating a Rider, and/or changing the death benefit option, the no-lapse guarantee monthly premium may change. A change will result in reissued Policy Specification Pages which will show the new no-lapse guarantee monthly premium. Upon request and for no charge, Nationwide will determine whether Premium payments, minus any Indebtedness and partial surrenders, and/or Returned Premiums are sufficient to keep the No-Lapse Guarantee Policy Continuation provision in effect.
When the No-Lapse Guarantee Period ends, if the Cash Surrender Value remains insufficient to cover the monthly policy charges, the policy is at risk of Lapsing and a Grace Period will begin. There is no separate additional charge for the No-Lapse Guarantee Policy Continuation provision.
Grace Period
If the Cash Surrender Value on any Policy Monthaversary is not sufficient to cover the current monthly deductions, then a Grace Period will begin. At the beginning of a Grace Period, the policy owner will receive a notice from Nationwide that will indicate the amount of Premium that must be paid to avoid Lapsing the policy. If the required Premium is not paid within 61 days, the policy and all Riders will Lapse. The amount is equal to:
(1)	the lessor of:
(a)	the amount of Premium required to pay any due and unpaid policy charges; or
(b)	the amount of Premium that will bring the No-Lapse Guarantee Policy Continuation provision back into effect, if applicable; plus
(2)	Premium equal to three times the current monthly deductions.
The Grace Period will not alter the operation of the policy or the payment of Proceeds.
Reinstatement
A policy owner may request reinstatement of a Lapsed policy by:
(1)	submitting, at any time within three years after the end of the Grace Period (or longer if required by state law) and before the Maturity Date, a written request to the Service Center to reinstate the policy;
(2)	providing evidence of insurability satisfactory to Nationwide;
(3)	repaying or reinstating any Indebtedness that existed at the end of the Grace Period;
Note: Indebtedness may only be reinstated as a declared rate policy loan. Therefore, any outstanding investment advisory policy loans will be reinstated as declared rate policy loans;

(4)	paying sufficient Premium to keep the policy In Force for three months (or less if required by state law) from the date of reinstatement, or, if the policy is in the No-Lapse Guarantee Period, paying the lesser of (a) and (b) where:
(a)	is the amount of Premium sufficient to keep the policy In Force for three months from the date of reinstatement; and
(b)	is the amount of Premium sufficient to bring the No-Lapse Guarantee Policy Continuation provision into effect; and
(5)	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period.
The policy owner may also reinstate coverage under certain Riders subject to satisfactory evidence of insurability.
If Nationwide approves the application for reinstatement and receives the required Premium, the effective date of a reinstated policy, including any reinstated Riders, will be the coinciding or next Policy Monthaversary following the date Nationwide approves the application for reinstatement.
If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the Cash Value at the end of the most recent Grace Period. Nationwide will add any Premiums or loan repayments that were made to reinstate the policy to the Cash Value.
The Cash Value will be applied to the policy investment options according to the policy owner’s most recent allocation instructions for Net Premium.
Surrenders
Full Surrender
The policy may be surrendered for the Cash Surrender Value at any time while it is In Force. A surrender will be effective as of the date Nationwide receives the policy owner’s written surrender request in good order at the Service Center. Nationwide reserves the right to require written requests to be submitted on current Nationwide forms. See Payment of Policy Proceeds for additional information.
Policy Restoration after a Full Surrender
Prior to the Insured's death, Nationwide will permit restoration of a surrendered policy pursuant to established procedures to meet the requirements of state insurance law regarding the replacement of life insurance (i.e., use of the Proceeds from a surrendered policy to purchase a new policy). Restored policies will be treated as if they were never surrendered for all purposes, including Investment Experience, interest, and deduction of charges, see Policy Restoration Procedure in the Statement of Additional Information.
Partial Surrender
A policy owner may request a partial surrender of the policy's Cash Surrender Value at any time after the first policy year. A partial surrender will be effective as of the date Nationwide receives the policy owner's written request at the Service Center. Nationwide reserves the right to require written requests to be submitted on current Nationwide forms. Notwithstanding anything to the contrary set forth in this prospectus, Nationwide may accept requests submitted via telephone, subject to dollar amount limitations and payment and other restrictions to prevent fraud. Nationwide reserves the right to discontinue acceptance of telephonic requests at any time upon written notice. Contact the Service Center for current limitations and restrictions, see Contacting the Service Center. A Partial Surrender Fee may be applied to each partial surrender that equals the lesser of $25 or 5% of the amount surrendered. Currently, Nationwide waives the partial surrender fee, see Partial Surrender Fee. See Payment of Policy Proceeds for additional information.
Nationwide reserves the right to limit the number of partial surrenders to one per month. The minimum amount of any partial surrender request is $500. In policy years 2-10, the maximum amount of a partial surrender in any given policy year is 20% of the Cash Surrender Value as of the beginning of the policy year. In policy years 11+, the maximum amount of a partial surrender is equal to the Cash Surrender Value less the greater of $500 or three times the most recent monthly deductions. Monthly deductions are calculated for each month, beginning on the Policy Date, as Sub-Account charges plus coverage charges, see Monthly Charges.

A partial surrender cannot cause the Base Policy Specified Amount to be reduced below the Minimum Base Policy Specified Amount indicated in the Policy Specification Pages, and after any partial surrender, the policy must continue to qualify as life insurance under Section 7702 of the Code. Partial surrenders may be subject to income tax penalties. They could also cause the policy to become a "modified endowment contract" under the Code, which could change the income tax treatment of any distribution from the policy, see Taxes.
If the policy owner takes a partial surrender, unless the policy owner requests processing from a single Sub-Account, it will be processed in the following order:
(1)	first proportionally from the Sub-Accounts until exhausted; then
(2)	proportionally from the Pending Sweep Transactions until exhausted; then
(3)	from the indexed interest strategies as described in Order of Processing from the Indexed Interest Strategies, see Indexed Interest Options; and
(4)	last from the Fixed Account, not including any Pending Sweep Transactions.
Reduction of the Base Policy Specified Amount due to a Partial Surrender
When a partial surrender is taken, the Base Policy Specified Amount will be reduced by the amount necessary to prevent an increase in the Net Amount At Risk. The Base Policy Specified Amount reduction will not exceed the partial surrender amount. The policy's charges going forward will be based on the new Base Policy Specified Amount.
Partial Surrenders to Pay Investment Advisory Fees from the Policy
Some policy owners utilize an investment adviser(s) to manage their assets, for which the investment adviser assesses a fee. Investment advisers are not endorsed or affiliated with Nationwide and Nationwide makes no representation as to their qualifications. The fees for these investment advisory services are specified in the respective account agreements and are separate from and in addition to the policy fees and expenses described in this prospectus. Some policy owners authorize their investment adviser to take a partial surrender(s) from the policy to collect investment advisory fees. In order to take partial surrenders from the policy to pay investment advisory fees, the investment adviser and policy owner must complete an authorization form specified by Nationwide. Once the authorization form is completed, the investment adviser may thereafter request a partial surrender(s) via the Service Center without further approval, counter-signature, or cosignature from the policy owner.
Partial surrenders to pay investment advisory fees reduce the Cash Value, Cash Surrender Value, Base Policy Specified Amount, and Death Benefit. In addition, partial surrenders taken from the policy to pay investment advisory fees may negatively impact the Rider benefits available under the policy. Partial surrenders to pay investment advisory fees are subject to the same restrictions and limitations for partial surrenders generally, as described above.
The Death Benefit
Standard Death Benefit Options
Policy owners have a choice of one of two available death benefit options under the policy. If a death benefit option is not selected, Nationwide will issue the policy with Death Benefit Option 1.
Note: The Death Benefit will be the greater of the amount produced by the death benefit option in effect on the date of the Insured's death or the Minimum Required Death Benefit, see The Minimum Required Death Benefit.
Death Benefit Option 1: The Death Benefit will be the Base Policy Specified Amount as of the Insured's date of death.
Death Benefit Option 2: The Death Benefit will be the Base Policy Specified Amount plus the Cash Value as of the Insured's date of death.
Calculation of the Death Benefit
The Death Benefit will be calculated when Nationwide has received (at the Service Center) all information required to process the claim for Death Benefit Proceeds, including, but not limited to, proof that the Insured has died and any other information Nationwide may reasonably require. The Death Benefit may be subject to an adjustment if an error or misstatement was made upon application, the Insured dies by suicide, benefits were paid under a Rider that accelerated all or a portion of the Death Benefit, and if the Long Term Care Rider is elected, when the Rider’s lapse protection feature is keeping the policy In Force when the Insured dies.

While the policy is In Force, the Death Benefit will never be less than the Base Policy Specified Amount. The Death Benefit will depend on the death benefit option elected, certain Riders, and the tax test elected as discussed in greater detail below. The Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, Indebtedness, and any due and unpaid monthly deductions that accrued during a Grace Period.
The Minimum Required Death Benefit
The policy has a Minimum Required Death Benefit. The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.
The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle. At the time the policy is issued, the policy owner irrevocably elects one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:
•	the cash value accumulation test; or
•	the guideline premium/cash value corridor test.
If a specific test is not elected, Nationwide will issue the policy with the guideline premium/cash value corridor test.
Cash Value Accumulation Test
The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage calculated as described in the Code. The percentages depend upon the Insured's age, sex, and underwriting classification. Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.
Guideline Premium/Cash Value Corridor Test
The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value. These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.
In deciding which test to elect for the policy, consider the following:
•	The cash value accumulation test generally allows flexibility to pay more Premium, subject to Nationwide's approval of any increase in the policy's Net Amount At Risk that would result from higher Premium payments. Premium payments under the guideline premium/cash value corridor test are limited by Section 7702 of the Code.
•	Generally, the guideline premium/cash value corridor test produces a higher Death Benefit in the early years of the policy while the cash value accumulation test produces a higher Death Benefit in the policy's later years.
•	Monthly cost of insurance charges that vary with the amount of the Death Benefit may be greater during the years when the elected test produces a higher Death Benefit.
Regardless of which test is elected, Nationwide will monitor compliance to ensure that the policy meets the statutory definition of life insurance under the Code. As a result, the Proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes. Nationwide may refuse additional Premium payments or return Premium payments so that the policy continues to meet the Code's definition of life insurance. Consult a qualified tax advisor on all tax matters involving the policy.
Changes in the Death Benefit Option
After the first policy year, a policy owner may elect to change the death benefit option from either Death Benefit Option 1 to Death Benefit Option 2, or from Death Benefit Option 2 to Death Benefit Option 1. Nationwide will permit only one change of the death benefit option per policy year. The effective date of a change will be the Policy Monthaversary following the date Nationwide approves the change.
For any change in the death benefit option to become effective, the Cash Surrender Value, or Premiums paid under the No-Lapse Guarantee Policy Continuation provision if applicable, after the change must be sufficient to keep the policy In Force for at least three months.
Upon effecting a death benefit option change, the Base Policy Specified Amount may be changed (either increased or decreased) so that the Net Amount At Risk remains the same before and after the change on the date of the change. Because the policy's Net Amount At Risk remains the same before and after the change, changing the death benefit option and preserving the Net Amount At Risk by itself does not alter the policy charges. The policy charges going forward will be based on the adjusted Base Policy Specified Amount. Depending on changes in factors such as fluctuations in the policy's Cash Value, these charges may increase or decrease after the death benefit option change.
The policy owner should request an illustration demonstrating the impact of a change in the policy's death benefit option.
Nationwide will refuse a death benefit option change that would reduce the Base Policy Specified Amount to a level where the Premium already paid would exceed any premium limitations under the Code.
Where the policy owner has selected the guideline premium/cash value corridor test, a change in death benefit option will not be permitted if it results in the total Premium paid exceeding any premium limitations under Section 7702 of the Code.
Incontestability
Nationwide will not contest payment of the Death Benefit based on the initial Base Policy Specified Amount after the policy has been In Force during the Insured's lifetime for two years from the Policy Date, and, in some states, within two years from a reinstatement date. The incontestability period in some states may be less than two years.
Suicide
If the Insured dies by suicide within two years from the Policy Date, and, in some states, within two years of a reinstatement date, Nationwide will pay no more than the sum of the Premiums paid, less any Indebtedness, partial surrenders, and any benefits paid as an acceleration of the Base Policy Specified Amount. The suicide period in some states may be less than two years.
Policy Maturity
If the policy is In Force on the Maturity Date, coverage will automatically be extended (unless otherwise elected by the policy owner) until the Insured's date of death at which time Proceeds will be paid to the beneficiary, see Extending Coverage beyond the Maturity Date.
If the policy owner elects not to extend coverage beyond the Maturity Date, Nationwide will pay the Proceeds generally within seven days after the written request for payment is received at the Service Center. Nationwide may postpone payment of the Proceeds on the days that it is unable to price Accumulation Units, see Valuation of Accumulation Units. The Proceeds will equal the policy's Cash Value minus any Indebtedness. The policy is terminated once the Proceeds are paid.
The primary purpose of extending coverage beyond the Maturity Date is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of the policy Investment in the Contract if the maturity Proceeds are taken, see Surrender, Lapse, Maturity in Taxes.
Assuming no Indebtedness exists on the Maturity Date and that no partial surrenders or loans are taken after the Maturity Date, the Proceeds after the Maturity Date will equal or exceed the Proceeds on the Maturity Date. However, because the loan interest rate charged may be greater than loan interest credited, if Indebtedness on or after the Maturity Date exists, Proceeds after the Maturity Date may be less than the Proceeds on the Maturity Date.
Extending Coverage Beyond the Maturity Date
The termination of some policy and/or Rider benefits will coincide with extension of coverage beyond the Maturity Date. If coverage is extended beyond the Maturity Date:

(1)	the policy’s Base Policy Specified Amount will be adjusted to what it was when the Insured reached Attained Age 85, subject to any adjustment for partial surrenders, and reduced for any subsequent Base Policy Specified Amount decreases;
(2)	no changes to the Base Policy Specified Amount will be permitted;
(3)	no changes to the death benefit option will be permitted;
(4)	100% of the policy's Cash Value will be transferred to the Fixed Account, except that any existing indexed interest segments will be allowed to mature prior to transfer;
(5)	if applicable, the Long-Term Care Rider will terminate;
(6)	no additional Premium payments will be permitted;
(7)	no additional monthly periodic charges will be deducted;
(8)	loan interest will continue to be charged on Indebtedness; and
(9)	the policy owner can request partial surrenders.
Note: Partial surrenders will affect the Base Policy Specified Amount of a policy with Death Benefit Option 1 based on the Insured's Attained Age at the time the partial surrender is requested. While the Insured is between the Attained Age of 86 and 90, a partial surrender will decrease the Base Policy Specified Amount proportionately. If the Insured is Attained Age 91 or older, a partial surrender will reduce the Proceeds by an amount proportionate to the ratio of the partial surrender to the Cash Value.
Notwithstanding the above, if the Overloan Lapse Protection Rider II was invoked, the Proceeds may be reduced, see Overloan Lapse Protection Rider II.
Coverage beyond the Maturity Date will not be extended when the policy would fail the definition of life insurance under the Code.
Payment of Policy Proceeds
Normally, Nationwide will make a lump sum payment of the Proceeds within seven days after the written request for payment is received at the Service Center. However, Nationwide may postpone payment of the Proceeds from:
•	the general account options for up to six months;
•	on the days that it is unable to price Sub-Account Accumulation Units, see Valuation of Accumulation Units; and/or
•	as permitted or required by federal securities laws and rules and regulations of the SEC.
Death Benefit Proceeds are paid from Nationwide’s general account. For payout options other than lump sum, Nationwide will issue a settlement contract in exchange for the policy, see Policy Settlement Options.
Minimum Long Term Care Rider Death Benefit Proceeds
If Long Term Care Rider benefits have been paid and the Rider is In Force when the Insured dies, the policy will provide minimum Death Benefit Proceeds as follows:
•	If the Long Term Care Rider is not keeping the policy In Force and the normally payable Death Benefit Proceeds will not be greater than or equal to 10% of: the Base Policy Specified Amount minus any Indebtedness, Nationwide will instead pay Death Benefit Proceeds equal to the greater of zero, or:
(1) 10% of: the Base Policy Specified Amount minus any Indebtedness; minus (2) the lesser of (a) or (b) if the Policy is in a grace period when the Insured dies, where: (a) is any due and unpaid monthly deductions and any other Policy charges; and (b) is the dollar amount of Premium that would meet the requirements of any death benefit guarantee or no-lapse guarantee;
•	The result will be zero if Indebtedness is greater than the Base Policy Specified Amount, or if the value in (2) exceeds the value in (1); and

•	If the Long Term Care Rider is keeping the policy In Force and the normally payable Death Benefit Proceeds will not be greater than or equal to: 10% of: the Long-Term Care Specified Amount minus any Indebtedness, Nationwide will instead pay Death Benefit Proceeds equal to 10% of: the Long-Term Care Specified Amount minus any Indebtedness;
•	The result will be zero if the Indebtedness exceeds the Long-Term Care Specified Amount.
Treatment of Unclaimed Property
Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the policy Maturity Date or the date Nationwide becomes informed that a Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, Nationwide is still unable to locate the beneficiary of the Death Benefit, or the beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be surrendered and placed in a non-interest bearing account. While in the non-interest bearing account, Nationwide will continue to perform due diligence required by state law. Once the state mandated period has expired, Nationwide will escheat the Death Benefit to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on Nationwide’s books and records, or to Ohio, Nationwide’s state of domicile. If a claim is subsequently made, the state is obligated to pay any such amount (without interest) to the designated recipient upon presentation of proper documentation.
To prevent escheatment, it is important to update beneficiary designations - including complete names, complete addresses, phone numbers, and social security numbers - as they change. Such updates should be sent to the Service Center.
Policy Settlement Options
Proceeds (Death Benefit, maturity Proceeds, or Cash Surrender Value) may be paid out in a lump sum, or in another form that is elected at application.
At any time before the Proceeds become payable, a policy owner may request to change the payout option by writing to the Service Center.
If more than one payout option is elected, at least $2,000 must be apportioned to each option and each payment (made at the specified interval) must be at least $20. The settlement options below are based on predetermined fixed payments.
If the policy owner does not make an election as to the form of the Proceeds, upon the Insured's death, the beneficiary may make the election. Changing the beneficiary of the policy will revoke the payout option(s) in effect at that time. Proceeds are neither assignable nor subject to claims of creditors or legal process. If the beneficiary does not make an election, Nationwide will pay the Proceeds in a lump sum.
Note that for the remainder of Payment of Policy Proceeds provision, "payee" means the person(s) entitled to the Proceeds.
Life Income with Payments Guaranteed Option
If the Life Income with Payments Guaranteed Option is elected, Nationwide will retain the Proceeds and make payments to the payee at specified intervals for a guaranteed period of 10 years and, if the payee is still living at the end of the guaranteed period, the payments will continue for the rest of the payee’s life. During the guaranteed period, Nationwide will pay interest on the remaining Proceeds at a rate of at least 2.5% per annum, compounded annually. Nationwide will determine annually if any interest in excess of 2.5% will be paid. The Proceeds can be paid at the beginning of 12-, six, three, or one month intervals.
Once payments begin under this option, withdrawals are not permitted. If a payee dies before the guaranteed period has elapsed, Nationwide will make the remaining payments to the payee’s estate. If the payee dies after the guaranteed period has elapsed, no further payments will be made.
Joint and Survivor Life Option
If the Joint and Survivor Life Option was elected, Nationwide will retain the Proceeds and make equal payments to the payees at specified intervals for the life of the last surviving payee. The Proceeds can be paid at the beginning of 12-, six, three, or one month intervals.

Once payments begin under this option, withdrawals are not permitted. Payments will cease upon the death of the last surviving payee. Nationwide will make no payments to the last surviving payee's estate. A potential consequence of electing a life contingent settlement option is that the payee may receive far less under the settlement option than they would have otherwise received with a lump sum payment of the Death Benefit Proceeds. It is possible that only one payment will be made under this option if both payees die prior to the first payment.
Life Income Option
If the Life Income Option is elected, Nationwide will use the Proceeds to purchase an annuity with the payee as annuitant. The amount payable will be based on current individual immediate annuity purchase rates in effect on the date the immediate annuity is elected. The Proceeds will be paid 30 days after this option is elected and future payments can be paid at the end of 12, 6, 3, or 1 month intervals.
Once payments begin under this option, withdrawals are not permitted. Payments will cease upon the payee’s death. Nationwide will make no payments to the payee’s estate. A potential consequence of electing a life contingent settlement option is that the payee may receive far less under the settlement option than they would have otherwise received with a lump sum payment of the Death Benefit Proceeds. It is possible that only one payment will be made under this option if the payee dies prior to the first payment.
Some or all of the payout options listed may not be available in all states. Forms of payout other than the three listed above may be requested, but are subject to Nationwide’s approval. Requests for other forms of payout must be based on fixed payments; no variable payment options are permitted. The amount of payments and duration of any other payout options will be determined by Nationwide.
Payments to Minors
Nationwide will not make payments directly to minors. Contact a legal advisor for options to facilitate payment of Policy Proceeds intended for a minor’s benefit.
Taxes
The tax treatment of life insurance policies under the Internal Revenue Code ("Code") is complex and depends on the policy owner's particular circumstances. The policy owner should seek competent tax advice regarding the tax treatment of the policy given their situation. The following discussion provides a general overview of the Code's provisions relating to certain common life insurance policy transactions. Some of the items discussed below may not be applicable to the life insurance policy described herein. It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.
Types of Taxes
Federal Income Tax
Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded. Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable. These expenditures are called deductions. While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.
Federal Transfer Tax
In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of property made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person's death (the federal estate tax).
The federal gift tax is imposed on the value of the property (including cash) transferred by gift. Each donor is allowed to exclude an amount per recipient from the value of present interest gifts. An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse as well as for certain amounts that pass to the decedent’s surviving spouse.
The Tax Cuts and Jobs Act (the "Act") of 2017, doubled the basic estate and gift tax exclusion amount from $5 million to $10 million for estates of persons dying and gifts occurring after December 31, 2017. The exclusion amount is adjusted annually for inflation.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"). The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes. The GSTT is imposed at a flat rate equal to the maximum estate tax rate of 40% subject to any applicable exemptions.
State and Local Taxes
State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. While these taxes may or may not be substantial in every policy owner's case, state by state differences of these taxes preclude a useful description of them in this prospectus.
Buying the Policy
Federal Income Tax
Generally, the Code treats life insurance premiums as a nondeductible expense for income tax purposes.
Federal Transfer Tax
Generally, the Code treats the payment of premiums on a life insurance policy as a gift when the premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner). Gifts are not generally included in the recipient's taxable income. If the policy owner (whether or not they are the insured) transfers ownership of the policy to another person, the transfer may be subject to a federal gift, estate and income tax.
Investment Gain in the Policy
The income tax treatment of increases in the policy's cash value depends on whether the policy is "life insurance" under the Code. If the policy meets the definition of life insurance, then the increase in the policy's cash value is not included in the policy owner's taxable income for federal income tax purposes unless it is distributed to the policy owner before the death of the insured.
To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code. Nationwide believes the policy meets the statutory requirements of Code Section 7702 and will monitor the policy’s compliance with Section 7702, and take whatever steps are necessary to stay in compliance.
Diversification
In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified. Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS. If the failure to diversify is not corrected, the income and gain in the policy would be currently taxed as ordinary income for federal income tax purposes.
Nationwide will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, take appropriate action to remain in compliance.
Representatives of the IRS have informally suggested, from time to time, that the number of underlying investment options available or the number of transfer opportunities available under a variable insurance product may be relevant in determining whether the product qualifies for favorable tax treatment. In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, provides that if the number of underlying investment options available in a variable insurance product does not exceed 20, the number of underlying investment options alone would not cause the policy to not qualify for favorable tax treatment. The IRS has also indicated that exceeding 20 underlying investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for favorable tax treatment. The revenue ruling did not indicate the number of underlying investment options, if any, that would cause the policy to not provide favorable tax treatment. Should the U.S. Secretary of the Treasury issue additional rules or regulations that would limit: the number of underlying investment options, transfers between underlying investment options, exchanges of underlying investment options or changes in the investment objectives of underlying investment options such that the policy would no longer qualify as life insurance under Section 7702 of the Code, then Nationwide will take whatever steps are available to remain in compliance.
Based on the above, the policy should be treated as life insurance for federal income tax purposes.

Periodic Withdrawals, Non-Periodic Withdrawals and Loans
The tax treatment described in this section applies to withdrawals and loans, premiums Nationwide accepts but then returns in order to meet the Code's definition of life insurance, and amounts used to pay the premium on any rider to the policy.
The income tax treatment of distributions of cash and loans from the policy depends on whether the policy is also considered a modified endowment contract under the Code. Generally, the income tax consequences of owning a life insurance policy that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance policy that is a modified endowment contract.
Depending on the policy owner's circumstances, the use of the cash value of the policy to pay for the cost of any rider to the base life policy, could be treated as a distribution, and would be subject to the rules described below. Policy owners should seek competent tax advice regarding the tax treatment of the addition of any rider to the policy taking into account the policy owner's individual facts and circumstances.
A Life Insurance Policy that is a Modified Endowment Contract
The policies offered by this prospectus may or may not be issued as modified endowment contracts. If a policy is issued as a modified endowment contract, it will always be a modified endowment contract; a policy that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the policy, such as payment of additional premiums.
Section 7702A of the Code defines a modified endowment contract as those life insurance policies issued or materially changed on or after June 21, 1988 where the total premiums paid at any time during the first 7 contract years exceed the amount that would have been paid at that point if the policy provided for paid up benefits after the payment of 7 level annual premiums. Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7-year testing period because of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.
All modified endowment contracts issued to the same owner by the same company during a single calendar year are required to be aggregated and treated as a single policy for purposes of determining the amount that is includible in income when a distribution occurs.
The Code provides special rules for the taxation of partial surrenders, loans, collateral assignments, and other pre-death distributions from modified endowment contracts. Under these special rules, such transactions are treated first as a distribution of gain to the extent that the cash value of the policy exceeds the Investment in the Contract (generally, the net premiums paid for the policy). In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless an exception to the 10% penalty applies.
A Life Insurance Policy that is NOT a Modified Endowment Contract
If the policy is not issued as a modified endowment contract, Nationwide will monitor it and advise the policy owner if the payment of a premium, or other transaction, may cause the policy to become a modified endowment contract. It is only with the policy owner's written authorization that Nationwide will permit the policy to become a modified endowment contract. Otherwise, Nationwide will reject the requested action or refund any premium paid that exceeds the modified endowment limits.
Distributions from a life insurance policy that is not a modified endowment contract is generally treated as being first a return of nontaxable premiums paid or Investment in the Contract, and then taxable income after full recovery of the Investment in the Contract. Distributions not in excess of Investment in the Contract will reduce the owner's Investment in the Contract.
However, in certain circumstances a distribution from a policy that is not a modified endowment contract may not be treated as being first a return of Investment in the Contract as previously described. Pursuant to Section 7702(f)(7), a cash distribution during the first 15 years after a policy is issued and a reduction in the face amount of the death benefit may result in the cash distribution being fully or partially taxable to the policy owner. The policy owner should consult a competent tax advisor to carefully consider this potential tax consequence and seek further information before requesting any changes in the terms of the policy.

In general, interest paid on a policy loan will not be deductible. In addition, unlike a modified endowment contract, a loan from a life insurance policy that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the owner's lifetime. Distributions from policies that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.
Payment of Investment Advisory Fees from the Policy
Direct payment of recurring investment advisory fees to an investment adviser through either "Investment Advisor Policy Loans" or through partial surrenders will incur the same tax consequences as described in the Periodic Withdrawals, Non-Periodic Withdrawals and Loans section of this prospectus. In the case of a modified endowment contract (MEC) a policy loan or partial surrender will be treated as taxable income to the extent of gain in the policy. Also, if the policyholder is under 59½ a 10% penalty will apply. A policy loan from a non MEC policy is not a taxable event. And partial surrenders are first treated as a return of nontaxable premium and then taxable income once nontaxable premiums are fully recovered.
Surrender, Lapse, Maturity
A full surrender, cancellation of the policy by lapse, or the maturity of the policy on its maturity date may have adverse income tax consequences. If the amount received (or is deemed received upon maturity) plus total policy indebtedness exceeds the Investment in the Contract, then the excess generally will be treated as taxable ordinary income, regardless of whether the policy is a modified endowment contract. In certain circumstances, for example when the policy indebtedness is very large, the amount of tax could exceed the amount distributed to the policy owner at surrender.
The purpose of the maturity date extension feature is to permit the policy to continue to be treated as life insurance for tax purposes. Although Nationwide believes that the extension provision will cause the policy to continue to be treated as life insurance after the initially scheduled maturity date, that result is not certain due to a lack of guidance on the issue. The policy owner should consult with a qualified tax advisor regarding the possible adverse tax consequences that could result from an extension of the scheduled maturity date.
Additional Medicare Tax
Section 1411 of the Code imposes a surtax of 3.8% on certain net investment income received by individuals and certain trusts and estates. The surtax is imposed on the lesser of (a) net investment income or (b) the excess of the modified adjusted gross income over a threshold amount. For individuals, the threshold amount is $250,000 (married filing jointly); $125,000 (married filing separately); or $200,000 (other individuals). The threshold for an estate or trust is $7,500.
Modified adjusted gross income is equal to adjusted gross income with several modifications; the policy owner should consult with a tax advisor regarding how to determine the policy owner’s modified adjusted gross income for purposes of determining the applicability of the surtax.
Net investment income includes, but is not limited to, interest, dividends, capital gains, rent and royalty income, and income from nonqualified annuities; and may include taxable gains from gains from its sale or surrender.
Net investment income includes, but is not limited to, interest, dividends, capital gains, rent and royalty income, and income from nonqualified annuities; and may include taxable distributions from, and gain from the sale or surrenders of, life insurance policies.
Sale of a Life Insurance Policy
If a life insurance policy is transferred or sold it may be taxable to the extent of the gain in the policy and, all or a portion of the gain will be treated as ordinary income. The Tax Cuts and Jobs Act of 2017, provides that for purposes of calculating gain on the sale of a life insurance policy, the owner’s investment in the contract is not reduced for cost of insurance (COI) charges. This reverses the IRS’s position in Revenue Ruling 2009-13 that on the sale of a cash value life insurance policy, the seller’s investment in the contract is reduced by previously imposed COI charges.
Under the transfer for value rule, the sale of the policy may result in a portion of the death benefit proceeds being taxable income when paid to the beneficiary. However, exceptions to the transfer for value rule will preclude taxation of the death benefit proceeds if the transfer of the policy is to the insured under the policy, a partner of the insured, a partnership of which the insured is a partner, or to a corporation in which the insured is a shareholder or officer.

However, the Tax Cuts and Jobs Act of 2017 provides that the exceptions to the transfer for value rule noted above are not available if the life insurance policy was transferred in a reportable policy sale. Therefore, in a reportable policy sale some portion of the death benefit proceeds will be taxable.
The Tax Cuts and Jobs Act of 2017 also provides special tax reporting requirements that apply to the sale of a life insurance policy in a reportable policy sale or the transfer of a life insurance policy to a foreign person. Under these reporting requirements the buyer of a life insurance policy in a reportable policy sale must report the amount of the sales proceeds to the IRS as well as the insurance company that issued the policy. Upon receipt of 1) the report of sale from the buyer or 2) any notice of a transfer of a life insurance policy to a foreign person, the insurance company is then required to report information related to the sale or transfer of the life insurance policy to the IRS. A policy owner contemplating the transfer or sale of the policy or a transfer of the policy to a foreign person should consult a qualified tax advisor.
Exchanging the Policy for Another Life Insurance Policy
Generally, policy owners will be taxed on amounts received in excess of the investment in the contract when the policy is surrendered in full. However, if the policy is exchanged for another life insurance policy, endowment contract, or annuity contract, the policy owner will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035. To satisfy Section 1035, the insured named in the policy must be the insured under the new policy.
If the policy or contract is subject to a policy indebtedness that is discharged as part of the exchange transaction, the discharge of the indebtedness may be taxable. Policy owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.
Federal Income Taxation of Death Benefits
Death of Insured
Under Section 101 of the Code, the death benefit is generally excludable from the beneficiary’s gross income by reason of the insured’s death. However, if the policy had been transferred to a new policy owner for valuable consideration (e.g., through a sale of the policy), a portion of the death benefit may be includible in the beneficiary’s gross income when it is paid (see, Sale of Life Insurance Policy).
The payout option selected by the policy's beneficiary may affect how the payments received by the beneficiary are taxed. Under the various payout options, the amount payable to the beneficiary may include earnings on the death benefit, which will be taxable as ordinary income. For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the death benefit. The policy's beneficiaries should consult with their tax advisors to determine the tax consequences of electing a payout option, based on their individual circumstances.
Accelerated Death Benefits
The death benefit under a life insurance policy may be distributed at a time earlier than the death of the insured, and all or a portion of the distribution may still be excludable from gross income under the Code.
Terminal Illness
The death benefit under a life insurance policy may be distributed when the insured is considered a "terminally ill individual" as that term is defined under the Internal Revenue Code. In this situation the distribution is treated as paid by reason of death of the insured and will generally be excluded from the policy owner’s gross income under Section 101 of the Code, see Federal Income Taxation of Death Benefits.
Chronic Illness
The chronic illness rider issued with this policy is intended to qualify under Internal Revenue Code section 101(g)(1) that allows for the tax-free acceleration of a death benefit due to the insured being certified as chronically ill. The rider is not intended to be a qualified long-term care contract under Section 7702B of the Code. The amount of the benefit paid under this chronic illness rider will be tax free up to the same HIPAA per diem limitation established by the Code that applies to a qualified long-term care insurance contract. Any benefit paid in excess of the HIPAA pe diem limitation will be included in the policy owner's gross income. Also, the HIPAA per diem limitation is modified where multiple policies with different owners on the same insured accelerate the death benefit on account of chronic illness whether under a chronic illness rider or a qualified long-term care insurance contract. See Accelerated Death Benefits: Long Term Care. Moreover, the benefit paid may not be tax free where a policy is owned in a business context. Specifically, benefits paid will not be tax free where the policy owner who is not the insured has an insurable interest in the insured because the insured is a director, officer, or employee of the policy owner or because the insured is financially interested in any trade or business carried on by the policy owner. The payment of benefits under the chronic illness rider will be reported on a Form 1099-LTC.
This discussion is not meant to be all inclusive. Due to the complexity of these rules, and because they are affected by the policy owner’s facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.
Critical Illness
The critical illness rider issued with this policy will pay an accelerated death benefit if the insured is diagnosed with an illness that is covered under this rider such as a heart attack, stroke, etc. Generally, benefits paid under a critical illness rider may be taxable depending on whether the cost paid for a rider are tax deductible to the policyowner. Where the cost is not deductible from the policyholder's taxable income, then the benefits paid are generally tax free. Nationwide expects the benefits paid under the rider will generally be excludible from gross income under Internal Revenue Code section 104(a)(3). However, the benefits may not qualify for this exclusion with certain third-party ownership arrangements.
This discussion is not meant to be all inclusive. Due to the complexity of these rules, and because they are affected by the policy owner’s facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.
Long-Term Care
A long-term care rider issued with a life insurance policy may allow for acceleration of all or a portion of the death benefit upon the insured being certified as a "chronically ill individual" as that term is defined under the Internal Revenue Code. If the long-term care rider meets the requirements of a qualified long-term care insurance contract as defined under Section 7702B of the Internal Revenue Code, then a distribution of all or a portion of the death benefit will generally be excluded from income under the Code. The long-term care rider issued with this life insurance policy is intended to be a qualified long-term care insurance contract under Section 7702B of the Internal Revenue Code.
The long-term care rider issued with this policy will be either a rider that pays a long-term care benefit that is limited to the HIPAA per diem amount or a rider that allows payment of a long-term care benefit that may exceed the HIPAA per diem amount. Under either rider, the amount of the long-term care benefit that is excludable from gross income on an annual basis is limited to the greater of 1) the HIPAA per diem amount or 2) the amount of actual qualifying long-term care expenses incurred, reduced by any reimbursements received for qualifying long-term care services provided for the insured. If multiple indemnity contracts are owned on a single insured, the payments received from these contracts are aggregated for purposes of determining whether the amounts received exceed the greater of the HIPAA per diem amount or the amount of actual qualifying long-term care expenses incurred.
The Tax Cuts and Jobs Act of 2017 changed the methodology used to calculate the annual inflation adjustments to the HIPAA per diem amount. The change will result in a lower rate of increase in the annual HIPAA per diem. Therefore, it is highly recommended that the policy owner consults their tax advisor when contemplating the amount of long-term care benefit to be taken under the long-term care rider.
The long-term care rider may pay benefits if the insured is receiving qualified long-term care services outside of the United States. It is the responsibility of the policy owner to determine if collecting benefits while outside the United States will subject the policy owner to taxation in the United States, the country of residence, or any other foreign jurisdiction.
Payment of long-term care rider charges will be made through deductions from the cash value of the life policy. These deductions from the cash value are considered to be distributions from the life policy for federal tax purposes and will not be included in income even if the policy owner has fully recovered their investment in the contract.
The payment of long-term care benefits made to the policy owner of the long-term care rider will be reported on a Form 1099-LTC. In addition, deductions from the cash value of the life insurance policy to pay for long-term care rider charges during the calendar year will also be reported on Form 1099-R.
This discussion of the tax treatment of the long-term care rider is not meant to be all inclusive. Due to the complexity of these rules, and because they are affected by the policy owner's facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.

Federal Transfer (Estate, Gift and Generation Skipping Transfer) Taxes
When the insured dies, the death benefit will generally be included in the insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership, in general, is any right in the policy that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new beneficiary.
If the beneficiary is two or more generations younger than the insured, the death benefit may be subject to the GSTT. Pursuant to regulations issued by the Treasury, Nationwide may be required to withhold a portion of the proceeds and pay them directly to the IRS as the GSTT payment.
If the policy owner is not the insured or a beneficiary, then payment of the death benefit to the beneficiary will be treated as a gift to the beneficiary from the policy owner.
Special Considerations for Corporations
Special federal income tax considerations for life insurance policies owned by employers
Sections 101(j) and 6039I of the Code provide special rules regarding the tax treatment of death benefits that are payable under life insurance policies owned by the employer of the insured. These provisions are generally effective for life insurance policies issued after August 17, 2006. If a life insurance policy was originally issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of Section 101(j). Policies issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.
Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable to the employer that may be excluded from income cannot exceed the sum of premiums paid and other payments made by the policy owner for the policy. Consequently, under this general rule, some portion of the death benefit will be taxable.
The general rule of taxability will not apply if the statutory notice and consent requirements are satisfied before the policy is issued and one of the following apply:
1.	The insured was an employee at any time during the 12-month period before the insured’s death.
2.	At the time that the policy is issued, the insured is either a director, a "highly compensated employee" (as defined in the Code), or a "highly compensated individual" (as defined in the Code).
3.	The death benefit is paid to a family member of the insured (as defined under the Code), an individual who is a designated beneficiary (other than the employee) of the insured, a trust established for either the family member’s or beneficiary’s benefit, or the insured’s estate, or
4.	The death benefit is used to buy an equity interest in the employer from the family member of the insured, beneficiary, trust or estate.
Code Section 6039I requires any policy owner of an employer-owned policy to file an annual return showing (a) the number of employees of the policy owner, (b) the number of such employees insured under employer-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policy owner, and (e) that the policy owner has a valid consent for each insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained). Proper recordkeeping is also required by this section.
It is the employer's responsibility to (a) provide the proper notice to each insured, (b) obtain the proper consent from each insured, (c) inform each insured in writing that the employer-owner will be the beneficiary of any proceeds payable upon the death of the insured, and (d) file the annual return required by Section 6039I. If the employer-owner fails to provide the necessary notice and information, or fails to obtain the necessary consent, the death benefit will be taxable when received. If the employer-owner fails to file a properly completed return under Section 6039I, a penalty may apply.
Due to the complexity of these rules, and because they are affected by the policy owner’s facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.

Limitation on interest and other business deductions
Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies. In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.
Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations. These cases involved relatively large loans against the policy's cash value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company. Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid. Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted. Corporations should consider, in consultation with tax advisors familiar with these matters, the impact of these decisions on the corporation's intended use of the policy.
Due to the complexity of these rules, and because they are affected by the policy owner's facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.
Business Uses of the Policy
The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the policy owner is contemplating using the policy in any arrangement the value of which depends in part on its tax consequences, the policy owner should be sure to consult a tax advisor as to tax attributes of the arrangement.
Non-Resident Aliens and Other Persons Who are Not Citizens of the United States
Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy. In addition, foreign law may impose additional taxes on the policy, the death benefit, or other distributions and/or ownership of the policy.
In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.
If the policy owner is a non-resident alien, or a resident alien, or if any of the policy's beneficiaries (including the policy owner's spouse) are not citizens of the United States, the policy owner should confer with a competent tax advisor with respect to the tax treatment of this policy.
If the policy owner, the insured, the beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, treaties with the United States, and case law) may change and impose additional or increased taxes on the policy, payment of the death benefit, or other distributions and/or ownership of the policy.
FATCA
Under Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as FATCA), distributions from a policy to a foreign financial institution or to a nonfinancial foreign entity, each as described by FATCA, may be subject to United States tax withholding at a flat rate equal to 30% of the taxable amount of the distribution, irrespective of the status of any beneficial owner of the policy or of the distribution. Nationwide may require you to provide certain information or documentation (e.g., Form W-9 or Form W-8BEN) to determine its withholding requirements under FATCA.
Withholding and Tax Reporting
Distribution of taxable income from a life insurance policy, including a life insurance policy that is a modified endowment contract, is subject to federal income tax withholding. Generally, the recipient may elect not to have the withholding taken from the distribution. Nationwide will withhold income tax unless the policy owner advises Nationwide, in writing, of their request not to withhold. If the policy owner requests that taxes not be withheld, or if the taxes withheld are insufficient, the policy owner may be liable for payment of an estimated tax.

A policy owner is not permitted to waive withholding if the payee does not provide Nationwide with a taxpayer identification number; or if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect. In that instance, a distribution will be subject to withholding rates established by Section 3405 of the Code and will be applied against the amount of income that is distributed.
However, interest earned on a death benefit may be subject to mandatory back-up withholding. Mandatory backup withholding means that Nationwide is required to withhold taxes on income earned at the rate established by Section 3406 of the Code. Mandatory backup withholding may arise if Nationwide has not been provided a taxpayer identification number, or if the IRS notifies Nationwide that back-up withholding is required.
In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:
•	the value each year of the life insurance protection provided;
•	an amount equal to any employer-paid Premiums;
•	some or all of the amount by which the current value exceeds the employer's interest in the policy; and/or
•	interest that is deemed to have been forgiven on a loan that Nationwide deems to have been made by the employer.
Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.
Taxes and the Value of the Policy
For federal income tax purposes, a separate account is not a separate entity from the company. Thus, the tax status of the separate account is not distinct from our status as a life insurance company. Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.
At present, Nationwide does not expect to incur any federal income tax liability that would be chargeable to the accumulation units. Based upon these expectations, no charge is being made against the policy's accumulation units for federal income taxes. If, however, Nationwide determines that taxes may be incurred, Nationwide reserves the right to assess a charge for these taxes.
Nationwide may also incur state and local taxes (in addition to those described in the discussion of the premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made that would decrease the value of the policy's accumulation units.
Tax Changes
The foregoing is a general discussion of various tax matters pertaining to life insurance policies. It is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice. The policy owner should consult their independent legal, tax and/or financial professional.
The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies. For example, the "FY 2013, Budget of the United States Government" includes a proposal which, if enacted, would affect the treatment of corporate owned life insurance policies by limiting the availability of certain interest deductions for companies that purchase those policies. No proposed statutory language has been released yet, so the specifics of the proposal cannot be addressed herein. Such a proposal, if enacted, could have an adverse tax impact on the ownership of life insurance by or for the benefit of business entities. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may differ from its current positions on these matters. In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. Nationwide makes no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.
The Consolidated Appropriations Act, 2021 that was enacted into law on December 27, 2020 changed the interest rate assumption used under Section 7702 to determine the amount of premium allowed to fund a policy. The change is generally favorable and only applies to life insurance policies issued on or after January 1, 2021.
Legal Proceedings
Nationwide Life and Annuity Insurance Company
Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, (the "Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), an affiliated distribution network that markets directly to its customer base. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.
The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company’s financial position. The Company maintains Professional Liability Insurance and Director and Officer Liability insurance policies that may cover losses for certain legal and regulatory proceedings. The Company will make adequate provision for any probable and reasonably estimable recoveries under such policies.
The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the Internal Revenue Service, the Office of the Comptroller of the Currency and state insurance authorities. Such regulatory entities may, in the normal course of business, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or their affiliates, the Company is cooperating with regulators.
Nationwide Investment Services Corporation
The general distributor, NISC (the "Company"), is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company’s financial position. The Company has agreements with Nationwide Life Insurance Company (NLIC) under which, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs.
The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the Internal Revenue Service, the Office of the Comptroller of the Currency and state insurance authorities. Such regulatory entities may, in the normal course of business, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company is cooperating with regulators.

Financial Statements
Financial statements for the Variable Account and financial statements and schedules of Nationwide are located in the Statement of Additional Information. A current Statement of Additional Information may be obtained, without charge, by contacting the Service Center, or can be found online at https://vpx.broadridge.com/GetContract1.asp?cid=nwvpx&fid=63866K635.

Appendix A: Underlying Mutual Funds Available Under the Policy
The following is a list of underlying mutual funds available under the policy. More information about the underlying mutual funds is available in the prospectuses for the underlying mutual funds, which may be amended from time to time and can be found online at https://vpx.broadridge.com/GetContract1.asp?cid=nwvpx&fid=63866K635.This information can also be obtained at no cost by calling 1-800-848-6331 or by sending an email request to IASVCTR@nationwide.com .
The current expenses and performance information below reflects fees and expenses of the underlying mutual funds, but do not reflect the other fees and expenses that the contract may charge, such as any Low Cost Sub-Account Fees. Expenses would be higher and performance would be lower if these other charges were included. Each underlying mutual fund’s past performance is not necessarily an indication of future performance.
Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Specialty	Advisors Preferred Trust - Gold Bullion Strategy Portfolio Investment Adviser: Advisors Preferred, LLC Sub-Adviser: Flexible Plan Investments, Ltd.	1.71%	0.00%	1.71%	2.20%	3.79%	-
Large Cap Stocks	Alger Capital Appreciation Portfolio: Class I-2 Shares Investment Adviser: Fred Alger Management, LLC	0.93%	0.20%	1.13%	42.90%	2.12%	-
Large Cap Stocks	AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Growth and Income Portfolio: Class A Investment Adviser: AllianceBernstein L.P.	0.62%*	0.00%	0.62%	36.55%	8.70%	10.35%
Small Cap Stocks	AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Small/Mid Cap Value Portfolio: Class B Investment Adviser: AllianceBernstein L.P.	1.08%	0.00%	1.08%	5.85%	4.98%	5.11%
Specialty	ALPS Variable Investment Trust - ALPS/Alerian Energy Infrastructure Portfolio: Class III Investment Adviser: ALPS Advisors, Inc.	1.30%*	0.00%	1.30%	28.37%	4.64%	5.30%
Asset Allocation	American Funds Insurance Series® - Asset Allocation Fund: Class 4 Investment Adviser: Capital Research and Management Company	0.81%	0.00%	0.81%	55.61%	17.30%	10.89%
Large Cap Stocks	American Funds Insurance Series® - Washington Mutual Investors Fund: Class 4 (formerly, American Funds Insurance Series® - Blue Chip Income and Growth Fund: Class 4) Investment Adviser: Capital Research and Management Company	0.93%	0.00%	0.93%	28.69%	11.48%	9.81%
Bonds	American Funds Insurance Series® - Bond Fund: Class 4 Investment Adviser: Capital Research and Management Company	0.90%	0.00%	0.90%	67.32%	16.76%	9.73%
International Stocks	American Funds Insurance Series® - Global Small Capitalization Fund: Class 4 Investment Adviser: Capital Research and Management Company	1.26%	0.00%	1.26%	45.55%	9.55%	6.89%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Large Cap Stocks	American Funds Insurance Series® - Growth Fund: Class 4 Investment Adviser: Capital Research and Management Company	0.86%	0.00%	0.86%	50.77%	22.99%	16.65%
Large Cap Stocks	American Funds Insurance Series® - Growth-Income Fund: Class 4 Investment Adviser: Capital Research and Management Company	0.80%	0.00%	0.80%	45.18%	13.11%	12.12%
International Stocks	American Funds Insurance Series® - International Fund: Class 4 Investment Adviser: Capital Research and Management Company	1.05%	0.00%	1.05%	82.43%	12.28%	10.19%
International Stocks	American Funds Insurance Series® - New World Fund®: Class 4 Investment Adviser: Capital Research and Management Company	1.09%*	0.00%	1.09%	3.01%	3.55%	3.38%
Bonds	BlackRock Variable Series Funds II, Inc. - BlackRock High Yield V.I. Fund: Class III Investment Adviser: BlackRock Advisors, LLC Sub-Adviser: BlackRock Financial Management, Inc.	0.82%*	0.00%	0.82%	40.10%	15.75%	13.00%
Bonds	BlackRock Variable Series Funds II, Inc. - BlackRock Total Return V.I. Fund: Class III Investment Adviser: BlackRock Advisors, LLC Sub-Adviser: BlackRock Financial Management, Inc.	0.83%*	0.00%	0.83%	41.77%	11.74%	11.41%
Asset Allocation	BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class III Investment Adviser: BlackRock Advisors, LLC Sub-Adviser: BlackRock Investment Management, LLC	1.01%*	0.00%	1.01%	51.54%	13.91%	6.41%
Specialty	Columbia Funds Variable Series Trust II - Columbia Variable Portfolio - Seligman Global Technology Fund: Class 2 Investment Adviser: Columbia Management Investment Advisors, LLC	1.24%*	0.00%	1.24%	43.25%	10.94%	5.79%
Specialty	Credit Suisse Trust - Commodity Return Strategy Portfolio: Class 1 Investment Adviser: Credit Suisse Asset Management, LLC	1.05%	0.20%	1.25%	65.63%	24.81%	16.67%
International Stocks	DFA Investment Dimensions Group Inc. - VA Equity Allocation Portfolio: Institutional Class Investment Adviser: Dimensional Fund Advisors LP Sub-Adviser: Dimensional Fund Advisors LTD, DFA Australia Limited	0.34%*	0.35%	0.69%	33.98%	10.12%	6.44%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Bonds	DFA Investment Dimensions Group Inc. - VA Global Bond Portfolio Investment Adviser: Dimensional Fund Advisors LP Sub-Adviser: Dimensional Fund Advisors LTD, DFA Australia Limited	0.24%	0.35%	0.59%	18.79%	6.95%	5.92%
Asset Allocation	DFA Investment Dimensions Group Inc. - VA Global Moderate Allocation Portfolio: Institutional Class Investment Adviser: Dimensional Fund Advisors LP	0.28%*	0.35%	0.63%	2.64%	3.32%	3.62%
International Stocks	DFA Investment Dimensions Group Inc. - VA International Small Portfolio Investment Adviser: Dimensional Fund Advisors LP Sub-Adviser: Dimensional Fund Advisors LTD, DFA Australia Limited	0.57%	0.35%	0.92%	81.21%	30.94%	20.04%
International Stocks	DFA Investment Dimensions Group Inc. - VA International Value Portfolio Investment Adviser: Dimensional Fund Advisors LP Sub-Adviser: Dimensional Fund Advisors LTD, DFA Australia Limited	0.44%	0.35%	0.79%	47.35%	2.21%	-6.12%
Short-term Bonds	DFA Investment Dimensions Group Inc. - VA Short-Term Fixed Portfolio Investment Adviser: Dimensional Fund Advisors LP Sub-Adviser: Dimensional Fund Advisors LTD, DFA Australia Limited	0.21%	0.35%	0.56%	0.11%	1.20%	0.82%
Large Cap Stocks	DFA Investment Dimensions Group Inc. - VA U.S. Large Value Portfolio Investment Adviser: Dimensional Fund Advisors LP	0.27%	0.35%	0.62%	55.34%	9.98%	6.95%
Small Cap Stocks	DFA Investment Dimensions Group Inc. - VA U.S. Targeted Value Portfolio Investment Adviser: Dimensional Fund Advisors LP	0.38%	0.35%	0.73%	52.96%	7.76%	3.09%
Bonds	DFA Investment Dimensions Group Inc. - VIT Inflation-Protected Securities Portfolio: Institutional Class Investment Adviser: Dimensional Fund Advisors LP Sub-Adviser: Dimensional Fund Advisors LTD, DFA Australia Limited	0.14%	0.35%	0.49%	90.32%	13.05%	11.14%
Bonds	Eaton Vance Variable Trust - Eaton Vance VT Floating-Rate Income Fund: Initial Class Investment Adviser: Eaton Vance Management	1.20%	0.00%	1.20%	0.98%	1.75%	2.31%
Mid Cap Stocks	Federated Hermes Insurance Series - Federated Hermes Kaufmann Fund II: Service Shares Investment Adviser: Federated Equity Management Company of Pennsylvania Sub-Adviser: Federated Global Investment Management Corp.	1.75%	0.00%	1.75%	51.51%	12.22%	11.06%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Asset Allocation	Federated Hermes Insurance Series - Federated Hermes Managed Volatility Fund II: Primary Shares Investment Adviser: Federated Equity Management Company of Pennsylvania Sub-Adviser: Federated Investment Management Company Federated Advisory Services Company, Fed Global	0.96%	0.20%	1.16%	55.09%	-	-
Asset Allocation	Fidelity Variable Insurance Products Fund - VIP Balanced Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, and FMR Japan	0.73%	0.00%	0.73%	6.94%	4.14%	-
Large Cap Stocks	Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, and FMR Japan	0.86%	0.00%	0.86%	33.69%	10.09%	-
Small Cap Stocks	Fidelity Variable Insurance Products Fund - VIP Disciplined Small Cap Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: Geode Capital Management, LLC	0.85%	0.00%	0.85%	11.68%	3.84%	3.29%
Specialty	Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, and FMR Japan	0.94%	0.00%	0.94%	21.60%	8.78%	7.23%
Large Cap Stocks	Fidelity Variable Insurance Products Fund - VIP Growth Opportunities Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, and FMR Japan	0.89%	0.00%	0.89%	30.07%	20.19%	13.75%
Large Cap Stocks	Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, and FMR Japan	0.87%	0.00%	0.87%	24.76%	5.51%	4.86%
International Stocks	Fidelity Variable Insurance Products Fund - VIP International Capital Appreciation Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR UK, FMR Japan, FIA, and FIA(UK)	1.09%	0.00%	1.09%	25.59%	7.93%	6.07%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Bonds	Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, and FMR Japan	0.64%	0.00%	0.64%	-2.92%	0.43%	0.78%
Mid Cap Stocks	Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, and FMR Japan	0.87%	0.00%	0.87%	6.49%	5.56%	5.04%
Bonds	Fidelity Variable Insurance Products Fund - VIP Strategic Income Portfolio: Service Class 2 Investment Adviser: Fidelity Management & Research Company (FMR) Sub-Adviser: FMR UK, FMR HK, FMR Japan, FIA, FIA(UK), and FIJ	0.92%	0.00%	0.92%	10.81%	3.30%	-
International Stocks	First Eagle Variable Funds - Overseas Variable Fund Investment Adviser: First Eagle Investment Management, LLC	1.45%	0.00%	1.45%	60.73%	10.20%	8.25%
Asset Allocation	Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 2 Investment Adviser: Franklin Advisers, Inc.	0.72%*	0.00%	0.72%	52.80%	9.13%	0.59%
Bonds	Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 2 Investment Adviser: Franklin Advisers, Inc.	0.74%*	0.00%	0.74%	51.25%	19.59%	15.14%
Specialty	Guggenheim Variable Fund - Global Managed Futures Strategy Investment Adviser: Guggenheim Investments	1.83%*	0.00%	1.83%	27.82%	13.28%	10.07%
Specialty	Guggenheim Variable Fund - Multi-Hedge Strategies Investment Adviser: Guggenheim Investments	1.86%*	0.00%	1.86%	45.21%	10.83%	8.57%
Bonds	Guggenheim Variable Funds Trust - Series E (Total Return Bond Series) Investment Adviser: Guggenheim Investments	0.82%*	0.00%	0.82%	4.05%	3.64%	3.65%
Bonds	Guggenheim Variable Funds Trust - Series F (Floating Rate Strategies Series) Investment Adviser: Guggenheim Investments	1.23%*	0.00%	1.23%	41.00%	6.72%	1.33%
Small Cap Stocks	Guggenheim Variable Funds Trust - Series Q (Small Cap Value Series) Investment Adviser: Guggenheim Investments	1.14%*	0.00%	1.14%	79.14%	23.70%	15.50%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Bonds	Invesco - Invesco V.I. Core Plus Bond Fund: Series I Shares Investment Adviser: Invesco Advisers, Inc.	0.62%*	0.00%	0.62%	45.27%	20.27%	17.12%
Large Cap Stocks	Invesco - Invesco V.I. Diversified Dividend Fund: Series I Shares Investment Adviser: Invesco Advisers, Inc.	0.71%	0.00%	0.71%	19.99%	6.95%	6.09%
Specialty	Invesco - Invesco V.I. Global Real Estate Fund: Series I Shares Investment Adviser: Invesco Advisers, Inc. Sub-Adviser: Invesco Asset Management Limited	1.04%	0.00%	1.04%	69.14%	24.65%	13.63%
International Stocks	Invesco Oppenheimer V.I. International Growth Fund: Series II Investment Adviser: Invesco Advisers, Inc.	1.25%*	0.00%	1.25%	48.55%	15.75%	10.28%
International Stocks	Invesco V.I. Global Fund: Series II Investment Adviser: Invesco Advisers, Inc.	1.02%*	0.00%	1.02%	26.54%	10.05%	8.23%
Asset Allocation	Janus Aspen Series - Janus Henderson Balanced Portfolio: Institutional Shares Investment Adviser: Janus Capital Management LLC	0.62%	0.20%	0.82%	11.28%	5.82%	3.25%
Mid Cap Stocks	Janus Aspen Series - Janus Henderson Enterprise Portfolio: Institutional Shares Investment Adviser: Janus Capital Management LLC	0.72%	0.20%	0.92%	22.16%	7.64%	8.74%
Bonds	Janus Aspen Series - Janus Henderson Flexible Bond Portfolio: Service Shares Investment Adviser: Janus Capital Management LLC	0.82%*	0.00%	0.82%	67.53%	14.80%	11.81%
Mid Cap Stocks	Janus Aspen Series - Janus Henderson Mid Cap Value Portfolio: Institutional Shares Investment Adviser: Janus Capital Management LLC Sub-Adviser: Perkins Investment Management LLC ("Perkins")	0.81%	0.20%	1.01%	-1.61%	1.96%	2.13%
International Stocks	John Hancock Variable Insurance Trust - Emerging Markets Value Trust: Series II Investment Adviser: John Hancock Variable Trust Advisers LLC Sub-Adviser: Dimensional Fund Advisors LP	1.29%*	0.00%	1.29%	-0.39%	2.96%	3.18%
International Stocks	Lazard Retirement Series, Inc. - Lazard Retirement Emerging Markets Equity Portfolio: Service Shares Investment Adviser: Lazard Asset Management LLC	1.43%	0.00%	1.43%	45.81%	17.24%	13.98%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Large Cap Stocks	Legg Mason Partners Variable Equity Trust - ClearBridge Variable Large Cap Growth Portfolio: Class I Investment Adviser: Legg Mason Partners Fund Advisor, LLC Sub-Adviser: ClearBridge Investments, LLC	0.76%	0.20%	0.96%	74.88%	16.35%	11.56%
Small Cap Stocks	Legg Mason Partners Variable Equity Trust - ClearBridge Variable Small Cap Growth Portfolio: Class II Investment Adviser: Legg Mason Partners Fund Advisor, LLC Sub-Adviser: ClearBridge Investments, LLC	1.06%	0.00%	1.06%	40.16%	8.95%	5.14%
Bonds	Lord Abbett Series Fund, Inc. - Bond Debenture Portfolio: Class VC Investment Adviser: Lord, Abbett & Co. LLC	0.91%	0.00%	0.91%	3.80%	-	-
Specialty	MainStay VP Funds Trust - MainStay VP MacKay Convertible Portfolio: Service 2 Class Investment Adviser: New York Life Investment Management LLC Sub-Adviser: MacKay Shields LLC	0.97%	0.00%	0.97%	53.11%	-	-
Small Cap Stocks	MFS® Variable Insurance Trust - MFS New Discovery Series: Service Class Investment Adviser: Massachusetts Financial Services Company	1.12%*	0.00%	1.12%	6.71%	-	-
Specialty	MFS® Variable Insurance Trust - MFS Utilities Series: Service Class Investment Adviser: Massachusetts Financial Services Company	1.04%	0.00%	1.04%	0.00%	0.81%	0.41%
Specialty	Morgan Stanley Variable Insurance Fund, Inc. - Global Infrastructure Portfolio: Class II Investment Adviser: Morgan Stanley Investment Management Inc.	1.12%*	0.00%	1.12%	0.19%	-	-
Bonds	Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: BlackRock Investment Management, LLC	0.23%	0.20%	0.43%	12.68%	5.97%	-
Bonds	Nationwide Variable Insurance Trust - NVIT DoubleLine Total Return Tactical Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: DoubleLine Capital LP	0.60%*	0.20%	0.80%	3.03%	2.26%	1.64%
Bonds	Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I Investment Adviser: Nationwide Fund Advisors Sub-Adviser: Nationwide Asset Management, LLC	0.70%*	0.00%	0.70%	2.00%	1.88%	1.60%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Cash	Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: Federated Investment Management Company	0.34%	0.20%	0.54%	5.17%	4.54%	-
International Stocks	Nationwide Variable Insurance Trust - NVIT International Index Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: BlackRock Investment Management, LLC	0.30%	0.20%	0.50%	2.14%	3.76%	3.44%
Bonds	Nationwide Variable Insurance Trust - NVIT iShares® Fixed Income ETF Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: BlackRock Investment Management, LLC	0.25%*	0.35%	0.60%	15.44%	6.28%	5.64%
International Stocks	Nationwide Variable Insurance Trust - NVIT iShares® Global Equity ETF Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: BlackRock Investment Management, LLC	0.26%*	0.35%	0.61%	33.00%	8.08%	4.93%
Specialty	Nationwide Variable Insurance Trust - NVIT J.P. Morgan Mozaic(SM) Multi-Asset Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: J.P. Morgan Investment Management Inc.	0.43%*	0.35%	0.78%	16.79%	5.63%	4.78%
Mid Cap Stocks	Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: BlackRock Investment Management, LLC	0.26%	0.20%	0.46%	7.70%	4.30%	3.20%
Large Cap Stocks	Nationwide Variable Insurance Trust - NVIT S&P 500® Index Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: BlackRock Investment Management, LLC	0.17%	0.20%	0.37%	9.15%	3.85%	3.98%
Small Cap Stocks	Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class Y Investment Adviser: Nationwide Fund Advisors Sub-Adviser: BlackRock Investment Management, LLC	0.28%	0.20%	0.48%	14.32%	4.46%	3.82%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Mid Cap Stocks	Nationwide Variable Insurance Trust - NVIT Wells Fargo Discovery Fund: Class II Investment Adviser: Nationwide Fund Advisors Sub-Adviser: Wells Capital Management, Inc.	1.07%*	0.00%	1.07%	66.34%	23.01%	14.71%
Asset Allocation	PIMCO Variable Insurance Trust - All Asset Portfolio: Administrative Class Investment Adviser: PIMCO Sub-Adviser: Research Affiliates, LLC	1.27%*	0.00%	1.27%	54.44%	10.10%	8.41%
Bonds	PIMCO Variable Insurance Trust - Emerging Markets Bond Portfolio: Administrative Class Investment Adviser: PIMCO	1.10%	0.00%	1.10%	1.81%	4.27%	4.04%
Bonds	PIMCO Variable Insurance Trust - Global Core Bond (Hedged) Portfolio: Administrative Class Investment Adviser: PIMCO	0.78%	0.00%	0.78%	51.74%	12.15%	9.88%
Bonds	PIMCO Variable Insurance Trust - High Yield Portfolio: Administrative Class Investment Adviser: PIMCO	0.79%	0.00%	0.79%	44.88%	22.51%	17.19%
Bonds	PIMCO Variable Insurance Trust - Income Portfolio: Administrative Class Investment Adviser: PIMCO	0.84%	0.00%	0.84%	37.58%	17.46%	18.42%
Short-term Bonds	PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class Investment Adviser: PIMCO	0.69%	0.00%	0.69%	85.73%	15.16%	6.13%
Bonds	PIMCO Variable Insurance Trust - Real Return Portfolio: Administrative Class Investment Adviser: PIMCO	0.84%	0.00%	0.84%	5.66%	1.21%	-1.37%
Short-term Bonds	PIMCO Variable Insurance Trust - Short-Term Portfolio: Administrative Class Investment Adviser: PIMCO	0.62%	0.00%	0.62%	12.35%	5.08%	-
Bonds	PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class Investment Adviser: PIMCO	0.69%	0.00%	0.69%	53.83%	25.20%	18.57%
Bonds	Pioneer Variable Contracts Trust - Pioneer Bond VCT Portfolio: Class II Investment Adviser: Amundi Asset Management US, Inc.	0.9%	0.00%	0.90%	9.22%	3.79%	2.93%
Mid Cap Stocks	Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio: Class II Investment Adviser: Amundi Asset Management US, Inc.	0.99%	0.00%	0.99%	81.85%	-0.07%	-9.68%
Bonds	Pioneer Variable Contracts Trust - Pioneer Strategic Income VCT Portfolio: Class II Investment Adviser: Amundi Asset Management US, Inc.	1.04%*	0.00%	1.04%	68.72%	8.98%	9.58%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Bonds	Putnam Variable Trust - Putnam VT Income Fund: Class IB Investment Adviser: Putnam Investment Management, LLC Sub-Adviser: Putnam Investments Limited	0.82%	0.00%	0.82%	46.15%	16.01%	12.78%
Small Cap Stocks	Royce Capital Fund - Royce Micro-Cap Portfolio: Investment Class Investment Adviser: Royce & Associates, LP	1.33%*	0.20%	1.53%	23.08%	8.37%	-4.06%
Specialty	Rydex Variable Trust - Banking Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	98.79%	12.23%	9.82%
Specialty	Rydex Variable Trust - Basic Materials Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	103.17%	7.50%	7.57%
Specialty	Rydex Variable Trust - Biotechnology Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	78.68%	13.83%	10.34%
Specialty	Rydex Variable Trust - Commodities Strategy Fund Investment Adviser: Guggenheim Investments	1.79%*	0.00%	1.79%	70.43%	12.54%	9.06%
Specialty	Rydex Variable Trust - Electronics Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	16.71%	7.33%	8.49%
Specialty	Rydex Variable Trust - Energy Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	63.27%	25.03%	16.51%
Specialty	Rydex Variable Trust - Energy Services Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	101.37%	17.10%	13.38%
Specialty	Rydex Variable Trust - Financial Services Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	24.79%	8.76%	4.42%
Specialty	Rydex Variable Trust - Health Care Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	63.56%	27.52%	16.48%
Bonds	Rydex Variable Trust - High Yield Strategy Fund Investment Adviser: Guggenheim Investments	1.81%*	0.00%	1.81%	73.83%	17.23%	13.98%
Specialty	Rydex Variable Trust - Internet Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	69.59%	14.25%	13.33%
Specialty	Rydex Variable Trust - Leisure Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	29.87%	13.53%	13.29%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Large Cap Stocks	Rydex Variable Trust - NASDAQ-100® Fund Investment Adviser: Guggenheim Investments	1.80%*	0.00%	1.80%	56.44%	12.75%	9.53%
Specialty	Rydex Variable Trust - Precious Metals Fund Investment Adviser: Guggenheim Investments	1.74%	0.00%	1.74%	64.22%	-18.82%	-15.62%
Specialty	Rydex Variable Trust - Real Estate Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	44.05%	-6.19%	-6.91%
Specialty	Rydex Variable Trust - Retailing Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	77.80%	31.89%	17.48%
Large Cap Stocks	Rydex Variable Trust - S&P 500 Pure Growth Fund Investment Adviser: Guggenheim Investments	1.73%	0.00%	1.73%	28.18%	6.79%	9.63%
Large Cap Stocks	Rydex Variable Trust - S&P 500 Pure Value Fund Investment Adviser: Guggenheim Investments	1.73%	0.00%	1.73%	26.09%	12.72%	15.29%
Mid Cap Stocks	Rydex Variable Trust - S&P MidCap 400 Pure Growth Fund Investment Adviser: Guggenheim Investments	1.72%	0.00%	1.72%	67.87%	12.80%	4.77%
Small Cap Stocks	Rydex Variable Trust - S&P MidCap 400 Pure Value Fund Investment Adviser: Guggenheim Investments	1.72%	0.00%	1.72%	74.18%	12.05%	7.95%
Small Cap Stocks	Rydex Variable Trust - S&P SmallCap 600 Pure Growth Fund Investment Adviser: Guggenheim Investments	1.72%	0.00%	1.72%	83.77%	3.95%	-3.10%
Small Cap Stocks	Rydex Variable Trust - S&P SmallCap 600 Pure Value Fund Investment Adviser: Guggenheim Investments	1.72%	0.00%	1.72%	48.18%	12.95%	5.09%
Specialty	Rydex Variable Trust - Technology Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	-0.27%	3.10%	3.26%
Specialty	Rydex Variable Trust - Telecommunications Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	45.81%	17.25%	14.01%
Specialty	Rydex Variable Trust - Transportation Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	28.09%	11.69%	9.94%
Specialty	Rydex Variable Trust - Utilities Fund Investment Adviser: Guggenheim Investments	1.82%	0.00%	1.82%	53.33%	22.83%	16.96%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Large Cap Stocks	T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio: II Investment Adviser: T. Rowe Price Associates, Inc.	1.00%*	0.00%	1.00%	38.00%	12.30%	11.93%
Large Cap Stocks	T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: II Investment Adviser: T. Rowe Price Associates, Inc.	0.99%*	0.00%	0.99%	74.39%	22.12%	11.45%
Specialty	T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio: II Investment Adviser: T. Rowe Price Associates, Inc.	1.19%*	0.00%	1.19%	45.37%	-	-
Specialty	The Merger Fund VL - The Merger Fund VL Investment Adviser: Westchester Capital Management, LLC	1.40%*	0.00%	1.40%	-0.13%	-	-
International Stocks	VanEck VIP Trust - Emerging Markets Fund: Initial Class Investment Adviser: Van Eck Associates Corporation	1.23%	0.20%	1.43%	27.30%	10.28%	-
Specialty	VanEck VIP Trust - Global Resources Fund: Initial Class Investment Adviser: Van Eck Associates Corporation	1.13%	0.00%	1.13%	17.56%	7.97%	-
Asset Allocation	Vanguard Variable Insurance Fund - Balanced Portfolio Investment Adviser: Wellington Management Company, LLP	0.21%	0.35%	0.56%	14.69%	6.34%	5.94%
Large Cap Stocks	Vanguard Variable Insurance Fund - Capital Growth Portfolio Investment Adviser: PRIMECAP Management Company	0.34%	0.35%	0.69%	50.92%	17.50%	13.85%
Large Cap Stocks	Vanguard Variable Insurance Fund - Diversified Value Portfolio Investment Adviser: Barrow, Hanley, Mewhinney & Strauss, LLC	0.28%	0.35%	0.63%	50.54%	19.27%	15.37%
Large Cap Stocks	Vanguard Variable Insurance Fund - Equity Income Portfolio Investment Adviser: Wellington Management Company, LLP; Vanguard Quantitative Equity Group	0.30%	0.35%	0.65%	35.31%	8.31%	9.05%
Large Cap Stocks	Vanguard Variable Insurance Fund - Equity Index Portfolio Investment Adviser: Vanguard Equity Index Group	0.14%	0.35%	0.49%	56.17%	15.40%	12.37%
Bonds	Vanguard Variable Insurance Fund - Global Bond Index Portfolio Investment Adviser: Vanguard Fixed Income Group	0.13%	0.35%	0.48%	4.33%	2.92%	2.57%
Large Cap Stocks	Vanguard Variable Insurance Fund - Growth Portfolio Investment Adviser: Jackson Square Partners, LLC; Wellington Management Company LLP	0.40%	0.35%	0.75%	57.28%	13.12%	11.37%

Type	Underlying Mutual Fund and Adviser/ Subadviser	Current Expenses	Low Cost Sub-Account Fee[1]	Current Expenses + Low Cost Sub-Account Fee	Average Annual Total Returns (as of 12/31/2020)
					1 year	5 year	10 year
Bonds	Vanguard Variable Insurance Fund - High Yield Bond Portfolio Investment Adviser: Wellington Management Company, LLP	0.26%	0.35%	0.61%	57.58%	24.23%	16.72%
International Stocks	Vanguard Variable Insurance Fund - International Portfolio Investment Adviser: Baillie Gifford Overseas Ltd.; Schroder Investment Management North America, Inc.	0.38%	0.35%	0.73%	76.38%	14.04%	11.02%
Mid Cap Stocks	Vanguard Variable Insurance Fund - Mid-Cap Index Portfolio Investment Adviser: Vanguard Equity Index Group	0.17%	0.35%	0.52%	43.71%	17.97%	13.20%
Specialty	Vanguard Variable Insurance Fund - Real Estate Index Portfolio Investment Adviser: Vanguard Equity Index Group	0.26%	0.35%	0.61%	3.43%	3.87%	3.62%
Short-term Bonds	Vanguard Variable Insurance Fund - Short-Term Investment-Grade Portfolio Investment Adviser: Vanguard Fixed Income Group	0.14%	0.35%	0.49%	39.15%	14.02%	10.23%
Bonds	Vanguard Variable Insurance Fund - Total Bond Market Index Portfolio Investment Adviser: Vanguard Fixed Income Group	0.14%	0.35%	0.49%	70.93%	13.85%	10.06%
International Stocks	Vanguard Variable Insurance Fund - Total International Stock Market Index Portfolio Investment Adviser: Vanguard Equity Index Group	0.11%	0.35%	0.46%	79.35%	32.17%	21.02%
Large Cap Stocks	Vanguard Variable Insurance Fund - Total Stock Market Index Portfolio Investment Adviser: Vanguard Equity Index Group	0.13%	0.35%	0.48%	41.21%	-4.33%	-4.00%
Asset Allocation	Vanguard Variable Insurance Fund - Vanguard Conservative Allocation Portfolio Investment Adviser: The Vanguard Group, Inc.	0.13%	0.35%	0.48%	42.65%	13.85%	9.54%
Asset Allocation	Vanguard Variable Insurance Fund - Vanguard Moderate Allocation Portfolio Investment Adviser: The Vanguard Group, Inc.	0.12%	0.35%	0.47%	13.94%	5.27%	4.23%
Specialty	Virtus Variable Insurance Trust - Virtus Duff & Phelps Real Estate Securities Series: Class A Investment Adviser: Virtus Investment Advisers, Inc. Sub-Adviser: Duff & Phelps Investment Management Co.	1.10%*	0.00%	1.10%	39.52%	8.71%	9.19%
*	Amount reflected includes temporary reimbursements and waivers.
[1]	Reflects the current Low Cost Sub-Account Fee. The maximum Low Cost Sub-Account Fee applicable for any Sub-Account is 1.00%.

Appendix B: State Variations
Due to state law variations, the terms, benefits, programs and Riders described in this prospectus may vary or may not be available depending on the state in which the policy is issued. Possible state law variations include, but are not limited to, Rider terms and charges, availability of certain investment options, duration of the right to cancel, policy exchange rights, policy Lapse and/or reinstatement requirements, and surrender charge, suicide, and incontestability periods. This prospectus describes all the material features of the policy. State variations are subject to change without notice at any time. To review a copy of the policy and any Riders or endorsements for the state in which the policy will be issued, contact the Service Center.
State premium tax variations are as follows:
State	Premium Tax
Alabama	2.300%
Alaska	2.700%
Arizona	1.750%
Arkansas	2.500%
California	2.350%
Colorado	2.000%
Connecticut	1.500%
Delaware	2.000%
District of Columbia	1.700%
Florida	1.750%
Georgia	2.250%
Hawaii	2.750%
Idaho	1.500%
Illinois	*1.400%
Indiana	*1.400%
Iowa	*1.400%
Kansas	2.000%
Kentucky	1.500%
Louisiana	2.250%
Maine	2.000%
Maryland	2.000%
Massachusetts	2.000%

State	Premium Tax
Michigan	*1.400%
Minnesota	1.500%
Mississippi	3.000%
Missouri	2.000%
Montana	2.750%
Nebraska	*1.400%
Nevada	3.500%
New Hampshire	*1.400%
New Jersey	2.100%
New Mexico	3.003%
New York	*1.400%
North Carolina	1.900%
North Dakota	2.000%
Ohio	1.400%
Oklahoma	2.250%
Oregon	*1.400%
Pennsylvania	2.000%
Rhode Island	2.000%
South Carolina	*1.400%
South Dakota	2.500%
Tennessee	1.750%
Texas	1.750%
Utah	2.250%
Vermont	2.000%
Virginia	2.250%
Washington	2.000%
West Virginia	3.000%

State	Premium Tax
Wisconsin	2.000%
Wyoming	*1.400%
* Applicable state premium tax rate is based on retaliatory tax rate for Ohio.
Other material state variations include the following:
State	State Law Variations
California	• Right to Cancel – 30 day right to examine and cancel. Refund of the cash value in full, without any deductions for any applicable policy fees. Money will be placed in a fixed account or money-market, stock or bond, unless directed otherwise. If invested in a stock or bond, refund will be the policy’s account value, plus any policy fees paid.
Delaware	• Extends spousal rights to any party to a civil union.
Florida	• Right to Cancel period is 15 days; Refund the sum of: (a) the difference between the Premiums paid including any Policy fees or other charges and the amount allocated to any Variable Accounts under this Policy, and (b) the value of the amounts allocated to any Variable Account under the Policy.
• Long-Term Fixed Account Restrictions - We may not refuse additional Premium payments and/or transfers to the Long-Term Fixed Account on a prospective basis at any time.
• Asset Rebalancing – We may not limit the number of Sub-Accounts and frequencies available for election.
• Florida does not allow restrictions on assignment.
Illinois	• Extends spousal rights to any party to a civil union.
New Jersey	• Spousal Life Insurance Rider – Changed title to Spouse/Civil Union and extends spousal rights to any party to a civil union.
North Dakota	• Children’s Term Insurance Rider, Spousal Life Insurance Rider, Accelerated Death Benefit for Terminal Illness Rider, Long-Term Care Rider – Suicide provision is limited to one year.
Oregon	• Joint Owners are not limited to spouses.
Vermont	• Extends spousal rights to any party to a civil union.

Appendix C: Indexed Interest Strategies
The available indexed interest strategies are described below. A charge is assessed at the time new Index Segments are created that will reduce the amount allocated or transferred to a capped indexed interest strategy, see Capped Indexed Interest Strategy Charge.
Additionally, the Cash Value will be reduced and no interest will be credited for amounts deducted, transferred, or surrendered from an Index Segment before the Index Segment Maturity Date.
One Year Multi-Index Monthly Average Indexed Interest Strategy
This strategy uses the weighted average monthly value of three reference indexes, excluding dividends, to calculate Index Segment interest: the S&P 500®; the Dow Jones Industrial Average; and the NASDAQ-100®. The value for each reference index is tracked from month-to-month over an Index Segment's 12 month term. On an Index Segment Maturity Date, the monthly values for each reference index are averaged to determine the reference indexes' respective monthly average performance rates. The reference index performance rates are then weighted, with the top-performing reference index weighted 50%, the second best 30%, and the third best 20%. The participation rate, cap rate, and floor rate are then applied to determine the Index Segment interest rate. The guaranteed minimum rates are: 100.00% - participation rate, 3.00% - cap rate, and 0.25% - floor rate.
The monthly average method can increase the likelihood that an Index Segment will receive at least some interest, particularly when the reference indexes experience volatility during an Index Segment's term. However, the result may or may not be favorable.
The two step formula for the Index Segment interest rate calculation is as follows:
Step 1: The reference index performance rates = (A ÷ B ÷ C) – D, where:
A	is the sum of a reference index's monthly values for each month of the Index Segment's 12 month term;
B	is the length of the Index Segment's term, 12 months;
C	is the reference index's value at the beginning of the Index Segment’s term; and
D	is 1.
Step 2: The respective reference index performance rates are used in the following formula to determine the Index Segment's interest rate: Index Segment interest rate = the lesser of: I and, the greater of: J, and (E + F + G) x H where:
E	is 50% x the greatest reference index performance rate;
F	is 30% x the second greatest reference index performance rate;
G	is 20% x the third greatest reference index performance rate;
H	is the participation rate in effect for the Index Segment;
I	is the cap rate in effect for the Index Segment; and
J	is the floor rate in effect for the Index Segment.
The examples on the following pages demonstrate how interest is calculated for the One Year Multi-Index Monthly Average Indexed Interest Strategy. The examples are for illustrative purposes only.

Example 1: Reference Index Performance Rate is greater than the cap rate
Step 1: Calculate Reference Index Performance Rates
Index A: (2278.86 ÷ 2131.33) – 1 =0.0692 = 6.92%
Index B: (11073.32 ÷ 10709.90) – 1 = 0.0339 = 3.39%
Index C: (1269.50 ÷ 1221.34) – 1 = 0.0394 = 3.94%
Step 2: Determine Index Segment interest rate
The reference index performance rates are weighted and added together:
E = 6.92% x 50% = 3.46%
F = 3.94% x 30% = 1.18%
G = 3.39% x 20% = 0.68%
E + F + G = 5.32%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 0.25%
Index Segment interest rate is 3%, since 5.32% x 100% = 5.32%, which is greater than 0.25% but more than 3%.
	Reference Index Values – Example 1
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2187.21	10811.60	1238.02
Month 2	2227.01	11006.88	1260.22
Month 3	2364.06	10703.08	1302.35
Month 4	2263.90	11317.54	1257.26
Month 5	2352.82	12004.13	1351.06
Month 6	2588.09	11342.89	1380.90
Month 7	2362.55	11144.06	1311.46
Month 8	2215.51	10883.49	1267.03
Month 9	2176.53	11102.01	1214.62
Month 10	2219.34	11368.24	1231.86
Month 11	2234.46	10707.68	1286.33
Month 12	2154.78	10488.24	1132.89
Monthly Average Value (A÷B)	2278.86	11073.32	1269.50
Reference Index Performance Rate	6.92%	3.39%	3.94%

Example 2: Reference Index Performance Rate is between the cap and floor rates
Step 1: Calculate Reference Index Performance Rates:
Index A: (2198.89 ÷ 2131.33) – 1 = 0.0317 = 3.17%
Index B: (10924.27 ÷ 10709.90) – 1 = 0.0200 = 2.00%
Index C: (1228.16 ÷ 1221.34) – 1 = 0.0056 = 0.56%
Step 2: Determine Index Segment interest rate. The reference index performance rates are weighted and added together:
E = 3.17% x 50% = 1.58%
F = 2.00% x 30% = 0.60%
G = 0.56% x 20% = 0.11%
E + F + G = 2.30%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 0.25%
Index Segment interest rate is 2.30%, since 2.30% * 100% = 2.30%, which is greater than 0.25% but less than 3%.
	Reference Index Values – Example 2
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2111.90	10495.30	1185.49
Month 2	2146.28	10648.77	1195.43
Month 3	2122.75	10507.90	1193.81
Month 4	2151.95	10713.47	1211.59
Month 5	2178.14	10892.18	1227.26
Month 6	2202.11	10992.32	1233.72
Month 7	2238.84	11074.46	1254.57
Month 8	2282.31	11083.76	1265.63
Month 9	2209.50	10905.82	1221.11
Month 10	2216.78	11058.97	1239.17
Month 11	2249.03	11257.81	1250.82
Month 12	2277.12	11460.47	1259.35
Monthly Average Value (A÷B)	2198.89	10924.27	1228.16
Reference Index Performance Rate	3.17%	2.00%	0.56%

Example 3: Reference Index Performance Rate is less than the floor rate
First, the One-Year Monthly Average Indexed Interest Strategy tracks the reference indexes’ values each month and then averages them for the 12 month Index Segment term.
Step 1: Calculate Reference Index Performance Rates
Index A: (2147.34 ÷ 2131.33) – 1 =0.0075 = 0.75%
Index B: (10589.73 ÷ 10709.90) – 1 =-0.112 = -1.12%
Index C: (1171.63 ÷ 1221.34) – 1 = -0.0407 = -4.07%
Step 2: Determine Index Segment interest rate
The reference index performance rates are weighted and added together:
E = 0.75% x 50% = 0.38%
F = -1.12% x 30% = -0.34%
G = -4.07% x 20% = -0.81%
E + F + G = -0.77%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 0.25%
Index Segment interest rate is 0.25%, since -0.77% * 100% = -0.77%, which is less than 0.25%.
	Reference Index Values – Example 3
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2088.43	10564.18	1181.07
Month 2	2117.44	10703.71	1191.64
Month 3	2085.68	10564.49	1167.54
Month 4	2117.42	10423.29	1122.68
Month 5	2132.62	10627.09	1130.74
Month 6	2146.56	10672.57	1150.77
Month 7	2148.17	10732.57	1173.54
Month 8	2183.15	10819.64	1178.15
Month 9	2155.41	10876.41	1195.83
Month 10	2190.81	10506.11	1195.52
Month 11	2194.98	10220.01	1175.52
Month 12	2207.44	10366.71	1196.60
Monthly Average Value (A÷B)	2147.34	10589.73	1171.63
Reference Index Performance Rate	0.75%	-1.12%	-4.07%

One Year S&P 500® Point-to-Point Indexed Interest Strategy
This strategy uses the change in value of one reference index, excluding dividends to calculate Index Segment interest, the S&P 500®. The change in value of the reference index is tracked from the beginning to the end of an Index Segment's 12 month term. The ending value is divided by the beginning value to determine the reference index performance rate. The participation rate, cap rate, and floor rate are then applied to determine the Index Segment interest rate. The guaranteed minimum rates are: 100.00% - participation rate, 3.00% - cap rate, and 0.25% - floor rate.
The point-to-point method can potentially result in higher interest credited, particularly when the reference index experiences stable growth during an Index Segment’s term. However, the result may or may not be favorable.
The two-step formula for the Index Segment interest rate calculation is as follows:
Step 1: The reference index performance rate = (A ÷ B) - C where:
A	is the reference index value at the end of the Index Segment term;
B	is the reference index value at the beginning of the Index Segment term; and
C	is 1.
Step 2: The reference index performance rate is used in the following formula to determine the Index Segment interest rate to be applied to the Index Segment value remaining after deductions:
Index Segment interest rate = the greater of G and, the lesser of: F, and D x E, where:
D	is the reference index performance rate;
E	is the participation rate;
F	is the cap rate; and
G	is the floor rate.
The examples on the following pages demonstrate how interest is calculated for the One Year S&P 500® Point-to-Point Indexed Interest Strategy. The examples are for illustrative purposes only.

Example 1: Reference Index Performance Rate is greater than the cap rate
Step 1:
A = 2350.70
B = 1775.32
C = 1
Index Performance Rate = (2350.70 ÷ 1775.32) – 1 = 32.41%
Applying the guaranteed minimum participation, cap, and floor rates.
E = 100% F = 3.0% G = 0.25%
Index Segment interest rate = 3%, since 32.41% x 100% = 32.41% which is greater than 0.25% but more than 3.0%.
Example 2: Reference Index Performance Rate is between the cap and floor rates
Step 1:
A = 1819.20
B = 1775.32
C = 1
Index Performance Rate = (1819.20 ÷ 1775.32) – 1 = 2.47%
Applying the guaranteed minimum participation, cap, and floor rates.
E = 100% F = 3.0% G = 0.25%
Index Segment interest rate = 2.47%, since 2.47%% x 100% = 2.47% which is greater than 0.25% but less than 3.0%.
Example 3: Reference Index Performance Rate is less than the floor rate
Step 1:
A = 1740.88
B = 1775.32
C = 1
Index Performance Rate = (1740.88 ÷ 1775.32) – 1 = -1.94%
Applying the guaranteed minimum participation, cap, and floor rates.
E = 100% F = 3.0% G = 0.25%
Index Segment interest rate = 0.25%, since -1.94% x 100% = -1.94% which is less than 0.25%.
	Reference Index Value
	Example 1	Example 2	Example 3
Sweep Date	1775.32	1775.32	1775.32
Index Segment Maturity Date	2350.70	1819.20	1740.88
Reference Index Performance Rate	32.41%	2.47%	-1.94%

S&P 500 INDEX:
The "S&P 500" and the Dow Jones Industrial Average are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use by Nationwide. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC ("S&P"); DJIA®, The Dow®, Dow Jones® and Dow Jones Industrial Average are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Nationwide. Nationwide products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of Nationwide’s products or any member of the public regarding the advisability of investing in securities generally or in Nationwide’s products particularly or the ability of the Dow Jones Industrial Average or the S&P 500 to track general market performance. S&P Dow Jones Indices’ only relationship to Nationwide with respect to the Dow Jones Industrial Average and the S&P 500 is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Dow Jones Industrial Average and the S&P 500 are determined, composed and calculated by S&P Dow Jones Indices without regard to Nationwide’s products. S&P Dow Jones Indices have no obligation to take the needs of Nationwide or the owners of Nationwide’s products into consideration in determining, composing or calculating the Dow Jones Industrial Average or the S&P 500. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Nationwide’s products or the timing of the issuance or sale of Nationwide’s products or in the determination or calculation of the equation by which Nationwide’s products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Nationwide’s products. There is no assurance that investment products based on the Dow Jones Industrial Average and/or the S&P 500 will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Nationwide’s products currently being issued by Nationwide, but which may be similar to and competitive with Nationwide’s products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and/or the S&P 500.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE, THE S&P 500 OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY NATIONWIDE, OWNERS OF NATIONWIDE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE, THE S&P 500 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND NATIONWIDE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
NASDAQ-100:
The Policy is not sponsored, endorsed, sold or promoted by The NASDAQ, Inc. or its affiliates (NASDAQ, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Policy. The Corporations make no representation or warranty, express or implied to the owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly, or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to Nationwide ("Licensee") is in the licensing of the NASDAQ, NASDAQ-100 Index registered trademarks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index which is determined, composed and calculated by NASDAQ without regard to Licensee or the Policy. NASDAQ has no obligation to take the needs of the Licensee or the owners of the Policy into consideration in determining, composing or calculating the NASDAQ-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Policy to be issued or in the determination or calculation of the equation by which the Policy is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Policy.
THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF POSSIBILITY OF SUCH DAMAGES.

Outside back cover page
The Statement of Additional Information contains additional information about the Variable Account. To obtain a free copy of the Statement of Additional Information, request other information about the policy, or to make any other service requests, contact Nationwide described in Contacting the Service Center.
The Statement of Additional Information has been filed with the SEC and is incorporated by reference into this prospectus.
Reports and other information about the Variable Account are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
SEC Contract Identifier: C000227145

Nationwide® Advisory Variable Universal Life
STATEMENT OF ADDITIONAL INFORMATION
July 30, 2021
Individual Flexible Premium Adjustable Variable, Fixed and Index-Linked Universal Life Insurance Policy
Nationwide VL Separate Account-G
(Registrant)
Nationwide Life and Annuity Insurance Company
(Depositor)
Service Center
P.O. Box 182835
Columbus, OH 43218-2835
1-800-848-6331
TDD: 1-800-238-3035
This Statement of Additional Information ("SAI") contains additional information regarding Individual Flexible Premium Adjustable Variable, Fixed and Index-Linked Universal Life Insurance Policy offered by Nationwide Life and Annuity Insurance Company ("Nationwide"). This SAI is not a prospectus and should be read together with the policy prospectus dated July 30, 2021 and the prospectuses for the mutual funds. The prospectus is incorporated by reference in this SAI. Copies may be obtained FREE OF CHARGE by writing or calling the Service Center. Capitalized terms in this SAI correspond to terms defined in the prospectus.

General Information and History
Nationwide VL Separate Account-G (the "Variable Account") is a separate investment account of Nationwide Life and Annuity Insurance Company ("Nationwide"). Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1981 with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide provides life insurance, annuities and retirement products. Nationwide is admitted to do business in all states, except New York. Nationwide is a member of the Nationwide group of companies and all of its common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. Nationwide Corporation owns all of NFS's common stock and is a holding company, as well. All of Nationwide Corporation's common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.
Nationwide VL Separate Account-G
Nationwide VL Separate Account-G is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans. Nationwide established the Variable Account on August 3, 2004 pursuant to Ohio law. Although the Variable Account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940, the SEC does not supervise the management of Nationwide or the management of the Variable Account. Nationwide serves as the custodian of the assets of the Variable Account.
Nationwide Investment Services Corporation (NISC)
The policies are distributed by NISC, located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide. For policies issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.
The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority (FINRA).
Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by NISC will not exceed the maximum 150% of Premiums paid during the first Policy Year up to the commissionable target premium. In addition to any Premium-based amount, Commission may also be paid as an asset-based amount. If an asset-based commission is paid, it will not exceed 0.20% of the non-loaned Cash Value per year. Commissionable target premium is actuarially derived based on the Base Policy Specified Amount, the Insured’s characteristics and the death benefit option of the policy.
No underwriting commissions were paid to NISC for each of this Variable Account’s last three fiscal years.
Services
Nationwide or its affiliates provide services and incur expenses in promoting, marketing, or administrative services to the underlying funds. Nationwide or its affiliates have entered into agreements with the investment advisor and/or distributor for the underlying funds relating to the services Nationwide or its affiliates provide. For these services, some funds agree to pay mutual fund service fee payments based on the average aggregate net assets of the Variable Account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular underlying fund.
These anticipated mutual fund service fee payments were taken into consideration when determining the expenses necessary to support the policies. Without these mutual fund service fee payments, policy charges would be higher. Generally, Nationwide expects to receive somewhere between 0.00% to 0.50% (an annualized rate of the daily net assets of the Variable Account) from the funds offered in the policies. What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less mutual fund service fee payments than other fund types) and the types of services for which an underlying fund, or its distributor or advisor, pays mutual fund service fee payments.
Distribution, Promotional, and Sales Expenses
In addition to or partially in lieu of commission, Nationwide may pay the selling firms a marketing allowance, which is based on the firm's ability and demonstrated willingness to promote and market Nationwide's products. How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may
2

contribute to the promotion and marketing of Nationwide's products. Nationwide makes certain assumptions about the amount of marketing allowance it will pay and takes these assumptions into consideration when it determines the charges that will be assessed under the policies. Nationwide assumed 2.00% of the commissionable target premium for marketing allowance when determining the charges for the contracts. The actual amount of the marketing allowance may be higher or lower than this assumption. If the actual amount of marketing allowance paid is more than what was assumed, Nationwide will fund the difference. If the actual amount of marketing allowance paid is less than what was assumed, Nationwide may use the excess to pay other sales expenses, non-sales expenses, and/or profit. For more information about marketing allowance or how a particular selling firm uses marketing allowances, consult with your registered representative.
Commissionable target premium (CTP) is an amount used in the calculation of the total compensation Nationwide pays. CTP is actuarially derived based on the Base Policy Specified Amount, the Insured’s characteristics and the death benefit option of the policy.
When Nationwide is made aware that a Qualified Plan has been orphaned, commission payments payable with respect to that Qualified Plan will cease and commission payments that would have been due will not be sent to the Qualified Plan. An orphaned Qualified Plan is a plan without an agent or firm of record.
Independent Registered Public Accounting Firm
The financial statements of Nationwide VL Separate Account-G and the statutory financial statements and schedules of Nationwide Life and Annuity Insurance Company for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 191 West Nationwide Blvd., Suite 500, Columbus, Ohio 43215.
The KPMG LLP report dated April 9, 2021 of Nationwide Life and Annuity Insurance Company includes explanatory language that states that the financial statements are prepared by Nationwide Life and Annuity Insurance Company using statutory accounting practices prescribed or permitted by the Ohio Department of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report states that the financial statements are not presented fairly in accordance with U.S. generally accepted accounting principles and further states that those statements are presented fairly, in all material respects, in accordance with statutory accounting practices prescribed or permitted by the Ohio Department of Insurance.
Underwriting Procedure
Nationwide underwrites the policies issued through Nationwide VL Separate Account-G. The policy's cost of insurance depends upon the Insured's sex, issue age, underwriting class, and the duration of time the policy has been In Force. The rates will vary depending upon tobacco use and other risk factors. Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 2001 Commissioners' Standard Ordinary Mortality Table, Age Nearest Birthday (2001 CSO). These mortality tables are sex-distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.
Mortality tables are unisex for policies issued in the State of Montana and group or sponsored arrangements (including Nationwide employees and their family members).
Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time. The cost of insurance rates, policy charges, and payment options for policies issued in some states or in connection with certain employee benefit arrangements may be issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males. If the rating class for any increase in the Specified Amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. The actual charges made during the policy year will be shown in the annual report delivered to policy owners.
Policy Restoration Procedure
Requests to restore a surrendered policy must meet the following requirements:
3

•	the request must be in writing and signed by the policy owner (if the surrender was a Code Section 1035 exchange to a new policy with a different insurer, the signature of an officer of the replacing insurer is also required);
•	the written request must be received at the Service Center within 30 days of the date the policy was surrendered (periods up to 60 days will be permitted based on the right to examine period applicable to replaced life insurance policies in the state where the policy was issued);
•	the surrender Proceeds must be returned in their entirety; and
•	the insured must be alive on the date the restoration request is received.
No proof of insurability or additional underwriting will be required for requests to restore a surrendered policy that meet the above requirements.
A restored policy will be treated as if it had never been surrendered for all purposes, including Investment Experience, accrual of interest, and deduction of charges, resulting in the following:
•	the returned surrender proceeds and any amount taken as a surrender charge will be used to purchase Accumulation Units according to the allocations currently in effect on, and priced as of, the surrender date;
•	any charges that would otherwise have been assessed during the period of surrender will be assessed as of the date(s) they were due resulting in the cancellation of Accumulation Units priced as of the applicable date(s);
•	interest will be credited on any allocation to a fixed investment option at the rate(s) in effect during the period of surrender;
•	interest charged and credited on any Indebtedness will accrue at the rates in effect for the period of surrender; and
•	any transfer of loan interest charged or credited that would have occurred during the period of surrender will be transferred as of the date(s) such transfers would have otherwise occurred.
Policy restoration is not a contract right of the policy; it is an administrative procedure based on requirements of state insurance law and the terms are subject to change without notice at any time.
Illustrations
Nationwide will provide illustrations of future benefits under the policy before the policy is purchased and upon request thereafter. Nationwide may assess a $25 fee for this service to persons who request more than one policy illustration during a policy year.
Note: The policy owner selects the Premium amount and frequency shown in the policy illustration to show Nationwide how much Premium the policy owner intends to pay and when. Illustrated Premium and hypothetical rates of return are not guaranteed. Investment Experience varies over time, is rarely the same year-over-year, and may be negative. Because the policy is a variable universal life insurance policy with the potential for unfavorable Investment Experience, including extended periods of significant stock market decline, additional Premium may be required to meet a policy owner's goals and/or to prevent the policy from Lapsing. Generally, variable universal life insurance is considered a long-term investment. Policy owners should weigh the investment risk and costs associated with the policy against their objectives, time horizon, risk tolerance, and ability to pay additional Premium if necessary.
4

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

2020 Statutory Financial Statements and Supplemental Schedules

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

FOR THE YEAR ENDED DECEMBER 31, 2020

KPMG LLP Suite 500 191 West Nationwide Blvd. Columbus, OH 43215-2568

Independent Auditors’ Report

Audit Committee of the Board of Directors

Nationwide Life and Annuity Insurance Company:

We have audited the accompanying financial statements of Nationwide Life and Annuity Insurance Company (the Company), which comprise the statutory statements of admitted assets, liabilities, capital and surplus as of December 31, 2020 and 2019, and the related statutory statements of operations, changes in capital and surplus, and cash flow for each of the years in the three-year period ended December 31, 2020, and the related notes to the statutory financial statements (“statutory financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the Ohio Department of Insurance (the Department). Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company using statutory accounting practices prescribed or permitted by the Department, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2020 and 2019, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 2020.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2020, in accordance with statutory accounting practices prescribed or permitted by the Department described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in Schedule I Consolidated Summary of Investments – Other Than Investments in Related Parties, Schedule IV Reinsurance and Schedule V Valuation and Qualifying Accounts is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Securities and Exchange Commission’s Regulation S-X. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Columbus, Ohio

April 9, 2021

2

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus

	December 31,
(in thousands, except share amounts)	2020	2019
Admitted assets
Invested assets
Bonds	$24,756,220	$22,208,012
Stocks	43,679	46,021
Mortgage loans, net of allowance	6,618,132	5,681,212
Policy loans	140,886	127,747
Derivative assets	1,202,876	1,408,808
Cash, cash equivalents and short-term investments	1,694,473	1,835,891
Securities lending collateral assets	68,299	70,288
Other invested assets	466,320	371,663

Total invested assets	$34,990,885	$31,749,642
Accrued investment income	251,733	233,936
Current federal income tax recoverable	38,623	—
Deferred federal income tax assets, net	108,880	64,247
Other assets	76,060	182,554
Separate account assets	2,096,583	1,839,273

Total admitted assets	$37,562,764	$34,069,652

Liabilities, capital and surplus
Liabilities
Future policy benefits and claims	$30,193,891	$27,010,238
Policyholders dividend accumulation	154	140
Asset valuation reserve	242,925	206,824
Other policyholder funds	19,220	4,587
Funds held under coinsurance	1,253,773	1,165,875
Current federal income taxes payable	—	130,513
Securities lending payable	68,294	70,208
Other liabilities	1,402,491	1,557,562
Accrued transfers from separate accounts	(128,612)	(131,330)
Separate account liabilities	2,096,583	1,839,273

Total liabilities	$35,148,719	$31,853,890

Capital and surplus
Capital shares ($40 par value; authorized, issued and outstanding - 66,000 shares)	$2,640	$2,640
Additional paid-in capital	3,530,625	3,030,625
Unassigned deficit	(1,119,220)	(817,503)

Total capital and surplus	$2,414,045	$2,215,762

Total liabilities, capital and surplus	$37,562,764	$34,069,652

See accompanying notes to statutory financial statements.

3

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statutory Statements of Operations

	Year ended December 31,
(in thousands)	2020	2019	2018
Revenues
Premiums and annuity considerations	$4,627,486	$6,728,304	$6,338,911
Net investment income	1,174,506	1,019,091	782,705
Amortization of interest maintenance reserve	(2,713)	(3,550)	(4,128)
Commissions and expense allowances on reinsurance ceded	51,610	42,101	44,986
Reserve adjustment on reinsurance ceded	(166,450)	(241,741)	(345,233)
Other revenues	218,744	194,697	176,779

Total revenues	$5,903,183	$7,738,902	$6,994,020

Benefits and expenses
Benefits to policyholders and beneficiaries	$1,604,442	$868,960	$683,036
Increase in reserves for future policy benefits and claims	3,161,855	6,339,675	5,136,738
Net transfers to separate accounts	87,152	67,692	56,281
Commissions	592,117	749,007	688,643
Dividends to policyholders	603	592	720
Other expenses	442,973	397,043	363,229

Total benefits and expenses	$5,889,142	$8,422,969	$6,928,647

Income (loss) before federal income tax (benefit) expense and net realized capital gains on investments	$14,041	$(684,067)	$65,373
Federal income tax (benefit) expense	(38,745)	120,576	(72,315)

Income (Loss) before net realized capital gains on investments	$52,786	$(804,643)	$137,688
Net realized capital gains on investments, net of federal income tax (benefit) expense of $(4,557), $4,690 and $2,669 in 2020, 2019 and 2018, respectively and excluding $(677), $(1,365) and $(1,116) of net realized capital losses transferred to the interest maintenance reserve in 2020, 2019 and 2018, respectively	46,234	181,182	92,317

Net income (loss)	$99,020	$(623,461)	$230,005

See accompanying notes to statutory financial statements.

4

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statutory Statements of Changes in Capital and Surplus

(in thousands)	Capital shares	Additional paid-in capital	Unassigned deficit	Capital and surplus
Balance as of December 31, 2017	$2,640	$2,065,625	$(728,695)	$1,339,570
Capital contribution from Nationwide Life Insurance Company	—	565,000	—	565,000
Net loss	—	—	230,005	230,005
Change in asset valuation reserve	—	—	(47,063)	(47,063)
Change in deferred income taxes	—	—	(121,296)	(121,296)
Change in nonadmitted assets	—	—	(24,894)	(24,894)
Change in net unrealized capital gains and losses, net of tax benefit of $(121,296)	—	—	(454,481)	(454,481)
Aggregate write-ins for losses in surplus	—	—	(19,130)	(19,130)

Balance as of December 31, 2018	$2,640	$2,630,625	$(1,165,554)	$1,467,711
Capital contribution from Nationwide Life Insurance Company	—	400,000	—	400,000
Net income	—	—	(623,461)	(623,461)
Change in asset valuation reserve	—	—	(56,880)	(56,880)
Change in deferred income taxes	—	—	312,326	312,326
Change in nonadmitted assets	—	—	(99,681)	(99,681)
Change in net unrealized capital gains and losses, net of tax expense of $160,700	—	—	606,887	606,887
Aggregate write-ins for losses in surplus	—	—	208,860	208,860

Balance as of December 31, 2019	$2,640	$3,030,625	$(817,503)	$2,215,762
Change in reserve on account of change in valuation basis	—	—	1,367	1,367
Cumulative effect of change in accounting principle	—	—	28,585	28,585

Balance as of January 1, 2020	$2,640	$3,030,625	$(787,551)	$2,245,714
Capital contribution from Nationwide Life Insurance Company	—	500,000	—	500,000
Net income	—	—	99,020	99,020
Change in asset valuation reserve	—	—	(36,101)	(36,101)
Change in deferred income taxes	—	—	(41,655)	(41,655)
Change in nonadmitted assets	—	—	(35,235)	(35,235)
Change in net unrealized capital gains and losses, net of tax expense of $76,734	—	—	(284,879)	(284,879)
Aggregate write-ins for losses in surplus	—	—	(32,819)	(32,819)

Balance as of December 31, 2020	$2,640	$3,530,625	$(1,119,220)	$2,414,045

See accompanying notes to statutory financial statements.

5

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Statutory Statements of Cash Flow

	Year ended December 31,
(in thousands)	2020	2019	2018
Cash flows from operating activities
Premiums collected, net of reinsurance	$4,546,430	$6,820,740	$6,335,357
Net investment income	1,175,487	983,656	747,901
Other revenue	421,334	234,347	221,766
Policy benefits and claims paid	(1,740,675)	(1,324,447)	(1,009,436)
Commissions, operating expenses and taxes, other than federal income tax paid	(1,039,128)	(1,150,339)	(1,050,435)
Net transfers to separate accounts	(84,434)	(67,866)	(56,368)
Policyholders’ dividends paid	(629)	(618)	(749)
Federal income taxes (paid) recovered	(125,834)	59,985	(32,718)

Net cash provided by operating activities	$3,152,551	$5,555,458	$5,155,318

Cash flows from investing activities
Proceeds from investments sold, matured or repaid
Bonds	$1,155,415	$689,687	$691,111
Stocks	1,400	—	—
Mortgage loans	154,902	179,977	102,405
Derivative assets	—	13,944	—
Other invested assets and other	54,783	1,078,312	18,564

Investment proceeds	$1,366,500	$1,961,920	$812,080

Cost of investments acquired
Bonds	$(3,699,429)	$(5,060,277)	$(5,390,102)
Stocks	(3,918)	(35,794)	(2,526)
Mortgage loans	(1,104,699)	(1,349,352)	(1,222,136)
Derivative assets	(124,669)	(11)	(118,874)
Other invested assets and other	(434,175)	(121,489)	(413,810)

Investments acquired	$(5,366,890)	$(6,566,923)	$(7,147,448)

Net increase in policy loans	(13,136)	(24,202)	(18,960)

Net cash used in investing activities	$(4,013,526)	$(4,629,205)	$(6,354,328)

Cash flows from financing activities and miscellaneous sources
Capital contribution from Nationwide Life Insurance Company	$500,000	$400,000	$565,000
Net change in short-term debt	—	(385,895)	385,895
Net change in deposits on deposit-type contract funds and other insurance liabilities	14,901	55,004	606
Other cash provided (used)	204,656	154,846	(10,214)

Net cash provided by financing activities and miscellaneous sources	$719,557	$223,955	$941,287

Net (decrease) increase in cash, cash equivalents and short-term investments	$(141,418)	$1,150,208	$(257,723)
Cash, cash equivalents and short-term investments at beginning of year	1,835,891	685,683	943,406

Cash, cash equivalents and short-term investments at end of year	$1,694,473	$1,835,891	$685,683

Supplemental disclosure of non-cash activities:
Exchange of bond investment to bond investment	$529,177	$475,838	$349,219
Tax credit commitment liabilities	2,055	335	1,079
Capitalized interest on mortgage loans	8,632	4,211	3,160
Capitalized interest on bonds	327	—	—
Exchange of bond investment to equity investment	—	10,159	—

See accompanying notes to statutory financial statements.

6

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(1)	Nature of Operations

Nationwide Life and Annuity Insurance Company (“NLAIC” or “the Company”) is an Ohio domiciled stock life insurance company and a member of the Nationwide group of companies (“Nationwide”), which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLAIC’s common stock are owned by Nationwide Life Insurance Company (“NLIC”), an Ohio domiciled stock life insurance company. All of the outstanding shares of NLIC’s common stock are owned by Nationwide Financial Services, Inc. (“NFS”), a holding company formed by Nationwide Corporation (“Nationwide Corp.”), a majority-owned subsidiary of NMIC.

The Company is licensed in 49 states and the District of Columbia. The Company offers fixed indexed annuity contracts and individual annuity contracts, universal life insurance, variable universal life insurance, term life insurance, corporate-owned life insurance on a non-participating basis. The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker-dealers, financial institutions, wirehouses and regional firms, independent marketing organizations, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Financial Network producers, which includes the agency distribution force of the Company’s ultimate majority parent company, NMIC. NMIC completed the transition away from utilizing the exclusive agent model in 2020.

The Company’s wholly-owned, admitted subsidiary, Olentangy Reinsurance, LLC (“Olentangy”), is a Vermont domiciled special purpose financial insurance company established for the purpose of assuming certain universal life and term life insurance policies from NLAIC.

The Company’s wholly-owned, nonadmitted subsidiary, Nationwide SBL, LLC (“NWSBL”), offers a securities-based lending product. A revolving line of credit allows clients to borrow against their taxable investment portfolio to address their financing needs.

The Company is subject to regulation by the insurance departments of states in which it is domiciled and/or transacts business and undergoes periodic examinations by those departments.

As of December 31, 2020 and 2019, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region in which a single event could cause a severe impact to the Company’s financial position after considering insurance risk that has been transferred to external reinsurers.

(2)	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statutory financial statements requires the Company to make estimates and assumptions that affect the amounts reported in the statutory financial statements and accompanying notes. Significant estimates include legal and regulatory reserves, certain investment and derivative valuations, future policy benefits and claims, provision for income taxes and valuation of deferred tax assets. Actual results could differ significantly from those estimates.

Basis of Presentation

The statutory financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Ohio Department of Insurance (“the Department”). Prescribed statutory accounting practices are those practices incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority.

The Company’s subsidiary, Olentangy, was granted a permitted practice from the State of Vermont allowing Olentangy to carry the assets placed into a trust account by Union Hamilton Reinsurance Ltd. (“UHRL”) on its statutory statements of admitted assets, liabilities, capital and surplus at net admitted asset value. This permitted practice increased the subsidiary valuation of Olentangy, included in other invested assets on the statutory statements of admitted assets, liabilities, capital and surplus by $67,000 as of December 31, 2020 and 2019.

7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

There was no difference in the Company’s net income as a result of this permitted practice. A reconciliation of the Company’s capital and surplus between the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures manual (“NAIC SAP”) and this permitted practice is shown below:

(in thousands)	SSAP #	F/S Page	State of Domicile	As of December 31, 2020	As of December 31, 2019
Capital and Surplus
Statutory Capital and Surplus			OH	$2,414,045	$2,215,762
State Permitted Practice:
Subsidiary valuation	20	3	VT	(67,000)	(67,000)

Statutory Capital and Surplus, NAIC SAP				$2,347,045	$2,148,762

Statutory accounting practices vary in some respects from U.S. generally accepted accounting principles (“GAAP”), including the following practices:

Financial Statements

•	Statutory financial statements are prepared using language and groupings substantially the same as the annual statements of the Company filed with the NAIC and state regulatory authorities;

•

assets must be included in the statutory statements of admitted assets, liabilities, capital and surplus at net admitted asset value and nonadmitted assets are excluded through a charge to capital and surplus;

•

an asset valuation reserve (“AVR”) is established in accordance with the NAIC Annual Statement Instructions for Life and Accident and Health Insurance Companies and is reported as a liability, and changes in the AVR are reported directly in capital and surplus;

•

an interest maintenance reserve (“IMR”) is established in accordance with the NAIC Annual Statement Instructions for Life and Accident and Health Insurance Companies and is reported as a liability, and the amortization of the IMR is reported as revenue;

•	the expense allowance associated with statutory reserving practices for investment contracts held in the separate accounts is reported in the general account as a negative liability;

•	accounting for contingencies requires recording a liability at the midpoint of a range of estimated possible outcomes when no better estimate in the range exists;

•	costs related to successful policy acquisitions are charged to operations in the year incurred;

•	negative cash balances are reported as negative assets;

•	certain income and expense items are charged or credited directly to capital and surplus;

•	amounts on deposit in internal qualified cash pools are reported as cash equivalents;

•	the statutory statements of cash flows are presented on the basis prescribed by the NAIC; and

•	the statutory financial statements do not include accumulated other comprehensive income.

Future Policy Benefits and Claims

•	Deposits to universal life contracts, investment contracts and limited payment contracts are included in revenue; and

•	future policy benefit reserves are based on statutory requirements.

Reinsurance Ceded

•	Certain assets and liabilities are reported net of ceded reinsurance balances; and

•	provision is made for amounts receivable and outstanding for more than 90 days through a charge to capital and surplus.

Investments

•	Investments in bonds are generally stated at amortized cost, except those with an NAIC designation of “6”, which are stated at the lower of amortized cost or fair value;

8

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

•	other-than-temporary impairments on bonds, excluding loan-backed and structured securities, are measured based on fair value and are not reversible;

•

admitted subsidiary, controlled and affiliated entities are not consolidated; rather, those investments are generally carried at audited statutory capital and surplus or GAAP equity, as appropriate, and are recorded as an equity investment in stocks or other invested assets;

•

equity in earnings of subsidiary companies is recognized directly in capital and surplus as net unrealized capital gains or losses, while dividends from unconsolidated companies are recorded in operations as net investment income;

•

undistributed earnings and valuation adjustments from investments in joint ventures, partnerships and limited liability companies are recognized directly in capital and surplus as net unrealized capital gains or losses;

•	changes in non-specific mortgage loan reserves are measured under an incurred loss model and are recorded directly in capital and surplus as net unrealized capital gains or losses; and

•	gains on sales of investments between affiliated companies representing economic transactions are deferred at the parent level until the related assets are paid down or an external sale occurs.

Separate Accounts

•	Assets and liabilities of guaranteed separate accounts are reported as separate account assets and separate account liabilities, respectively.

Derivative Instruments

•	Derivatives used in effective hedging transactions are valued in a manner consistent with the hedged asset or liability;

•	unrealized gains and losses on derivatives that are not considered to be effective hedges are charged to capital and surplus;

•	interest earned on derivatives is charged to net investment income; and

•	embedded derivatives are not separated from the host contract and accounted for separately as a derivative instrument.

Federal Income Taxes

•

Changes in deferred federal income taxes are recognized directly in capital and surplus with limitations on the amount of deferred tax assets that can be reflected as an admitted asset (15% of capital and surplus); and

•	uncertain tax positions are subject to a “more likely than not” standard for federal and foreign income tax loss contingencies only.

Nonadmitted Assets

•

In addition to the nonadmitted assets described above, certain other assets are nonadmitted and charged directly to capital and surplus. These include prepaid assets, certain software, disallowed IMR and other receivables outstanding for more than 90 days.

The financial information included herein is prepared and presented in accordance with SAP prescribed or permitted by the Department. Certain differences exist between SAP and GAAP, which are presumed to be material.

Revenues and Benefits

Life insurance premiums are recognized as revenue over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received. Policy benefits and claims that are expensed include interest credited to policy account balances, benefits and claims incurred in the period in excess of related policy reserves and other changes in future policy benefits.

9

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Future Policy Benefits and Claims

Future policy benefits for traditional products are based on statutory mortality and interest requirements without consideration of withdrawals. The principal statutory mortality tables and interest assumptions used on policies in force are the 1980 Commissioner’s Standard Ordinary (“CSO”) table at an interest rate of 4.0%, 4.5%, 5.0% and 5.5%, the 2001 CSO table at an interest rate of 4.0% and 3.5% and the 2017 CSO table at an interest rate of 3.5% and 4.5%. The Company has applied principles-based reserving to all new individual life business. For business subject to principles-based reserving, additional reserves may be held where the deterministic and/or stochastic reserves are in excess of net premium reserves, as defined by Valuation Manual 20, Requirements for Principle-Based Reserves for Life Products (“VM-20”).

Future policy benefits for universal life and variable universal life contracts have been calculated based on participants’ contributions plus interest credited on any funds in the fixed account less applicable contract charges. These policies have been adjusted for possible future surrender charges in accordance with the Commissioner’s Reserve Valuation Method (“CRVM”). For certain universal life and variable universal life contracts issued in 2017 and after, the Company has calculated its reserves under VM20.

Future policy benefits for annuity products have been established based on contract term, interest rates and various contract provisions. Individual deferred annuity contracts issued in 1990 and after have been adjusted for possible future surrender charges in accordance with the Commissioner’s Annuity Reserve Valuation Method (“CARVM”).

As of 2019, the Company calculated its reserves for variable annuity products with guaranteed minimum death, accumulation, and withdrawal benefits and other contracts involving guaranteed benefits similar to those offered with variable annuities under the standard scenario of Actuarial Guideline XLIII “CARVM for Variable Annuities”, which exceeded the stochastic 70th percentile Conditional Tail Expectations scenario. As of December 31, 2020, the Company calculated its reserves for variable annuity products under Valuation Manual 21, Requirements for Principle-Based Reserves for Variable Annuities (“VM-21”) and as a result, the Company calculated its reserves using a stochastic reserve, which is floored at the cash surrender value.

Separate Accounts

Separate account assets represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. Separate account assets are primarily recorded at fair value, with the value of separate account liabilities set to equal the fair value of separate account assets. Separate account assets are primarily comprised of public, privately-registered and non-registered mutual funds, whose fair value is primarily based on the funds’ net asset value. Other separate account assets are recorded at fair value based on the methodology that is applicable to the underlying assets. In limited circumstances, other separate account assets are recorded at book value when the policyholder does not participate in the underlying portfolio experience.

Separate account liabilities, in conjunction with accrued transfers from separate accounts, represent contractholders’ funds adjusted for possible future surrender charges in accordance with the CARVM and the CRVM, respectively. The difference between full account value and CARVM/CRVM is reflected in accrued transfers to separate accounts, as prescribed by the NAIC, in the statutory statements of admitted assets, liabilities, capital and surplus. The annual change in the difference between full account value and CARVM/CRVM and its applicable federal income tax is reflected in the statutory statements of operations as part of the net transfers to separate accounts and federal income tax, respectively.

Retained Assets

The Company does not retain beneficiary assets. During a death benefit claim, the death benefit settlement method is payment to the beneficiary in the form of a check or electronic funds transfer.

Investments

Bonds and stocks of unaffiliated companies. Bonds are generally stated at amortized cost, except those with an NAIC designation of “6”, which are stated at the lower of amortized cost or fair value. Preferred stocks are generally stated at amortized cost, except those with an NAIC designation of “4” through “6”, which are stated at the lower of amortized cost or fair value. Common stocks are stated at fair value. Changes in the fair value of bonds and stocks stated at fair value are charged to capital and surplus.

Loan-backed and structured securities, which are included in bonds in the statutory financial statements, are stated in a manner consistent with the bond guidelines, but with additional consideration given to the special valuation rules implemented by the NAIC applicable to residential mortgage-backed securities that are not backed by U.S. Government agencies, commercial mortgage-backed securities and certain other structured securities. Under these guidelines, an initial and adjusted NAIC designation is determined for each security. The initial NAIC designation, which takes into consideration the security’s amortized cost relative to an NAIC-prescribed valuation matrix, is used to determine the reporting basis (i.e., amortized cost or lower of amortized cost or fair value).

10

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Interest income is recognized when earned, while dividends are recognized when declared. The Company nonadmits investment income due and accrued when amounts are over 90 days past due.

For investments in loan-backed and structured securities, the Company recognizes income and amortizes discounts and premiums using the effective-yield method based on prepayment assumptions, generally obtained using a model provided by a third-party vendor, and the estimated economic life of the securities. When actual prepayments differ significantly from estimated prepayments, the effective-yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income in the period the estimates are revised. All other investment income is recorded using the effective-yield method without anticipating the impact of prepayments.

Purchases and sales of bonds and stocks are recorded on the trade date, with the exception of private placement bonds, which are recorded on the funding date. Realized gains and losses are determined on a specific identification method on the trade date.

Independent pricing services are most often utilized, and compared to pricing from additional sources, to determine the fair value of bonds and stocks for which market quotations or quotations on comparable securities are available. For these bonds and stocks, the Company obtains the pricing services’ methodologies and classifies the investments accordingly in the fair value hierarchy.

A corporate pricing matrix is used in valuing certain corporate bonds. The corporate pricing matrix was developed using publicly available spreads for privately-placed corporate bonds with varying weighted average lives and credit quality ratings. The weighted average life and credit quality rating of a particular bond to be priced using the corporate pricing matrix are important inputs into the model and are used to determine a corresponding spread that is added to the appropriate U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular bond.

Non-binding broker quotes are also utilized to determine the fair value of certain bonds when deemed appropriate or when valuations are not available from independent pricing services or a corporate pricing matrix. These bonds are classified with the lowest priority in the fair value hierarchy as only one broker quote is ordinarily obtained, the investment is not traded on an exchange, the pricing is not available to other entities and/or the transaction volume in the same or similar investments has decreased. Inputs used in the development of prices are not provided to the Company by the brokers as the brokers often do not provide the necessary transparency into their quotes and methodologies. At least annually, the Company performs reviews and tests to ensure that quotes are a reasonable estimate of the investments’ fair value. Price movements of broker quotes are subject to validation and require approval from the Company’s management. Management uses its knowledge of the investment and current market conditions to determine if the price is indicative of the investment’s fair value.

For all bonds, the Company considers its ability and intent to hold the security for a period of time sufficient to allow for the anticipated recovery in value, the expected recovery of principal and interest and the extent to which the fair value has been less than amortized cost. If the decline in fair value to below amortized cost is determined to be other-than-temporary, a realized loss is recorded equal to the difference between the amortized cost of the investment and its fair value.

The Company periodically reviews loan-backed and structured securities in an unrealized loss position by comparing the present value of cash flows, including estimated prepayments, expected to be collected from the security to the amortized cost basis of the security. If the present value of cash flows expected to be collected, discounted at the security’s effective interest rate, is less than the amortized cost basis of the security, the impairment is considered other-than-temporary and a realized loss is recorded.

All other bonds in an unrealized loss position are periodically reviewed to determine if a decline in fair value to below amortized cost is other-than-temporary. Factors considered during this review include timing and amount of expected cash flows, ability of the issuer to meet its obligations, financial condition and future prospects of the issuer, amount and quality of any underlying collateral and current economic and industry conditions that may impact an issuer.

Stocks may experience other-than-temporary impairment based on the prospects for full recovery in value in a reasonable period of time and the Company’s ability and intent to hold the stock to recovery. If a stock is determined to be other-than-temporarily impaired, a realized loss is recorded equal to the difference between the cost basis of the investment and its fair value.

Investment in subsidiaries. The investment in the Company’s wholly-owned admitted subsidiary, Olentangy, and the Company’s wholly-owned nonadmitted subsidiary, NWSBL, is recorded using the equity method of accounting applicable to U.S. insurance subsidiary, controlled and affiliated entities. This requires the investment to be recorded based on the value of its underlying audited statutory capital and surplus, adjusted to report investments in surplus notes separately. Furthermore, the equity method of accounting would be discontinued if the investment is reduced to zero, unless the Company has guaranteed obligations of the subsidiary or otherwise committed to provide further financial support. Investments in affiliated companies are included in other invested assets.

11

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Mortgage loans, net of allowance. The Company holds commercial mortgage loans that are collateralized by properties throughout the U.S. Mortgage loans are held at unpaid principal balance adjusted for premiums and discounts, less a valuation allowance. The Company also holds commercial mortgage loans of these property types that are under development. Mortgage loans under development are collateralized by the borrower’s common stock.

As part of the underwriting process, specific guidelines are followed to ensure the initial quality of a new mortgage loan. Third-party appraisals are obtained to support loaned amounts as the loans are collateral dependent or guaranteed.

The collectability and value of a mortgage loan is based on the ability of the borrower to repay and/or the value of the underlying collateral. Many of the Company’s mortgage loans are structured with balloon payment maturities, exposing the Company to risks associated with the borrowers’ ability to make the balloon payment or refinance the property. Loans are considered delinquent when contractual payments are 90 days past due.

Mortgage loans require a loan-specific reserve when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan requires a loan-specific reserve, a provision for loss is established equal to the difference between the carrying value and the fair value of the collateral less costs to sell. Loan-specific reserve charges are recorded in net realized capital gains and losses. In the event a loan-specific reserve charge is reversed, the recovery is also recorded in net realized capital gains and losses.

In addition to the loan-specific reserves, the Company maintains a non-specific reserve based primarily on loan surveillance categories and property type classes, which reflects management’s best estimates of probable credit losses inherent in the portfolio of loans without specific reserves as of the date of the statutory statements of admitted assets, liabilities, capital and surplus. Management’s periodic evaluation of the adequacy of the non-specific reserve is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a group of borrowers’ ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Non-specific reserve changes are recorded directly in capital and surplus as net unrealized capital gains and losses.

Management evaluates the credit quality of individual mortgage loans and the portfolio as a whole through a number of loan quality measurements, including, but not limited to, loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios. The LTV ratio is calculated as a ratio of the amortized cost of a loan to the estimated value of the underlying collateral. DSC is the amount of cash flow generated by the underlying collateral of the mortgage loan available to meet periodic interest and principal payments of the loan. These loan quality measurements contribute to management’s assessment of relative credit risk in the mortgage loan portfolio. Based on underwriting criteria and ongoing assessment of the properties’ performance, management believes the amounts, net of valuation allowance, are collectible. This process identifies the risk profile and potential for loss individually and in the aggregate for the commercial mortgage loan portfolios. These factors are updated and evaluated at least annually. Due to the nature of the collateral underlying mortgage loans under development, these loans are not evaluated using the LTV and DSC ratios described above.

Interest income on performing mortgage loans is recognized in net investment income over the life of the loan using the effective-yield method. Loans in default or in the process of foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in net investment income in the period received. Loans are restored to accrual status when the principal and interest is current and it is determined the future principal and interest payments are probable or the loan is modified.

Policy loans. Policy loans, which are collateralized by the related insurance policy, are held at the outstanding principal balance and do not exceed the net cash surrender value of the policy. As such, no valuation allowance for policy loans is required.

Cash and cash equivalents. Cash and cash equivalents include highly liquid investments with original maturities of less than three months and, effective December 31, 2020, amounts on deposit in internal qualified cash pools. The Company and various affiliates maintain agreements with Nationwide Cash Management Company (“NCMC”), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants in the internal qualified cash pool.

Short-term investments. Short-term investments consist primarily of government agency discount notes with maturities of twelve months or less at acquisition. Short-term investments also include outstanding promissory notes with initial maturity dates of one-year or less with certain affiliates. The Company carries short-term investments at amortized cost, which approximates fair value. As of December 31, 2019, short-term investments also included amounts on deposit with NCMC.

12

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Other invested assets. Other invested assets consist primarily of alternative investments in private equity funds, private debt funds, tax credit funds, real estate partnerships, limited liability companies and joint ventures. These investments are reported using the equity method of accounting. Changes in carrying value as a result of the equity method are reflected as net unrealized capital gains and losses as a direct adjustment to capital and surplus. Gains and losses are generally recognized through income at the time of disposal or when operating distributions are received. Partnership interests in tax credit funds are held at amortized cost with amortization charged to net investment income over the period in which the tax benefits, primarily credits, are earned. Tax credits are recorded as an offset to tax expense in the period utilized.

Securities lending. The Company has entered into securities lending agreements with a custodial bank whereby eligible securities are loaned to third parties, primarily major brokerage firms. These transactions are used to generate additional income in the securities portfolio. The Company is entitled to receive from the borrower any payments of interest and dividends received on loaned securities during the loan term. The agreements require a minimum of 102% of the fair value of the loaned securities to be held as collateral. Cash collateral is invested by the custodial bank in investment-grade securities, which are included in the total invested assets of the Company. Periodically, the Company may receive non-cash collateral, which would be recorded off-balance sheet. The Company recognizes loaned securities in bonds. A securities lending payable is recorded in other liabilities for the amount of cash collateral received. If the fair value of the collateral received (cash and/or securities) is less than the fair value of the securities loaned, the shortfall is nonadmitted. Net income received from securities lending activities is included in net investment income. Because the borrower or the Company may terminate a securities lending transaction at any time, if loans are terminated in advance of the reinvested collateral asset maturities, the Company would repay its securities lending obligations from operating cash flows or the proceeds of sales from its investment portfolio, which includes significant liquid securities.

Derivative Instruments

The Company uses derivative instruments to manage exposures and mitigate risks primarily associated with interest rates, equity markets and foreign currency. These derivative instruments primarily include cross-currency swaps, total return swaps, futures and options.

Derivative instruments used in hedging transactions considered to be effective hedges are reported in a manner consistent with the hedged items. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with changes in fair value recorded in capital and surplus as unrealized gains or losses.

The fair value of derivative instruments is determined using various valuation techniques relying predominantly on observable market inputs. These inputs include interest rate swap curves, credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels.

The Company’s derivative transaction counterparties are generally financial institutions. To reduce the credit risk associated with open contracts, the Company enters into master netting agreements which permit the closeout and netting of transactions with the same counterparty upon the occurrence of certain events. In addition, the Company attempts to reduce credit risk by obtaining collateral from counterparties. The determination of the need for and the levels of collateral vary based on an assessment of the credit risk of the counterparty. The Company accepts collateral in the forms of cash and marketable securities. Non-cash collateral received is recorded off-balance sheet.

Cash flows and payment accruals on derivatives are recorded in net investment income.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In determining fair value, the Company uses various methods, including market, income and cost approaches.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

13

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The Company categorizes assets and liabilities held at fair value in the statutory statements of admitted assets, liabilities, capital and surplus as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date and mutual funds where the value per share (unit) is determined and published daily and is the basis for current transactions.

Level 2. Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. Primary inputs to this valuation technique may include comparative trades, bid/asks, interest rate movements, U.S. Treasury rates, London Interbank Offered Rate (“LIBOR”), prime rates, cash flows, maturity dates, call ability, estimated prepayments and/or underlying collateral values.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimates of the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Primary inputs to this valuation technique include broker quotes and comparative trades.

The Company reviews its fair value hierarchy classifications for assets and liabilities quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassifications. Reclassifications are reported as transfers at the beginning of the period in which the change occurs.

Asset Valuation Reserve

The Company maintains an AVR as prescribed by the NAIC for the purpose of offsetting potential credit related investment losses on each invested asset category, excluding cash, policy loans and income receivable. The AVR contains a separate component for each category of invested assets. The change in AVR is charged or credited directly to capital and surplus.

Interest Maintenance Reserve

The Company records an IMR as prescribed by the NAIC, which represents the net deferral for interest-related gains or losses arising from the sale of certain investments, such as bonds, mortgage loans and loan-backed and structured securities sold. The IMR is applied as follows:

•

for bonds, the designation from the NAIC Capital Markets and Investments Analysis Office must not have changed more than one designation between the beginning of the holding period and the date of sale;

•	the bond must never have been classified as a default security;

•

for mortgage loans, during the prior two years, they must not have had interest more than 90 days past due, been in the process of foreclosure or in the course of voluntary conveyance, nor had restructured terms; and

•	for loan-backed and structured securities, all interest-related other-than-temporary impairments and interest-related realized gains or losses on sales of the securities.

The realized gains or losses, net of related federal income tax, from the applicable bonds and mortgage loans sold, have been removed from the net realized gain or loss amounts and established as a net liability. This liability is amortized into income such that the amount of each capital gain or loss amortized in a given year is based on the excess of the amount of income which would have been reported that year, if the asset had not been disposed of over the amount of income which would have been reported had the asset been repurchased at its sale price. In the event the unamortized IMR liability balance is negative, the balance is reclassified as an asset and fully nonadmitted. The Company utilizes the grouped method for amortization. Under the grouped method, the liability is amortized into income over the remaining period to expected maturity based on the groupings of the individual securities into five-year bands.

14

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets, net of any nonadmitted portion and statutory valuation allowance, and deferred tax liabilities, are recognized for the expected future tax consequences attributable to differences between the statutory financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income or loss in the years in which those temporary differences are expected to be recovered or settled. The change in deferred taxes, excluding the impact of taxes on unrealized capital gains or losses and nonadmitted deferred taxes, is charged directly to capital and surplus.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to change the provision for federal income taxes recorded in the statutory financial statements, which could be significant.

Tax reserves are reviewed regularly and are adjusted as events occur that the Company believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits or substantial agreement with taxing authorities on the deductibility/nondeductibility of uncertain items, additional exposure based on current calculations, identification of new issues, release of administrative guidance or rendering of a court decision affecting a particular tax issue. The Company believes its tax reserves reasonably provide for potential assessments that may result from Internal Revenue Service (“IRS”) examinations and other tax-related matters for all open tax years.

The Company is included in the NMIC consolidated federal income tax return.

Reinsurance Ceded

The Company cedes insurance to other companies in order to limit potential losses and to diversify its exposures. Such agreements do not relieve the Company of its primary obligation to the policyholder in the event the reinsurer is unable to meet the obligations it has assumed. Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported in the statutory statements of admitted assets, liabilities, capital and surplus on a net basis within the related future policy benefits and claims of the Company.

Accounting Changes

Effective January 1, 2020, the Company changed its reserve valuation basis for variable annuities due to changes to VM-21. As a result of this change, the Company records stochastic reserves, floored at the cash surrender value, instead of reserves using the standard scenario previously required under Actuarial Guideline XLIII “CARVM for Variable Annuities”. The impacts of the valuation basis change were recognized as of January 1, 2020, resulting in an increase to statutory capital and surplus of $1,367.

During 2020, the Company modified its approach used to schedule the reversals of its deferred tax assets for policyholder reserves under Statement of Statutory Accounting Principles No. 101, Income Taxes (“SSAP 101”). Prior to 2020 the Company scheduled the reversals of its deferred tax assets for policyholder reserves by estimating the reserve reversal using the aggregate policyholder reserve. As of January 1, 2020, the Company is now taking a disaggregate approach and calculates reversal of the deferred tax assets for policyholder reserves on a product-by-product basis. The new method is more precise and better reflects how the deferred tax assets for policyholder reserves moves with the underlying reserve liability. SSAP 101 permits a company to modify its scheduling method so long as the modification is treated as change in accounting principle. The impact of the change increases the Company’s net admitted deferred tax asset $27,669 and $28,585 as of December 31, 2020 and January 1, 2020, respectively, with a commensurate increase in capital and surplus. There was no impact on net income.

15

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Recently Adopted Accounting Standard

In December 2020, the Company adopted revisions to SSAP No. 2R, Cash, Cash Equivalents, Drafts and Short-Term Investments (“SSAP No. 2R”). The adopted revisions require internal cash pooling arrangements to meet certain criteria to be considered qualified cash pools, with investments in qualifying pools reported as cash equivalents on the statutory statements of admitted assets, liabilities, capital and surplus. The Company’s cash pool meets the criteria to be considered a qualified cash pool under SSAP No. 2R. The internal cash pooling arrangement with NCMC was historically classified as short-term investments, resulting in a change in classification to cash equivalents.

COVID-19

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a pandemic. The COVID-19 pandemic conditions create financial market volatility and uncertainty regarding whether and when certain customer behaviors will return to historical patterns, including sales of new and retention of existing policies, life insurance mortality and credit allowance exposure. Although impacting certain sales and revenues, none of the aforementioned items have had a material impact on the overall financial condition of the Company. The extent to which the COVID-19 pandemic may impact the Company’s ongoing operations and financial condition will depend on future developments that are evolving and uncertain.

Subsequent Events

The Company evaluated subsequent events through April 9, 2021, the date the statutory financial statements were issued.

The Department is in the process of implementing Ohio Administrative Code 3901-1-67, Alternative Derivative and Reserve Accounting Practices (“the Rule”). Once adopted and implemented, the Rule will constitute a prescribed practice as contemplated by the NAIC SAP. The prescribed practice is to allow Ohio-domiciled insurance companies to utilize certain alternative derivative and reserve accounting practices for eligible derivative instruments and indexed products, respectively, in order to better align the measurement of indexed product reserves and the derivatives that hedge them. Effective March 15, 2021, the Department allows Ohio-domiciled insurance companies the option to immediately utilize the alternative derivative and reserve accounting practices contemplated by the Rule. The Company adopted the prescribed practice allowed under the Rule effective January 1, 2021. The impacts of the prescribed practice continue to be evaluated and are expected to be material.

16

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(3)	Analysis of Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics

The following table summarizes the analysis of individual annuities actuarial reserves by withdrawal characteristics, as of the dates indicated:

(in thousands)	General account	Separate account non- guaranteed	Total	% of Total
December 31, 2020
Subject to discretionary withdrawal:
With market value adjustment	$20,022,335	$—	$20,022,335	87%
At book value less current surrender charge of 5% or more	982,569	—	982,569	4%
At fair value	5,706	317,439	323,145	1%

Total with market value adjustment or at fair value	$21,010,610	$317,439	$21,328,049	92%
At book value without adjustment (minimal or no charge or adjustment)	1,810,739	—	1,810,739	8%
Not subject to discretionary withdrawal	21,873	352	22,225	0%

Total, gross	$22,843,222	$317,791	$23,161,013	100%
Less: Reinsurance ceded	(896,639)	—	(896,639)

Total, net	$21,946,583	$317,791	$22,264,374

Amount included in ‘Subject to discretionary withdrawal at book value less current surrender charge of 5% or more’ that will move to ‘Subject to discretionary withdrawal at book value without adjustment (minimal or no charge or adjustment)’	$330,150	$—	$330,150

December 31, 2019
Subject to discretionary withdrawal:
With market value adjustment	$17,941,148	$—	$17,941,148	85%
At book value less current surrender charge of 5% or more	871,462	—	871,462	4%
At fair value	6,194	306,373	312,567	1%

Total with market value adjustment or at fair value	$18,818,804	$306,373	$19,125,177	90%
At book value without adjustment (minimal or no charge or adjustment)	1,980,974	—	1,980,974	10%
Not subject to discretionary withdrawal	30,653	652	31,305	0%

Total, gross	$20,830,431	$307,025	$21,137,456	100%
Less: Reinsurance ceded	(466,462)	—	(466,462)

Total, net	$20,363,969	$307,025	$20,670,994

Amount included in ‘Subject to discretionary withdrawal at book value less current surrender charge of 5% or more’ that will move to ‘Subject to discretionary withdrawal at book value without adjustment (minimal or no charge or adjustment)’	$173,127	$—	$173,127

17

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes the analysis of group annuities actuarial reserves by withdrawal characteristics, as of the dates indicated:

(in thousands)	General account	Separate account non- guaranteed	Total	% of Total
December 31, 2020
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	0%
At book value less current surrender charge of 5% or more		—	—	0%
At fair value	—	76,097	76,097	31%

Total with market value adjustment or at fair value	$—	$76,097	$76,097	31%
At book value without adjustment (minimal or no charge or adjustment)	13,621	—	13,621	6%
Not subject to discretionary withdrawal	152,008	—	152,008	63%

Total, gross	$165,629	$76,097	$241,726	100%
Less: Reinsurance ceded	(189)	—	(189)

Total, net	$165,440	$76,097	$241,537

Amount included in ‘Subject to discretionary withdrawal at book value less current surrender charge of 5% or more’ that will move to ‘Subject to discretionary withdrawal at book value without adjustment (minimal or no charge or adjustment)’	$—	$—	$—

December 31, 2019
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	0%
At book value less current surrender charge of 5% or more	94	—	94	0%
At fair value	—	74,131	74,131	85%

Total with market value adjustment or at fair value	$94	$74,131	$74,225	85%
At book value without adjustment (minimal or no charge or adjustment)	12,903	—	12,903	15%
Not subject to discretionary withdrawal	13	—	13	0%

Total, gross	$13,010	$74,131	$87,141	100%
Less: Reinsurance ceded	(223)	—	(223)

Total, net	$12,787	$74,131	$86,918

Amount included in ‘Subject to discretionary withdrawal at book value less current surrender charge of 5% or more’ that will move to ‘Subject to discretionary withdrawal at book value without adjustment (minimal or no charge or adjustment)’	$94	$—	$94

18

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes the analysis of deposit-type contracts and other liabilities without life or disability contingencies by withdrawal characteristics, as of the dates indicated:

(in thousands)	General account	Separate account non- guaranteed	Total	% of Total
December 31, 2020
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	0%
At fair value	—	—	—	0%

Total with market value adjustment or
At book value without adjustment (minimal or no charge or adjustment)	18,427	—	18,427	21%
Not subject to discretionary withdrawal	68,970	94	69,064	79%

Total, gross	$87,397	$94	$87,491	100%
Less: Reinsurance ceded	—	—	—

Total, net	$87,397	$94	$87,491

December 31, 2019
Subject to discretionary withdrawal:
With market value adjustment	$—	$—	$—	0%
At fair value	—	—	—	0%

Total with market value adjustment or
At book value without adjustment (minimal or no charge or adjustment)	3,754	—	3,754	5%
Not subject to discretionary withdrawal	68,742	131	68,873	95%

Total, gross	$72,496	$131	$72,627	100%
Less: Reinsurance ceded	—	—	—

Total, net	$72,496	$131	$72,627

The following table is a reconciliation of total annuity actuarial reserves and deposit fund liabilities, as of the dates indicated:

	December 31,
(in thousands)	2020	2019
Life, accident and health annual statement:
Annuities, net (excluding supplemental contracts with life contingencies)	$22,103,147	$20,367,910
Supplemental contracts with life contingencies, net	8,876	8,846
Deposit-type contracts	87,397	72,496

Subtotal	$22,199,420	$20,449,252
Separate accounts annual statement:
Annuities, net (excluding supplemental contracts with life contingencies)	$393,888	$381,156
Other contract deposit funds	94	131

Subtotal	$393,982	$381,287

Total annuity actuarial reserves and deposit fund liabilities, net	$22,593,402	$20,830,539

19

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes the analysis of life actuarial reserves by withdrawal characteristics, as of the dates indicated:

	General account			Separate account—nonguaranteed
(in thousands)	Account value	Cash value	Reserve	Account value	Cash value	Reserve
December 31, 2020
Subject to discretionary withdrawal, surrender values or policy loans:
Term policies with cash value	$—	$591	$591	$—	$—	$—
Universal life	235,166	229,116	235,235	—	—	—
Universal life with secondary guarantees	2,307,728	1,780,734	5,157,320	—	—	—
Indexed universal life with secondary guarantees	3,034,654	2,252,524	2,855,620	—	—	—
Other permanent cash value life insurance	—	118,216	227,134	—	—	—
Variable life	166,654	150,832	431,152	1,485,811	1,357,227	1,573,989
Variable universal life	—	—	—	—	—	—
Miscellaneous reserves	—	—	—	—	—	—

Subtotal	$5,744,202	$4,532,013	$8,907,052	$1,485,811	$1,357,227	$1,573,989
Not subject to discretionary withdrawal or no cash value:
Term policies without cash value	—	—	1,037,059	—	—	—
Accidental death benefits	—	—	82	—	—	—
Disability—active lives	—	—	39,170	—	—	—
Disability—disabled lives	—	—	36,366	—	—	—
Miscellaneous reserves	—	—	235,817	—	—	—

Total, gross	$5,744,202	$4,532,013	$10,255,546	$1,485,811	$1,357,227	$1,573,989
Less: reinsurance ceded	(489,888)	(407,816)	(2,296,199)	—	—	—

Total, net	$5,254,314	$4,124,197	$7,959,347	$1,485,811	$1,357,227	$1,573,989

20

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

	General account			Separate account—nonguaranteed
(in thousands)	Account value	Cash value	Reserve	Account value	Cash value	Reserve
December 31, 2019
Subject to discretionary withdrawal, surrender values or policy loans:
Term policies with cash value	$—	$538	$538	$—	$—	$—
Universal life	233,650	227,462	233,028	—	—	—
Universal life with secondary guarantees	2,167,349	1,621,461	4,482,682	—	—	—
Indexed universal life with secondary guarantees	2,345,226	1,713,577	2,170,661	—	—	—
Other permanent cash value life insurance	—	97,369	206,051	—	—	—
Variable life	155,904	141,510	379,988	1,254,378	1,123,147	1,326,506
Variable universal life	—	—	—	—	—	—
Miscellaneous reserves	—	—	—	—	—	—

Subtotal	$4,902,129	$3,801,917	$7,472,948	$1,254,378	$1,123,147	$1,326,506
Not subject to discretionary withdrawal or no cash value:
Term policies without cash value	—	—	945,698	—	—	—
Accidental death benefits	—	—	79	—	—	—
Disability—active lives	—	—	28,454	—	—	—
Disability—disabled lives	—	—	32,365	—	—	—
Miscellaneous reserves	—	—	259,870	—	—	—

Total, gross	$4,902,129	$3,801,917	$8,739,414	$1,254,378	$1,123,147	$1,326,506
Less: reinsurance ceded	(510,388)	(416,953)	(2,223,339)	—	—	—

Total, net	$4,391,741	$3,384,964	$6,516,075	$1,254,378	$1,123,147	$1,326,506

The following table is a reconciliation of life actuarial reserves, as of the dates indicated:

	December 31,
(in thousands)	2020	2019
Life, accident and health annual statement:
Life insurance, net	$7,741,535	$6,303,449
Accidental death benefits, net	82	79
Disability—active lives, net	37,830	27,103
Disability—disabled lives, net	35,444	31,486
Miscellaneous reserves, net	144,456	153,958

Subtotal	$7,959,347	$6,516,075
Separate accounts annual statement:
Life insurance	$1,573,989	$1,326,506
Miscellaneous reserves	—	—

Subtotal	$1,573,989	$1,326,506

Total life actuarial reserves, net	$9,533,336	$7,842,581

21

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(4)	Separate Accounts

The Company’s separate account statement includes assets legally insulated from the general account as of the dates indicated, attributed to the following product lines:

	December 31, 2020		December 31, 2019
(in thousands)	Legally insulated assets	Separate account assets (not legally insulated)	Legally insulated assets	Separate account assets (not legally insulated)
Product / Transaction:
Individual annuities	$394,160	$—	$381,552	$—
Life insurance	1,702,423	—	1,457,721	—

Total	$2,096,583	$—	$1,839,273	$—

The following table summarizes amounts paid towards separate account guarantees by the general account and related risk charges paid by the separate account for the years ended:

(in thousands)	Total paid toward separate account guarantees	Risk charges paid to general account
2020	$132	$371
2019	$107	$388
2018	$147	$417
2017	$355	$434
2016	$108	$430

The Company does not engage in securities lending transactions within its separate accounts.

Most separate accounts held by the Company relate to individual and group variable annuity and variable universal life insurance contracts of a non-guaranteed return nature. The net investment experience of the separate accounts is credited directly to the contract holder and can be positive or negative. The individual variable annuity contracts generally provide an incidental death benefit of the greater of account value or premium paid (net of prior withdrawals). However, many individual variable annuity contracts also provide death benefits equal to (i) the most recent fifth-year anniversary account value, (ii) the highest account value on any previous anniversary, (iii) premiums paid increased 5% or certain combinations of these, all adjusted for prior withdrawals. The death benefit and cash value under the variable universal life policies may vary with the investment performance of the underlying investments in the separate accounts. The assets and liabilities of these separate accounts are carried at fair value and are non-guaranteed.

22

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following tables summarize the separate account reserves of the Company, as of the dates indicated:

(in thousands)	Indexed	Nonindexed guarantee less than or equal to 4%	Nonindexed guarantee more than 4%	Nonguaranteed separate accounts	Total
December 31, 2020
Premiums, considerations or deposits	$—	$—	$—	$155,564	$155,564

Reserves
For accounts with assets at:
Fair value	$—	$—	$—	$1,967,971	$1,967,971

Total reserves[1]	$—	$—	$—	$1,967,971	$1,967,971

By withdrawal characteristics:
At fair value	—	—	—	1,967,525	1,967,525

Subtotal	$—	$—	$—	$1,967,525	$1,967,525
Not subject to discretionary withdrawal	—	—	—	446	446

Total reserves[1]	$—	$—	$—	$1,967,971	$1,967,971

1

The total reserves balance does not equal the liabilities related to separate accounts of $2,096,583 in the statutory statements of admitted assets, liabilities, capital and surplus by $128,612, due to an adjustment for CARVM/CRVM reserves and other liabilities that have not been allocated to the categories outlined above.

(in thousands)	Indexed	Nonindexed guarantee less than or equal to 4%	Nonindexed guarantee more than 4%	Nonguaranteed separate accounts	Total
December 31, 2019
Premiums, considerations or deposits	$—	$—	$—	$158,805	$158,805

Reserves
For accounts with assets at:
Fair value	$—	$—	$—	$1,707,792	$1,707,792

Total reserves[1]	$—	$—	$—	$1,707,792	$1,707,792

By withdrawal characteristics:
At fair value	—	—	—	1,707,009	1,707,009

Subtotal	$—	$—	$—	$1,707,009	$1,707,009
Not subject to discretionary withdrawal	—	—	—	783	783

Total reserves[1]	$—	$—	$—	$1,707,792	$1,707,792

1

The total reserves balance does not equal the liabilities related to separate accounts of $1,839,273 in the statutory statements of admitted assets, liabilities, capital and surplus by $131,481, due to an adjustment for CARVM/CRVM reserves and other liabilities that have not been allocated to the categories outlined above.

The following table is a reconciliation of net transfers to separate accounts, as of the dates indicated:

	December 31,
(in thousands)	2020	2019	2018
Transfers as reported in the statutory statements of operations of the separate accounts:
Transfers to separate accounts	$155,564	$158,805	$164,744
Transfers from separate accounts	74,554	98,477	118,818

Net transfers to separate accounts	$81,010	$60,328	$45,926
Reconciling adjustments:
Exchange accounts offsetting in the general account	6,274	7,437	10,380
Other miscellaneous adjustments not included in the general account balance	(132)	(73)	(25)

Transfers as reported in the statutory statements of operations	$87,152	$67,692	$56,281

23

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(5)	Investments

Bonds and Stocks

The following table summarizes the carrying value, the excess of fair value over carrying value, the excess of carrying value over fair value and the fair value of bonds and stocks, as of the dates indicated:

(in thousands)	Carrying value	Fair value in excess of carrying value	Carrying value in excess of fair value	Fair value
December 31, 2020
Bonds:
U.S. Government	$6,719	$426	$—	$7,145
States, territories and possessions	154,581	29,815	—	184,396
Political subdivisions	161,902	21,526	—	183,428
Special revenues	1,481,327	240,138	300	1,721,165
Industrial and miscellaneous	20,190,503	2,873,967	26,566	23,037,904
Loan-backed and structured securities	2,761,188	133,087	24,363	2,869,912

Total bonds	$24,756,220	$3,298,959	$51,229	$28,003,950

Common stocks	41,602	—	—	41,602
Preferred stocks	2,077	266	—	2,343

Total stocks	$43,679	$266	$—	$43,945

Total bonds and stocks	$24,799,899	$3,299,225	$51,229	$28,047,895

December 31, 2019
Bonds:
U.S. Government	$6,717	$406	$—	$7,123
States, territories and possessions	152,910	15,378	1,072	167,216
Political subdivisions	157,272	9,613	446	166,439
Special revenues	1,360,348	138,740	2,891	1,496,197
Industrial and miscellaneous	18,473,069	1,439,068	34,327	19,877,810
Loan-backed and structured securities	2,057,696	67,761	4,593	2,120,864

Total bonds	$22,208,012	$1,670,966	$43,329	$23,835,649

Common stocks	45,488	—	—	45,488
Preferred stocks	533	—	—	533

Total stocks	$46,021	$—	$—	$46,021

Total bonds and stocks	$22,254,033	$1,670,966	$43,329	$23,881,670

The carrying value of bonds on deposit with various states as required by law or special escrow agreement was $5,323 and $5,344 as of December 31, 2020 and 2019, respectively.

24

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes the carrying value and fair value of bonds, by contractual maturity, as of December 31, 2020. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without early redemption penalties.

(in thousands)	Carrying value	Fair value
Bonds:
Due in one year or less	$280,584	$283,504
Due after one year through five years	3,174,435	3,396,668
Due after five years through ten years	10,505,772	11,743,144
Due after ten years	8,034,241	9,710,722

Total bonds excluding loan-backed and structured securities	$21,995,032	$25,134,038
Loan-backed and structured securities	2,761,188	2,869,912

Total bonds	$24,756,220	$28,003,950

The following table summarizes the fair value and unrealized losses on bonds and stocks (amount by which cost or amortized cost exceeds fair value), for which other-than-temporary declines in value have not been recognized, based on the amount of time each type of bond or stock has been in an unrealized loss position, as of the dates indicated:

	Less than or equal to one year		More than one year		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2020
Bonds:
Special revenues	$11,888	$300	$—	$—	$11,888	$300
Industrial and miscellaneous	521,165	17,804	158,264	7,027	679,429	24,831
Loan-backed and structured securities	675,825	19,578	110,656	4,971	786,481	24,549

Total bonds	$1,208,878	$37,682	$268,920	$11,998	$1,477,798	$49,680

Common stocks	8,302	1,698	—	—	8,302	1,698

Total bonds and stocks	$1,217,180	$39,380	$268,920	$11,998	$1,486,100	$51,378

December 31, 2019
Bonds:
States, territories and possessions	$24,343	$1,072	$—	$—	$24,343	$1,072
Political subdivisions	37,145	446	—	—	37,145	446
Special revenues	192,756	2,891	—	—	192,756	2,891
Industrial and miscellaneous	533,163	9,424	456,647	35,634	989,810	45,058
Loan-backed and structured securities	182,369	978	62,344	3,804	244,713	4,782

Total bonds	$969,776	$14,811	$518,991	$39,438	$1,488,767	$54,249

Common stocks	2,756	34	—	—	2,756	34

Total bonds and stocks	$972,532	$14,845	$518,991	$39,438	$1,491,523	$54,283

As of December 31, 2020, management evaluated securities in an unrealized loss position and all non-marketable securities for impairment. As of the reporting date, the Company has the intent and ability to hold these securities until the fair value recovers, which may be maturity, and therefore, does not consider the securities to be other-than-temporarily impaired.

There was no intent to sell other-than-temporary impairments on loan-backed and structured securities for the years ended December 31, 2020 and 2019.

25

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Mortgage Loans, Net of Allowance

The following table summarizes the amortized cost of mortgage loans by method of evaluation for credit loss, and the related valuation allowances by type of credit loss, as of the dates indicated:

	December 31,
(in thousands)	2020	2019
Amortized cost:
Loans with non-specific reserves	$6,671,591	$5,713,023
Loans with specific reserves	487	626

Total amortized cost	$6,672,078	$5,713,649

Valuation allowance:
Non-specific reserves	$53,736	$32,227
Specific reserves	210	210

Total valuation allowance[1]	$53,946	$32,437

Mortgage loans, net of allowance	$6,618,132	$5,681,212

1

Changes in the valuation allowance are due to portfolio growth and current period provisions. These changes in the valuation allowance for the years ended December 31, 2020, 2019, and 2018 were immaterial.

As of December 31, 2020 and 2019, the Company’s mortgage loans classified as delinquent and/or in non-accrual status were immaterial in relation to the total mortgage loan portfolio.

The following table summarizes the LTV ratio and DSC ratio of the mortgage loan portfolio, as of the dates indicated:

	LTV ratio			DSC ratio
(in thousands)	Less than 90%	90% or greater	Total	Greater than 1.00	Less than or equal to 1.00	Total
December 31, 2020
Apartment	$2,401,096	$51,349	$2,452,445	$2,431,531	$20,914	$2,452,445
Industrial	1,268,138	—	1,268,138	1,268,138	—	1,268,138
Office	1,168,211	—	1,168,211	1,167,724	487	1,168,211
Retail	1,486,514	13,447	1,499,961	1,490,627	9,334	1,499,961
Other	244,998	—	244,998	244,998	—	244,998

Total	$6,568,957	$64,796	$6,633,753	$6,603,018	$30,735	$6,633,753

Weighted average DSC ratio	2.14	1.27	2.13	n/a	n/a	n/a
Weighted average LTV ratio	n/a	n/a	n/a	63%	86%	63%

December 31, 2019
Apartment	$2,027,087	$59,784	$2,086,871	$2,065,587	$21,284	$2,086,871
Industrial	1,052,017	—	1,052,017	1,052,017	—	1,052,017
Office	995,423	—	995,423	994,797	626	995,423
Retail	1,339,966	—	1,339,966	1,339,966	—	1,339,966
Other	213,395	—	213,395	213,395	—	213,395

Total	$5,627,888	$59,784	$5,687,672	$5,665,762	$21,910	$5,687,672

Weighted average DSC ratio	2.08	1.34	2.07	n/a	n/a	n/a
Weighted average LTV ratio	n/a	n/a	n/a	61%	92%	61%

1	Excludes $38,325 and $25,977 of commercial mortgage loans that were under development as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, the Company has a diversified mortgage loan portfolio with no more than 23% and 26% in a geographic region in the U.S. and no more than 1.0% and 1.2%, respectively, with any one borrower. The maximum and minimum lending rates for mortgage loans originated or acquired during 2020 and 2019 were 5.0% and 2.5% and 12% and 3%, respectively. As of December 31, 2020 and 2019, the maximum LTV ratio of any one loan at the time of loan origination was 91.0% and 93.0%, respectively. As of December 31, 2020 and 2019, the Company did not hold mortgage loans with interest 90 days or more past due. Additionally, there were no taxes, assessments or any amounts advanced and not included in the mortgage loan portfolio.

26

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Securities Lending

The fair value of loaned securities was $80,363 and $91,407 as of December 31, 2020 and 2019, respectively. The Company held $68,299 and $70,208 in cash collateral on securities lending in the general account as of December 31, 2020 and 2019, respectively. The carrying value and fair value of reinvested collateral assets was $68,299 and $70,288 and had a contractual maturity of under 30 days as of December 31, 2020 and 2019. The fair value of bonds acquired with reinvested collateral assets was $69,665 and $71,694 as of December 31, 2020 and 2019, respectively. There are no securities lending transactions that extend beyond one year as of the reporting date. The Company had received $13,999 and $23,394 in non-cash collateral at fair value on securities lending as of December 31, 2020 and 2019, respectively.

Net Investment Income

The following table summarizes net investment income by investment type, for the years ended:

	December 31,
(in thousands)	2020	2019	2018
Bonds	$909,863	$793,003	$615,397
Mortgage loans	251,910	210,145	162,817
Policy loans	5,508	5,242	4,050
Derivative instruments	18,065	16,409	11,425
Other	18,210	21,630	9,879

Gross investment income	$1,203,556	$1,046,429	$803,568
Investment expenses	(29,050)	(27,338)	(20,863)

Net investment income	$1,174,506	$1,019,091	$782,705

There was no investment income due and accrued that was nonadmitted as of December 31, 2020 and 2019.

Net Realized Capital Gains and Losses

The following table summarizes net realized capital gains and losses for the years ended:

	December 31,
(in thousands)	2020	2019	2018
Gross gains on sales	$9,634	$1,357	$1,409
Gross losses on sales	(13,768)	(2,753)	(6,108)

Net realized (losses) on sales	$(4,134)	$(1,396)	$(4,699)
Net realized derivative gains	79,893	186,891	99,294
Other-than-temporary impairments	(34,759)	(988)	(725)

Total net realized capital gains	$41,000	$184,507	$93,870
Tax benefit (expense) on net gains	4,557	(4,690)	(2,669)

Net realized capital gains, net of tax	$45,557	$179,817	$91,201
Less: Realized losses transferred to the IMR	(677)	(1,365)	(1,116)

Net realized capital gains, net of tax and transfers to the IMR	$46,234	$181,182	$92,317

For the year ended December 31, 2020, the gross realized gains and gross realized losses on sales of bonds were $6,315 and $13,702, respectively. For the year ended December 31, 2019, gross realized gains and gross realized losses on sales of bonds were $1,337 and $2,750, respectively. For the year ended December 31, 2018, gross realized gains and gross realized losses on sales of bonds were $1,250 and $3,147, respectively.

The Company did not enter into any repurchase transactions that would be considered wash sales during the years ended December 31, 2020, 2019 and 2018.

Investment Commitments

The Company had unfunded commitments related to its investment in limited partnerships and limited liability companies totaling $256,313 and $199,771 as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, there was $31,890 and $201,680 of outstanding commitments to fund mortgage loans, respectively. As of December 31, 2020 and 2019, there was $1,054 and $101,000 of outstanding commitments to purchase bonds, respectively. As of December 31, 2020 and 2019, there was no outstanding commitments to purchase common stock.

27

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(6)	Derivative Instruments

The Company is exposed to certain risks related to its ongoing business operations which are managed using derivative instruments.

Interest rate risk management. In the normal course of business, the Company enters into transactions that expose it to interest rate risk arising from mismatches between assets and liabilities. The Company may use interest rate swaps and futures to reduce or alter interest rate exposure. As of December 31, 2020 and 2019, the Company did not hold any interest rate contracts.

Indexed crediting risk management. The Company issues a variety of insurance and annuity products with indexed crediting features that expose the Company to risks related to the performance of an underlying index. To mitigate these risks, the Company enters into a variety of derivatives including index options, total return swaps and futures. The underlying indices can have exposure to equites, commodities and fixed income securities.

Other risk management. As part of its regular investing activities, the Company may purchase foreign currency denominated investments. These investments and the associated income expose the Company to volatility associated with movements in foreign exchange rates. As foreign exchange rates change, the increase or decrease in the cash flows of the derivative instrument are intended to mitigate the changes in the functional-currency equivalent cash flows of the hedged item. To mitigate this risk, the Company uses cross-currency swaps.

Credit risk associated with derivatives transactions. The Company periodically evaluates the risks within the derivative portfolios due to credit exposure. When evaluating this risk, the Company considers several factors which include, but are not limited to, the counterparty credit risk associated with derivative receivables, the Company’s own credit as it relates to derivative payables, the collateral thresholds associated with each counterparty and changes in relevant market data in order to gain insight into the probability of default by the counterparty. The Company also considers the impact credit exposure could have on the effectiveness of the Company’s hedging relationships. As of December 31, 2020 and 2019, the impact of the exposure to credit risk on the fair value measurement of derivatives and the effectiveness of the Company’s hedging relationships was immaterial.

The following table summarizes the fair value, carrying value and related notional amounts of derivative instruments, as of the dates indicated:

(in thousands)	Notional amount	Net carrying value	Fair value asset	Fair value liability	Average fair value
December 31, 2020
Cross currency swaps	$1,250,606	$(55,754)	$35,463	$(46,770)	$(149)
Options	27,176,992	1,189,793	1,189,793	—	289
Total return swaps	1,323,406	(2,617)	89	(2,706)	(872)
Futures	672,065	—	—	—	—

Total derivatives[1]	$30,423,069	$1,131,422	$1,225,345	$(49,476)	$(732)

December 31, 2019
Cross currency swaps	$1,017,460	$17,227	$42,923	$(5,913)	$617
Options	23,535,106	1,380,228	1,380,228	—	331
Total return swaps	759,943	(915)	15	(930)	(458)
Futures	695,220	—	—	—	—

Total derivatives[1]	$26,007,729	$1,396,540	$1,423,166	$(6,843)	$490

1	Fair value balance excludes immaterial accrued interest on derivative assets for December 31, 2020 and 2019.

28

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Of the $1,225,345 and $1,423,166 of fair value of total derivative assets as of December 31, 2020 and 2019, $43,166 and $6,297, respectively, are subject to master netting agreements. The Company received $1,160,126 and $1,422,337 of cash collateral, respectively, resulting in an immaterial uncollateralized position as of December 31, 2020 and 2019. Of the $49,476 and $6,843 of fair value of total derivative liabilities as of December 31, 2020 and 2019, $43,166 and $6,297, respectively, are subject to master netting agreements. The Company posted $6,559 and $505 of cash collateral, respectively, resulting in an immaterial uncollateralized position as of December 31, 2020 and 2019. In addition, the Company posted initial margin on derivative instruments of $41,903 and $28,159 as of December 31, 2020 and 2019, respectively.

The following table summarizes net gains and losses on derivatives programs by type of derivative instrument, as of the dates indicated:

	Net realized gains (losses) recorded in operations			Unrealized gains (losses) recorded in capital and surplus
	December 31,			December 31,
(in thousands)	2020	2019	2018	2020	2019	2018
Options	$3,812	$92,950	$146,401	$(332,827)	$752,810	$(565,905)
Cross-currency swaps	826	—	—	(72,981)	(13,916)	34,794
Total return swaps	21,127	(12,830)	—	(1,702)	(915)	—
Futures	54,128	106,771	(47,107)	(2,918)	24,556	(17,189)

Total	$79,893	$186,891	$99,294	$(410,428)	$762,535	$(548,300)

(7)	Fair Value Measurements

The following table summarizes assets and liabilities held at fair value as of December 31, 2020:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Bonds	$—	$—	$168	$168
Common stocks unaffiliated	8,302	33,300	—	41,602
Derivative assets	—	89	1,189,793	1,189,882
Separate account assets	2,096,583	—	—	2,096,583

Assets at fair value	$2,104,885	$33,389	$1,189,961	$3,328,235

Liabilities
Derivative liabilities	$—	$2,706	$—	$2,706

Liabilities at fair value	$—	$2,706	$—	$2,706

The following table presents the rollforward of Level 3 assets held at fair value during the year ended December 31, 2020:

(in thousands)	Bonds	Derivative assets	Assets at fair value
Balance as of December 31, 2019	$166	$1,380,228	$1,380,394
Net gains (losses):
In operations	—	3,812	3,812
In surplus	3	(332,827)	(332,824)
Purchases	—	461,836	461,836
Sales	(1)	(323,256)	(323,257)
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	—	—

Balance as of December 31, 2020	$168	$1,189,793	$1,189,961

29

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes assets and liabilities held at fair value as of December 31, 2019:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Bonds	$—	$—	$166	$166
Common stocks unaffiliated	2,756	42,732	—	45,488
Derivative assets	—	15	1,380,228	1,380,243
Separate account assets	1,839,273	—	—	1,839,273

Assets at fair value	$1,842,029	$42,747	$1,380,394	$3,265,171

Liabilities
Derivative liabilities	$—	$930	$—	$930

Liabilities at fair value	$—	$930	$—	$930

The following table presents the rollforward of Level 3 assets held at fair value during the year ended December 31, 2019:

(in thousands)	Bonds	Derivative assets	Assets at fair value
Balance as of December 31, 2018	$171	$436,843	$437,014
Net gains (losses):
In operations	—	92,950	92,950
In surplus	(1,497)	752,810	751,313
Purchases	(131)	370,442	370,311
Issuances	—	(92,598)	(92,598)
Sales	(502)	(180,219)	(180,721)
Transfers into Level 3	9,424	—	9,424
Transfers out of Level 3	(7,299)	—	(7,299)

Balance as of December 31, 2019	$166	$1,380,228	$1,380,394

Bond transfers into and/or out of Level 3 during the year ended December 31, 2019 are due to the changes in observability of pricing inputs and changes resulting from application of the lower of amortized cost or fair value rules based on the security’s NAIC designation.

30

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes the carrying value and fair value of the Company’s assets and liabilities not held at fair value as of the dates indicated. The valuation techniques used to estimate these fair values are described below or in Note 2.

	Fair value				Carrying value
(in thousands)	Level 1	Level 2	Level 3	Total fair value
December 31, 2020
Assets
Bonds[1]	$440,273	$26,730,676	$832,833	$28,003,782	$24,756,052
Preferred stocks unaffiliated	—	—	2,343	2,343	2,077
Mortgage loans, net of allowance	—	—	6,719,363	6,719,363	6,618,132
Policy loans	—	—	140,886	140,886	140,886
Derivative assets	—	35,463	—	35,463	12,994
Cash, cash equivalents and short-term investments	264,486	1,429,987	—	1,694,473	1,694,473
Securities lending collateral assets	68,299	—	—	68,299	68,299

Total assets	$773,058	$28,196,126	$7,695,425	$36,664,609	$33,292,913

Liabilities
Derivative liabilities	$—	$46,770	$—	$46,770	$68,748
Investment contracts	—	—	55,713	55,713	55,706

Total liabilities	$—	$46,770	$55,713	$102,483	$124,454

December 31, 2019
Assets
Bonds[1]	$668,565	$22,845,832	$321,086	$23,835,483	$22,207,846
Preferred stocks unaffiliated		533	—	533	533
Mortgage loans, net of allowance	—	—	5,777,551	5,777,551	5,681,212
Policy loans	—	—	127,747	127,747	127,747
Derivative assets	—	42,923	—	42,923	28,565
Short-term investments	186,000	1,633,506	—	1,819,506	1,819,506
Securities lending collateral assets	70,288	—	—	70,288	70,288

Total assets	$924,853	$24,522,794	$6,226,384	$31,674,031	$29,935,697

Liabilities
Derivative liabilities	$—	$5,913	$—	$5,913	$11,338
Investment contracts²	—	—	56,222	56,222	56,194

Total liabilities	$—	$5,913	$56,222	$62,135	$67,532

1	Level 3 is primarily composed of industrial and miscellaneous bonds.
2	Prior period balances updated to conform to current period presentation.

Mortgage loans, net of allowance. The fair values of mortgage loans are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.

Policy loans. The carrying amount reported in the statutory statements of admitted assets, liabilities, capital and surplus approximates fair value as policy loans are fully collateralized by the cash surrender value of underlying insurance policies.

Securities lending collateral assets. These assets are comprised of bonds and short-term investments and the respective fair values are estimated based on the fair value methods described in Note 2.

Investment contracts. For investment contracts without defined maturities, fair value is the amount payable on demand, net of surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued. The fair value of adjustable rate contracts approximates their carrying value.

31

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(8)	Federal Income Taxes

The following tables summarize the net admitted deferred tax assets, as of the dates indicated:

	December 31, 2020
(in thousands)	Ordinary	Capital	Total
Total gross deferred tax assets	$372,776	14,461	387,237
Statutory valuation allowance adjustment	—	—	—

Adjusted gross deferred tax assets	$372,776	$14,461	$387,237
Less: Deferred tax assets nonadmitted	77,826		77,826

Net admitted deferred tax assets	$294,950	$14,461	$309,411
Less: Deferred tax liabilities	184,190	16,341	200,531

Net admitted deferred tax assets	$110,760	$(1,880)	$108,880

	December 31, 2019
(in thousands)	Ordinary	Capital	Total
Total gross deferred tax assets	$325,573	12,744	338,317
Statutory valuation allowance adjustment	—	—	—

Adjusted gross deferred tax assets	$325,573	$12,744	$338,317
Less: Deferred tax assets nonadmitted	81,783	5,596	87,379

Net admitted deferred tax assets	$243,790	$7,148	$250,938
Less: Deferred tax liabilities	184,720	1,971	186,691

Net admitted deferred tax assets	$59,070	$5,177	$64,247

The following table summarizes components of the change in deferred income taxes reported in capital and surplus before consideration of nonadmitted assets and changes from the prior year, as of the dates indicated:

	December 31,
(in thousands)	2020	2019	Change
Adjusted gross deferred tax assets	$387,237	$338,317	$48,920
Total deferred tax liabilities	(200,531)	(186,691)	(13,840)

Net deferred tax assets	$186,706	$151,626	$35,080
Less: Tax effect of unrealized losses			76,734

Change in deferred income tax			$(41,654)

The following tables summarize components of the admitted deferred tax assets calculation, as of the dates indicated:

	December 31, 2020
(in thousands)	Ordinary	Capital	Total
Federal income taxes recoverable through loss carryback	$—	$2,880	$2,880
Adjusted gross deferred tax assets expected to be realized[1]	102,384	3,616	106,000
Adjusted gross deferred tax assets offset against existing gross deferred tax liabilities	192,566	7,965	200,531

Admitted deferred tax assets	$294,950	$14,461	$309,411

	December 31, 2019
(in thousands)	Ordinary	Capital	Total
Federal income taxes recoverable through loss carryback	$—	$2,263	$2,263
Adjusted gross deferred tax assets expected to be realized[1]	59,070	2,914	61,984
Adjusted gross deferred tax assets offset against existing gross deferred tax liabilities	184,720	1,971	186,691

Admitted deferred tax assets	$243,790	$7,148	$250,938

1

Note that this amount is calculated as the lesser of the adjusted gross deferred tax assets expected to be realized following the balance sheet date or the adjusted gross deferred tax assets allowed per the limitation threshold. For the year ended December 31, 2020, the threshold limitation for adjusted capital and surplus was $345,775. For the year ended December 31, 2019, the threshold limitation for adjusted capital and surplus was $322,727.

32

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The adjusted capital and surplus used to determine the recovery period and adjusted gross deferred tax assets allowed per the limitation threshold was $2,305,165 and $2,151,514 as of December 31, 2020 and 2019. The ratio percentage used to determine the recovery period and adjusted gross deferred tax assets allowed per the limitation threshold was 724% and 857% as of December 31, 2020 and 2019.

The following tables summarize the impact of tax planning strategies, as of the dates indicated:

	December 31, 2020
	Ordinary	Capital	Total
Adjusted gross deferred tax assets	48.21%	0.00%	48.21%
Net admitted adjusted gross deferred tax assets	0.00%	0.00%	0.00%

	December 31, 2019
	Ordinary	Capital	Total
Adjusted gross deferred tax assets	41.63%	3.18%	44.81%
Net admitted adjusted gross deferred tax assets	24.21%	33.00%	57.21%

The Company’s tax planning strategies included the use of affiliated reinsurance for the year ended December 31, 2020 and 2019.

There were no temporary differences for which deferred tax liabilities were not recognized for the years ended December 31, 2020 and 2019.

33

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes the tax effects of temporary differences and the change from the prior year, for the years ended:

	December 31,
(in thousands)	2020	2019	Change
Deferred tax assets
Ordinary:
Future policy benefits and claims	$201,562	$188,049	$13,513
Investments	14,059	2,511	11,548
Deferred acquisition costs	150,755	129,431	21,324
Policyholders’ dividends accumulation	199	204	(5)
Receivables - nonadmitted	1,078	561	517
Tax credit carry-forward	101	41	60
Other	5,022	4,776	246

Subtotal	$372,776	$325,573	$47,203

Statutory valuation allowance adjustment	—	—	—
Nonadmitted	77,826	81,783	(3,957)

Admitted ordinary deferred tax assets	$294,950	$243,790	$51,160

Capital:
Investments	14,461	12,744	1,717

Subtotal	$14,461	$12,744	$1,717

Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	5,596	(5,596)

Admitted capital deferred tax assets	$14,461	$7,148	$7,313

Admitted deferred tax assets	$309,411	$250,938	$58,473

Deferred tax liabilities
Ordinary:
Investments	$(2,695)	$(5,264)	$2,569
Deferred and uncollected premium	(11,585)	(11,417)	(168)
Future policy benefits and claims	(29,907)	(35,850)	5,943
Permitted practice trust assets	(140,003)	(132,189)	(7,814)

Subtotal	$(184,190)	$(184,720)	$530

Capital:
Investments	(16,341)	(1,971)	(14,370)

Subtotal	$(16,341)	$(1,971)	$(14,370)

Deferred tax liabilities	$(200,531)	$(186,691)	$(13,840)

Net deferred tax assets	$108,880	$64,247	$44,633

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the total deferred tax assets will not be realized. Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized. Based on the Company’s analysis, it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize all deferred tax assets as of December 31, 2020. Therefore, no valuation allowance has been established as of December 31, 2020 and 2019.

34

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The following table summarizes the Company’s income tax incurred and change in deferred income tax. The total income tax and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income (loss) before tax as follows, for the years ended:

	December 31,
(in thousands)	2020	2019	2018
Current income tax (benefit) expense	$(43,302)	$125,266	$(69,646)
Change in deferred income tax (without tax on unrealized gains and losses)	41,655	(312,326)	121,296

Total income tax (benefit) expense reported	$(1,647)	$(187,060)	$51,650

Income (loss) before income and capital gains taxes	$55,718	$(498,196)	$160,359
Federal statutory tax rate	21%	21%	21%

Expected income tax expense (benefit) at statutory tax rate	$11,701	$(104,621)	$33,676
(Decrease) increase in actual tax reported resulting from:
Initial ceding commission and expense allowance	(6,892)	43,861	(4,018)
Dividends received deduction	(787)	(993)	(292)
Change in tax reserves	—	—	28
Deferred tax benefit on nonadmitted assets	(3,830)	(3,043)	(5,860)
Tax adjustment for IMR	396	453	624
Tax credits	(899)	(936)	(445)
Change in valuation allowance	—	(121,915)	31,936
Tax (benefit) related to the Tax Cuts and Jobs Act[1]	—	—	(4,375)
Disregarded entity adjustment	765	542	468
Loss carryback rate differential	(1,947)	—	—
Other	(154)	(408)	(92)

Total income tax (benefit) expense reported	$(1,647)	$(187,060)	$51,650

1	Prior year amount represents the remeasurement of deferred tax assets revised after return filing as a result of the Tax Cuts and Jobs Act.

The Company incurred $2,263 in federal income tax expense in 2019 which is available for recoupment in the event of future net losses.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law and includes certain income tax provisions relevant to businesses. The Company is required to recognize the effect on the financial statements in the period the law was enacted. For year ended December 31, 2020, the CARES Act did not have a material impact on the Company’s financial statements.

The following table summarizes operating loss or tax credit carry-forwards available as of December 31, 2020:

(in thousands)	Amount	Origination	Expiration
Business credits	$41	2018	2038
Business credits	$34	2019	2039
Business credits	$25	2020	2040

35

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

The Company is included in the NMIC consolidated federal income tax return which includes the following entities:

Nationwide Mutual Insurance Company	Nationwide Corporation
AGMC Reinsurance, Ltd.	Nationwide Financial Assignment Company
Allied Group, Inc.	Nationwide Financial General Agency, Inc.
Allied Holding (Delaware), Inc.	Nationwide Financial Services, Inc.
Allied Insurance Company of America	Nationwide General Insurance Company
Allied Property & Casualty Insurance Company	Nationwide Global Holdings, Inc.
Allied Texas Agency, Inc.	Nationwide Indemnity Company
AMCO Insurance Company	Nationwide Insurance Company of America
American Marine Underwriters	Nationwide Insurance Company of Florida
Crestbrook Insurance Company	Nationwide Investment Services Corporation
Depositors Insurance Company	Nationwide Life and Annuity Insurance Company
DVM Insurance Agency, Inc.	Nationwide Life Insurance Company
Eagle Captive Reinsurance, LLC	Nationwide Lloyds
Freedom Specialty Insurance Company	Nationwide Property & Casualty Insurance Company
Harleysville Group Inc.	Nationwide Retirement Solutions, Inc.
Harleysville Insurance Co. of New York	Nationwide Sales Solutions, Inc.
Harleysville Insurance Company	Nationwide Trust Company, FSB
Harleysville Insurance Company of New Jersey	NBS Insurance Agency, Inc.
Harleysville Lake States Insurance Company	NFS Distributors, Inc.
Harleysville Life Insurance Company	NWD Investment Management, Inc.
Harleysville Preferred Insurance Company	Registered Investment Advisors Services, Inc.
Harleysville Worcester Insurance Company	Scottsdale Indemnity Company
Jefferson National Financial Corporation	Scottsdale Insurance Company
Jefferson National Securities Corporation	Scottsdale Surplus Lines Insurance Company
Lone Star General Agency, Inc.	THI Holdings (Delaware), Inc.
National Casualty Company	Titan Insurance Company
Nationwide Advantage Mortgage Company	Titan Insurance Services, Inc.
Nationwide Affinity Insurance Company of America	Veterinary Pet Insurance Company
Nationwide Agent Risk Purchasing Group, Inc.	Victoria Fire & Casualty Company
Nationwide Agribusiness Insurance Company	Victoria National Insurance Company
Nationwide Assurance Company	Victoria Select Insurance Company
Nationwide Cash Management Company	VPI Services, Inc.

The method of allocation among the companies is based upon separate return calculations with current benefit for tax losses and credits utilized in the consolidated return.

The Company did not have any protective tax deposits under Section 6603 of the Internal Revenue Code as of December 31, 2020 and 2019.

The Company does not have any tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

36

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(9)	Federal Home Loan Bank Funding Agreement

During March 2019, the Company became a member of the Federal Home Loan Bank of Cincinnati (“FHLB”). Through its membership, the FHLB established the Company’s capacity for short-term borrowings and cash advances under the funding agreement program at up to 50% of total admitted assets.

The Company’s Board of Directors has authorized the issuance of funding agreements up to $4,000,000 to the FHLB, shared between the Company and NLIC, in exchange for cash advances, which are collateralized by pledged securities. The Company uses these funds in an investment spread lending strategy, consistent with its other investment spread operations. As such, the Company will apply Statements of Statutory Accounting Principles (“SSAP”) No. 52 – Deposit-Type Contracts accounting treatment to these funds, consistent with its other deposit-type contracts. It is not part of the Company’s strategy to utilize these funds for operations, and any funds obtained from the FHLB for use in general operations would be accounted for consistent with SSAP No. 15 – Debt and Holding Company Obligations, as borrowed money. Membership requires the Company to purchase and hold a minimum amount of FHLB common stock plus additional stock based on outstanding advances. The Company has $30,000 and $30,000 in membership stock and as part of the agreement, purchased and held an additional $2,000 and $1,000 in activity stock and $1,300 and $0 in excess stock as of December 31, 2020 and 2019, respectively, which is included in stocks on the statutory statements of admitted assets, liabilities, capital and surplus. The Company’s liability for advances from the FHLB was $50,005 and $50,025 as of December 31, 2020 and 2019, which is included in future policy benefits and claims on the statutory statements of admitted assets, liabilities, capital and surplus. The advances were collateralized by bonds and mortgage loans with carrying values of $60,285 (0.2% of total admitted assets) and $55,860 (0.2% of total admitted assets) as of December 31, 2020 and 2019, which are included in bonds and mortgage loans on the statutory statement of admitted assets, liabilities, capital and surplus.

Additionally, through its membership, the Company has access to borrow up to $300,000 from the FHLB to provide financing for operations that expired on March 22, 2020. In March 2020, the Company renewed the agreement with the FHLB until March 19, 2021. The Company had no amounts outstanding under the agreement as of December 31, 2020. In February 2021, the Company terminated this agreement and entered into a new agreement with the FHLB, which expires February 4, 2022, and allows the Company and NLIC access to collectively borrow up to $1,050,000 in the aggregate, which would be collateralized by pledged securities.

(10)	Reinsurance

The Company has an intercompany reinsurance agreement with its wholly owned subsidiary, Olentangy, whereby the Company cedes a block of certain universal life and term life insurance policies on an indemnity coinsurance basis with funds withheld and a block of certain term life insurance policies on a yearly renewable term basis. These policies are ceded to a reinsurance pool that includes Olentangy and UHRL, a Bermuda captive (collectively, “Reinsurance Pool”). The Reinsurance Pool members have joint and several liability under the reinsurance agreement until June 30, 2028 when UHRL exits the Reinsurance Pool and Olentangy becomes solely liable. The Company has recorded an aggregate write-in for gains and losses in surplus, which is being amortized into operations in future periods as earnings emerge from the business reinsured. Amounts ceded to Olentangy under the reinsurance agreement during 2020, 2019 and 2018 included premiums of $83,087, $100,399 and $91,373, respectively, benefits and claims of $76,344, $53,001 and $78,684, respectively, and net investment earnings on funds withheld assets of $37,684, $50,188 and $47,028, respectively. In order for the Company to record a reinsurance reserve credit of $1,775,059 as of December 31, 2020 for the ceded block, the Company is holding assets in funds withheld for the benefit of the Reinsurance Pool with a book adjusted carrying value and fair value of $1,097,721 and $1,329,376, respectively. As of December 31, 2019, the book adjusted carrying value and fair value of the funds withheld assets was $1,071,342 and $1,197,424, respectively. The Reinsurance Pool has also established a trust account for the benefit of the Company which had a fair value of $693,125 and $650,529 as of December 31, 2020 and 2019, respectively.

37

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Effective December 31, 2019, the Company entered into a 100% coinsurance agreement with funds withheld with an affiliate, Eagle Captive Reinsurance, LLC (“Eagle”), to cede guaranteed lifetime withdrawal benefit (“GLWB”) rider obligations provided under certain fixed indexed annuity contracts issued and to be issued by NLAIC. While the GLWB contract riders are ceded by NLAIC to Eagle, the base annuity contracts and any non-reinsured risks will be retained by NLAIC. Eagle, a wholly-owned subsidiary of NLIC, is an Ohio domiciled special purpose financial captive insurance company that applies a prescribed practice which values the assumed GLWB risks from NLAIC using an alternative reserving basis from the Statutory Accounting Principles detailed within the NAIC SAP pursuant to Ohio Revised Code Chapter 3964 and approval by the Department. As a result of the reinsurance agreement, the Company recognized an initial surplus gain of $226,396 on December 31, 2019, representing the after-tax amount of net ceded premiums and change in ceded GLWB rider reserve obligations. This initial surplus gain was recorded on the 2019 statutory statements of changes in capital and surplus as an aggregate write-in for gains in surplus, from the 2019 statutory statements of operations increase in reserves for future policy benefits and claims, and will be amortized into operations in future periods. Amounts ceded to Eagle under this arrangement during 2020 and 2019 included premiums of $65,501 and $94,533, respectively, and net investment earnings on funds withheld assets of $4,894 and $0, respectively. As of December 31, 2020 and 2019, the carrying value of the funds withheld assets was $156,052 and $94,533, respectively, which consists of bonds and cash equivalents/short-term investments and equals the amount of Eagle’s assumed GLWB rider reserve obligations calculated using the alternative reserving basis. As of December 31, 2020 and 2019, the Company’s reserve credit for guaranteed benefits ceded was $818,559 and $381,110, respectively. Amounts payable to Eagle related to the reinsurance agreement was $12,143 and $0 as of December 31, 2020 and 2019, respectively.

The Company has an intercompany reinsurance agreement with NLIC whereby certain inforce and subsequently issued fixed individual deferred annuity contracts are ceded on a modified coinsurance basis. Under modified coinsurance agreements, the ceding company retains invested assets and investment earnings are paid to the reinsurer. Under terms of the agreement, NLIC bears the investment risk associated with changes in interest rates. Risk of asset default is retained by the Company, and NLIC pays a fee to the Company for the Company’s retention of such risk. The agreement will remain inforce until all contract obligations are settled. The ceding of risk does not discharge the original insurer from its primary obligation to the contractholder. Amounts ceded to NLIC are included in the Company’s statutory statement of operations for 2020, 2019 and 2018 and include considerations of $12,140, $13,734 and $13,993, respectively, net investment income of $45,823, $48,603 and $57,715, respectively, and benefits, change in reserves and other expenses of $170,912, $250,773 and $358,041, respectively. The reserve adjustment for 2020, 2019 and 2018 of $(172,331), $(246,315) and $(351,619), respectively, represents changes in reserves related to this fixed block of business, offset by investment earnings on the underlying assets. Amounts recoverable as of December 31, 2020 and 2019 related to this contract were $8,380 and $418, respectively. Policy reserves under this agreement totaled $1,094,221 and $1,221,683 as of December 31, 2020 and 2019, respectively.

The Company has an intercompany reinsurance agreement with NLIC whereby certain variable universal life insurance, whole life insurance and universal life insurance policies are ceded on a modified coinsurance basis. Total policy reserves under this treaty were $36,650 and $38,711 as of December 31, 2020 and 2019, respectively. Total premiums ceded under this treaty were $8,424, $10,507 and $8,464 during 2020, 2019 and 2018, respectively.

The Company has an intercompany reinsurance agreement with NLIC whereby a certain life insurance contract is ceded on a 100% coinsurance basis. Policy reserves ceded under this agreement totaled $158,019 and $157,205 as of December 31, 2020 and 2019, respectively.

The Company has entered into reinsurance contracts to cede a portion of its individual annuity and life insurance business to unrelated reinsurers. Total reserve credits taken as of December 31, 2020 and 2019 were $441,394 and $439,968, respectively. The three largest contracts are with Security Life of Denver Insurance Company (“SLD”), Reinsurance Group of America, Incorporated (“RGA”), and Scottish Re Group Limited (“SRG”), in Rehabilitation, as of December 31, 2020 and 2019. Total reserve credits taken on these contracts as of December 31, 2020 and 2019 were $181,794 and $175,757, respectively, from SLD, $149,054 and $149,255, respectively, from RGA, and $55,686 and $62,186, respectively, from SRG, in Rehabilitation. The ceding of risk does not relieve the Company, as the original insurer, from its primary obligation to the policyholder. Under the terms of the contracts, SRG, in Rehabilitation, has established a trust as collateral for the recoveries, whereby the trust assets are invested in investment grade securities, the fair value of which must at all times be greater or equal to 100% of the reinsured reserves.

38

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(11)	Transactions with Affiliates

Pursuant to a financial support agreement, NLIC agreed to provide the Company with the minimum capital and surplus required by each state in which the Company does business. This agreement does not constitute NLIC as guarantor of any obligation or indebtedness of the Company or provide any creditor of NLAIC with recourse to or against any of the assets of NLIC.

The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, agreements related to reinsurance, cost sharing, tax sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. In addition, employees of the company participate in several benefit plans sponsored by NMIC, for which the Company has no legal obligations. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, claims counts, policies in force, direct written premium, paid losses, pro rate share of employees or their salaries, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (“NSC”), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed pursuant to the enterprise cost sharing agreement. For the years ended December 31, 2020, 2019 and 2018, the Company was allocated costs from NMIC and NSC totaling $116,800, $137,860 and $142,343, respectively.

The Company may underwrite insurance policies for its employees, officers and/or directors. The Company may offer discounts on certain products that are subject to applicable state insurance laws and approvals.

Under the enterprise cost sharing agreement, the Company has a cost sharing arrangement with NMIC to occupy office space. For the years ended December 31, 2020, 2019 and 2018, the Company made payments to NMIC of $5,283, $6,825 and $6,128, respectively.

The contractual obligations under NLAIC’s single premium deferred annuity (“SPDA”) contracts in force and issued before September 1, 1988 are guaranteed by NLIC. Total SPDA contracts affected by this guarantee in force as of December 31, 2020 and 2019 were approximately $7,763 and $8,808, respectively.

Funds of Nationwide Funds Group (“NFG”), a group of Nationwide businesses that develops, sells and services mutual funds, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2020, 2019 and 2018, customer allocations to NFG funds totaled $1,189,776, $1,062,865 and $906,119, respectively. For the years ended December 31, 2020, 2019 and 2018, NFG paid the Company $3,021, $2,864 and $2,747, respectively, for the distribution and servicing of these funds.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities from the buyer at the original sales price plus interest. As of December 31, 2020 and 2019, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2020 and 2019, there was no outstanding borrowings from affiliated entities at any given time. The amount the Company incurred for interest expense on intercompany repurchase agreements during 2020, 2019 and 2018 were immaterial.

Amounts on deposit with NCMC for the benefit of the Company were $1,429,987 and $1,633,506 as of December 31, 2020 and 2019, respectively. As of December 31, 2020, amounts on deposit with NCMC were comprised of $1,421,351 of cash and cash equivalents, with remaining amounts in short-term investments.

During 2020, 2019 and 2018, the Company received additional capital contributions of $500,000, $400,000 and $565,000, respectively, from NLIC. On March 30, 2021, the Company received a capital contribution of $50,000 from NLIC.

On February 27, 2020, the Company made a capital contribution of $4,000 to NWSBL. On September 19, 2019, the Company made a contribution of $2,000 to NWSBL. The entire investment in NWSBL was nonadmitted as of December 31, 2020 and 2019. On March 17, 2021, the Company made a capital contribution of $4,000 to NWSBL.

39

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

As of December 31, 2018, $165,000 was outstanding on a promissory note with an interest rate of 3.58% and maturity date of March 28, 2019 with Nationwide Trust Company, FSB (“NTC”). During 2019, NTC made payments of principal and interest, and, as of March 28, 2019, this promissory note was repaid in full when the Company and NTC executed a $123,000 replacement unsecured promissory note (“Note I”) with an interest rate of 1-month LIBOR plus 0.785% and a maturity date of March 26, 2020. Successively, NTC made payments of principal and interest on Note I, and, as of December 18, 2019, Note I was repaid in full when the Company and NTC executed a $115,000 replacement unsecured promissory note (“Note II”) with an interest rate of 1-month LIBOR plus 0.785% and a maturity date of March 26, 2020. As of December 31, 2019, $115,000 was outstanding on Note II. On March 26, 2020, Note II matured and was paid in full with interest by NTC, and the Company and NTC executed a replacement unsecured promissory note (“Note III”) with a maximum principal sum of $180,000 with an interest rate of 1-month LIBOR plus 0.785% and a maturity date of up to 364 days after the date of the agreement. NTC made an initial draw of $115,000 on Note III. As of December 31, 2020, $115,000 was outstanding on Note III. Note III is included in short-term investments on the statutory statements of admitted assets, liabilities, capital and surplus. On March 25, 2021, Note III matured and was paid in full with interest by NTC, and the Company and NTC executed a replacement unsecured promissory note (“Note IV”) with a maximum principal sum of $180,000 with an interest rate of 1-month LIBOR plus 0.800% and a maturity date of up to 364 days after the date of the agreement. NTC made an initial draw of $115,000 on Note IV.

As of December 31, 2018, $340,100 was outstanding on promissory notes at interest rates ranging from 3-month LIBOR plus 0.785% to 3.57% with maturity dates ranging from January 16, 2019 to March 21, 2019 with NLIC. During 2019, the Company made payments of principal and interest, and, as of March 21, 2019, the promissory notes were repaid in full.

As of December 31, 2018, $45,000 was outstanding on a promissory note at interest rate of 3-month LIBOR plus 0.785% maturing March 5, 2019 with NFS. During 2019, the Company made payments of principal and interest, and, as of March 5, 2019, the promissory note was repaid in full.

As of December 31, 2018, $71,000 was outstanding on a promissory note at interest rate of 3-month LIBOR plus 1.25% maturing March 6, 2019 with NWSBL. During 2019, NWSBL made payments of principal and interest, and, as of March 6, 2019, the promissory note was repaid in full when the Company and NWSBL executed a $550,000 replacement unsecured promissory note and revolving line of credit agreement (“LOC I”) with an interest rate of 1-month LIBOR plus 1.25% and a maturity date of up to 364 days after the date of the agreement and NWSBL made an initial draw of $71,000. As of December 31, 2019, $71,000 was outstanding. On March 4, 2020, the Company and NWSBL executed a replacement unsecured promissory note and revolving line of credit agreement (“LOC II), with an interest rate of 1-month LIBOR plus 1.25% and a maturity date of up to 364 days after the date of the agreement and NWSBL made an initial draw of $71,000. Prior to execution of LOC II, NWSBL paid the outstanding $71,000 of LOC 1. NWSBL made draws of $10,000, $15,000, $15,000, $9,000, $7,000 and $8,000 on September 24, 2020, October 14, 2020, November 9, 2020 December 9, 2020, December 21, 2020 and December 30, 2020, respectively. As of December 31, 2020, the total outstanding balance of draws amounted to $135,000. This promissory note is included in short-term investments on the statutory statements of admitted assets, liabilities, capital and surplus. Subsequently, NWSBL made draws of $10,000 on January 8, 2021 and February 1, 2021, making the total outstanding principal balance $155,000 when LOC II was fully repaid on March 3, 2021 when the Company and NWSBL executed a new unsecured promissory note and revolving line of credit agreement (“LOC III”), with an interest rate of 1-month LIBOR plus 1.25% and a maturity date of March 2, 2022. NWSBL made draws of $165,000, $20,000 and $23,500 on March 3, 2021, March 4, 2021 and April 8, 2021, respectively.

During 2020, the Company sold securities of $2,194 to NMFIC for cash, which resulted in a realized gain of $94.

The Company utilizes the look-through approach in valuing its investment in Nationwide Real Estate Investors (NLAIC), LLC (“NW REI (NLAIC)”), a subsidiary of NMIC, at $21,814 and $21,730 as of December 31, 2020 and 2019, respectively. NW REI (NLAIC)’s financial statements are not audited and the Company has limited the value of its investment in NW REI (NLAIC) to the value contained in the audited financial statements of the underlying investments. All liabilities, commitments, contingencies, guarantees or obligations of the NW REI (NLAIC), which are required under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in NW REI (NLAIC), if not already recorded in the financial statements of NW REI (NLAIC).

40

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

(12)	Contingencies

Legal and Regulatory Matters

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company’s financial condition.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the IRS, the Office of the Comptroller of the Currency and state insurance authorities. Such regulatory entities may, in the normal course of business, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company is cooperating with regulators.

Indemnifications

In the normal course of business, the Company provides standard indemnifications to contractual counterparties. The types of indemnifications typically provided include breaches of representations and warranties, taxes and certain other liabilities, such as third-party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated, and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

(13)	Regulatory Risk-Based Capital, Dividend Restrictions and Unassigned Surplus

The NAIC Risk-Based Capital (“RBC”) model law requires every insurer to calculate its total adjusted capital and RBC requirement to ensure insurer solvency. Regulatory guidelines provide for an insurance commissioner to intervene if the insurer experiences financial difficulty, as evidenced by a company’s total adjusted capital falling below established relationships to required RBC. The model includes components for asset risk, liability risk, interest rate exposure and other factors. The State of Ohio, where the Company is domiciled, imposes minimum RBC requirements that are developed by the NAIC. The formulas in the model for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, all of which require specified corrective action. The Company exceeded the minimum RBC requirements for all periods.

The State of Ohio insurance laws require insurers to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding twelve months, exceeds the greater of (i) 10% of statutory-basis capital and surplus as of the prior December 31 or (ii) the statutory-basis net income of the insurer for the prior year. During the years ended 2020, 2019 and 2018, the Company did not pay any dividends to NLIC. The Company’s statutory capital and surplus as of December 31, 2020 was $2,414,045 and statutory net income for 2020 was $99,020. Due to the Company’s unassigned deficit as of December 31, 2020, any dividend paid by the Company in 2021 would require regulatory approval.

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned capital and surplus. Earned capital and surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder capital and surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs.

41

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Schedule I Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2020 (in thousands):

Column A	Column B	Column C	Column D
Type of investment	Cost	Fair value	Amount at which is shown in the statutory statements of admitted assets, liabilities, capital and surplus
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$1,722	$1,950	$1,722
U.S Government and agencies	14,827	19,065	14,827
Obligations of states and political subdivisions	1,802,979	2,093,235	1,802,979
Public utilities	2,922,309	3,317,113	2,927,193
All other corporate, mortgage-backed and asset-backed securities	19,961,596	22,572,587	20,009,499

Total fixed maturity securities	$24,703,433	$28,003,950	$24,756,220

Equity securities:
Common stocks:
Industrial, miscellaneous and all other	43,300	41,602	41,602
Nonredeemable preferred stocks	2,077	2,343	2,077

Total equity securities	$45,377	$43,945	$43,679

Mortgage loans[1]	6,672,078		6,618,132
Short-term investments	1,694,473		1,694,473
Policy loans[2]	140,896		140,886
Other long-term investments[3]	1,634,071		1,634,071

Total invested assets	$34,890,328		$34,887,461

1	Difference from Column B is attributable to valuation allowances on mortgage loans (see Note 5 to the audited statutory financial statements).
2	Difference from Column B is attributable to $10 of policy loans classified as nonadmitted assets.
3

Includes derivatives, securities lending reinvested collateral assets and other invested assets. Amount does not agree to the statutory statements of admitted assets, liabilities, capital and surplus as investments in related parties of $103,425 are excluded.

See accompanying notes to statutory financial statements and report of independent registered public accounting firm.

42

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Schedule IV Reinsurance

As of December 31, 2020, 2019 and 2018 and for each of the years then ended (in thousands):

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2020
Life insurance in force	$195,703,770	$(61,148,562)	$—	$134,555,208	—
Life insurance premiums[1]	$1,803,176	$(197,529)	$—	$1,605,647	—

2019
Life insurance in force	$177,759,861	$(60,847,463)	$1,111	$116,913,509	—
Life insurance premiums[1]	$1,555,307	$(207,800)	$—	$1,347,507	—

2018
Life insurance in force	$161,927,613	$(59,982,086)	$1,111	$101,946,638	—
Life insurance premiums[1]	$1,365,425	$(191,845)	$—	$1,173,580	—

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.

See accompanying notes to statutory financial statements and report of independent registered public accounting firm.

43

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2020, 2019 and 2018 Statutory Financial Statements (in thousands)

Schedule V Valuation and Qualifying Accounts

Years ended December 31, 2020, 2019 and 2018 (in thousands):

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts[1]	Deductions	Balance at end of period
2020
Valuation allowances - mortgage loans	$32,437	$21,509	$—	$—	$53,946
Valuation allowances - net deferred tax assets	—	—	—	—	—

2019
Valuation allowances - mortgage loans	$16,740	$15,697	$—	$—	$32,437
Valuation allowances - net deferred tax assets	121,914	—	(121,914)	—	—

2018
Valuation allowances - mortgage loans	$13,931	$2,809	$—	$—	$16,740
Valuation allowances - net deferred tax assets	89,978	—	31,936	—	121,914

1	Amounts related to net deferred tax assets are recognized through surplus. The net admitted deferred tax balance as of December 31, 2020, 2019 and 2018 was $108,880, $64,247 and $0, respectively.

See accompanying notes to statutory financial statements and report of independent registered public accounting firm.

44

NATIONWIDE VL

SEPARATE

ACCOUNT-G

Annual Report

To

Policyholders

December 31, 2020

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

HOME OFFICE: COLUMBUS, OHIO

Report of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life and Annuity Insurance Company and

Contract Owners of Nationwide VL Separate Account-G:

Opinion on the Financial Statements

We have audited the accompanying statement of assets, liabilities and contract owners’ equity of the sub-accounts listed in the Appendix that comprise the Nationwide VL Separate Account-G (the Separate Account) as of the date listed in the Appendix, the related statements of operations for the year or period listed in the Appendix and changes in contract owners’ equity for the years or periods listed in the Appendix, and the related notes including the financial highlights in Note 8 (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each sub-account as of the date listed in the Appendix, the results of its operations for the year or period listed in the Appendix and the changes in its contract owners’ equity for the years or periods listed in the Appendix, and the financial highlights for each of the years or periods indicated in Note 8, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Such procedures also included confirmation of securities owned as of December 31, 2020, by correspondence with the transfer agent of the underlying mutual funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/     KPMG LLP

We have not been able to determine the specific year that we began serving as the auditor of one or more Nationwide Life Insurance Company separate account investment companies, however we are aware that we have served as the auditor of one or more Nationwide Life Insurance Company separate account investment companies since at least 1981.

Columbus, Ohio

April 2, 2021

Appendix

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, the related statement of operations for the year then ended, and the statements of changes in contract owners’ equity for each of the years in the two-year period then ended.

AB FUNDS

AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Dynamic Asset Allocation Portfolio: Class A (ALVDAA)

AllianceBernstein Variable Products Series Fund, Inc. - AB VPS International Value Portfolio: Class B (ALVIVB)

AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Small/Mid Cap Value Portfolio: Class A (ALVSVA)

AMERICAN CENTURY INVESTORS, INC.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class I (ACVIP1)

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II (ACVIP2)

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I (ACVMV1)

AMERICAN FUNDS GROUP (THE)

American Funds Insurance Series(R) - New World Fund: Class 2 (AMVNW2)

BLACKROCK FUNDS

BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class I (BRVGA1)

BlackRock Variable Series Funds II, Inc. - BlackRock High Yield V.I. Fund: Class I (BRVHYI)

BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class II (MLVGA2)

BNY MELLON INVESTMENT MANAGEMENT

BNY Mellon Variable Investment Fund - Appreciation Portfolio: Initial Shares (DCAP)

BNY Mellon Stock Index Fund, Inc.: Initial Shares (DSIF)

BNY Mellon Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares (DVSCS)

DELAWARE FUNDS BY MACQUARIE

Delaware Variable Insurance Product Trust - Delaware VIP Small Cap Value Series: Service Class (DWVSVS)

DIMENSIONAL FUND ADVISORS INC.

DFA Investment Dimensions Group Inc. - VA Global Bond Portfolio (DFVGB)

DFA Investment Dimensions Group Inc. - DFA VA Global Moderate Allocation Portfolio: Institutional Class (DFVGMI)

DFA Investment Dimensions Group Inc. - VIT Inflation-Protected Securities Portfolio: Institutional Class (DFVIPS)

DFA Investment Dimensions Group Inc. - VA International Small Portfolio (DFVIS)

DFA Investment Dimensions Group Inc. - VA International Value Portfolio (DFVIV)

DFA Investment Dimensions Group Inc. - VA Short-Term Fixed Portfolio (DFVSTF)

DFA Investment Dimensions Group Inc. - VA U.S. Large Value Portfolio (DFVULV)

DFA Investment Dimensions Group Inc. - VA U.S. Targeted Value Portfolio (DFVUTV)

DWS INVESTMENT MANAGEMENT AMERICAS, INC.

Deutsche DWS Variable Series II - DWS Global Income Builder VIP: Class A (DSGIBA)

Deutsche DWS Variable Series I - DWS Capital Growth VIP: Class A (DSVCGA)

FEDERATED HERMES, INC.

Federated Hermes Insurance Series - Federated Hermes Quality Bond Fund II: Primary Shares (FQB) (1)

FIDELITY INVESTMENTS

Fidelity Variable Insurance Products Fund - VIP Contrafund(R) Portfolio: Service Class (FCS)

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class (FEIS)

Fidelity Variable Insurance Products - Emerging Markets Portfolio - Service Class (FEMS)

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2010 Portfolio: Service Class (FF10S)

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2020 Portfolio: Service Class (FF20S)

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2030 Portfolio: Service Class (FF30S)

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class (FGS)

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class (FIGBS)

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class (FMCS)

Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2 (FNRS2)

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class (FOS)

2

Fidelity Variable Insurance Products Fund - VIP Real Estate Portfolio: Service Class (FRESS)

Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class (FVSS)

FRANKLIN TEMPLETON DISTRIBUTORS, INC.

Franklin Templeton Variable Insurance Products Trust - Templeton Developing Markets VIP Fund: Class 2 (FTVDM2)

Franklin Templeton Variable Insurance Products Trust - Franklin Allocation VIP Fund: Class 1 (FTVFA1)

Franklin Templeton Variable Insurance Products Trust - Franklin Allocation VIP Fund: Class 2 (FTVFA2)

Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 1 (FTVGB1)

Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 2 (FTVGI2)

Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 1 (FTVIS1)

Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 2 (FTVIS2)

Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends VIP Fund: Class 1 (FTVRDI)

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value VIP Fund: Class 1 (FTVSVI)

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign VIP Fund: Class 2 (TIF2)

GOLDMAN SACHS ASSET MANAGEMENT GROUP

Goldman Sachs Variable Insurance Trust - Goldman Sachs Global Trends Allocation Fund: Service Shares (GVGMNS)

Goldman Sachs Variable Insurance Trust - Goldman Sachs Multi-Strategy Alternatives Portfolio: Service Shares (GVMSAS)

GUGGENHEIM INVESTMENTS

Guggenheim Variable Fund - Multi-Hedge Strategies (RVARS)

INVESCO INVESTMENTS

Invesco - Invesco V.I. American Franchise Fund: Series I Shares (ACEG)

Invesco - Invesco V.I. Mid Cap Core Equity Fund: Series I Shares (AVMCCI)

Invesco Variable Insurance Funds - Invesco V.I. Balanced-Risk Allocation Fund: Series I Shares (IVBRA1)

Invesco Oppenheimer V.I. Main Street Fund: Series I (OVGI)

Invesco Oppenheimer V.I. Global Fund: Series I (OVGS)

Invesco Oppenheimer V.I. International Growth Fund: Series I (OVIG)

Invesco Oppenheimer V.I. Global Strategic Income Fund: Series I (OVSB)

Invesco Oppenheimer V.I. Main Street Small Cap Fund: Series I (OVSC)

IVY INVESTMENTS

Ivy Variable Insurance Portfolios - Asset Strategy: Class II (WRASP)

Ivy Variable Insurance Portfolios - Corporate Bond: Class II (WRBDP)

Ivy Variable Insurance Portfolios - Balanced: Class II (WRBP)

Ivy Variable Insurance Portfolios - Core Equity: Class II (WRCEP)

Ivy Variable Insurance Portfolios - Global Equity Income: Class II (WRDIV)

Ivy Variable Insurance Portfolios - Energy: Class II (WRENG)

Ivy Variable Insurance Portfolios - Global Bond: Class II (WRGBP)

Ivy Variable Insurance Portfolios - Natural Resources: Class II (WRGNR)

Ivy Variable Insurance Portfolios - Growth: Class II (WRGP)

Ivy Variable Insurance Portfolios - High Income: Class II (WRHIP)

Ivy Variable Insurance Portfolios - International Core Equity: Class II (WRI2P)

Ivy Variable Insurance Portfolios - Global Growth: Class II (WRIP)

Ivy Variable Insurance Portfolios - Limited-Term Bond: Class II (WRLTBP)

Ivy Variable Insurance Portfolios - Mid Cap Growth: Class II (WRMCG)

Ivy Variable Insurance Portfolios - Government Money Market: Class II (WRMMP)

Ivy Variable Insurance Portfolios - Pathfinder Aggressive: Class II (WRPAP)

Ivy Variable Insurance Portfolios - Pathfinder Conservative: Class II (WRPCP)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive: Class II (WRPMAP)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive - Managed Volatility: Class II (WRPMAV)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative: Class II (WRPMCP)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative - Managed Volatility: Class II (WRPMCV)

Ivy Variable Insurance Portfolios - Pathfinder Moderate - Managed Volatility: Class II (WRPMMV)

3

Ivy Variable Insurance Portfolios - Pathfinder Moderate: Class II (WRPMP)

Ivy Variable Insurance Portfolios - Securian Real Estate Securities: Class II (WRRESP)

Ivy Variable Insurance Portfolios - Small Cap Growth: Class II (WRSCP)

Ivy Variable Insurance Portfolios - Small Cap Core: Class II (WRSCV)

Ivy Variable Insurance Portfolios - Science and Technology: Class II (WRSTP)

Ivy Variable Insurance Portfolios - Value: Class II (WRVP)

JANUS HENDERSON INVESTORS

Janus Aspen Series - Janus Henderson Forty Portfolio: Service Shares (JACAS) (1)

Janus Aspen Series - Janus Henderson Enterprise Portfolio: Institutional Shares (JAEI) (1)

Janus Aspen Series - Janus Henderson Global Technology and Innovation Portfolio: Service Shares (JAGTS) (1)

Janus Aspen Series - Janus Henderson Overseas Portfolio: Service Shares (JAIGS) (1)

Janus Aspen Series - Janus Henderson Enterprise Portfolio: Service Shares (JAMGS) (1)

LORD ABBETT FUNDS

Lord Abbett Series Fund, Inc. - Total Return Portfolio: Class VC (LOVTRC)

M FUNDS

M Fund, Inc. - M International Equity Fund (MFBIE)

M Fund, Inc. - M Large Cap Value Fund (MFBOV)

M Fund, Inc. - M Capital Appreciation Fund (MFFCA)

M Fund, Inc. - M Large Cap Growth Fund (MFTCG)

MASSACHUSETTS FINANCIAL SERVICES CO.

MFS(R) Variable Insurance Trust - MFS New Discovery Series: Initial Class (MNDIC)

MFS(R) Variable Insurance Trust II - MFS Massachusetts Investors Growth Stock Portfolio: Initial Class (MV2IGI)

MFS(R) Variable Insurance Trust - MFS Value Series: Initial Class (MVFIC)

MFS(R) Variable Insurance Trust II - MFS International Intrinsic Value Portfolio: Initial Class (MVIVIC)

MFS(R) Variable Insurance Trust II - MFS International Intrinsic Value Portfolio: Service Class (MVIVSC)

MFS(R) Variable Insurance Trust - MFS Utilities Series: Initial Class (MVUIC)

MORGAN STANLEY

Morgan Stanley Variable Insurance Fund, Inc. - Core Plus Fixed Income Portfolio: Class I (MSVFI)

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - DoubleLine NVIT Total Return Tactical Fund: Class II (DTRTFB)

Nationwide Variable Insurance Trust - BlackRock NVIT Equity Dividend Fund: Class I (EIF)

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I (GBF)

Nationwide Variable Insurance Trust - NVIT Emerging Markets Fund: Class I (GEM)

Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class I (GIG)

Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II (GVAAA2)

Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II (GVABD2)

Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II (GVAGG2)

Nationwide Variable Insurance Trust - American Funds NVIT Growth-Income Fund: Class II (GVAGI2)

Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II (GVAGR2)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II (GVDMA)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II (GVDMC)

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class I (GVEX1)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II (GVIDA)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II (GVIDC)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II (GVIDM)

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class II (GVIX2)

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I (HIBF)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth Fund: Class I (IDPG)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth & Income Fund: Class I (IDPGI)

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I (MCIF)

4

Nationwide Variable Insurance Trust - Amundi NVIT Multi Sector Bond Fund: Class I (MSBF)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth Fund: Class I (NCPG) (1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth & Income Fund: Class I (NCPGI) (1)

Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class I (NVAMV1) (1)

Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class I (NVBX)

Nationwide Variable Insurance Trust - NVIT Core Bond Fund: Class I (NVCBD1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Capital Appreciation Fund: Class I (NVCCA1) (1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Conservative Fund: Class I (NVCCN1) (1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Aggressive Fund: Class I (NVCMA1) (1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Conservative Fund: Class I (NVCMC1) (1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderate Fund: Class I (NVCMD1) (1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Aggressive Fund: Class I (NVCRA1) (1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Balanced Fund: Class I (NVCRB1) (1)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II (NVDBL2)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class P (NVDBLP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II (NVDCA2)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class P (NVDCAP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class P (NVDMAP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class P (NVDMCP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class P (NVIDAP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class P (NVIDCP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class P (NVIDMP)

Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class II (NVIE6)

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class I (NVIX)

Nationwide Variable Insurance Trust - NVIT Core Plus Bond Fund: Class I (NVLCP1)

Nationwide Variable Insurance Trust - NVIT AllianzGI International Growth Fund: Class I (NVMIG1) (1)

Nationwide Variable Insurance Trust - NVIT Jacobs Levy Large Cap Growth Fund: Class I (NVMLG1) (1)

Nationwide Variable Insurance Trust - NVIT Wells Fargo Discovery Fund: Class I (NVMMG1) (1)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I (NVMMV1)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class II (NVMMV2)

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I (NVNMO1)

Nationwide Variable Insurance Trust - NVIT Newton Sustainable U.S. Equity Fund: Class II (NVNSR2) (1)

Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Core Fund: Class I (NVOLG1) (1)

Nationwide Variable Insurance Trust - NVIT Real Estate Fund: Class I (NVRE1)

Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class II (NVSIX2)

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class I (NVSTB1)

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class II (NVSTB2)

Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class I (NVTIV3) (1)

Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class I (SAM)

Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class V (SAM5)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class I (SCF)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I (SCGF)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class I (SCVF)

Nationwide Variable Insurance Trust - NVIT AQR Large Cap Defensive Style Fund: Class I (TRF) (1)

NEUBERGER & BERMAN MANAGEMENT, INC.

Neuberger Berman Advisers Management Trust - Mid-Cap Growth Portfolio: S Class Shares (AMMCGS)

Neuberger Berman Advisers Management Trust - Sustainable Equity Portfolio: Class I Shares (AMSRS)

Neuberger Berman Advisers Management Trust - Short Duration Bond Portfolio: I Class Shares (AMTB)

NORTHERN LIGHTS

Northern Lights Variable Trust - TOPS Managed Risk Balanced ETF Portfolio: Class 3 (NOTB3)

5

Northern Lights Variable Trust - TOPS Managed Risk Growth ETF Portfolio: Class 3 (NOTG3)

Northern Lights Variable Trust - TOPS Managed Risk Moderate Growth ETF Portfolio: Class 3 (NOTMG3)

PIMCO FUNDS

PIMCO Variable Insurance Trust - All Asset Portfolio: Administrative Class (PMVAAA)

PIMCO Variable Insurance Trust - International Bond Portfolio (unhedged): Administrative Class (PMVFBA)

PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class (PMVLDA)

PIMCO Variable Insurance Trust - CommodityRealReturn(R) Strategy Portfolio: Administrative Class (PMVRSA)

PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class (PMVTRA)

PUTNAM INVESTMENTS

Putnam Variable Trust - Putnam VT Equity Income Fund: Class IA (PVEIIA)

Putnam Variable Trust - Putnam VT International Value Fund: Class IA (PVIVIA)

T. ROWE PRICE

T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio: II (TRHS2)

T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio (TRHSP)

VAN ECK ASSOCIATES CORPORATION

VanEck VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)

WELLS FARGO FUNDS

Wells Fargo Variable Trust - VT Small Cap Growth Fund: Class 2 (WFVSCG)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, and the related statements of operations and changes in contract owners’ equity for the period from October 16, 2020 (inception) to December 31, 2020.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class X (NVMIVX)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, and the related statements of operations and changes in contract owners’ equity for the period from September 11, 2020 (inception) to December 31, 2020.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class X (NVAMVX)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, and the related statements of operations and changes in contract owners’ equity for the period from May 8, 2020 (inception) to December 31, 2020.

MASSACHUSETTS FINANCIAL SERVICES CO.

MFS(R) Variable Insurance Trust III - MFS Mid Cap Value Portfolio: Initial Class (MV3MVI)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, and the related statements of operations and changes in contract owners’ equity for the period from May 6, 2020 (inception) to December 31, 2020.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT J.P. Morgan Mozaic(SM) Multi-Asset Fund: Class Y (NJMMAY)

6

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, and the related statements of operations and changes in contract owners’ equity for the period from April 30, 2020 (inception) to December 31, 2020.

INVESCO INVESTMENTS

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund: Series I (OVAG)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, the related statement of operations for the year then ended, and the statements of changes in contract owners’ equity for the year ended December 31, 2020 and the period from August 21, 2019 (inception) to December 31, 2019.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT iShares Fixed Income ETF Fund: Class II (NVFIII)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, the related statement of operations for the year then ended, and the statements of changes in contract owners’ equity for the year ended December 31, 2020 and the period from June 21, 2019 (inception) to December 31, 2019.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT iShares Global Equity ETF Fund: Class II (NVGEII)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, the related statement of operations for the year then ended, and the statements of changes in contract owners’ equity for the year ended December 31, 2020 and the period from June 17, 2019 (inception) to December 31, 2019.

VIRTUS MUTUAL FUNDS

Virtus Variable Insurance Trust - Virtus Duff & Phelps Real Estate Securities Series: Class I (VRVDRI)

Statement of assets, liabilities and contract owners’ equity as of December 31, 2020, the related statement of operations for the year then ended, and the statements of changes in contract owners’ equity for the year ended December 31, 2020 and the period from May 29, 2019 (inception) to December 31, 2019.

MASSACHUSETTS FINANCIAL SERVICES CO.

MFS(R) Variable Insurance Trust II - MFS International Growth Portfolio: Initial Class (MVIGIC)

Statement of operations for the period from January 1, 2020 to April 30, 2020 (liquidation) and the statements of changes in contract owners’ equity for the period from January 1, 2020 to April 30, 2020 (liquidation) and the year ended December 31, 2019.

INVESCO INVESTMENTS

Invesco - Invesco V.I. Mid Cap Growth Fund: Series I Shares (IVKMG1)

Statement of operations for the period from January 1, 2020 to October 16, 2020 (liquidation) and the statements of changes in contract owners’ equity for the period from January 1, 2020 to October 16, 2020 (liquidation) and the year ended December 31, 2019.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class I (GVDIVI)

7

Statement of operations for the period from January 1, 2020 to October 23, 2020 (liquidation) and the statements of changes in contract owners’ equity for the period from January 1, 2020 to October 23, 2020 (liquidation) and the year ended December 31, 2019.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT DFA Capital Appreciation Fund: Class P (NVLCAP)

Nationwide Variable Insurance Trust - NVIT DFA Moderate Fund: Class P (NVLMP)

Statement of operations for the period from January 1, 2020 to September 11, 2020 (liquidation) and the statements of changes in contract owners’ equity for the period from January 1, 2020 to September 11, 2020 (liquidation) and the year ended December 31, 2019.

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Value Fund: Class I (NVMLV1)

(1)	See Note 1 to the financial statements for the former name of the sub-account.

8

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY

DECEMBER 31, 2020

Subaccount*,**	Shares	Cost	Investments, at fair value	Accounts Receivable	Total Assets	Accounts Payable	Contract Owners’ Equity
ALVDAA	7,230	$92,931	$100,424	$3	$100,427	$-	$100,427
ALVIVB	20,825	272,413	298,624	-	298,624	3	298,621
ALVSVA	237,486	4,263,522	4,129,875	169	4,130,044	-	4,130,044
ACVIP1	969,086	9,928,657	10,766,551	171	10,766,722	-	10,766,722
ACVIP2	40,480	449,578	448,925	-	448,925	2	448,923
ACVMV1	181,840	3,519,940	3,735,000	267	3,735,267	-	3,735,267
AMVNW2	43,158	1,025,663	1,348,676	-	1,348,676	3	1,348,673
BRVGA1	738,508	12,110,924	14,393,531	789	14,394,320	-	14,394,320
BRVHYI	331,022	2,396,979	2,502,528	9,902	2,512,430	-	2,512,430
MLVGA2	85,908	1,441,995	1,667,476	-	1,667,476	8	1,667,468
DCAP	51,163	1,982,307	2,413,869	57	2,413,926	-	2,413,926
DSIF	309,651	14,213,712	19,901,266	1,123	19,902,389	-	19,902,389
DVSCS	302,053	5,021,713	5,757,135	267	5,757,402	-	5,757,402
DWVSVS	74,716	2,568,713	2,538,862	5	2,538,867	-	2,538,867
DFVGB	1,808,724	19,274,906	19,226,739	-	19,226,739	1,004	19,225,735
DFVGMI	272,827	3,568,791	3,953,258	26	3,953,284	-	3,953,284
DFVIPS	243,366	2,551,503	2,752,468	-	2,752,468	1,860	2,750,608
DFVIS	1,898,461	22,378,784	25,078,672	2,255	25,080,927	-	25,080,927
DFVIV	2,135,483	24,100,932	25,155,990	2,306	25,158,296	-	25,158,296
DFVSTF	1,784,705	18,277,687	18,203,991	2,139	18,206,130	-	18,206,130
DFVULV	1,219,129	29,184,134	32,331,312	1,970	32,333,282	-	32,333,282
DFVUTV	1,277,266	21,071,942	23,514,463	1,961	23,516,424	-	23,516,424
DSGIBA	121,064	2,768,580	3,035,081	26	3,035,107	-	3,035,107
DSVCGA	35,508	1,179,279	1,504,111	10	1,504,121	-	1,504,121
FQB	53,005	582,669	626,523	37	626,560	-	626,560
FCS	136,440	5,956,953	6,534,116	-	6,534,116	4,707	6,529,409
FEIS	363,089	7,810,975	8,619,732	412	8,620,144	-	8,620,144
FEMS	252,846	2,878,268	3,734,540	1,162	3,735,702	-	3,735,702
FF10S	122,017	1,565,758	1,739,966	7	1,739,973	-	1,739,973
FF20S	197,094	2,565,488	2,950,498	75	2,950,573	-	2,950,573
FF30S	607,144	8,025,388	10,193,941	138	10,194,079	-	10,194,079
FGS	443,372	33,637,017	45,410,201	1,006	45,411,207	-	45,411,207
FIGBS	513,176	6,645,900	7,143,415	906	7,144,321	-	7,144,321
FMCS	282,063	9,012,418	10,797,370	467	10,797,837	-	10,797,837
FNRS2	618,432	8,640,015	6,413,144	93	6,413,237	-	6,413,237
FOS	216,307	4,557,054	5,710,504	159	5,710,663	-	5,710,663
FRESS	147,363	2,689,770	2,556,751	1,241	2,557,992	-	2,557,992
FVSS	757	10,156	10,234	-	10,234	10	10,224
FTVDM2	31,028	249,085	361,161	5	361,166	-	361,166
FTVFA1	90,677	552,829	497,815	36	497,851	-	497,851
FTVFA2	254,929	1,597,989	1,384,263	-	1,384,263	-	1,384,263
FTVGB1	369,323	6,200,518	5,351,484	209	5,351,693	-	5,351,693
FTVGI2	71,875	1,231,536	993,313	3	993,316	-	993,316
FTVIS1	229,804	3,575,666	3,596,428	214	3,596,642	-	3,596,642
FTVIS2	40,361	612,328	607,025	7	607,032	-	607,032
FTVRDI	1,385	35,376	41,796	12	41,808	-	41,808
FTVSVI	194,042	3,164,627	2,949,440	167	2,949,607	-	2,949,607
TIF2	44,911	652,585	596,420	21	596,441	-	596,441
GVGMNS	7,830	95,693	98,574	25	98,599	-	98,599
GVMSAS	10,658	96,824	100,721	7	100,728	-	100,728
RVARS	34,446	836,416	882,167	80	882,247	-	882,247
See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY

DECEMBER 31, 2020

Subaccount*,**	Shares	Cost	Investments, at fair value	Accounts Receivable	Total Assets	Accounts Payable	Contract Owners’ Equity
ACEG	350	22,756	31,169	3	31,172	-	31,172
AVMCCI	32,661	395,983	345,225	2	345,227	-	345,227
IVBRA1	892,827	9,447,059	9,356,828	41	9,356,869	-	9,356,869
OVAG	3,573	293,054	382,103	25	382,128	-	382,128
OVGI	146,154	4,183,787	4,371,462	727	4,372,189	-	4,372,189
OVGS	107,324	4,368,132	5,593,745	78	5,593,823	-	5,593,823
OVIG	2,316,813	5,586,076	6,741,925	107	6,742,032	-	6,742,032
OVSB	118,855	605,092	575,258	7	575,265	-	575,265
OVSC	109,329	2,499,818	2,997,795	786	2,998,581	-	2,998,581
WRASP	1,056,495	9,615,413	11,032,347	878	11,033,225	-	11,033,225
WRBDP	160,701	865,726	972,517	196	972,713	-	972,713
WRBP	90,409	692,314	787,407	98	787,505	-	787,505
WRCEP	95,995	1,098,760	1,378,829	203	1,379,032	-	1,379,032
WRDIV	134,035	904,301	806,809	140	806,949	-	806,949
WRENG	105,056	399,589	260,632	71	260,703	-	260,703
WRGBP	14,436	70,995	75,902	11	75,913	-	75,913
WRGNR	173,692	686,793	573,252	142	573,394	-	573,394
WRGP	138,633	1,490,449	1,760,915	215	1,761,130	-	1,761,130
WRHIP	1,031,479	3,539,285	3,502,077	322	3,502,399	-	3,502,399
WRI2P	44,411	712,393	725,930	149	726,079	-	726,079
WRIP	246,449	1,049,626	1,058,179	160	1,058,339	-	1,058,339
WRLTBP	35,372	174,849	177,189	11	177,200	-	177,200
WRMCG	217,831	2,498,697	3,808,565	232	3,808,797	-	3,808,797
WRMMP	308,300	308,300	308,300	100	308,400	-	308,400
WRPAP	312,214	1,444,197	1,534,781	197	1,534,978	-	1,534,978
WRPCP	68,876	341,661	366,064	40	366,104	-	366,104
WRPMAP	1,697,746	8,796,998	8,799,419	1,157	8,800,576	-	8,800,576
WRPMAV	71,164	366,097	388,355	-	388,355	3	388,352
WRPMCP	149,257	740,107	785,627	52	785,679	-	785,679
WRPMCV	140	690	787	6	793	-	793
WRPMMV	51,788	279,269	298,564	-	298,564	5	298,559
WRPMP	1,088,909	5,544,080	5,603,746	756	5,604,502	-	5,604,502
WRRESP	37,406	264,702	260,826	37	260,863	-	260,863
WRSCP	124,947	1,148,022	1,509,359	140	1,509,499	-	1,509,499
WRSCV	27,989	391,554	387,642	59	387,701	-	387,701
WRSTP	79,779	2,049,453	2,861,831	262	2,862,093	-	2,862,093
WRVP	70,480	414,821	450,986	44	451,030	-	451,030
JACAS	109,349	3,887,830	5,791,107	425	5,791,532	-	5,791,532
JAEI	59,594	4,592,519	5,614,321	142	5,614,463	-	5,614,463
JAGTS	1,471,060	19,185,739	30,156,725	-	30,156,725	2,219	30,154,506
JAIGS	80,474	2,388,419	2,943,745	326	2,944,071	-	2,944,071
JAMGS	41,817	3,050,301	3,657,307	56	3,657,363	-	3,657,363
LOVTRC	274,670	4,714,938	4,765,524	54	4,765,578	-	4,765,578
MFBIE	175,698	2,082,340	2,342,053	24	2,342,077	-	2,342,077
MFBOV	235,390	2,923,108	2,829,383	41	2,829,424	-	2,829,424
MFFCA	141,640	3,593,411	4,074,971	14	4,074,985	-	4,074,985
MFTCG	135,380	3,723,141	4,532,535	20	4,532,555	-	4,532,555
MNDIC	239,719	5,079,461	6,462,829	134	6,462,963	-	6,462,963
MV2IGI	669	12,178	16,754	10	16,764	-	16,764
MV3MVI	4,608	37,404	39,579	-	39,579	2	39,577
MVFIC	782,161	14,905,266	15,956,080	1,243	15,957,323	-	15,957,323

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY

DECEMBER 31, 2020

Subaccount*,**	Shares	Cost	Investments, at fair value	Accounts Receivable	Total Assets	Accounts Payable	Contract Owners’ Equity
MVIGIC	88,961	1,290,581	1,431,388	107	1,431,495	-	1,431,495
MVIVIC	382,594	9,785,853	13,409,929	197	13,410,126	-	13,410,126
MVIVSC	2,028	40,907	69,897	-	69,897	5	69,892
MVUIC	6,632	218,264	234,297	-	234,297	4,502	229,795
MSVFI	13,361	147,208	156,596	317	156,913	-	156,913
DTRTFB	91,999	936,543	936,548	17	936,565	-	936,565
EIF	156,273	2,870,881	3,030,126	393	3,030,519	-	3,030,519
GBF	251,573	2,822,790	2,840,259	760	2,841,019	-	2,841,019
GEM	1,146,756	12,863,795	17,155,465	314	17,155,779	-	17,155,779
GIG	82,308	926,873	955,592	74	955,666	-	955,666
GVAAA2	1,657,572	41,211,336	44,240,608	345,726	44,586,334	-	44,586,334
GVABD2	68,413	796,702	864,062	88	864,150	-	864,150
GVAGG2	200,927	6,106,205	8,087,294	302	8,087,596	-	8,087,596
GVAGI2	55,638	2,950,047	3,139,661	274	3,139,935	-	3,139,935
GVAGR2	85,816	7,321,451	10,368,231	595	10,368,826	-	10,368,826
GVDMA	795,315	9,568,486	10,458,395	-	10,458,395	11	10,458,384
GVDMC	46,803	525,865	526,528	11	526,539	-	526,539
GVEX1	3,827,817	67,774,326	85,589,997	-	85,589,997	208	85,589,789
GVIDA	175,565	2,144,108	2,291,118	1	2,291,119	-	2,291,119
GVIDC	54,914	565,274	578,789	7	578,796	-	578,796
GVIDM	484,783	5,705,295	5,851,333	-	5,851,333	1,108	5,850,225
GVIX2	244,576	2,266,455	2,543,587	76	2,543,663	-	2,543,663
HIBF	522,182	3,416,296	3,420,289	357	3,420,646	-	3,420,646
IDPG	290,536	3,198,673	3,489,335	4	3,489,339	-	3,489,339
IDPGI	113,994	1,249,775	1,305,226	-	1,305,226	7	1,305,219
MCIF	633,766	13,362,969	14,532,253	325	14,532,578	-	14,532,578
MSBF	191,814	1,750,957	1,764,690	91	1,764,781	-	1,764,781
NCPG	415,389	4,332,230	4,702,205	2	4,702,207	-	4,702,207
NCPGI	260,669	2,709,660	2,875,183	3	2,875,186	-	2,875,186
NJMMAY	1,024	10,048	10,317	-	10,317	3	10,314
NVAMV1	325,091	5,003,925	4,860,108	-	4,860,108	252	4,859,856
NVAMVX	114,753	1,505,336	1,712,122	356	1,712,478	-	1,712,478
NVBX	264,493	2,921,720	2,957,027	9	2,957,036	-	2,957,036
NVCBD1	257,482	2,862,959	2,948,175	146	2,948,321	-	2,948,321
NVCCA1	2,514,511	26,377,772	26,704,102	233	26,704,335	-	26,704,335
NVCCN1	274,304	2,794,755	2,992,659	43	2,992,702	-	2,992,702
NVCMA1	6,300,725	59,564,984	60,045,914	1,655	60,047,569	-	60,047,569
NVCMC1	333,604	3,486,735	3,696,336	198	3,696,534	-	3,696,534
NVCMD1	2,987,702	32,479,283	32,476,323	-	32,476,323	311	32,476,012
NVCRA1	2,599,669	25,324,239	28,258,397	761	28,259,158	-	28,259,158
NVCRB1	1,074,810	11,858,908	12,102,361	-	12,102,361	179	12,102,182
NVDBL2	36,549	522,277	592,098	-	592,098	10	592,088
NVDBLP	669,088	10,237,564	10,812,460	391	10,812,851	-	10,812,851
NVDCA2	3,559	59,225	65,204	-	65,204	7	65,197
NVDCAP	708,659	12,246,697	12,925,942	356	12,926,298	-	12,926,298
NVDMAP	6,714,560	87,107,304	87,557,859	4,036	87,561,895	-	87,561,895
NVDMCP	210,290	2,302,787	2,351,046	112	2,351,158	-	2,351,158
NVFIII	20,427	232,393	230,830	-	230,830	5	230,825
NVGEII	7,764	96,469	104,896	1	104,897	-	104,897
NVIDAP	2,443,694	30,381,311	31,670,274	737	31,671,011	-	31,671,011
NVIDCP	393,958	3,924,038	4,140,503	109	4,140,612	-	4,140,612

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY

DECEMBER 31, 2020

Subaccount*,**	Shares	Cost	Investments, at fair value	Accounts Receivable	Total Assets	Accounts Payable	Contract Owners’ Equity
NVIDMP	2,211,514	27,238,833	26,582,394	-	26,582,394	334,472	26,247,922
NVIE6	8,159	76,692	93,830	4	93,834	-	93,834
NVIX	557,472	5,520,738	5,803,285	6	5,803,291	-	5,803,291
NVLCP1	493,692	5,732,129	6,042,795	156	6,042,951	-	6,042,951
NVMIG1	274,540	2,926,550	3,319,193	116	3,319,309	-	3,319,309
NVMIVX	333,715	3,053,335	3,590,774	177	3,590,951	-	3,590,951
NVMLG1	524,833	5,437,497	4,692,007	154	4,692,161	-	4,692,161
NVMMG1	797,979	8,524,798	11,052,013	812	11,052,825	-	11,052,825
NVMMV1	679,803	5,880,197	5,254,877	229	5,255,106	-	5,255,106
NVMMV2	57,541	539,782	448,245	441	448,686	-	448,686
NVNMO1	74,209	773,940	908,320	166	908,486	-	908,486
NVNSR2	116,188	1,535,450	1,634,765	973	1,635,738	-	1,635,738
NVOLG1	805,818	14,451,580	15,181,615	1,075	15,182,690	-	15,182,690
NVRE1	2,062,992	13,453,443	14,977,319	183	14,977,502	-	14,977,502
NVSIX2	1,394,987	13,124,429	12,722,282	1,026	12,723,308	-	12,723,308
NVSTB1	280,438	2,919,697	2,927,774	5	2,927,779	-	2,927,779
NVSTB2	4,881	50,581	50,714	-	50,714	1	50,713
NVTIV3	59,788	631,684	643,314	-	643,314	27	643,287
SAM	1,310,489	1,310,489	1,310,489	158	1,310,647	-	1,310,647
SAM5	21,511,752	21,511,752	21,511,752	1,774	21,513,526	-	21,513,526
SCF	132,196	2,496,786	2,642,589	129	2,642,718	-	2,642,718
SCGF	397,946	6,539,347	7,819,643	202	7,819,845	-	7,819,845
SCVF	349,759	3,722,077	3,067,387	156	3,067,543	-	3,067,543
TRF	356,937	7,113,465	8,398,737	1,021	8,399,758	-	8,399,758
AMMCGS	2,025	51,860	73,005	-	73,005	-	73,005
AMSRS	4,568	107,323	140,196	-	140,196	4	140,192
AMTB	58,856	623,437	628,585	527	629,112	-	629,112
NOTB3	191,445	2,122,137	2,268,619	-	2,268,619	6	2,268,613
NOTG3	355,145	4,007,429	4,158,750	-	4,158,750	-	4,158,750
NOTMG3	227,379	2,504,311	2,776,300	-	2,776,300	86	2,776,214
PMVAAA	57,673	596,368	638,441	13	638,454	-	638,454
PMVFBA	135,792	1,371,388	1,429,895	215	1,430,110	-	1,430,110
PMVLDA	468,251	4,784,439	4,860,446	376	4,860,822	-	4,860,822
PMVRSA	672,988	4,150,180	4,071,576	786	4,072,362	-	4,072,362
PMVTRA	881,358	9,622,019	10,214,944	475	10,215,419	-	10,215,419
PVEIIA	48,981	1,137,555	1,263,220	7	1,263,227	-	1,263,227
PVIVIA	7,499	65,996	77,615	-	77,615	15	77,600
TRHS2	19,736	824,560	1,143,892	-	1,143,892	10	1,143,882
TRHSP	595,168	26,630,020	36,329,027	-	36,329,027	4,120	36,324,907
VWHA	117,584	2,299,899	2,643,294	72	2,643,366	-	2,643,366
VRVDRI	6,632	106,834	117,385	41	117,426	-	117,426
WFVSCG	157,797	1,635,120	2,322,772	89	2,322,861	-	2,322,861

Total (unaudited)			$1,336,613,538	$410,626	$1,337,024,164	$355,175	$1,336,668,989

*	Represents abbreviation of investment name. For full investment name and related abbreviation, see note 1(b).
**

For all subaccounts not included herein but listed as an investment option in note 1(b), Total Assets and Contract Owners’ Equity at the end of the period are $0. See note 1(b) for all investments available for which no policyholders were invested at December 31, 2020, if applicable.

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	Total (unaudited)	ALVDAA	ALVIVB	ALVSVA	ACVIP1	ACVIP2	ACVMV1	AMVNW2
Reinvested dividends	$14,339,497	2,182	4,291	39,105	166,619	5,869	63,726	699

Net investment income (loss)	14,339,497	2,182	4,291	39,105	166,619	5,869	63,726	699

Realized gain (loss) on investments	(3,218,497)	742	(5,719)	(363,012)	65,204	(2,161)	(25,050)	(2,588)
Change in unrealized gain (loss) on investments	100,932,404	636	18,681	181,069	716,962	35,516	(36,415)	246,800

Net gain (loss) on investments	97,713,907	1,378	12,962	(181,943)	782,166	33,355	(61,465)	244,212

Reinvested capital gains	47,254,449	-	-	178,999	-	-	-	10,307

Net increase (decrease) in contract owners’ equity resulting from operations	$159,307,853	3,560	17,253	36,161	948,785	39,224	2,261	255,218

Investment Activity:	BRVGA1	BRVHYI	MLVGA2	DCAP	DSIF	DVSCS	DWVSVS	DFVGB
Reinvested dividends	$165,125	77,497	17,036	16,959	276,998	52,427	22,202	5,050

Net investment income (loss)	165,125	77,497	17,036	16,959	276,998	52,427	22,202	5,050

Realized gain (loss) on investments	(19,594)	11,621	1,070	30,577	1,004,285	(112,895)	(52,271)	(118,460)
Change in unrealized gain (loss) on investments	1,640,241	76,284	176,963	272,060	711,871	307,249	(109,127)	368,985

Net gain (loss) on investments	1,620,647	87,905	178,033	302,637	1,716,156	194,354	(161,398)	250,525

Reinvested capital gains	678,047	-	79,140	173,555	1,086,387	298,524	126,589	-

Net increase (decrease) in contract owners’ equity resulting from operations	$2,463,819	165,402	274,209	493,151	3,079,541	545,305	(12,607)	255,575

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	DFVGMI	DFVIPS	DFVIS	DFVIV	DFVSTF	DFVULV	DFVUTV	DSGIBA
Reinvested dividends	$40,256	27,882	455,141	540,794	105,974	646,403	352,185	66,245

Net investment income (loss)	40,256	27,882	455,141	540,794	105,974	646,403	352,185	66,245

Realized gain (loss) on investments	36,950	43,902	(65,057)	(454,969)	17,531	164,081	(606,240)	(16,095)
Change in unrealized gain (loss) on investments	340,090	150,658	1,765,934	419,285	(16,341)	(546,430)	2,287,564	156,094

Net gain (loss) on investments	377,040	194,560	1,700,877	(35,684)	1,190	(382,349)	1,681,324	139,999

Reinvested capital gains	43,537	14,716	400,893	-	-	-	-	48,785

Net increase (decrease) in contract owners’ equity resulting from operations	$460,833	237,158	2,556,911	505,110	107,164	264,054	2,033,509	255,029

Investment Activity:	DSVCGA	FQB	FCS	FEIS	FEMS	FF10S	FF20S	FF30S
Reinvested dividends	$3,852	16,685	3,133	131,971	20,065	19,489	32,054	104,823

Net investment income (loss)	3,852	16,685	3,133	131,971	20,065	19,489	32,054	104,823

Realized gain (loss) on investments	9,836	(986)	37,374	(155,549)	83,211	32,265	12,766	149,555
Change in unrealized gain (loss) on investments	267,389	28,544	562,333	163,972	672,082	70,091	161,445	765,613

Net gain (loss) on investments	277,225	27,558	599,707	8,423	755,293	102,356	174,211	915,168

Reinvested capital gains	52,353	1,787	4,182	345,934	191,808	70,074	170,255	410,286

Net increase (decrease) in contract owners’ equity resulting from operations	$333,430	46,030	607,022	486,328	967,166	191,919	376,520	1,430,277

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	FGS	FIGBS	FMCS	FNRS2	FOS	FRESS	FVSS	FTVDM2
Reinvested dividends	$19,574	146,966	49,551	155,894	16,954	47,177	110	12,671

Net investment income (loss)	19,574	146,966	49,551	155,894	16,954	47,177	110	12,671

Realized gain (loss) on investments	2,466,085	57,676	(148,424)	(1,022,828)	104,133	(19,260)	(406)	1,189
Change in unrealized gain (loss) on investments	7,158,317	343,608	1,813,096	(1,195,878)	653,879	(196,010)	126	29,280

Net gain (loss) on investments	9,624,402	401,284	1,664,672	(2,218,706)	758,012	(215,270)	(280)	30,469

Reinvested capital gains	3,087,879	2,328	-	-	21,275	74,293	542	7,952

Net increase (decrease) in contract owners’ equity resulting from operations	$12,731,855	550,578	1,714,223	(2,062,812)	796,241	(93,800)	372	51,092

Investment Activity:	FTVFA1	FTVFA2	FTVGB1	FTVGI2	FTVIS1	FTVIS2	FTVRDI	FTVSVI
Reinvested dividends	$9,202	18,342	456,932	85,991	195,341	32,871	856	41,699

Net investment income (loss)	9,202	18,342	456,932	85,991	195,341	32,871	856	41,699

Realized gain (loss) on investments	(33,856)	(8,794)	(165,806)	(20,929)	(25,402)	963	(3,478)	(199,285)
Change in unrealized gain (loss) on investments	(54,355)	(190,875)	(588,155)	(122,770)	(127,911)	(35,011)	(1,874)	182,176

Net gain (loss) on investments	(88,211)	(199,669)	(753,961)	(143,699)	(153,313)	(34,048)	(5,352)	(17,109)

Reinvested capital gains	139,016	326,811	-	-	2,636	466	2,959	149,422

Net increase (decrease) in contract owners’ equity resulting from operations	$60,007	145,484	(297,029)	(57,708)	44,664	(711)	(1,537)	174,012

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	TIF2	GVGMNS	GVMSAS	RVARS	ACEG	AVMCCI	IVBRA1	OVAG
Reinvested dividends	$18,260	266	1,834	10,255	18	2,175	653,331	-

Net investment income (loss)	18,260	266	1,834	10,255	18	2,175	653,331	-

Realized gain (loss) on investments	(26,956)	1,370	(311)	3,363	3,044	(45,285)	20,097	35,111
Change in unrealized gain (loss) on investments	6,041	301	4,133	42,115	4,469	(8,600)	(201,202)	89,049

Net gain (loss) on investments	(20,915)	1,671	3,822	45,478	7,513	(53,885)	(181,105)	124,160

Reinvested capital gains	-	1,374	-	-	1,917	61,582	421,173	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(2,655)	3,311	5,656	55,733	9,448	9,872	893,399	124,160

Investment Activity:	OVGI	OVGS	OVIG	OVSB	OVSC	WRASP	WRBDP	WRBP
Reinvested dividends	$58,159	31,337	50,495	31,657	15,637	203,048	22,364	9,942

Net investment income (loss)	58,159	31,337	50,495	31,657	15,637	203,048	22,364	9,942

Realized gain (loss) on investments	(36,994)	91,441	11,657	(7,066)	(3,178)	(183,430)	(3,027)	(5,546)
Change in unrealized gain (loss) on investments	126,246	888,130	1,056,220	(7,845)	462,700	1,148,112	73,808	59,076

Net gain (loss) on investments	89,252	979,571	1,067,877	(14,911)	459,522	964,682	70,781	53,530

Reinvested capital gains	383,009	163,277	74,581	-	35,418	167,718	-	37,890

Net increase (decrease) in contract owners’ equity resulting from operations	$530,420	1,174,185	1,192,953	16,746	510,577	1,335,448	93,145	101,362

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	WRCEP	WRDIV	WRENG	WRGBP	WRGNR	WRGP	WRHIP	WRI2P
Reinvested dividends	$6,697	18,109	4,195	3,713	10,992	-	241,613	18,076

Net investment income (loss)	6,697	18,109	4,195	3,713	10,992	-	241,613	18,076

Realized gain (loss) on investments	(24,686)	(35,314)	(53,159)	2,486	(56,132)	2,710	(100,689)	(58,423)
Change in unrealized gain (loss) on investments	195,949	44,446	(40,150)	1,112	(16,349)	218,105	51,765	84,097

Net gain (loss) on investments	171,263	9,132	(93,309)	3,598	(72,481)	220,815	(48,924)	25,674

Reinvested capital gains	67,959	-	-	-	-	202,986	-	140

Net increase (decrease) in contract owners’ equity resulting from operations	$245,919	27,241	(89,114)	7,311	(61,489)	423,801	192,689	43,890

Investment Activity:	WRIP	WRLTBP	WRMCG	WRMMP	WRPAP	WRPCP	WRPMAP	WRPMAV
Reinvested dividends	$2,924	4,530	-	911	19,087	5,578	130,908	4,028

Net investment income (loss)	2,924	4,530	-	911	19,087	5,578	130,908	4,028

Realized gain (loss) on investments	(99,472)	577	159,516	-	(5,927)	(2,615)	(45,224)	(100)
Change in unrealized gain (loss) on investments	257,479	1,494	910,521	-	22,801	17,097	108,536	1,581

Net gain (loss) on investments	158,007	2,071	1,070,037	-	16,874	14,482	63,312	1,481

Reinvested capital gains	-	-	190,586	-	165,368	20,810	943,355	28,472

Net increase (decrease) in contract owners’ equity resulting from operations	$160,931	6,601	1,260,623	911	201,329	40,870	1,137,575	33,981

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	WRPMCP	WRPMCV	WRPMMV	WRPMP	WRRESP	WRSCP	WRSCV	WRSTP
Reinvested dividends	$12,024	10	3,558	87,462	4,299	-	-	-

Net investment income (loss)	12,024	10	3,558	87,462	4,299	-	-	-

Realized gain (loss) on investments	(1,944)	1	45	(14,578)	(26,043)	(25,770)	(20,133)	96,103
Change in unrealized gain (loss) on investments	29,146	97	1,121	105,395	(7,770)	451,868	39,437	370,019

Net gain (loss) on investments	27,202	98	1,166	90,817	(33,813)	426,098	19,304	466,122

Reinvested capital gains	57,176	45	19,642	520,596	19,672	-	16,128	299,920

Net increase (decrease) in contract owners’ equity resulting from operations	$96,402	153	24,366	698,875	(9,842)	426,098	35,432	766,042

Investment Activity:	WRVP	JACAS	JAEI	JAGTS	JAIGS	JAMGS	LOVTRC	MFBIE
Reinvested dividends	$7,714	8,693	3,506	621	30,628	-	109,488	33,685

Net investment income (loss)	7,714	8,693	3,506	621	30,628	-	109,488	33,685

Realized gain (loss) on investments	(9,610)	243,591	96,873	623,935	(79,505)	8,802	22,496	(23,340)
Change in unrealized gain (loss) on investments	576	1,074,405	481,361	6,699,614	470,929	459,797	31,356	222,484

Net gain (loss) on investments	(9,034)	1,317,996	578,234	7,323,549	391,424	468,599	53,852	199,144

Reinvested capital gains	16,119	398,462	348,521	1,803,602	-	161,896	87,129	-

Net increase (decrease) in contract owners’ equity resulting from operations	$14,799	1,725,151	930,261	9,127,772	422,052	630,495	250,469	232,829

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	MFBOV	MFFCA	MFTCG	MNDIC	MV2IGI	MV3MVI	MVFIC	MVIGIC
Reinvested dividends	$50,815	-	-	-	66	90	216,701	9,872

Net investment income (loss)	50,815	-	-	-	66	90	216,701	9,872

Realized gain (loss) on investments	(27,328)	(54,389)	303,020	180,395	114	(2,494)	(134,862)	13,735
Change in unrealized gain (loss) on investments	(100,886)	701,185	230,801	1,330,174	1,515	2,175	(101,535)	137,572

Net gain (loss) on investments	(128,214)	646,796	533,821	1,510,569	1,629	(319)	(236,397)	151,307

Reinvested capital gains	28,649	81,881	510,732	455,016	1,392	304	607,342	8,980

Net increase (decrease) in contract owners’ equity resulting from operations	$(48,750)	728,677	1,044,553	1,965,585	3,087	75	587,646	170,159

Investment Activity:	MVIVIC	MVIVSC	MVUIC	MSVFI	DTRTFB	EIF	GBF	GEM
Reinvested dividends	$115,996	500	4,334	3,943	20,973	51,260	62,133	288,354

Net investment income (loss)	115,996	500	4,334	3,943	20,973	51,260	62,133	288,354

Realized gain (loss) on investments	335,069	2,621	2,288	620	2,662	70,863	144,527	159,467
Change in unrealized gain (loss) on investments	1,586,499	7,659	11,797	3,676	2,362	(160,818)	(25,704)	1,583,213

Net gain (loss) on investments	1,921,568	10,280	14,085	4,296	5,024	(89,955)	118,823	1,742,680

Reinvested capital gains	233,744	1,308	4,519	1,441	-	122,018	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$2,271,308	12,088	22,938	9,680	25,997	83,323	180,956	2,031,034

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	GIG	GVAAA2	GVABD2	GVAGG2	GVAGI2	GVAGR2	GVDMA	GVDMC
Reinvested dividends	$11,415	574,691	16,679	44,054	48,314	56,077	21,143	670

Net investment income (loss)	11,415	574,691	16,679	44,054	48,314	56,077	21,143	670

Realized gain (loss) on investments	(43,794)	485,442	3,703	97,310	(49,662)	82,037	152,212	(1,446)
Change in unrealized gain (loss) on investments	87,211	665,498	48,099	1,284,291	66,658	2,568,669	353,902	28,679

Net gain (loss) on investments	43,417	1,150,940	51,802	1,381,601	16,996	2,650,706	506,114	27,233

Reinvested capital gains	-	2,971,431	538	449,126	298,306	734,352	601,877	14,242

Net increase (decrease) in contract owners’ equity resulting from operations	$54,832	4,697,062	69,019	1,874,781	363,616	3,441,135	1,129,134	42,145

Investment Activity:	GVEX1	GVIDA	GVIDC	GVIDM	GVIX2	HIBF	IDPG	IDPGI
Reinvested dividends	$1,400,127	5,008	556	5,678	51,913	171,761	3,894	1,432

Net investment income (loss)	1,400,127	5,008	556	5,678	51,913	171,761	3,894	1,432

Realized gain (loss) on investments	3,069,472	78,522	(4,541)	33,857	6,552	(4,516)	1,714	6,366
Change in unrealized gain (loss) on investments	7,302,467	17,712	37,583	229,559	86,142	12,661	165,978	39,693

Net gain (loss) on investments	10,371,939	96,234	33,042	263,416	92,694	8,145	167,692	46,059

Reinvested capital gains	1,446,727	147,600	5,299	234,402	66,764	-	58,352	12,875

Net increase (decrease) in contract owners’ equity resulting from operations	$13,218,793	248,842	38,897	503,496	211,371	179,906	229,938	60,366

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	MCIF	MSBF	NCPG	NCPGI	NJMMAY	NVAMV1	NVAMVX	NVBX
Reinvested dividends	$135,026	60,887	32,277	17,649	-	74,657	19,868	60,850

Net investment income (loss)	135,026	60,887	32,277	17,649	-	74,657	19,868	60,850

Realized gain (loss) on investments	(931,704)	(27,977)	2,919	6,334	21	(209,181)	7,405	64,574
Change in unrealized gain (loss) on investments	1,928,498	24,606	298,520	125,746	269	50,295	206,786	700

Net gain (loss) on investments	996,794	(3,371)	301,439	132,080	290	(158,886)	214,191	65,274

Reinvested capital gains	549,944	-	-	-	33	118,245	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$1,681,764	57,516	333,716	149,729	323	34,016	234,059	126,124

Investment Activity:	NVCBD1	NVCCA1	NVCCN1	NVCMA1	NVCMC1	NVCMD1	NVCRA1	NVCRB1
Reinvested dividends	$76,221	230,638	7,005	571,569	18,620	247,009	274,337	74,867

Net investment income (loss)	76,221	230,638	7,005	571,569	18,620	247,009	274,337	74,867

Realized gain (loss) on investments	45,491	(329,310)	1,033	(908,969)	(62,165)	(312,488)	(405,665)	(135,884)
Change in unrealized gain (loss) on investments	70,971	1,983,980	202,114	5,908,648	339,634	2,313,633	3,361,223	968,927

Net gain (loss) on investments	116,462	1,654,670	203,147	4,999,679	277,469	2,001,145	2,955,558	833,043

Reinvested capital gains	6,215	902,420	6,840	1,133,194	23,483	828,551	-	152,270

Net increase (decrease) in contract owners’ equity resulting from operations	$198,898	2,787,728	216,992	6,704,442	319,572	3,076,705	3,229,895	1,060,180

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	NVDBL2	NVDBLP	NVDCA2	NVDCAP	NVDMAP	NVDMCP	NVFIII	NVGEII
Reinvested dividends	$776	12,129	1,949	18,963	170,491	2,888	2,655	996

Net investment income (loss)	776	12,129	1,949	18,963	170,491	2,888	2,655	996

Realized gain (loss) on investments	10,332	(42,772)	50,889	(27,398)	(315,738)	(13,999)	3,225	(82)
Change in unrealized gain (loss) on investments	23,835	674,700	(78,026)	756,195	5,199,082	132,682	(1,432)	6,348

Net gain (loss) on investments	34,167	631,928	(27,137)	728,797	4,883,344	118,683	1,793	6,266

Reinvested capital gains	17,123	267,555	63,143	614,310	4,853,380	61,348	411	1

Net increase (decrease) in contract owners’ equity resulting from operations	$52,066	911,612	37,955	1,362,070	9,907,215	182,919	4,859	7,263

Investment Activity:	NVIDAP	NVIDCP	NVIDMP	NVIE6	NVIX	NVLCP1	NVMIG1	NVMIVX
Reinvested dividends	$59,255	3,977	32,253	814	127,087	169,609	22,712	-

Net investment income (loss)	59,255	3,977	32,253	814	127,087	169,609	22,712	-

Realized gain (loss) on investments	(316,019)	8,523	(183,153)	931	2,299	27,767	(23,879)	(3,836)
Change in unrealized gain (loss) on investments	2,040,274	228,248	1,399,178	3,724	127,747	236,492	307,146	537,440

Net gain (loss) on investments	1,724,255	236,771	1,216,025	4,655	130,046	264,259	283,267	533,604

Reinvested capital gains	1,746,444	37,866	1,331,473	-	146,954	-	709,228	-

Net increase (decrease) in contract owners’ equity resulting from operations	$3,529,954	278,614	2,579,751	5,469	404,087	433,868	1,015,207	533,604

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	NVMLG1	NVMMG1	NVMMV1	NVMMV2	NVNMO1	NVNSR2	NVOLG1	NVRE1
Reinvested dividends	$-	-	102,495	8,139	3,416	11,119	180,966	219,502

Net investment income (loss)	-	-	102,495	8,139	3,416	11,119	180,966	219,502

Realized gain (loss) on investments	(69,066)	(428,257)	(407,811)	(20,702)	17,256	(30,192)	(15,057)	(381,648)
Change in unrealized gain (loss) on investments	(705,812)	3,539,972	346,616	6,316	26,019	98,028	933,316	(657,431)

Net gain (loss) on investments	(774,878)	3,111,715	(61,195)	(14,386)	43,275	67,836	918,259	(1,039,079)

Reinvested capital gains	1,924,445	1,324,239	-	-	66,730	97,807	1,368,338	68,114

Net increase (decrease) in contract owners’ equity resulting from operations	$1,149,567	4,435,954	41,300	(6,247)	113,421	176,762	2,467,563	(751,463)

Investment Activity:	NVSIX2	NVSTB1	NVSTB2	NVTIV3	SAM	SAM5	SCF	SCGF
Reinvested dividends	$92,855	52,524	807	11,640	3,316	42,083	422	-

Net investment income (loss)	92,855	52,524	807	11,640	3,316	42,083	422	-

Realized gain (loss) on investments	(690,500)	13,001	(99)	(134,206)	-	-	(112,378)	(454,657)
Change in unrealized gain (loss) on investments	2,471,878	9,600	597	128,020	-	-	504,485	1,746,240

Net gain (loss) on investments	1,781,378	22,601	498	(6,186)	-	-	392,107	1,291,583

Reinvested capital gains	459,982	-	-	-	-	-	89,098	679,794

Net increase (decrease) in contract owners’ equity resulting from operations	$2,334,215	75,125	1,305	5,454	3,316	42,083	481,627	1,971,377

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	SCVF	TRF	AMMCGS	AMSRS	AMTB	NOTB3	NOTG3	NOTMG3
Reinvested dividends	$1,905	88,586	-	755	14,296	45,444	76,324	55,103

Net investment income (loss)	1,905	88,586	-	755	14,296	45,444	76,324	55,103

Realized gain (loss) on investments	(331,444)	335,094	8	7,922	(1,187)	(12,075)	(27,301)	(12,890)
Change in unrealized gain (loss) on investments	454,727	(214,515)	15,806	9,385	9,909	56,497	155,513	83,056

Net gain (loss) on investments	123,283	120,579	15,814	17,307	8,722	44,422	128,212	70,166

Reinvested capital gains	12,922	561,173	3,238	5,188	-	29,259	-	21,802

Net increase (decrease) in contract owners’ equity resulting from operations	$138,110	770,338	19,052	23,250	23,018	119,125	204,536	147,071

Investment Activity:	PMVAAA	PMVFBA	PMVLDA	PMVRSA	PMVTRA	PVEIIA	PVIVIA	TRHS2
Reinvested dividends	$27,822	63,026	60,512	239,037	196,513	13,431	1,892	-

Net investment income (loss)	27,822	63,026	60,512	239,037	196,513	13,431	1,892	-

Realized gain (loss) on investments	(1,739)	(38,766)	(29,247)	(318,224)	37,097	(23,546)	(10,599)	176,203
Change in unrealized gain (loss) on investments	22,470	110,397	112,870	226,330	414,696	68,723	8,087	41,078

Net gain (loss) on investments	20,731	71,631	83,623	(91,894)	451,793	45,177	(2,512)	217,281

Reinvested capital gains	-	-	-	-	102,527	46,787	1,003	63,925

Net increase (decrease) in contract owners’ equity resulting from operations	$48,553	134,657	144,135	147,143	750,833	105,395	383	281,206

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Investment Activity:	TRHSP	VWHA	VRVDRI	WFVSCG	IVKMG1	GVDIVI	NVMLV1	NVLCAP
Reinvested dividends	$-	21,858	1,402	-	-	254,841	18,712	689

Net investment income (loss)	-	21,858	1,402	-	-	254,841	18,712	689

Realized gain (loss) on investments	228,487	(57,796)	(11,250)	150,417	(95,806)	(1,418,965)	(1,033,067)	(4,944)
Change in unrealized gain (loss) on investments	5,553,738	554,352	16,746	656,730	9,503	730,699	317,541	(5,123)

Net gain (loss) on investments	5,782,225	496,556	5,496	807,147	(86,303)	(688,266)	(715,526)	(10,067)

Reinvested capital gains	1,980,169	-	1,703	109,857	71,899	-	499,241	2,513

Net increase (decrease) in contract owners’ equity resulting from operations	$7,762,394	518,414	8,601	917,004	(14,404)	(433,425)	(197,573)	(6,865)

Investment Activity:	NVLMP
Reinvested dividends	$6,887

Net investment income (loss)	6,887

Realized gain (loss) on investments	(12,286)
Change in unrealized gain (loss) on investments	(62,138)

Net gain (loss) on investments	(74,424)

Reinvested capital gains	74,788

Net increase (decrease) in contract owners’ equity resulting from operations	$7,251

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	Total (unaudited)		ALVDAA		ALVIVB		ALVSVA
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$14,339,497	22,187,585	2,182	3,426	4,291	858	39,105	26,699
Realized gain (loss) on investments	(3,218,497)	(509,876)	742	(45)	(5,719)	2,466	(363,012)	(98,724)
Change in unrealized gain (loss) on investments	100,932,404	107,036,191	636	19,442	18,681	13,734	181,069	390,304
Reinvested capital gains	47,254,449	65,699,102	-	189	-	-	178,999	498,184

Net increase (decrease) in contract owners’ equity resulting from operations	159,307,853	194,413,002	3,560	23,012	17,253	17,058	36,161	816,463

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	167,217,821	158,476,628	17,043	22,532	34,499	247,314	360,913	493,117
Transfers between funds	-	-	(5,116)	(96)	128,108	(278)	(468,636)	(174,009)
Surrenders (notes 2, 3, 4, 5 and 6)	(105,981,858)	(99,509,282)	(93,424)	(10,700)	(167,420)	(7,739)	(609,438)	(435,964)
Adjustments to maintain reserves	(37,802)	108,010	13	(13)	(7)	2	(188)	334

Net equity transactions	61,198,161	59,075,356	(81,484)	11,723	(4,820)	239,299	(717,349)	(116,522)

Net change in contract owners’ equity	220,506,014	253,488,358	(77,924)	34,735	12,433	256,357	(681,188)	699,941
Contract owners’ equity at beginning of period	1,116,162,975	862,674,617	178,351	143,616	286,188	29,831	4,811,232	4,111,291

Contract owners’ equity at end of period	$1,336,668,989	1,116,162,975	100,427	178,351	298,621	286,188	4,130,044	4,811,232

CHANGE IN UNITS:
Beginning units	57,456,657	53,844,071	11,756	10,935	31,716	3,861	189,281	194,249
Units purchased	15,819,623	12,347,409	1,332	1,599	20,692	29,094	27,183	22,415
Units surrendered	(11,425,566)	(8,734,823)	(6,785)	(778)	(20,030)	(1,239)	(59,278)	(27,383)

Ending units	61,850,714	57,456,657	6,303	11,756	32,378	31,716	157,186	189,281

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	ACVIP1		ACVIP2		ACVMV1		AMVNW2
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$166,619	263,555	5,869	9,831	63,726	83,731	699	7,223
Realized gain (loss) on investments	65,204	(52,360)	(2,161)	(5,353)	(25,050)	54,668	(2,588)	(1,493)
Change in unrealized gain (loss) on investments	716,962	683,048	35,516	31,610	(36,415)	435,319	246,800	114,046
Reinvested capital gains	-	-	-	-	-	441,403	10,307	21,571

Net increase (decrease) in contract owners’ equity resulting from operations	948,785	894,243	39,224	36,088	2,261	1,015,121	255,218	141,347

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	1,198,485	1,470,925	6,454	6,149	168,713	166,576	394,677	433,645
Transfers between funds	(972,201)	(580,430)	43	(2,137)	(377,509)	(104,693)	(1,803)	46,795
Surrenders (notes 2, 3, 4, 5 and 6)	(950,267)	(864,492)	(15,267)	(33,530)	(167,652)	(721,599)	(191,066)	(68,205)
Adjustments to maintain reserves	11,701	(10,000)	(4)	(1)	(307)	572	(82)	149

Net equity transactions	(712,282)	16,003	(8,774)	(29,519)	(376,755)	(659,144)	201,726	412,384

Net change in contract owners’ equity	236,503	910,246	30,450	6,569	(374,494)	355,977	456,944	553,731
Contract owners’ equity at beginning of period	10,530,219	9,619,973	418,473	411,904	4,109,761	3,753,784	891,729	337,998

Contract owners’ equity at end of period	$10,766,722	10,530,219	448,923	418,473	3,735,267	4,109,761	1,348,673	891,729

CHANGE IN UNITS:
Beginning units	938,205	934,718	25,637	27,481	98,875	116,636	73,168	35,816
Units purchased	128,657	153,262	408	400	7,506	5,983	34,756	44,422
Units surrendered	(194,068)	(149,775)	(941)	(2,244)	(17,591)	(23,744)	(18,379)	(7,070)

Ending units	872,794	938,205	25,104	25,637	88,790	98,875	89,545	73,168

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	BRVGA1		BRVHYI		MLVGA2		DCAP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$165,125	162,701	77,497	38,945	17,036	18,532	16,959	22,143
Realized gain (loss) on investments	(19,594)	(37,114)	11,621	(2,330)	1,070	7,710	30,577	(32,545)
Change in unrealized gain (loss) on investments	1,640,241	1,446,426	76,284	53,611	176,963	191,186	272,060	379,653
Reinvested capital gains	678,047	426,650	-	-	79,140	55,637	173,555	203,151

Net increase (decrease) in contract owners’ equity resulting from operations	2,463,819	1,998,663	165,402	90,226	274,209	273,065	493,151	572,402

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	881,570	1,126,293	738,249	302,819	6,170	7,575	121,402	152,956
Transfers between funds	(1,087,919)	(112,437)	827,092	260,642	(124,525)	5,293	10,800	(33,903)
Surrenders (notes 2, 3, 4, 5 and 6)	(1,155,636)	(730,111)	(274,136)	(66,057)	(157,825)	(216,522)	(382,305)	(128,545)
Adjustments to maintain reserves	(45)	872	5,747	160	(10)	7	(42)	91

Net equity transactions	(1,362,030)	284,617	1,296,952	497,564	(276,190)	(203,647)	(250,145)	(9,401)

Net change in contract owners’ equity	1,101,789	2,283,280	1,462,354	587,790	(1,981)	69,418	243,006	563,001
Contract owners’ equity at beginning of period	13,292,531	11,009,251	1,050,076	462,286	1,669,449	1,600,031	2,170,920	1,607,919

Contract owners’ equity at end of period	$14,394,320	13,292,531	2,512,430	1,050,076	1,667,468	1,669,449	2,413,926	2,170,920

CHANGE IN UNITS:
Beginning units	855,232	835,764	90,475	45,921	78,748	88,932	62,253	62,752
Units purchased	58,157	88,864	142,916	50,854	306	781	10,114	5,964
Units surrendered	(148,041)	(69,396)	(31,581)	(6,300)	(13,945)	(10,965)	(16,403)	(6,463)

Ending units	765,348	855,232	201,810	90,475	65,109	78,748	55,964	62,253

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	DSIF		DVSCS		DWVSVS		DFVGB
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$276,998	292,512	52,427	53,551	22,202	16,319	5,050	462,167
Realized gain (loss) on investments	1,004,285	737,622	(112,895)	(4,709)	(52,271)	29,962	(118,460)	(5,883)
Change in unrealized gain (loss) on investments	711,871	2,641,915	307,249	550,565	(109,127)	303,402	368,985	207,391
Reinvested capital gains	1,086,387	859,616	298,524	511,006	126,589	168,269	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	3,079,541	4,531,665	545,305	1,110,413	(12,607)	517,952	255,575	663,675

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	716,914	629,603	257,905	294,839	193,651	236,707	3,026,544	3,111,722
Transfers between funds	(1,105,082)	(305,104)	(401,747)	(318,729)	20,123	77,775	(990,122)	995,012
Surrenders (notes 2, 3, 4, 5 and 6)	(1,119,513)	(1,389,206)	(356,107)	(620,459)	(135,253)	(205,333)	(1,648,655)	(1,139,039)
Adjustments to maintain reserves	15,362	(12,896)	8,820	(7,751)	(31)	34	(12,195)	10,968

Net equity transactions	(1,492,319)	(1,077,603)	(491,129)	(652,100)	78,490	109,183	375,572	2,978,663

Net change in contract owners’ equity	1,587,222	3,454,062	54,176	458,313	65,883	627,135	631,147	3,642,338
Contract owners’ equity at beginning of period	18,315,167	14,861,105	5,703,226	5,244,913	2,472,984	1,845,849	18,594,588	14,952,250

Contract owners’ equity at end of period	$19,902,389	18,315,167	5,757,402	5,703,226	2,538,867	2,472,984	19,225,735	18,594,588

CHANGE IN UNITS:
Beginning units	514,215	546,950	157,959	177,285	130,512	124,417	1,576,277	1,321,356
Units purchased	29,493	43,179	13,220	14,515	23,018	20,733	291,946	372,932
Units surrendered	(70,543)	(75,914)	(27,251)	(33,841)	(16,560)	(14,638)	(260,910)	(118,011)

Ending units	473,165	514,215	143,928	157,959	136,970	130,512	1,607,313	1,576,277

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	DFVGMI		DFVIPS		DFVIS		DFVIV
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$40,256	44,454	27,882	28,544	455,141	575,990	540,794	759,964
Realized gain (loss) on investments	36,950	(1,089)	43,902	797	(65,057)	(29,312)	(454,969)	(51,399)
Change in unrealized gain (loss) on investments	340,090	250,710	150,658	78,511	1,765,934	3,419,885	419,285	2,172,365
Reinvested capital gains	43,537	14,621	14,716	-	400,893	255,681	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	460,833	308,696	237,158	107,852	2,556,911	4,222,244	505,110	2,880,930

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	454,622	304,935	493,521	412,769	3,543,748	3,922,483	4,163,492	4,341,373
Transfers between funds	1,000,158	301,850	366,743	418,743	(1,954,546)	(291,269)	(385,892)	551,284
Surrenders (notes 2, 3, 4, 5 and 6)	(123,592)	(461,834)	(175,268)	(135,591)	(1,851,381)	(1,456,353)	(1,786,416)	(1,471,672)
Adjustments to maintain reserves	(8,134)	8,163	(2,270)	410	2,228	208	(613)	3,235

Net equity transactions	1,323,054	153,114	682,726	696,331	(259,951)	2,175,069	1,990,571	3,424,220

Net change in contract owners’ equity	1,783,887	461,810	919,884	804,183	2,296,960	6,397,313	2,495,681	6,305,150
Contract owners’ equity at beginning of period	2,169,397	1,707,587	1,830,724	1,026,541	22,783,967	16,386,654	22,662,615	16,357,465

Contract owners’ equity at end of period	$3,953,284	2,169,397	2,750,608	1,830,724	25,080,927	22,783,967	25,158,296	22,662,615

CHANGE IN UNITS:
Beginning units	180,087	168,068	165,934	100,936	1,246,703	1,110,983	1,504,700	1,258,516
Units purchased	139,211	52,885	84,841	78,351	233,669	259,564	449,534	371,880
Units surrendered	(23,316)	(40,866)	(27,563)	(13,353)	(226,017)	(123,844)	(253,535)	(125,696)

Ending units	295,982	180,087	223,212	165,934	1,254,355	1,246,703	1,700,699	1,504,700

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	DFVSTF		DFVULV		DFVUTV		DSGIBA
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$105,974	410,132	646,403	601,007	352,185	299,051	66,245	40,293
Realized gain (loss) on investments	17,531	11,216	164,081	234,822	(606,240)	(47,890)	(16,095)	(11,890)
Change in unrealized gain (loss) on investments	(16,341)	(7,134)	(546,430)	4,814,858	2,287,564	2,954,538	156,094	175,269
Reinvested capital gains	-	-	-	305,005	-	525,471	48,785	1,204

Net increase (decrease) in contract owners’ equity resulting from operations	107,164	414,214	264,054	5,955,692	2,033,509	3,731,170	255,029	204,876

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	2,681,322	2,975,886	4,686,883	5,036,051	3,204,506	3,519,045	1,103,940	1,139,222
Transfers between funds	(1,508,333)	1,713,665	(772,594)	(487,751)	(1,834,613)	613,342	(70,620)	176,337
Surrenders (notes 2, 3, 4, 5 and 6)	(1,517,607)	(1,375,568)	(1,987,727)	(2,104,912)	(1,636,970)	(1,291,417)	(217,916)	(209,455)
Adjustments to maintain reserves	(8,146)	10,084	(4,658)	6,656	(4,619)	6,705	402	(373)

Net equity transactions	(352,764)	3,324,067	1,921,904	2,450,044	(271,696)	2,847,675	815,806	1,105,731

Net change in contract owners’ equity	(245,600)	3,738,281	2,185,958	8,405,736	1,761,813	6,578,845	1,070,835	1,310,607
Contract owners’ equity at beginning of period	18,451,730	14,713,449	30,147,324	21,741,588	21,754,611	15,175,766	1,964,272	653,665

Contract owners’ equity at end of period	$18,206,130	18,451,730	32,333,282	30,147,324	23,516,424	21,754,611	3,035,107	1,964,272

CHANGE IN UNITS:
Beginning units	1,720,630	1,407,580	1,190,909	1,080,560	976,352	834,983	145,961	58,367
Units purchased	302,638	460,074	261,044	244,512	201,151	235,415	92,395	105,081
Units surrendered	(334,401)	(147,024)	(156,585)	(134,163)	(162,214)	(94,046)	(30,065)	(17,487)

Ending units	1,688,867	1,720,630	1,295,368	1,190,909	1,015,289	976,352	208,291	145,961

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	DSVCGA		FQB		FCS		FEIS
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$3,852	1,305	16,685	12,239	3,133	589	131,971	145,906
Realized gain (loss) on investments	9,836	(620)	(986)	420	37,374	332	(155,549)	(36,980)
Change in unrealized gain (loss) on investments	267,389	74,157	28,544	25,426	562,333	14,830	163,972	1,190,838
Reinvested capital gains	52,353	33,503	1,787	16	4,182	-	345,934	459,458

Net increase (decrease) in contract owners’ equity resulting from operations	333,430	108,345	46,030	38,101	607,022	15,751	486,328	1,759,222

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	693,026	342,175	43,779	60,670	837,709	116,815	626,357	648,190
Transfers between funds	(4,639)	15,075	117,188	4,639	4,984,042	128,358	(89,028)	2,319
Surrenders (notes 2, 3, 4, 5 and 6)	(130,303)	(61,327)	(32,743)	(44,553)	(130,245)	(25,338)	(652,231)	(574,258)
Adjustments to maintain reserves	(11)	24	31	(2)	(4,701)	(4)	200	2,186

Net equity transactions	558,073	295,947	128,255	20,754	5,686,805	219,831	(114,702)	78,437

Net change in contract owners’ equity	891,503	404,292	174,285	58,855	6,293,827	235,582	371,626	1,837,659
Contract owners’ equity at beginning of period	612,618	208,326	452,275	393,420	235,582	-	8,248,518	6,410,859

Contract owners’ equity at end of period	$1,504,121	612,618	626,560	452,275	6,529,409	235,582	8,620,144	8,248,518

CHANGE IN UNITS:
Beginning units	41,881	19,531	24,360	23,191	21,193	-	301,092	298,050
Units purchased	42,899	27,340	10,460	5,150	442,541	23,618	36,055	39,152
Units surrendered	(10,826)	(4,990)	(3,607)	(3,981)	(13,388)	(2,425)	(41,727)	(36,110)

Ending units	73,954	41,881	31,213	24,360	450,346	21,193	295,420	301,092

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	FEMS		FF10S		FF20S		FF30S
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$20,065	18,672	19,489	36,101	32,054	56,500	104,823	145,115
Realized gain (loss) on investments	83,211	983	32,265	15,868	12,766	12,631	149,555	122,761
Change in unrealized gain (loss) on investments	672,082	203,039	70,091	135,064	161,445	284,782	765,613	1,077,822
Reinvested capital gains	191,808	-	70,074	77,575	170,255	142,481	410,286	257,186

Net increase (decrease) in contract owners’ equity resulting from operations	967,166	222,694	191,919	264,608	376,520	496,394	1,430,277	1,602,884

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	598,325	384,193	88,904	116,893	220,280	237,003	654,034	641,737
Transfers between funds	1,286,448	313,362	(241,137)	(326,258)	(280,564)	177,615	562,194	(5,398)
Surrenders (notes 2, 3, 4, 5 and 6)	(442,839)	(52,478)	(154,956)	(156,072)	(376,769)	(327,373)	(636,044)	(727,868)
Adjustments to maintain reserves	72	1,087	(22)	19	(41)	108	(208)	338

Net equity transactions	1,442,006	646,164	(307,211)	(365,418)	(437,094)	87,353	579,976	(91,191)

Net change in contract owners’ equity	2,409,172	868,858	(115,292)	(100,810)	(60,574)	583,747	2,010,253	1,511,693
Contract owners’ equity at beginning of period	1,326,530	457,672	1,855,265	1,956,075	3,011,147	2,427,400	8,183,826	6,672,133

Contract owners’ equity at end of period	$3,735,702	1,326,530	1,739,973	1,855,265	2,950,573	3,011,147	10,194,079	8,183,826

CHANGE IN UNITS:
Beginning units	123,059	54,943	78,967	96,578	117,482	113,656	289,083	293,129
Units purchased	184,270	73,617	3,751	5,292	9,167	18,909	43,702	27,211
Units surrendered	(42,919)	(5,501)	(16,824)	(22,903)	(26,472)	(15,083)	(24,372)	(31,257)

Ending units	264,410	123,059	65,894	78,967	100,177	117,482	308,413	289,083

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	FGS		FIGBS		FMCS		FNRS2
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$19,574	39,466	146,966	146,556	49,551	72,819	155,894	135,516
Realized gain (loss) on investments	2,466,085	185,446	57,676	31,553	(148,424)	(204,150)	(1,022,828)	(547,489)
Change in unrealized gain (loss) on investments	7,158,317	5,306,943	343,608	323,558	1,813,096	1,030,745	(1,195,878)	1,097,929
Reinvested capital gains	3,087,879	1,348,264	2,328	-	-	1,035,968	-	5,168

Net increase (decrease) in contract owners’ equity resulting from operations	12,731,855	6,880,119	550,578	501,667	1,714,223	1,935,382	(2,062,812)	691,124

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	4,671,416	3,273,428	455,385	536,874	642,622	772,828	868,583	1,083,080
Transfers between funds	3,196,885	1,125,406	744,863	307,720	(177,659)	(540,516)	635,654	(205,350)
Surrenders (notes 2, 3, 4, 5 and 6)	(3,482,951)	(2,267,461)	(349,908)	(643,437)	(866,601)	(1,167,189)	(523,243)	(783,949)
Adjustments to maintain reserves	(1,451)	2,767	(291)	2,237	(36)	476	6,548	(7,485)

Net equity transactions	4,383,899	2,134,140	850,049	203,394	(401,674)	(934,401)	987,542	86,296

Net change in contract owners’ equity	17,115,754	9,014,259	1,400,627	705,061	1,312,549	1,000,981	(1,075,270)	777,420
Contract owners’ equity at beginning of period	28,295,453	19,281,194	5,743,694	5,038,633	9,485,288	8,484,307	7,488,507	6,711,087

Contract owners’ equity at end of period	$45,411,207	28,295,453	7,144,321	5,743,694	10,797,837	9,485,288	6,413,237	7,488,507

CHANGE IN UNITS:
Beginning units	683,492	625,050	310,568	298,632	267,146	294,745	445,565	438,202
Units purchased	208,292	133,971	80,769	59,327	33,823	29,684	217,816	101,970
Units surrendered	(128,585)	(75,529)	(37,657)	(47,391)	(43,331)	(57,283)	(95,298)	(94,607)

Ending units	763,199	683,492	353,680	310,568	257,638	267,146	568,083	445,565

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	FOS		FRESS		FVSS		FTVDM2
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$16,954	72,568	47,177	29,310	110	164	12,671	3,231
Realized gain (loss) on investments	104,133	51,911	(19,260)	10,650	(406)	108	1,189	(4,704)
Change in unrealized gain (loss) on investments	653,879	797,103	(196,010)	108,175	126	1,773	29,280	74,475
Reinvested capital gains	21,275	169,854	74,293	17,562	542	949	7,952	-

Net increase (decrease) in contract owners’ equity resulting from operations	796,241	1,091,436	(93,800)	165,697	372	2,994	51,092	73,002

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	629,595	621,467	603,060	648,853	107	544	15,839	19,158
Transfers between funds	71,811	189,491	382,696	592,635	157	(128)	(22,280)	16,100
Surrenders (notes 2, 3, 4, 5 and 6)	(628,510)	(1,265,442)	(204,137)	(93,496)	(1,800)	(870)	(21,611)	(69,776)
Adjustments to maintain reserves	247	(90)	765	476	(11)	3	10	(7)

Net equity transactions	73,143	(454,574)	782,384	1,148,468	(1,547)	(451)	(28,042)	(34,525)

Net change in contract owners’ equity	869,384	636,862	688,584	1,314,165	(1,175)	2,543	23,050	38,477
Contract owners’ equity at beginning of period	4,841,279	4,204,417	1,869,408	555,243	11,399	8,856	338,116	299,639

Contract owners’ equity at end of period	$5,710,663	4,841,279	2,557,992	1,869,408	10,224	11,399	361,166	338,116

CHANGE IN UNITS:
Beginning units	381,679	423,198	157,100	57,547	392	409	25,353	28,466
Units purchased	73,089	87,413	106,680	112,402	26	22	1,631	3,957
Units surrendered	(64,948)	(128,932)	(33,152)	(12,849)	(93)	(39)	(3,874)	(7,070)

Ending units	389,820	381,679	230,628	157,100	325	392	23,110	25,353

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	FTVFA1		FTVFA2		FTVGB1		FTVGI2
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$9,202	29,793	18,342	50,363	456,932	410,630	85,991	85,083
Realized gain (loss) on investments	(33,856)	(42,762)	(8,794)	(58,905)	(165,806)	(66,213)	(20,929)	(25,643)
Change in unrealized gain (loss) on investments	(54,355)	79,792	(190,875)	152,285	(588,155)	(243,328)	(122,770)	(34,612)
Reinvested capital gains	139,016	50,997	326,811	92,846	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	60,007	117,820	145,484	236,589	(297,029)	101,089	(57,708)	24,828

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	48,141	91,706	(22,633)	12,983	412,998	579,966	13,986	16,908
Transfers between funds	(2,421)	(301,143)	28,183	(236,457)	(132,589)	843,919	8,220	(17,555)
Surrenders (notes 2, 3, 4, 5 and 6)	(143,896)	(46,186)	(29,460)	(31,458)	(431,267)	(578,582)	(56,113)	(154,078)
Adjustments to maintain reserves	(653)	680	(7)	16	(353)	2,059	(2)	5

Net equity transactions	(98,829)	(254,943)	(23,917)	(254,916)	(151,211)	847,362	(33,909)	(154,720)

Net change in contract owners’ equity	(38,822)	(137,123)	121,567	(18,327)	(448,240)	948,451	(91,617)	(129,892)
Contract owners’ equity at beginning of period	536,673	673,796	1,262,696	1,281,023	5,799,933	4,851,482	1,084,933	1,214,825

Contract owners’ equity at end of period	$497,851	536,673	1,384,263	1,262,696	5,351,693	5,799,933	993,316	1,084,933

CHANGE IN UNITS:
Beginning units	29,944	45,129	70,996	86,330	488,258	417,744	103,027	117,684
Units purchased	3,263	6,127	6,569	791	53,714	130,174	3,007	1,816
Units surrendered	(8,447)	(21,312)	(7,913)	(16,125)	(67,244)	(59,660)	(6,448)	(16,473)

Ending units	24,760	29,944	69,652	70,996	474,728	488,258	99,586	103,027

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	FTVIS1		FTVIS2		FTVRDI		FTVSVI
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$195,341	176,059	32,871	37,813	856	800	41,699	35,026
Realized gain (loss) on investments	(25,402)	(17,838)	963	3,843	(3,478)	449	(199,285)	(199,333)
Change in unrealized gain (loss) on investments	(127,911)	279,220	(35,011)	45,537	(1,874)	9,385	182,176	364,433
Reinvested capital gains	2,636	50,642	466	11,428	2,959	8,107	149,422	439,787

Net increase (decrease) in contract owners’ equity resulting from operations	44,664	488,083	(711)	98,621	(1,537)	18,741	174,012	639,913

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	604,169	433,176	14,275	14,297	847	847	163,733	187,589
Transfers between funds	(93,471)	(330,866)	(41,031)	57,200	(23,357)	51,931	(14,959)	(141,246)
Surrenders (notes 2, 3, 4, 5 and 6)	(278,089)	(305,735)	(34,427)	(129,623)	(49,011)	(8,229)	(204,456)	(365,024)
Adjustments to maintain reserves	(93)	2,784	19	(2)	7	(10)	(49)	209

Net equity transactions	232,516	(200,641)	(61,164)	(58,128)	(71,514)	44,539	(55,731)	(318,472)

Net change in contract owners’ equity	277,180	287,442	(61,875)	40,493	(73,051)	63,280	118,281	321,441
Contract owners’ equity at beginning of period	3,319,462	3,032,020	668,907	628,414	114,859	51,579	2,831,326	2,509,885

Contract owners’ equity at end of period	$3,596,642	3,319,462	607,032	668,907	41,808	114,859	2,949,607	2,831,326

CHANGE IN UNITS:
Beginning units	198,343	211,123	30,135	32,857	3,241	1,886	84,425	94,841
Units purchased	44,820	34,468	757	4,439	24	1,620	10,937	7,036
Units surrendered	(30,114)	(47,248)	(3,733)	(7,161)	(2,250)	(265)	(11,922)	(17,452)

Ending units	213,049	198,343	27,159	30,135	1,015	3,241	83,440	84,425

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	TIF2		GVGMNS		GVMSAS		RVARS
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$18,260	10,831	266	1,506	1,834	1,781	10,255	15,549
Realized gain (loss) on investments	(26,956)	(69,113)	1,370	608	(311)	(2)	3,363	1,906
Change in unrealized gain (loss) on investments	6,041	142,993	301	4,730	4,133	1,212	42,115	14,632
Reinvested capital gains	-	6,465	1,374	4,404	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(2,655)	91,176	3,311	11,248	5,656	2,991	55,733	32,087

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	28,189	29,365	11,409	13,640	32,254	42,340	70,231	93,766
Transfers between funds	32,857	(290,727)	(9,768)	(11,438)	10,755	4,604	83,138	(88,771)
Surrenders (notes 2, 3, 4, 5 and 6)	(54,641)	(98,243)	(8,563)	(15,919)	(13,577)	(10,407)	(34,813)	(47,251)
Adjustments to maintain reserves	(83)	93	30	(7)	11	(2)	77	(1)

Net equity transactions	6,322	(359,512)	(6,892)	(13,724)	29,443	36,535	118,633	(42,257)

Net change in contract owners’ equity	3,667	(268,336)	(3,581)	(2,476)	35,099	39,526	174,366	(10,170)
Contract owners’ equity at beginning of period	592,774	861,110	102,180	104,656	65,629	26,103	707,881	718,051

Contract owners’ equity at end of period	$596,441	592,774	98,599	102,180	100,728	65,629	882,247	707,881

CHANGE IN UNITS:
Beginning units	60,985	99,691	7,052	8,085	6,356	2,751	64,599	68,812
Units purchased	10,536	4,585	986	1,111	4,253	4,813	14,430	10,105
Units surrendered	(9,440)	(43,291)	(1,502)	(2,144)	(1,468)	(1,208)	(4,057)	(14,318)

Ending units	62,081	60,985	6,536	7,052	9,141	6,356	74,972	64,599

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	ACEG		AVMCCI		IVBRA1		OVAG
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$18	-	2,175	2,102	653,331	-	-	-
Realized gain (loss) on investments	3,044	385	(45,285)	(562)	20,097	(12,819)	35,111	-
Change in unrealized gain (loss) on investments	4,469	3,824	(8,600)	43,402	(201,202)	812,141	89,049	-
Reinvested capital gains	1,917	3,909	61,582	46,091	421,173	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	9,448	8,118	9,872	91,033	893,399	799,322	124,160	-

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	1,924	1,809	17,778	17,086	2,550,892	2,146,619	(13,046)	-
Transfers between funds	1,524	-	(130,164)	948	(360,072)	39,589	277,702	-
Surrenders (notes 2, 3, 4, 5 and 6)	(12,333)	(587)	(7,940)	(10,756)	(831,679)	(615,828)	(6,713)	-
Adjustments to maintain reserves	6	(2)	(9)	12	(174)	566	25	-

Net equity transactions	(8,879)	1,220	(120,335)	7,290	1,358,967	1,570,946	257,968	-

Net change in contract owners’ equity	569	9,338	(110,463)	98,323	2,252,366	2,370,268	382,128	-
Contract owners’ equity at beginning of period	30,603	21,265	455,690	357,367	7,104,503	4,734,235	-	-

Contract owners’ equity at end of period	$31,172	30,603	345,227	455,690	9,356,869	7,104,503	382,128	-

CHANGE IN UNITS:
Beginning units	1,146	1,089	24,235	23,810	541,919	416,058	-	-
Units purchased	149	177	1,292	1,115	208,733	179,546	26,780	-
Units surrendered	(475)	(120)	(8,721)	(690)	(103,091)	(53,685)	(1,007)	-

Ending units	820	1,146	16,806	24,235	647,561	541,919	25,773	-

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	OVGI		OVGS		OVIG		OVSB
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$58,159	31,465	31,337	40,808	50,495	34,604	31,657	21,287
Realized gain (loss) on investments	(36,994)	149,764	91,441	(11,081)	11,657	14,927	(7,066)	(1,111)
Change in unrealized gain (loss) on investments	126,246	300,225	888,130	498,245	1,056,220	647,868	(7,845)	37,372
Reinvested capital gains	383,009	473,669	163,277	644,591	74,581	169,674	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	530,420	955,123	1,174,185	1,172,563	1,192,953	867,073	16,746	57,548

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	294,148	343,213	483,667	600,164	1,071,555	873,809	19,087	19,977
Transfers between funds	(246,129)	497,918	(119,727)	(352,137)	579,369	(200,317)	(43,910)	54
Surrenders (notes 2, 3, 4, 5 and 6)	(212,004)	(253,955)	(509,175)	(591,428)	(353,778)	(208,778)	(13,070)	(11,808)
Adjustments to maintain reserves	(3)	351	(1)	167	(5)	112	(17)	24

Net equity transactions	(163,988)	587,527	(145,236)	(343,234)	1,297,141	464,826	(37,910)	8,247

Net change in contract owners’ equity	366,432	1,542,650	1,028,949	829,329	2,490,094	1,331,899	(21,164)	65,795
Contract owners’ equity at beginning of period	4,005,757	2,463,107	4,564,874	3,735,545	4,251,938	2,920,039	596,429	530,634

Contract owners’ equity at end of period	$4,372,189	4,005,757	5,593,823	4,564,874	6,742,032	4,251,938	575,265	596,429

CHANGE IN UNITS:
Beginning units	121,141	98,385	186,386	201,007	352,589	311,400	48,669	47,978
Units purchased	12,595	46,449	28,354	32,158	145,049	96,508	1,623	1,718
Units surrendered	(17,693)	(23,693)	(35,797)	(46,779)	(37,495)	(55,319)	(4,894)	(1,027)

Ending units	116,043	121,141	178,943	186,386	460,143	352,589	45,398	48,669

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	OVSC		WRASP		WRBDP		WRBP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$15,637	5,133	203,048	208,132	22,364	23,626	9,942	10,601
Realized gain (loss) on investments	(3,178)	(71,211)	(183,430)	(259,229)	(3,027)	(3,306)	(5,546)	(12,100)
Change in unrealized gain (loss) on investments	462,700	406,530	1,148,112	1,598,112	73,808	77,524	59,076	71,513
Reinvested capital gains	35,418	237,039	167,718	397,368	-	-	37,890	47,759

Net increase (decrease) in contract owners’ equity resulting from operations	510,577	577,491	1,335,448	1,944,383	93,145	97,844	101,362	117,773

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	335,363	309,816	807,205	904,374	58,712	61,231	77,871	62,323
Transfers between funds	(275,802)	(39,267)	(593,463)	(559,562)	(7,396)	32,169	74,724	39,266
Surrenders (notes 2, 3, 4, 5 and 6)	(319,073)	(328,911)	(750,885)	(1,350,378)	(67,833)	(77,129)	(134,649)	(50,564)
Adjustments to maintain reserves	(196)	695	(444)	1,292	(10)	201	(25)	120

Net equity transactions	(259,708)	(57,667)	(537,587)	(1,004,274)	(16,527)	16,472	17,921	51,145

Net change in contract owners’ equity	250,869	519,824	797,861	940,109	76,618	114,316	119,283	168,918
Contract owners’ equity at beginning of period	2,747,712	2,227,888	10,235,364	9,295,255	896,095	781,779	668,222	499,304

Contract owners’ equity at end of period	$2,998,581	2,747,712	11,033,225	10,235,364	972,713	896,095	787,505	668,222

CHANGE IN UNITS:
Beginning units	76,724	78,676	619,589	685,219	55,873	54,681	29,129	26,574
Units purchased	12,310	11,666	58,094	64,796	4,256	7,201	7,125	5,533
Units surrendered	(19,218)	(13,618)	(91,187)	(130,426)	(5,472)	(6,009)	(6,171)	(2,978)

Ending units	69,816	76,724	586,496	619,589	54,657	55,873	30,083	29,129

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	WRCEP		WRDIV		WRENG		WRGBP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$6,697	6,337	18,109	20,212	4,195	-	3,713	3,624
Realized gain (loss) on investments	(24,686)	(5,032)	(35,314)	(20,463)	(53,159)	(24,950)	2,486	(730)
Change in unrealized gain (loss) on investments	195,949	186,439	44,446	(38,702)	(40,150)	32,613	1,112	6,102
Reinvested capital gains	67,959	111,666	-	185,790	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	245,919	299,410	27,241	146,837	(89,114)	7,663	7,311	8,996

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	95,456	111,921	54,498	63,281	25,280	32,015	8,116	13,424
Transfers between funds	(62,330)	(8,797)	12,471	(11,952)	47,992	39,218	(13,851)	(15,695)
Surrenders (notes 2, 3, 4, 5 and 6)	(196,847)	(56,262)	(56,786)	(66,881)	(17,362)	(16,548)	(24,980)	(3,440)
Adjustments to maintain reserves	(204)	395	(172)	299	(15)	85	15	-

Net equity transactions	(163,925)	47,257	10,011	(15,253)	55,895	54,770	(30,700)	(5,711)

Net change in contract owners’ equity	81,994	346,667	37,252	131,584	(33,219)	62,433	(23,389)	3,285
Contract owners’ equity at beginning of period	1,297,038	950,371	769,697	638,113	293,922	231,489	99,302	96,017

Contract owners’ equity at end of period	$1,379,032	1,297,038	806,949	769,697	260,703	293,922	75,913	99,302

CHANGE IN UNITS:
Beginning units	43,050	41,351	37,887	38,681	47,539	38,743	7,760	8,210
Units purchased	3,723	5,202	5,152	3,988	27,431	15,738	638	1,083
Units surrendered	(9,106)	(3,503)	(4,531)	(4,782)	(8,217)	(6,942)	(2,913)	(1,533)

Ending units	37,667	43,050	38,508	37,887	66,753	47,539	5,485	7,760

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	WRGNR		WRGP		WRHIP		WRI2P
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$10,992	5,513	-	-	241,613	245,088	18,076	11,661
Realized gain (loss) on investments	(56,132)	(17,503)	2,710	(8,823)	(100,689)	(107,087)	(58,423)	(3,820)
Change in unrealized gain (loss) on investments	(16,349)	59,565	218,105	74,157	51,765	251,696	84,097	53,187
Reinvested capital gains	-	-	202,986	311,981	-	-	140	61,221

Net increase (decrease) in contract owners’ equity resulting from operations	(61,489)	47,575	423,801	377,315	192,689	389,697	43,890	122,249

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	52,567	65,611	90,907	103,411	297,672	358,275	52,951	52,412
Transfers between funds	30,534	21,247	(5,620)	24,501	(140,377)	(566,512)	(113,073)	55,063
Surrenders (notes 2, 3, 4, 5 and 6)	(38,775)	(54,328)	(176,300)	(105,468)	(390,121)	(262,312)	(82,198)	(26,082)
Adjustments to maintain reserves	(98)	232	(35)	251	(96)	423	(116)	259

Net equity transactions	44,228	32,762	(91,048)	22,695	(232,922)	(470,126)	(142,436)	81,652

Net change in contract owners’ equity	(17,261)	80,337	332,753	400,010	(40,233)	(80,429)	(98,546)	203,901
Contract owners’ equity at beginning of period	590,655	510,318	1,428,377	1,028,367	3,542,632	3,623,061	824,625	620,724

Contract owners’ equity at end of period	$573,394	590,655	1,761,130	1,428,377	3,502,399	3,542,632	726,079	824,625

CHANGE IN UNITS:
Beginning units	111,122	105,086	40,917	40,236	148,251	168,586	50,908	45,484
Units purchased	31,275	23,888	4,513	6,058	18,169	18,107	4,414	8,464
Units surrendered	(19,828)	(17,852)	(6,786)	(5,377)	(28,185)	(38,442)	(13,503)	(3,040)

Ending units	122,569	111,122	38,644	40,917	138,235	148,251	41,819	50,908

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	WRIP		WRLTBP		WRMCG		WRMMP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$2,924	4,190	4,530	915	-	-	911	3,545
Realized gain (loss) on investments	(99,472)	(53,403)	577	(104)	159,516	20,019	-	-
Change in unrealized gain (loss) on investments	257,479	(229,243)	1,494	1,332	910,521	288,089	-	-
Reinvested capital gains	-	425,836	-	-	190,586	374,556	-	24

Net increase (decrease) in contract owners’ equity resulting from operations	160,931	147,380	6,601	2,143	1,260,623	682,664	911	3,569

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	62,789	69,005	11,606	11,649	184,596	167,083	27,048	32,749
Transfers between funds	170,400	3,024	97,472	7,647	118,225	81,630	113,794	41,767
Surrenders (notes 2, 3, 4, 5 and 6)	(54,943)	(62,798)	(7,098)	(2,779)	(312,633)	(152,666)	(57,273)	(44,692)
Adjustments to maintain reserves	23	134	10	3	44	191	(10)	110

Net equity transactions	178,269	9,365	101,990	16,520	(9,768)	96,238	83,559	29,934

Net change in contract owners’ equity	339,200	156,745	108,591	18,663	1,250,855	778,902	84,470	33,503
Contract owners’ equity at beginning of period	719,139	562,394	68,609	49,946	2,557,942	1,779,040	223,930	190,427

Contract owners’ equity at end of period	$1,058,339	719,139	177,200	68,609	3,808,797	2,557,942	308,400	223,930

CHANGE IN UNITS:
Beginning units	37,550	36,980	5,907	4,482	65,470	62,810	21,106	18,277
Units purchased	11,902	4,969	9,822	1,677	12,099	8,830	13,771	8,265
Units surrendered	(3,622)	(4,399)	(1,079)	(252)	(12,143)	(6,170)	(5,918)	(5,436)

Ending units	45,830	37,550	14,650	5,907	65,426	65,470	28,959	21,106

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	WRPAP		WRPCP		WRPMAP		WRPMAV
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$19,087	33,864	5,578	5,905	130,908	186,044	4,028	5,479
Realized gain (loss) on investments	(5,927)	(79,685)	(2,615)	(2,751)	(45,224)	17,239	(100)	717
Change in unrealized gain (loss) on investments	22,801	212,912	17,097	22,626	108,536	500,490	1,581	24,859
Reinvested capital gains	165,368	107,923	20,810	14,621	943,355	632,648	28,472	16,551

Net increase (decrease) in contract owners’ equity resulting from operations	201,329	275,014	40,870	40,401	1,137,575	1,336,421	33,981	47,606

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	137,195	181,172	36,809	32,710	769,304	832,581	63,266	66,636
Transfers between funds	(4,128)	(68,015)	(3,863)	(132)	(117,840)	(106,173)	29,100	35
Surrenders (notes 2, 3, 4, 5 and 6)	(179,575)	(470,085)	(23,964)	(33,080)	(499,903)	(791,476)	(48,749)	(46,192)
Adjustments to maintain reserves	(190)	390	(33)	69	264	904	1	(4)

Net equity transactions	(46,698)	(356,538)	8,949	(433)	151,825	(64,164)	43,618	20,475

Net change in contract owners’ equity	154,631	(81,524)	49,819	39,968	1,289,400	1,272,257	77,599	68,081
Contract owners’ equity at beginning of period	1,380,347	1,461,871	316,285	276,317	7,511,176	6,238,919	310,753	242,672

Contract owners’ equity at end of period	$1,534,978	1,380,347	366,104	316,285	8,800,576	7,511,176	388,352	310,753

CHANGE IN UNITS:
Beginning units	57,971	75,661	17,359	17,388	339,706	342,546	22,450	20,914
Units purchased	6,383	8,552	2,003	1,903	37,013	41,685	6,740	5,121
Units surrendered	(8,638)	(26,242)	(1,528)	(1,932)	(30,967)	(44,525)	(3,618)	(3,585)

Ending units	55,716	57,971	17,834	17,359	345,752	339,706	25,572	22,450

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	WRPMCP		WRPMCV		WRPMMV		WRPMP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$12,024	11,825	10	-	3,558	4,538	87,462	112,132
Realized gain (loss) on investments	(1,944)	(3,558)	1	-	45	1,125	(14,578)	(232)
Change in unrealized gain (loss) on investments	29,146	39,075	97	-	1,121	21,663	105,395	297,360
Reinvested capital gains	57,176	32,769	45	-	19,642	11,400	520,596	346,052

Net increase (decrease) in contract owners’ equity resulting from operations	96,402	80,111	153	-	24,366	38,726	698,875	755,312

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	107,408	76,059	-	-	15,421	33,078	397,089	407,131
Transfers between funds	47,971	2,985	657	-	689	1	(538)	3,688
Surrenders (notes 2, 3, 4, 5 and 6)	(44,577)	(47,810)	(24)	-	(7,335)	(38,716)	(303,112)	(303,228)
Adjustments to maintain reserves	(77)	133	7	-	2	(7)	(651)	1,366

Net equity transactions	110,725	31,367	640	-	8,777	(5,644)	92,788	108,957

Net change in contract owners’ equity	207,127	111,478	793	-	33,143	33,082	791,663	864,269
Contract owners’ equity at beginning of period	578,552	467,074	-	-	265,416	232,334	4,812,839	3,948,570

Contract owners’ equity at end of period	$785,679	578,552	793	-	298,559	265,416	5,604,502	4,812,839

CHANGE IN UNITS:
Beginning units	29,566	27,890	-	-	19,736	20,269	231,913	226,516
Units purchased	8,172	4,460	58	-	2,106	3,416	20,545	22,592
Units surrendered	(2,368)	(2,784)	(2)	-	(1,487)	(3,949)	(16,282)	(17,195)

Ending units	35,370	29,566	56	-	20,355	19,736	236,176	231,913

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	WRRESP		WRSCP		WRSCV		WRSTP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$4,299	4,394	-	-	-	-	-	-
Realized gain (loss) on investments	(26,043)	(4,215)	(25,770)	(19,432)	(20,133)	(4,470)	96,103	59,778
Change in unrealized gain (loss) on investments	(7,770)	57,268	451,868	145,007	39,437	10,992	370,019	518,479
Reinvested capital gains	19,672	1,230	-	83,767	16,128	58,784	299,920	197,773

Net increase (decrease) in contract owners’ equity resulting from operations	(9,842)	58,677	426,098	209,342	35,432	65,306	766,042	776,030

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	19,862	27,887	102,285	102,135	30,418	26,246	148,493	165,801
Transfers between funds	(8,263)	(6,432)	(50,212)	36,155	27,067	9,259	(119,760)	(105,806)
Surrenders (notes 2, 3, 4, 5 and 6)	(38,839)	(24,622)	(113,528)	(85,475)	(44,023)	(27,013)	(246,376)	(126,614)
Adjustments to maintain reserves	(51)	81	(83)	217	(36)	106	(149)	407

Net equity transactions	(27,291)	(3,086)	(61,538)	53,032	13,426	8,598	(217,792)	(66,212)

Net change in contract owners’ equity	(37,133)	55,591	364,560	262,374	48,858	73,904	548,250	709,818
Contract owners’ equity at beginning of period	297,996	242,405	1,144,939	882,565	338,843	264,939	2,313,843	1,604,025

Contract owners’ equity at end of period	$260,863	297,996	1,509,499	1,144,939	387,701	338,843	2,862,093	2,313,843

CHANGE IN UNITS:
Beginning units	13,078	13,237	44,164	41,999	11,435	11,116	53,856	55,809
Units purchased	2,838	1,634	4,263	6,065	2,628	1,389	4,786	5,326
Units surrendered	(4,098)	(1,793)	(6,131)	(3,900)	(1,838)	(1,070)	(9,428)	(7,279)

Ending units	11,818	13,078	42,296	44,164	12,225	11,435	49,214	53,856

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	WRVP		JACAS		JAEI		JAGTS
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$7,714	3,085	8,693	1,013	3,506	7,458	621	51,451
Realized gain (loss) on investments	(9,610)	(1,270)	243,591	46,428	96,873	27,406	623,935	221,997
Change in unrealized gain (loss) on investments	576	67,018	1,074,405	984,259	481,361	708,569	6,699,614	3,340,101
Reinvested capital gains	16,119	21,028	398,462	396,547	348,521	200,131	1,803,602	854,192

Net increase (decrease) in contract owners’ equity resulting from operations	14,799	89,861	1,725,151	1,428,247	930,261	943,564	9,127,772	4,467,741

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	26,194	27,803	177,637	174,160	721,270	674,596	3,950,737	3,009,535
Transfers between funds	(15,827)	(3,020)	(562,158)	37,465	(212,615)	999,755	2,883,018	875,729
Surrenders (notes 2, 3, 4, 5 and 6)	(9,594)	(16,646)	(397,125)	(869,883)	(385,245)	(283,995)	(1,849,151)	(1,412,991)
Adjustments to maintain reserves	(59)	109	(174)	591	(370)	511	(2,560)	434

Net equity transactions	714	8,246	(781,820)	(657,667)	123,040	1,390,867	4,982,044	2,472,707

Net change in contract owners’ equity	15,513	98,107	943,331	770,580	1,053,301	2,334,431	14,109,816	6,940,448
Contract owners’ equity at beginning of period	435,517	337,410	4,848,201	4,077,621	4,561,162	2,226,731	16,044,690	9,104,242

Contract owners’ equity at end of period	$451,030	435,517	5,791,532	4,848,201	5,614,463	4,561,162	30,154,506	16,044,690

CHANGE IN UNITS:
Beginning units	15,969	15,629	114,712	132,034	290,851	192,390	427,184	351,267
Units purchased	2,632	1,206	6,383	7,485	97,126	122,169	153,027	127,797
Units surrendered	(2,385)	(866)	(22,535)	(24,807)	(88,296)	(23,708)	(47,212)	(51,880)

Ending units	16,216	15,969	98,560	114,712	299,681	290,851	532,999	427,184

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	JAIGS		JAMGS		LOVTRC		MFBIE
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$30,628	46,138	-	597	109,488	60,672	33,685	51,386
Realized gain (loss) on investments	(79,505)	(75,592)	8,802	3,849	22,496	(853)	(23,340)	(12,473)
Change in unrealized gain (loss) on investments	470,929	621,991	459,797	174,271	31,356	40,899	222,484	266,294
Reinvested capital gains	-	-	161,896	50,781	87,129	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	422,052	592,537	630,495	229,498	250,469	100,718	232,829	305,207

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	121,514	165,282	1,714,634	1,071,089	1,794,649	1,319,141	237,883	300,120
Transfers between funds	(129,899)	(40,332)	(19,922)	44,739	906,705	315,776	(145)	48,435
Surrenders (notes 2, 3, 4, 5 and 6)	(198,021)	(291,624)	(282,133)	(138,134)	(546,240)	(213,280)	(91,350)	(109,349)
Adjustments to maintain reserves	(264)	586	(44)	99	145	317	(13)	36

Net equity transactions	(206,670)	(166,088)	1,412,535	977,793	2,155,259	1,421,954	146,375	239,242

Net change in contract owners’ equity	215,382	426,449	2,043,030	1,207,291	2,405,728	1,522,672	379,204	544,449
Contract owners’ equity at beginning of period	2,728,689	2,302,240	1,614,333	407,042	2,359,850	837,178	1,962,873	1,418,424

Contract owners’ equity at end of period	$2,944,071	2,728,689	3,657,363	1,614,333	4,765,578	2,359,850	2,342,077	1,962,873

CHANGE IN UNITS:
Beginning units	226,717	242,370	109,681	37,461	210,430	80,946	186,773	162,399
Units purchased	16,723	18,763	130,011	82,817	239,956	151,081	38,853	35,264
Units surrendered	(32,601)	(34,416)	(30,735)	(10,597)	(54,733)	(21,597)	(20,978)	(10,890)

Ending units	210,839	226,717	208,957	109,681	395,653	210,430	204,648	186,773

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	MFBOV		MFFCA		MFTCG		MNDIC
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$50,815	44,575	-	8,623	-	-	-	-
Realized gain (loss) on investments	(27,328)	(13,068)	(54,389)	(35,155)	303,020	27,693	180,395	83,885
Change in unrealized gain (loss) on investments	(100,886)	340,624	701,185	406,111	230,801	771,471	1,330,174	321,814
Reinvested capital gains	28,649	83,070	81,881	217,258	510,732	227,167	455,016	660,492

Net increase (decrease) in contract owners’ equity resulting from operations	(48,750)	455,201	728,677	596,837	1,044,553	1,026,331	1,965,585	1,066,191

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	268,924	286,528	484,430	580,074	569,467	621,124	466,827	509,721
Transfers between funds	15,900	10,411	88,022	40,646	(863,158)	(17,371)	238,721	549,156
Surrenders (notes 2, 3, 4, 5 and 6)	(90,888)	(154,959)	(162,843)	(194,207)	(313,776)	(293,451)	(355,453)	(316,820)
Adjustments to maintain reserves	12	36	(29)	39	(21)	51	(4)	140

Net equity transactions	193,948	142,016	409,580	426,552	(607,488)	310,353	350,091	742,197

Net change in contract owners’ equity	145,198	597,217	1,138,257	1,023,389	437,065	1,336,684	2,315,676	1,808,388
Contract owners’ equity at beginning of period	2,684,226	2,087,009	2,936,728	1,913,339	4,095,490	2,758,806	4,147,287	2,338,899

Contract owners’ equity at end of period	$2,829,424	2,684,226	4,074,985	2,936,728	4,532,555	4,095,490	6,462,963	4,147,287

CHANGE IN UNITS:
Beginning units	139,792	132,076	106,796	89,655	131,761	120,792	161,592	129,133
Units purchased	23,591	18,887	28,243	24,563	18,912	23,761	34,474	50,472
Units surrendered	(11,218)	(11,171)	(9,164)	(7,422)	(37,539)	(12,792)	(23,454)	(18,013)

Ending units	152,165	139,792	125,875	106,796	113,134	131,761	172,612	161,592

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	MV2IGI		MV3MVI		MVFIC		MVIGIC
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$66	75	90	-	216,701	273,100	9,872	183
Realized gain (loss) on investments	114	75	(2,494)	-	(134,862)	61,921	13,735	(19)
Change in unrealized gain (loss) on investments	1,515	3,011	2,175	-	(101,535)	2,494,442	137,572	3,235
Reinvested capital gains	1,392	1,000	304	-	607,342	574,784	8,980	1,641

Net increase (decrease) in contract owners’ equity resulting from operations	3,087	4,161	75	-	587,646	3,404,247	170,159	5,040

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	-	-	26,546	-	2,310,899	1,904,218	240,638	35,433
Transfers between funds	-	-	13,416	-	(267,214)	37,249	1,092,811	51,575
Surrenders (notes 2, 3, 4, 5 and 6)	(584)	(509)	(457)	-	(1,417,500)	(2,350,851)	(163,733)	(537)
Adjustments to maintain reserves	11	(4)	(3)	-	(734)	1,932	113	(4)

Net equity transactions	(573)	(513)	39,502	-	625,451	(407,452)	1,169,829	86,467

Net change in contract owners’ equity	2,514	3,648	39,577	-	1,213,097	2,996,795	1,339,988	91,507
Contract owners’ equity at beginning of period	14,250	10,602	-	-	14,744,226	11,747,431	91,507	-

Contract owners’ equity at end of period	$16,764	14,250	39,577	-	15,957,323	14,744,226	1,431,495	91,507

CHANGE IN UNITS:
Beginning units	752	783	-	-	421,662	436,092	8,347	-
Units purchased	-	-	2,918	-	86,892	70,749	118,596	8,455
Units surrendered	(30)	(31)	(45)	-	(67,511)	(85,179)	(14,218)	(108)

Ending units	722	752	2,873	-	441,043	421,662	112,725	8,347

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	MVIVIC		MVIVSC		MVUIC		MSVFI
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$115,996	204,030	500	1,029	4,334	2,235	3,943	5,435
Realized gain (loss) on investments	335,069	283,283	2,621	5,918	2,288	2,015	620	1,609
Change in unrealized gain (loss) on investments	1,586,499	1,661,624	7,659	5,827	11,797	5,173	3,676	6,583
Reinvested capital gains	233,744	334,807	1,308	2,157	4,519	164	1,441	-

Net increase (decrease) in contract owners’ equity resulting from operations	2,271,308	2,483,744	12,088	14,931	22,938	9,587	9,680	13,627

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	930,475	1,027,032	-	-	151,825	85,330	5,714	5,312
Transfers between funds	(726,554)	(680,910)	-	(235)	(9,184)	(16,203)	13,375	52,815
Surrenders (notes 2, 3, 4, 5 and 6)	(803,765)	(763,904)	(5,571)	(14,412)	(27,238)	(9,873)	(37,438)	(12,089)
Adjustments to maintain reserves	(308)	506	(8)	4	(4,494)	(5)	(65)	143

Net equity transactions	(600,152)	(417,276)	(5,579)	(14,643)	110,909	59,249	(18,414)	46,181

Net change in contract owners’ equity	1,671,156	2,066,468	6,509	288	133,847	68,836	(8,734)	59,808
Contract owners’ equity at beginning of period	11,738,970	9,672,502	63,383	63,095	95,948	27,112	165,647	105,839

Contract owners’ equity at end of period	$13,410,126	11,738,970	69,892	63,383	229,795	95,948	156,913	165,647

CHANGE IN UNITS:
Beginning units	527,288	547,182	2,504	3,132	7,164	2,623	8,997	6,374
Units purchased	42,530	64,052	-	-	13,308	7,233	988	3,942
Units surrendered	(70,034)	(83,946)	(207)	(628)	(3,687)	(2,692)	(2,079)	(1,319)

Ending units	499,784	527,288	2,297	2,504	16,785	7,164	7,906	8,997

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	DTRTFB		EIF		GBF		GEM
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$20,973	7,003	51,260	53,386	62,133	61,237	288,354	378,848
Realized gain (loss) on investments	2,662	1,202	70,863	56,033	144,527	9,890	159,467	79,896
Change in unrealized gain (loss) on investments	2,362	(1,918)	(160,818)	435,873	(25,704)	106,314	1,583,213	2,646,750
Reinvested capital gains	-	-	122,018	114,761	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	25,997	6,287	83,323	660,053	180,956	177,441	2,031,034	3,105,494

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	171,036	126,517	200,019	256,774	982,599	843,781	1,542,758	1,949,742
Transfers between funds	514,454	98,026	34,742	197,653	(789,575)	(307,131)	(2,120,609)	(275,428)
Surrenders (notes 2, 3, 4, 5 and 6)	(35,327)	(9,139)	(484,404)	(193,323)	(180,026)	(742,649)	(1,136,782)	(1,226,117)
Adjustments to maintain reserves	6	11	66	116	155	171	(591)	2,322

Net equity transactions	650,169	215,415	(249,577)	261,220	13,153	(205,828)	(1,715,224)	450,519

Net change in contract owners’ equity	676,166	221,702	(166,254)	921,273	194,109	(28,387)	315,810	3,556,013
Contract owners’ equity at beginning of period	260,399	38,697	3,196,773	2,275,500	2,646,910	2,675,297	16,839,969	13,283,956

Contract owners’ equity at end of period	$936,565	260,399	3,030,519	3,196,773	2,841,019	2,646,910	17,155,779	16,839,969

CHANGE IN UNITS:
Beginning units	23,991	3,800	107,338	97,271	165,606	177,877	1,329,176	1,289,238
Units purchased	63,215	23,850	22,859	23,464	78,297	63,088	152,469	209,724
Units surrendered	(4,031)	(3,659)	(32,005)	(13,397)	(76,344)	(75,359)	(286,338)	(169,786)

Ending units	83,175	23,991	98,192	107,338	167,559	165,606	1,195,307	1,329,176

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	GIG		GVAAA2		GVABD2		GVAGG2
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$11,415	27,118	574,691	532,499	16,679	13,416	44,054	40,299
Realized gain (loss) on investments	(43,794)	(3,119)	485,442	531,135	3,703	(605)	97,310	(15,045)
Change in unrealized gain (loss) on investments	87,211	106,836	665,498	2,778,890	48,099	46,437	1,284,291	1,245,646
Reinvested capital gains	-	45,345	2,971,431	2,219,681	538	2,378	449,126	527,537

Net increase (decrease) in contract owners’ equity resulting from operations	54,832	176,180	4,697,062	6,062,205	69,019	61,626	1,874,781	1,798,437

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	44,987	47,306	7,094,827	6,124,738	40,957	48,396	404,535	477,516
Transfers between funds	(193,804)	13,676	(454,958)	136,207	60,120	8,502	(271,581)	(492,615)
Surrenders (notes 2, 3, 4, 5 and 6)	(56,940)	(42,311)	(4,066,185)	(3,609,279)	(66,059)	(42,723)	(420,770)	(608,267)
Adjustments to maintain reserves	24	47	345,006	809	(109)	190	(450)	743

Net equity transactions	(205,733)	18,718	2,918,690	2,652,475	34,909	14,365	(288,266)	(622,623)

Net change in contract owners’ equity	(150,901)	194,898	7,615,752	8,714,680	103,928	75,991	1,586,515	1,175,814
Contract owners’ equity at beginning of period	1,106,567	911,669	36,970,582	28,255,902	760,222	684,231	6,501,081	5,325,267

Contract owners’ equity at end of period	$955,666	1,106,567	44,586,334	36,970,582	864,150	760,222	8,087,596	6,501,081

CHANGE IN UNITS:
Beginning units	89,258	87,598	1,536,896	1,418,731	50,549	49,583	219,007	241,787
Units purchased	7,091	6,432	288,452	308,479	7,162	4,331	23,263	23,263
Units surrendered	(24,939)	(4,772)	(170,406)	(190,314)	(5,095)	(3,365)	(32,577)	(46,043)

Ending units	71,410	89,258	1,654,942	1,536,896	52,616	50,549	209,693	219,007

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	GVAGI2		GVAGR2		GVDMA		GVDMC
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$48,314	34,815	56,077	22,035	21,143	199,152	670	10,232
Realized gain (loss) on investments	(49,662)	23,089	82,037	87,787	152,212	133,132	(1,446)	(1,221)
Change in unrealized gain (loss) on investments	66,658	305,592	2,568,669	630,362	353,902	617,618	28,679	25,344
Reinvested capital gains	298,306	240,104	734,352	901,743	601,877	910,272	14,242	24,798

Net increase (decrease) in contract owners’ equity resulting from operations	363,616	603,600	3,441,135	1,641,927	1,129,134	1,860,174	42,145	59,153

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	145,539	148,766	294,327	269,250	237,989	272,267	17,075	24,182
Transfers between funds	14,552	(118,227)	401,126	47,480	(167,142)	(18,972)	(1,570)	(47)
Surrenders (notes 2, 3, 4, 5 and 6)	(237,649)	(209,340)	(551,185)	(774,604)	(812,440)	(744,555)	(6,984)	(55,540)
Adjustments to maintain reserves	(22)	290	59	415	29	(49)	6	(1)

Net equity transactions	(77,580)	(178,511)	144,327	(457,459)	(741,564)	(491,309)	8,527	(31,406)

Net change in contract owners’ equity	286,036	425,089	3,585,462	1,184,468	387,570	1,368,865	50,672	27,747
Contract owners’ equity at beginning of period	2,853,899	2,428,810	6,783,364	5,598,896	10,070,814	8,701,949	475,867	448,120

Contract owners’ equity at end of period	$3,139,935	2,853,899	10,368,826	6,783,364	10,458,384	10,070,814	526,539	475,867

CHANGE IN UNITS:
Beginning units	113,766	121,671	212,412	228,419	391,126	411,732	23,202	24,795
Units purchased	11,454	8,564	27,984	17,439	10,515	12,480	3,168	2,341
Units surrendered	(14,528)	(16,469)	(26,074)	(33,446)	(40,042)	(33,086)	(2,720)	(3,934)

Ending units	110,692	113,766	214,322	212,412	361,599	391,126	23,650	23,202

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	GVEX1		GVIDA		GVIDC		GVIDM
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$1,400,127	1,249,046	5,008	45,572	556	14,776	5,678	94,762
Realized gain (loss) on investments	3,069,472	297,588	78,522	70,726	(4,541)	(2,543)	33,857	47,043
Change in unrealized gain (loss) on investments	7,302,467	10,317,269	17,712	168,761	37,583	41,813	229,559	168,535
Reinvested capital gains	1,446,727	2,351,909	147,600	199,005	5,299	13,591	234,402	399,914

Net increase (decrease) in contract owners’ equity resulting from operations	13,218,793	14,215,812	248,842	484,064	38,897	67,637	503,496	710,254

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	12,297,552	9,844,077	62,863	65,322	3,773	3,871	53,054	69,097
Transfers between funds	(1,571,877)	3,894,959	(266,541)	(64,416)	49	-	1,216,432	(2,211)
Surrenders (notes 2, 3, 4, 5 and 6)	(5,220,661)	(3,316,274)	(167,197)	(193,624)	(154,736)	(132,725)	(406,827)	(433,855)
Adjustments to maintain reserves	(17,957)	17,876	11	(19)	5	4	(819)	(287)

Net equity transactions	5,487,057	10,440,638	(370,864)	(192,737)	(150,909)	(128,850)	861,840	(367,256)

Net change in contract owners’ equity	18,705,850	24,656,450	(122,022)	291,327	(112,012)	(61,213)	1,365,336	342,998
Contract owners’ equity at beginning of period	66,883,939	42,227,489	2,413,141	2,121,814	690,808	752,021	4,484,889	4,141,891

Contract owners’ equity at end of period	$85,589,789	66,883,939	2,291,119	2,413,141	578,796	690,808	5,850,225	4,484,889

CHANGE IN UNITS:
Beginning units	2,901,805	2,403,505	89,242	97,090	39,187	46,726	193,679	210,606
Units purchased	804,910	684,476	2,507	2,692	246	227	58,441	4,254
Units surrendered	(564,088)	(186,176)	(16,645)	(10,540)	(8,666)	(7,766)	(23,163)	(21,181)

Ending units	3,142,627	2,901,805	75,104	89,242	30,767	39,187	228,957	193,679

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	GVIX2		HIBF		IDPG		IDPGI
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$51,913	70,588	171,761	203,104	3,894	61,777	1,432	25,682
Realized gain (loss) on investments	6,552	(363)	(4,516)	32,693	1,714	6,254	6,366	2,640
Change in unrealized gain (loss) on investments	86,142	360,453	12,661	230,490	165,978	223,591	39,693	74,344
Reinvested capital gains	66,764	4,346	-	-	58,352	59,020	12,875	21,791

Net increase (decrease) in contract owners’ equity resulting from operations	211,371	435,024	179,906	466,287	229,938	350,642	60,366	124,457

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	204,172	232,951	318,095	414,560	598,855	427,254	206,806	196,012
Transfers between funds	61,579	(225,577)	(501,507)	89,754	748	235,674	50,438	(9)
Surrenders (notes 2, 3, 4, 5 and 6)	(191,490)	(318,317)	(253,650)	(387,093)	(264,229)	(284,327)	(122,725)	(100,535)
Adjustments to maintain reserves	(3)	4,838	(96)	453	(2)	5	(10)	8

Net equity transactions	74,258	(306,105)	(437,158)	117,674	335,372	378,606	134,509	95,476

Net change in contract owners’ equity	285,629	128,919	(257,252)	583,961	565,310	729,248	194,875	219,933
Contract owners’ equity at beginning of period	2,258,034	2,129,115	3,677,898	3,093,937	2,924,029	2,194,781	1,110,344	890,411

Contract owners’ equity at end of period	$2,543,663	2,258,034	3,420,646	3,677,898	3,489,339	2,924,029	1,305,219	1,110,344

CHANGE IN UNITS:
Beginning units	186,276	213,815	152,708	147,397	202,056	189,780	86,514	78,654
Units purchased	38,918	29,959	18,565	25,390	64,137	35,310	20,461	16,559
Units surrendered	(29,186)	(57,498)	(37,305)	(20,079)	(21,160)	(23,034)	(9,961)	(8,699)

Ending units	196,008	186,276	133,968	152,708	245,033	202,056	97,014	86,514

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	MCIF		MSBF		NCPG		NCPGI
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$135,026	159,653	60,887	80,016	32,277	98,267	17,649	65,235
Realized gain (loss) on investments	(931,704)	(255,860)	(27,977)	3,854	2,919	2,999	6,334	1,453
Change in unrealized gain (loss) on investments	1,928,498	521,652	24,606	63,730	298,520	262,065	125,746	186,997
Reinvested capital gains	549,944	1,827,730	-	-	-	126,854	-	44,462

Net increase (decrease) in contract owners’ equity resulting from operations	1,681,764	2,253,175	57,516	147,600	333,716	490,185	149,729	298,147

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	1,038,696	1,178,753	147,883	121,682	825,126	529,729	524,586	456,000
Transfers between funds	1,130,183	1,797,097	269,022	(248,748)	15,895	(14,537)	(107,417)	(16,791)
Surrenders (notes 2, 3, 4, 5 and 6)	(714,441)	(829,291)	(323,363)	(177,165)	(290,712)	(169,130)	(261,124)	(222,572)
Adjustments to maintain reserves	(36)	459	(40)	126	-	1	(1)	3

Net equity transactions	1,454,402	2,147,018	93,502	(304,105)	550,309	346,063	156,044	216,640

Net change in contract owners’ equity	3,136,166	4,400,193	151,018	(156,505)	884,025	836,248	305,773	514,787
Contract owners’ equity at beginning of period	11,396,412	6,996,219	1,613,763	1,770,268	3,818,182	2,981,934	2,569,413	2,054,626

Contract owners’ equity at end of period	$14,532,578	11,396,412	1,764,781	1,613,763	4,702,207	3,818,182	2,875,186	2,569,413

CHANGE IN UNITS:
Beginning units	303,501	234,111	86,873	104,035	293,504	264,968	203,946	186,000
Units purchased	101,608	100,957	31,099	7,643	70,770	56,309	43,569	38,135
Units surrendered	(62,960)	(31,567)	(26,676)	(24,805)	(28,140)	(27,773)	(30,830)	(20,189)

Ending units	342,149	303,501	91,296	86,873	336,134	293,504	216,685	203,946

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NJMMAY		NVAMV1		NVAMVX		NVBX
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$-	-	74,657	132,147	19,868	-	60,850	33,549
Realized gain (loss) on investments	21	-	(209,181)	(29,051)	7,405	-	64,574	3,994
Change in unrealized gain (loss) on investments	269	-	50,295	513,568	206,786	-	700	55,539
Reinvested capital gains	33	-	118,245	531,192	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	323	-	34,016	1,147,856	234,059	-	126,124	93,082

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	2,437	-	261,315	420,208	185,546	-	311,232	327,688
Transfers between funds	8,445	-	(463,286)	(6,603)	1,398,643	-	1,304,531	88,216
Surrenders (notes 2, 3, 4, 5 and 6)	(887)	-	(343,702)	(397,258)	(106,126)	-	(151,524)	(109,299)
Adjustments to maintain reserves	(4)	-	(543)	287	356	-	(3)	11

Net equity transactions	9,991	-	(546,216)	16,634	1,478,419	-	1,464,236	306,616

Net change in contract owners’ equity	10,314	-	(512,200)	1,164,490	1,712,478	-	1,590,360	399,698
Contract owners’ equity at beginning of period	-	-	5,372,056	4,207,566	-	-	1,366,676	966,978

Contract owners’ equity at end of period	$10,314	-	4,859,856	5,372,056	1,712,478	-	2,957,036	1,366,676

CHANGE IN UNITS:
Beginning units	-	-	151,779	150,919	-	-	116,588	89,417
Units purchased	1,070	-	12,224	19,199	159,032	-	158,232	40,555
Units surrendered	(93)	-	(28,716)	(18,339)	(14,582)	-	(39,496)	(13,384)

Ending units	977	-	135,287	151,779	144,450	-	235,324	116,588

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVCBD1		NVCCA1		NVCCN1		NVCMA1
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$76,221	73,589	230,638	632,380	7,005	65,478	571,569	1,414,322
Realized gain (loss) on investments	45,491	9,551	(329,310)	(166,508)	1,033	(30,586)	(908,969)	(308,241)
Change in unrealized gain (loss) on investments	70,971	76,888	1,983,980	1,318,699	202,114	183,272	5,908,648	3,186,939
Reinvested capital gains	6,215	-	902,420	1,965,997	6,840	48,320	1,133,194	4,700,597

Net increase (decrease) in contract owners’ equity resulting from operations	198,898	160,028	2,787,728	3,750,568	216,992	266,484	6,704,442	8,993,617

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	246,030	147,102	2,955,530	3,361,061	571,190	381,782	7,037,788	8,112,451
Transfers between funds	(249,304)	1,218,805	(6,549)	(398,591)	163,096	(261,228)	(163,729)	(244,664)
Surrenders (notes 2, 3, 4, 5 and 6)	(163,125)	(159,088)	(1,929,831)	(2,016,575)	(502,766)	(418,889)	(5,146,951)	(4,184,199)
Adjustments to maintain reserves	(74)	225	(426)	644	(58)	104	(1,229)	2,832

Net equity transactions	(166,473)	1,207,044	1,018,724	946,539	231,462	(298,231)	1,725,879	3,686,420

Net change in contract owners’ equity	32,425	1,367,072	3,806,452	4,697,107	448,454	(31,747)	8,430,321	12,680,037
Contract owners’ equity at beginning of period	2,915,896	1,548,824	22,897,883	18,200,776	2,544,248	2,575,995	51,617,248	38,937,211

Contract owners’ equity at end of period	$2,948,321	2,915,896	26,704,335	22,897,883	2,992,702	2,544,248	60,047,569	51,617,248

CHANGE IN UNITS:
Beginning units	157,080	103,913	1,186,568	1,133,838	162,132	181,839	2,629,065	2,425,916
Units purchased	55,587	69,691	164,691	194,514	46,730	27,857	389,093	461,556
Units surrendered	(42,994)	(16,524)	(112,071)	(141,784)	(31,772)	(47,564)	(296,126)	(258,407)

Ending units	169,673	157,080	1,239,188	1,186,568	177,090	162,132	2,722,032	2,629,065

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVCMC1		NVCMD1		NVCRA1		NVCRB1
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$18,620	80,203	247,009	821,178	274,337	612,124	74,867	278,731
Realized gain (loss) on investments	(62,165)	(78,483)	(312,488)	(76,760)	(405,665)	(74,175)	(135,884)	(45,109)
Change in unrealized gain (loss) on investments	339,634	258,951	2,313,633	1,822,931	3,361,223	2,115,404	968,927	608,278
Reinvested capital gains	23,483	147,159	828,551	2,164,437	-	1,620,980	152,270	650,272

Net increase (decrease) in contract owners’ equity resulting from operations	319,572	407,830	3,076,705	4,731,786	3,229,895	4,274,333	1,060,180	1,492,172

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	630,881	473,650	1,947,557	1,957,313	4,795,809	4,167,972	1,758,396	1,412,928
Transfers between funds	246,284	(284,877)	(351,601)	(51,005)	(431,961)	(344,356)	(182,102)	(281,622)
Surrenders (notes 2, 3, 4, 5 and 6)	(524,264)	(528,970)	(2,251,041)	(2,728,888)	(2,306,217)	(2,097,238)	(1,086,160)	(1,194,187)
Adjustments to maintain reserves	188	7	(2,057)	1,692	(1,296)	2,064	(347)	171

Net equity transactions	353,089	(340,190)	(657,142)	(820,888)	2,056,335	1,728,442	489,787	(62,710)

Net change in contract owners’ equity	672,661	67,640	2,419,563	3,910,898	5,286,230	6,002,775	1,549,967	1,429,462
Contract owners’ equity at beginning of period	3,023,873	2,956,233	30,056,449	26,145,551	22,972,928	16,970,153	10,552,215	9,122,753

Contract owners’ equity at end of period	$3,696,534	3,023,873	32,476,012	30,056,449	28,259,158	22,972,928	12,102,182	10,552,215

CHANGE IN UNITS:
Beginning units	174,962	195,468	1,610,007	1,657,097	1,149,856	1,054,499	587,828	591,006
Units purchased	59,549	30,008	111,879	124,148	237,657	234,086	101,002	87,074
Units surrendered	(38,562)	(50,514)	(151,407)	(171,238)	(132,897)	(138,729)	(74,335)	(90,252)

Ending units	195,949	174,962	1,570,479	1,610,007	1,254,616	1,149,856	614,495	587,828

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVDBL2		NVDBLP		NVDCA2		NVDCAP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$776	13,951	12,129	210,476	1,949	22,151	18,963	223,122
Realized gain (loss) on investments	10,332	7,134	(42,772)	6,044	50,889	10,787	(27,398)	1,315
Change in unrealized gain (loss) on investments	23,835	29,778	674,700	419,177	(78,026)	77,842	756,195	730,467
Reinvested capital gains	17,123	38,149	267,555	503,432	63,143	77,682	614,310	687,459

Net increase (decrease) in contract owners’ equity resulting from operations	52,066	89,012	911,612	1,139,129	37,955	188,462	1,362,070	1,642,363

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	4,801	4,693	1,686,730	1,478,720	2,599	2,673	1,460,985	1,475,987
Transfers between funds	(14,047)	(56)	410,472	711,487	(1,051,942)	(6,843)	766,903	45,693
Surrenders (notes 2, 3, 4, 5 and 6)	(79,690)	(63,771)	(1,137,929)	(1,405,173)	(22,646)	(55,118)	(839,860)	(910,650)
Adjustments to maintain reserves	(2)	1	(101)	1,361	(9)	14	122	208

Net equity transactions	(88,938)	(59,133)	959,172	786,395	(1,071,998)	(59,274)	1,388,150	611,238

Net change in contract owners’ equity	(36,872)	29,879	1,870,784	1,925,524	(1,034,043)	129,188	2,750,220	2,253,601
Contract owners’ equity at beginning of period	628,960	599,081	8,942,067	7,016,543	1,099,240	970,052	10,176,078	7,922,477

Contract owners’ equity at end of period	$592,088	628,960	10,812,851	8,942,067	65,197	1,099,240	12,926,298	10,176,078

CHANGE IN UNITS:
Beginning units	29,042	31,906	558,469	506,226	41,666	44,101	558,282	522,057
Units purchased	253	251	127,925	145,225	104	108	150,022	92,612
Units surrendered	(4,306)	(3,115)	(69,622)	(92,982)	(39,556)	(2,543)	(74,009)	(56,387)

Ending units	24,989	29,042	616,772	558,469	2,214	41,666	634,295	558,282

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVDMAP		NVDMCP		NVFIII		NVGEII
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$170,491	1,585,542	2,888	44,092	2,655	90	996	158
Realized gain (loss) on investments	(315,738)	34,024	(13,999)	(1,895)	3,225	(1)	(82)	117
Change in unrealized gain (loss) on investments	5,199,082	4,741,392	132,682	88,049	(1,432)	(132)	6,348	2,079
Reinvested capital gains	4,853,380	6,453,053	61,348	93,030	411	49	1	176

Net increase (decrease) in contract owners’ equity resulting from operations	9,907,215	12,814,011	182,919	223,276	4,859	6	7,263	2,530

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	10,006,598	11,201,558	486,954	293,806	18,630	9,004	44,155	26,019
Transfers between funds	(350,688)	(1,192,077)	(13,860)	(3,980)	325,525	728	28,591	9,476
Surrenders (notes 2, 3, 4, 5 and 6)	(5,682,264)	(5,569,599)	(208,795)	(212,466)	(127,555)	(367)	(11,295)	(1,842)
Adjustments to maintain reserves	(4,305)	8,257	29	63	(6)	1	-	-

Net equity transactions	3,969,341	4,448,139	264,328	77,423	216,594	9,366	61,451	33,653

Net change in contract owners’ equity	13,876,556	17,262,150	447,247	300,699	221,453	9,372	68,714	36,183
Contract owners’ equity at beginning of period	73,685,339	56,423,189	1,903,911	1,603,212	9,372	-	36,183	-

Contract owners’ equity at end of period	$87,561,895	73,685,339	2,351,158	1,903,911	230,825	9,372	104,897	36,183

CHANGE IN UNITS:
Beginning units	3,850,703	3,598,467	125,582	120,199	887	-	3,329	-
Units purchased	582,383	676,957	35,872	20,776	32,227	922	6,234	3,506
Units surrendered	(366,711)	(424,721)	(18,800)	(15,393)	(12,720)	(35)	(1,226)	(177)

Ending units	4,066,375	3,850,703	142,654	125,582	20,394	887	8,337	3,329

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVIDAP		NVIDCP		NVIDMP		NVIE6
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$59,255	523,105	3,977	89,751	32,253	515,798	814	2,271
Realized gain (loss) on investments	(316,019)	(18,491)	8,523	(15,780)	(183,153)	(108,470)	931	6,893
Change in unrealized gain (loss) on investments	2,040,274	2,051,098	228,248	180,156	1,399,178	1,017,020	3,724	6,187
Reinvested capital gains	1,746,444	2,002,571	37,866	75,205	1,331,473	1,931,683	-	4,262

Net increase (decrease) in contract owners’ equity resulting from operations	3,529,954	4,558,283	278,614	329,332	2,579,751	3,356,031	5,469	19,613

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	5,671,733	4,288,107	467,729	438,612	2,649,817	2,512,923	-	-
Transfers between funds	(976,366)	7,058	26,883	133,656	352,076	286,733	(1,055)	-
Surrenders (notes 2, 3, 4, 5 and 6)	(1,980,735)	(1,819,204)	(535,735)	(365,774)	(1,619,275)	(2,180,980)	(10,515)	(38,664)
Adjustments to maintain reserves	(951)	1,602	(145)	260	(336,334)	1,837	7	(8)

Net equity transactions	2,713,681	2,477,563	(41,268)	206,754	1,046,284	620,513	(11,563)	(38,672)

Net change in contract owners’ equity	6,243,635	7,035,846	237,346	536,086	3,626,035	3,976,544	(6,094)	(19,059)
Contract owners’ equity at beginning of period	25,427,376	18,391,530	3,903,266	3,367,180	22,621,887	18,645,343	99,928	118,987

Contract owners’ equity at end of period	$31,671,011	25,427,376	4,140,612	3,903,266	26,247,922	22,621,887	93,834	99,928

CHANGE IN UNITS:
Beginning units	1,242,457	1,112,535	291,913	276,109	1,316,959	1,278,961	8,172	11,571
Units purchased	288,552	232,315	46,028	47,542	182,895	192,031	1	-
Units surrendered	(161,531)	(102,393)	(48,401)	(31,738)	(118,107)	(154,033)	(1,047)	(3,399)

Ending units	1,369,478	1,242,457	289,540	291,913	1,381,747	1,316,959	7,126	8,172

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVIX		NVLCP1		NVMIG1		NVMIVX
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$127,087	168,333	169,609	134,148	22,712	22,457	-	-
Realized gain (loss) on investments	2,299	28,400	27,767	25,509	(23,879)	(37,368)	(3,836)	-
Change in unrealized gain (loss) on investments	127,747	619,960	236,492	224,681	307,146	421,620	537,440	-
Reinvested capital gains	146,954	8,475	-	-	709,228	116,577	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	404,087	825,168	433,868	384,338	1,015,207	523,286	533,604	-

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	484,703	793,093	690,031	708,602	145,710	110,922	57,980	-
Transfers between funds	(164,842)	717,701	944,699	402,068	451,378	(71,967)	3,019,339	-
Surrenders (notes 2, 3, 4, 5 and 6)	(271,502)	(261,571)	(456,098)	(801,480)	(252,481)	(200,243)	(20,149)	-
Adjustments to maintain reserves	(694)	732	(120)	280	(290)	387	177	-

Net equity transactions	47,665	1,249,955	1,178,512	309,470	344,317	(160,901)	3,057,347	-

Net change in contract owners’ equity	451,752	2,075,123	1,612,380	693,808	1,359,524	362,385	3,590,951	-
Contract owners’ equity at beginning of period	5,351,539	3,276,416	4,430,571	3,736,763	1,959,785	1,597,400	-	-

Contract owners’ equity at end of period	$5,803,291	5,351,539	6,042,951	4,430,571	3,319,309	1,959,785	3,590,951	-

CHANGE IN UNITS:
Beginning units	443,992	331,043	256,283	237,517	146,825	159,346	-	-
Units purchased	64,803	144,867	97,952	76,146	46,008	16,993	311,143	-
Units surrendered	(61,002)	(31,918)	(34,446)	(57,380)	(28,156)	(29,514)	(6,356)	-

Ending units	447,793	443,992	319,789	256,283	164,677	146,825	304,787	-

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVMLG1		NVMMG1		NVMMV1		NVMMV2
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$-	164,460	-	-	102,495	107,687	8,139	9,944
Realized gain (loss) on investments	(69,066)	(17,376)	(428,257)	(210,146)	(407,811)	(144,512)	(20,702)	(10,179)
Change in unrealized gain (loss) on investments	(705,812)	374,446	3,539,972	397,599	346,616	150,722	6,316	13,032
Reinvested capital gains	1,924,445	526,174	1,324,239	2,250,679	-	810,559	-	78,568

Net increase (decrease) in contract owners’ equity resulting from operations	1,149,567	1,047,704	4,435,954	2,438,132	41,300	924,456	(6,247)	91,365

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	224,011	242,125	439,197	581,560	951,794	1,119,520	27,920	29,119
Transfers between funds	(151,195)	(169,417)	(2,424,408)	741,622	3,643	(504,867)	374	(915)
Surrenders (notes 2, 3, 4, 5 and 6)	(842,248)	(290,467)	(419,766)	(1,005,985)	(584,273)	(492,658)	(38,339)	(33,970)
Adjustments to maintain reserves	(16)	171	44	463	(194)	469	(25)	88

Net equity transactions	(769,448)	(217,588)	(2,404,933)	317,660	370,970	122,464	(10,070)	(5,678)

Net change in contract owners’ equity	380,119	830,116	2,031,021	2,755,792	412,270	1,046,920	(16,317)	85,687
Contract owners’ equity at beginning of period	4,312,042	3,481,926	9,021,804	6,266,012	4,842,836	3,795,916	465,003	379,316

Contract owners’ equity at end of period	$4,692,161	4,312,042	11,052,825	9,021,804	5,255,106	4,842,836	448,686	465,003

CHANGE IN UNITS:
Beginning units	154,415	162,755	322,805	307,725	203,993	198,222	17,474	17,653
Units purchased	12,372	12,938	89,226	60,935	69,248	55,515	1,425	1,768
Units surrendered	(37,626)	(21,278)	(166,238)	(45,855)	(49,485)	(49,744)	(1,843)	(1,947)

Ending units	129,161	154,415	245,793	322,805	223,756	203,993	17,056	17,474

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVNMO1		NVNSR2		NVOLG1		NVRE1
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$3,416	5,981	11,119	11,350	180,966	208,433	219,502	249,420
Realized gain (loss) on investments	17,256	2,490	(30,192)	(24,117)	(15,057)	27,119	(381,648)	(238,839)
Change in unrealized gain (loss) on investments	26,019	137,130	98,028	205,789	933,316	573,470	(657,431)	3,834,129
Reinvested capital gains	66,730	74,009	97,807	153,713	1,368,338	3,213,597	68,114	-

Net increase (decrease) in contract owners’ equity resulting from operations	113,421	219,610	176,762	346,735	2,467,563	4,022,619	(751,463)	3,844,710

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	23,499	28,524	97,994	88,115	1,535,392	1,861,462	1,727,331	2,013,651
Transfers between funds	(204,972)	5,996	(179,944)	(21,390)	(1,084,512)	(1,231,926)	(184,365)	(1,870,189)
Surrenders (notes 2, 3, 4, 5 and 6)	(12,687)	(40,743)	(111,611)	(103,184)	(1,016,559)	(2,429,012)	(1,371,313)	(1,293,433)
Adjustments to maintain reserves	69	104	160	198	949	108	7,225	(5,635)

Net equity transactions	(194,091)	(6,119)	(193,401)	(36,261)	(564,730)	(1,799,368)	178,878	(1,155,606)

Net change in contract owners’ equity	(80,670)	213,491	(16,639)	310,474	1,902,833	2,223,251	(572,585)	2,689,104
Contract owners’ equity at beginning of period	989,156	775,665	1,652,377	1,341,903	13,279,857	11,056,606	15,550,087	12,860,983

Contract owners’ equity at end of period	$908,486	989,156	1,635,738	1,652,377	15,182,690	13,279,857	14,977,502	15,550,087

CHANGE IN UNITS:
Beginning units	39,806	39,977	64,931	66,465	287,474	329,377	726,848	785,456
Units purchased	2,681	1,929	4,452	4,700	43,993	56,363	145,479	110,423
Units surrendered	(10,290)	(2,100)	(12,670)	(6,234)	(55,041)	(98,266)	(132,643)	(169,031)

Ending units	32,197	39,806	56,713	64,931	276,426	287,474	739,684	726,848

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVSIX2		NVSTB1		NVSTB2		NVTIV3
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$92,855	86,740	52,524	47,993	807	1,198	11,640	21,711
Realized gain (loss) on investments	(690,500)	(64,749)	13,001	(2,992)	(99)	(6)	(134,206)	(5,810)
Change in unrealized gain (loss) on investments	2,471,878	(1,412,152)	9,600	25,582	597	1,173	128,020	6,912
Reinvested capital gains	459,982	3,194,410	-	-	-	-	-	78,806

Net increase (decrease) in contract owners’ equity resulting from operations	2,334,215	1,804,249	75,125	70,583	1,305	2,365	5,454	101,619

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	1,521,797	1,645,911	1,152,148	264,306	662	637	67,180	85,467
Transfers between funds	(353,757)	541,811	(106,165)	94,725	745	9,313	(289,068)	22,533
Surrenders (notes 2, 3, 4, 5 and 6)	(761,514)	(634,482)	(212,447)	(85,334)	(3,911)	(20,413)	(70,842)	(64,203)
Adjustments to maintain reserves	(10,822)	11,902	-	8	2	1	(168)	136

Net equity transactions	395,704	1,565,142	833,536	273,705	(2,502)	(10,462)	(292,898)	43,933

Net change in contract owners’ equity	2,729,919	3,369,391	908,661	344,288	(1,197)	(8,097)	(287,444)	145,552
Contract owners’ equity at beginning of period	9,993,389	6,623,998	2,019,118	1,674,830	51,910	60,007	930,731	785,179

Contract owners’ equity at end of period	$12,723,308	9,993,389	2,927,779	2,019,118	50,713	51,910	643,287	930,731

CHANGE IN UNITS:
Beginning units	517,713	429,321	177,815	153,885	4,143	4,985	51,404	48,780
Units purchased	115,430	128,558	103,764	57,202	144	802	5,392	7,722
Units surrendered	(80,063)	(40,166)	(31,744)	(33,272)	(351)	(1,644)	(23,017)	(5,098)

Ending units	553,080	517,713	249,835	177,815	3,936	4,143	33,779	51,404

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	SAM		SAM5		SCF		SCGF
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$3,316	25,587	42,083	276,111	422	1,585	-	-
Realized gain (loss) on investments	-	-	-	-	(112,378)	(207,801)	(454,657)	2,948
Change in unrealized gain (loss) on investments	-	-	-	-	504,485	481,576	1,746,240	40,501
Reinvested capital gains	-	-	-	-	89,098	247,149	679,794	804,750

Net increase (decrease) in contract owners’ equity resulting from operations	3,316	25,587	42,083	276,111	481,627	522,509	1,971,377	848,199

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	200,687	(39,035)	11,419,813	9,397,213	149,067	153,954	712,343	636,847
Transfers between funds	203,303	321,930	3,187,006	(11,146,149)	(55,375)	(18,853)	376,455	1,576,747
Surrenders (notes 2, 3, 4, 5 and 6)	(373,150)	(602,931)	(6,528,995)	(3,622,960)	(180,423)	(506,729)	(299,474)	(284,430)
Adjustments to maintain reserves	3	3	237	1,516	52	78	(94)	291

Net equity transactions	30,843	(320,033)	8,078,061	(5,370,380)	(86,679)	(371,550)	789,230	1,929,455

Net change in contract owners’ equity	34,159	(294,446)	8,120,144	(5,094,269)	394,948	150,959	2,760,607	2,777,654
Contract owners’ equity at beginning of period	1,276,488	1,570,934	13,393,382	18,487,651	2,247,770	2,096,811	5,059,238	2,281,584

Contract owners’ equity at end of period	$1,310,647	1,276,488	21,513,526	13,393,382	2,642,718	2,247,770	7,819,845	5,059,238

CHANGE IN UNITS:
Beginning units	107,268	134,363	1,290,070	1,813,387	70,142	82,213	163,047	99,789
Units purchased	54,773	40,036	2,760,734	1,093,291	7,720	7,153	85,130	77,645
Units surrendered	(52,170)	(67,131)	(1,983,945)	(1,616,608)	(10,646)	(19,224)	(69,300)	(14,387)

Ending units	109,871	107,268	2,066,859	1,290,070	67,216	70,142	178,877	163,047

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	SCVF		TRF		AMMCGS		AMSRS
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$1,905	29,693	88,586	89,450	-	-	755	531
Realized gain (loss) on investments	(331,444)	(113,034)	335,094	280,227	8	689	7,922	8,491
Change in unrealized gain (loss) on investments	454,727	(313,213)	(214,515)	1,045,380	15,806	6,053	9,385	13,080
Reinvested capital gains	12,922	846,422	561,173	310,443	3,238	2,610	5,188	7,067

Net increase (decrease) in contract owners’ equity resulting from operations	138,110	449,868	770,338	1,725,500	19,052	9,352	23,250	29,169

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	309,963	428,256	540,779	650,062	2,020	2,709	6,086	5,136
Transfers between funds	(89,447)	(3,118)	(806,836)	628,173	19,093	-	(2,975)	(1,756)
Surrenders (notes 2, 3, 4, 5 and 6)	(210,838)	(283,721)	(382,843)	(304,104)	(3,867)	(5,109)	(20,865)	(14,393)
Adjustments to maintain reserves	(12)	173	67	259	(6)	13	3	(12)

Net equity transactions	9,666	141,590	(648,833)	974,390	17,240	(2,387)	(17,751)	(11,025)

Net change in contract owners’ equity	147,776	591,458	121,505	2,699,890	36,292	6,965	5,499	18,144
Contract owners’ equity at beginning of period	2,919,767	2,328,309	8,278,253	5,578,363	36,713	29,748	134,693	116,549

Contract owners’ equity at end of period	$3,067,543	2,919,767	8,399,758	8,278,253	73,005	36,713	140,192	134,693

CHANGE IN UNITS:
Beginning units	104,240	98,918	250,724	218,466	2,381	2,556	4,055	4,417
Units purchased	15,503	17,656	17,572	43,392	1,314	210	218	254
Units surrendered	(15,593)	(12,334)	(37,763)	(11,134)	(306)	(385)	(743)	(616)

Ending units	104,150	104,240	230,533	250,724	3,389	2,381	3,530	4,055

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	AMTB		NOTB3		NOTG3		NOTMG3
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$14,296	11,255	45,444	45,032	76,324	65,656	55,103	50,749
Realized gain (loss) on investments	(1,187)	(1,006)	(12,075)	(2,756)	(27,301)	(12,437)	(12,890)	(6,076)
Change in unrealized gain (loss) on investments	9,909	10,305	56,497	179,062	155,513	258,726	83,056	208,442
Reinvested capital gains	-	-	29,259	60,266	-	234,513	21,802	103,638

Net increase (decrease) in contract owners’ equity resulting from operations	23,018	20,554	119,125	281,604	204,536	546,458	147,071	356,753

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	38,018	37,159	143,701	208,304	457,107	463,853	176,599	225,580
Transfers between funds	33,958	(1,386)	(23,601)	(58,418)	(5,149)	6,287	(30,202)	1,031
Surrenders (notes 2, 3, 4, 5 and 6)	(37,223)	(52,312)	(179,805)	(163,279)	(342,515)	(359,016)	(165,588)	(145,412)
Adjustments to maintain reserves	63	25	(10)	7	(10)	11	(90)	(4)

Net equity transactions	34,816	(16,514)	(59,715)	(13,386)	109,433	111,135	(19,281)	81,195

Net change in contract owners’ equity	57,834	4,040	59,410	268,218	313,969	657,593	127,790	437,948
Contract owners’ equity at beginning of period	571,278	567,238	2,209,203	1,940,985	3,844,781	3,187,188	2,648,424	2,210,476

Contract owners’ equity at end of period	$629,112	571,278	2,268,613	2,209,203	4,158,750	3,844,781	2,776,214	2,648,424

CHANGE IN UNITS:
Beginning units	43,846	45,141	172,739	173,746	290,369	281,468	198,876	192,819
Units purchased	6,787	3,691	14,691	18,110	37,430	38,547	13,814	17,882
Units surrendered	(3,962)	(4,986)	(19,552)	(19,117)	(29,182)	(29,646)	(15,831)	(11,825)

Ending units	46,671	43,846	167,878	172,739	298,617	290,369	196,859	198,876

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	PMVAAA		PMVFBA		PMVLDA		PMVRSA
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$27,822	16,213	63,026	29,504	60,512	140,780	239,037	154,225
Realized gain (loss) on investments	(1,739)	(5,518)	(38,766)	(17,434)	(29,247)	(40,585)	(318,224)	(65,482)
Change in unrealized gain (loss) on investments	22,470	52,243	110,397	86,395	112,870	103,917	226,330	266,989
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	48,553	62,938	134,657	98,465	144,135	204,112	147,143	355,732

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	69,444	123,878	133,176	215,264	326,073	396,139	744,664	780,779
Transfers between funds	(14,226)	(128,772)	53,334	(382,136)	321,632	151,128	(363,453)	103,223
Surrenders (notes 2, 3, 4, 5 and 6)	(31,676)	(76,229)	(165,962)	(98,229)	(715,315)	(922,878)	(318,249)	(267,091)
Adjustments to maintain reserves	2	8	(20)	257	255	3,181	524	260

Net equity transactions	23,544	(81,115)	20,528	(264,844)	(67,355)	(372,430)	63,486	617,171

Net change in contract owners’ equity	72,097	(18,177)	155,185	(166,379)	76,780	(168,318)	210,629	972,903
Contract owners’ equity at beginning of period	566,357	584,534	1,274,925	1,441,304	4,784,042	4,952,360	3,861,733	2,888,830

Contract owners’ equity at end of period	$638,454	566,357	1,430,110	1,274,925	4,860,822	4,784,042	4,072,362	3,861,733

CHANGE IN UNITS:
Beginning units	42,449	49,023	90,601	109,619	354,402	381,871	621,452	518,063
Units purchased	5,897	10,025	18,622	17,335	75,918	55,001	138,231	163,856
Units surrendered	(4,043)	(16,599)	(17,477)	(36,353)	(80,485)	(82,470)	(113,031)	(60,467)

Ending units	44,303	42,449	91,746	90,601	349,835	354,402	646,652	621,452

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	PMVTRA		PVEIIA		PVIVIA		TRHS2
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$196,513	237,050	13,431	7,417	1,892	992	-	-
Realized gain (loss) on investments	37,097	(23,271)	(23,546)	(1,237)	(10,599)	(764)	176,203	19,519
Change in unrealized gain (loss) on investments	414,696	399,093	68,723	76,629	8,087	8,179	41,078	270,286
Reinvested capital gains	102,527	-	46,787	28,092	1,003	1,884	63,925	65,146

Net increase (decrease) in contract owners’ equity resulting from operations	750,833	612,872	105,395	110,901	383	10,291	281,206	354,951

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	911,976	966,839	464,010	411,972	45,538	41,003	19,793	20,270
Transfers between funds	639,623	631,348	106,797	951	23,240	1,046	(74,528)	(32,906)
Surrenders (notes 2, 3, 4, 5 and 6)	(761,997)	(590,662)	(98,699)	(54,153)	(68,809)	(6,968)	(572,173)	(194,861)
Adjustments to maintain reserves	575	140	243	(237)	(26)	13	(32)	11

Net equity transactions	790,177	1,007,665	472,351	358,533	(57)	35,094	(626,940)	(207,486)

Net change in contract owners’ equity	1,541,010	1,620,537	577,746	469,434	326	45,385	(345,734)	147,465
Contract owners’ equity at beginning of period	8,674,409	7,053,872	685,481	216,047	77,274	31,889	1,489,616	1,342,151

Contract owners’ equity at end of period	$10,215,419	8,674,409	1,263,227	685,481	77,600	77,274	1,143,882	1,489,616

CHANGE IN UNITS:
Beginning units	656,729	578,659	51,816	21,350	7,255	3,606	29,567	34,267
Units purchased	116,116	135,407	47,958	34,961	7,840	4,367	465	512
Units surrendered	(60,947)	(57,337)	(9,739)	(4,495)	(8,105)	(718)	(12,468)	(5,212)

Ending units	711,898	656,729	90,035	51,816	6,990	7,255	17,564	29,567

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	TRHSP		VWHA		VRVDRI		WFVSCG
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$-	-	21,858	-	1,402	849	-	-
Realized gain (loss) on investments	228,487	215,591	(57,796)	(91,562)	(11,250)	-	150,417	770
Change in unrealized gain (loss) on investments	5,553,738	3,859,256	554,352	329,536	16,746	(6,195)	656,730	100,797
Reinvested capital gains	1,980,169	991,120	-	-	1,703	4,858	109,857	340,714

Net increase (decrease) in contract owners’ equity resulting from operations	7,762,394	5,065,967	518,414	237,974	8,601	(488)	917,004	442,281

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	5,089,527	4,350,828	364,257	382,160	43,167	8,937	62,046	62,810
Transfers between funds	1,893,991	228,696	60,779	(136,645)	19,300	49,879	48,018	6,202
Surrenders (notes 2, 3, 4, 5 and 6)	(2,355,158)	(1,890,299)	(535,575)	(251,218)	(10,957)	(1,054)	(889,917)	(114,918)
Adjustments to maintain reserves	(5,025)	1,177	8	59	46	(5)	(54)	144

Net equity transactions	4,623,335	2,690,402	(110,531)	(5,644)	51,556	57,757	(779,907)	(45,762)

Net change in contract owners’ equity	12,385,729	7,756,369	407,883	232,330	60,157	57,269	137,097	396,519
Contract owners’ equity at beginning of period	23,939,178	16,182,809	2,235,483	2,003,153	57,269	-	2,185,764	1,789,245

Contract owners’ equity at end of period	$36,324,907	23,939,178	2,643,366	2,235,483	117,426	57,269	2,322,861	2,185,764

CHANGE IN UNITS:
Beginning units	652,808	569,300	337,411	338,228	5,252	-	51,690	52,819
Units purchased	178,281	149,674	115,791	86,394	7,383	5,350	2,881	1,996
Units surrendered	(66,518)	(66,166)	(118,244)	(87,211)	(1,721)	(98)	(19,756)	(3,125)

Ending units	764,571	652,808	334,958	337,411	10,914	5,252	34,815	51,690

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	IVKMG1		GVDIVI		NVMLV1		NVLCAP
	2020	2019	2020	2019	2020	2019	2020	2019
Investment activity:
Net investment income (loss)	$-	-	254,841	685,652	18,712	329,215	689	3,100
Realized gain (loss) on investments	(95,806)	15,495	(1,418,965)	(31,821)	(1,033,067)	(26,985)	(4,944)	1,876
Change in unrealized gain (loss) on investments	9,503	34,210	730,699	(341,764)	317,541	(68,571)	(5,123)	22,209
Reinvested capital gains	71,899	35,081	-	117,706	499,241	107,170	2,513	3,393

Net increase (decrease) in contract owners’ equity resulting from operations	(14,404)	84,786	(433,425)	429,773	(197,573)	340,829	(6,865)	30,578

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	3,090	24,193	236,974	321,106	151,311	234,346	16,191	47,989
Transfers between funds	(228,029)	(92,790)	(2,745,279)	14,001	(1,416,393)	(139,581)	(175,751)	(2,479)
Surrenders (notes 2, 3, 4, 5 and 6)	(14,421)	(59,165)	(162,020)	(154,176)	(167,960)	(218,829)	(19,868)	(29,953)
Adjustments to maintain reserves	(34)	25	(239)	231	(127)	118	3	(8)

Net equity transactions	(239,394)	(127,737)	(2,670,564)	181,162	(1,433,169)	(123,946)	(179,425)	15,549

Net change in contract owners’ equity	(253,798)	(42,951)	(3,103,989)	610,935	(1,630,742)	216,883	(186,290)	46,127
Contract owners’ equity at beginning of period	253,798	296,749	3,103,989	2,493,054	1,630,742	1,413,859	186,290	140,163

Contract owners’ equity at end of period	$-	253,798	-	3,103,989	-	1,630,742	-	186,290

CHANGE IN UNITS:
Beginning units	11,012	17,297	287,623	269,242	74,841	81,370	11,448	10,327
Units purchased	140	1,256	29,754	35,508	9,087	13,285	2,701	3,849
Units surrendered	(11,152)	(7,541)	(317,377)	(17,127)	(83,928)	(19,814)	(14,149)	(2,728)

Ending units	-	11,012	-	287,623	-	74,841	-	11,448

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

	NVLMP
	2020	2019
Investment activity:
Net investment income (loss)	$6,887	27,330
Realized gain (loss) on investments	(12,286)	3,126
Change in unrealized gain (loss) on investments	(62,138)	152,320
Reinvested capital gains	74,788	30,338

Net increase (decrease) in contract owners’ equity resulting from operations	7,251	213,114

Equity transactions:
Purchase payments received from policyholders (notes 2 and 6)	392,203	178,045
Transfers between funds	(1,292,415)	313,510
Surrenders (notes 2, 3, 4, 5 and 6)	(710,379)	(203,943)
Adjustments to maintain reserves	1	24

Net equity transactions	(1,610,590)	287,636

Net change in contract owners’ equity	(1,603,339)	500,750
Contract owners’ equity at beginning of period	1,603,339	1,102,589

Contract owners’ equity at end of period	$-	1,603,339

CHANGE IN UNITS:
Beginning units	105,248	85,195
Units purchased	28,537	34,752
Units surrendered	(133,785)	(14,699)

Ending units	-	105,248

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1) Background and Summary of Significant Accounting Policies

(a) Organization and Nature of Operations

The Nationwide VL Separate Account-G (the Separate Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life and Annuity Insurance Company (the Company) on December 10, 2003. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940. The Separate Account is an Investment Company and follows accounting and reporting guidance under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946, Financial Services – Investment Companies. The Company currently offers five individual flexible premium variable life insurance policies through the Separate Account: Nationwide® Options Select, Nationwide MarathonSM VUL, Nationwide YourLife® Protection VUL, Nationwide YourLife® Accumulation VUL and Nationwide MarathonSM Performance VUL. The Company offers a last survivor flexible premium adjustable variable life insurance policy- Nationwide YourLife® Survivorship VUL.

(b) The Policies

The Separate Account offers variable investment options through life insurance policies intended to provide benefits to the policyholder and/or the beneficiary named by the policyholder. Policy features are described in the applicable prospectus.

With certain exceptions, policyholders may invest in any of the following:

AB FUNDS

AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Dynamic Asset Allocation Portfolio: Class A (ALVDAA)

AllianceBernstein Variable Products Series Fund, Inc. - AB VPS International Value Portfolio: Class B (ALVIVB)

AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Small/Mid Cap Value Portfolio: Class A (ALVSVA)

AMERICAN CENTURY INVESTORS, INC.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class I (ACVIP1)

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II (ACVIP2)

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I (ACVMV1)

AMERICAN FUNDS GROUP (THE)

American Funds Insurance Series(R) - New World Fund: Class 2 (AMVNW2)

BLACKROCK FUNDS

BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class I (BRVGA1)

BlackRock Variable Series Funds II, Inc. - BlackRock High Yield V.I. Fund: Class I (BRVHYI)

BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class II (MLVGA2)

BNY MELLON INVESTMENT MANAGEMENT

BNY Mellon Variable Investment Fund - Appreciation Portfolio: Initial Shares (DCAP)

BNY Mellon Stock Index Fund, Inc.: Initial Shares (DSIF)

BNY Mellon Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares (DVSCS)

DELAWARE FUNDS BY MACQUARIE

Delaware Variable Insurance Product Trust - Delaware VIP Small Cap Value Series: Service Class (DWVSVS)

DIMENSIONAL FUND ADVISORS INC.

DFA Investment Dimensions Group Inc. - VA Global Bond Portfolio (DFVGB)

DFA Investment Dimensions Group Inc. - DFA VA Global Moderate Allocation Portfolio: Institutional Class (DFVGMI)

DFA Investment Dimensions Group Inc. - VIT Inflation-Protected Securities Portfolio: Institutional Class (DFVIPS)

DFA Investment Dimensions Group Inc. - VA International Small Portfolio (DFVIS)

DFA Investment Dimensions Group Inc. - VA International Value Portfolio (DFVIV)

DFA Investment Dimensions Group Inc. - VA Short-Term Fixed Portfolio (DFVSTF)

DFA Investment Dimensions Group Inc. - VA U.S. Large Value Portfolio (DFVULV)

DFA Investment Dimensions Group Inc. - VA U.S. Targeted Value Portfolio (DFVUTV)

DWS INVESTMENT MANAGEMENT AMERICAS, INC.

Deutsche DWS Variable Series II - DWS Global Income Builder VIP: Class A (DSGIBA)

Deutsche DWS Variable Series I - DWS Capital Growth VIP: Class A (DSVCGA)

FEDERATED HERMES, INC.

Federated Hermes Insurance Series - Federated Hermes Quality Bond Fund II: Primary Shares (FQB)

FIDELITY INVESTMENTS

Fidelity Variable Insurance Products Fund - VIP Contrafund(R) Portfolio: Service Class (FCS)

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class (FEIS)

Fidelity Variable Insurance Products - Emerging Markets Portfolio - Service Class (FEMS)

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2010 Portfolio: Service Class (FF10S)

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2020 Portfolio: Service Class (FF20S)

Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2030 Portfolio: Service Class (FF30S)

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class (FGS)

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class (FIGBS)

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class (FMCS)

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2 (FNRS2)

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class (FOS)

Fidelity Variable Insurance Products Fund - VIP Real Estate Portfolio: Service Class (FRESS)

Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class (FVSS)

FRANKLIN TEMPLETON DISTRIBUTORS, INC.

Franklin Templeton Variable Insurance Products Trust - Templeton Developing Markets VIP Fund: Class 2 (FTVDM2)

Franklin Templeton Variable Insurance Products Trust - Franklin Allocation VIP Fund: Class 1 (FTVFA1)

Franklin Templeton Variable Insurance Products Trust - Franklin Allocation VIP Fund: Class 2 (FTVFA2)

Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 1 (FTVGB1)

Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 2 (FTVGI2)

Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 1 (FTVIS1)

Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 2 (FTVIS2)

Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends VIP Fund: Class 1 (FTVRDI)

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value VIP Fund: Class 1 (FTVSVI)

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign VIP Fund: Class 2 (TIF2)

GOLDMAN SACHS ASSET MANAGEMENT GROUP

Goldman Sachs Variable Insurance Trust - Goldman Sachs Global Trends Allocation Fund: Service Shares (GVGMNS)

Goldman Sachs Variable Insurance Trust - Goldman Sachs Multi-Strategy Alternatives Portfolio: Service Shares (GVMSAS)

GUGGENHEIM INVESTMENTS

Guggenheim Variable Fund - Multi-Hedge Strategies (RVARS)

INVESCO INVESTMENTS

Invesco - Invesco V.I. American Franchise Fund: Series I Shares (ACEG)

Invesco - Invesco V.I. Mid Cap Core Equity Fund: Series I Shares (AVMCCI)

Invesco Variable Insurance Funds - Invesco V.I. Balanced-Risk Allocation Fund: Series I Shares (IVBRA1)

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund: Series I (OVAG)

Invesco Oppenheimer V.I. Main Street Fund: Series I (OVGI)

Invesco Oppenheimer V.I. Global Fund: Series I (OVGS)

Invesco Oppenheimer V.I. International Growth Fund: Series I (OVIG)

Invesco Oppenheimer V.I. Global Strategic Income Fund: Series I (OVSB)

Invesco Oppenheimer V.I. Main Street Small Cap Fund: Series I (OVSC)

IVY INVESTMENTS

Ivy Variable Insurance Portfolios - Asset Strategy: Class II (WRASP)

Ivy Variable Insurance Portfolios - Corporate Bond: Class II (WRBDP)

Ivy Variable Insurance Portfolios - Balanced: Class II (WRBP)

Ivy Variable Insurance Portfolios - Core Equity: Class II (WRCEP)

Ivy Variable Insurance Portfolios - Global Equity Income: Class II (WRDIV)

Ivy Variable Insurance Portfolios - Energy: Class II (WRENG)

Ivy Variable Insurance Portfolios - Global Bond: Class II (WRGBP)

Ivy Variable Insurance Portfolios - Natural Resources: Class II (WRGNR)

Ivy Variable Insurance Portfolios - Growth: Class II (WRGP)

Ivy Variable Insurance Portfolios - High Income: Class II (WRHIP)

Ivy Variable Insurance Portfolios - International Core Equity: Class II (WRI2P)

Ivy Variable Insurance Portfolios - Global Growth: Class II (WRIP)

Ivy Variable Insurance Portfolios - Limited-Term Bond: Class II (WRLTBP)

Ivy Variable Insurance Portfolios - Mid Cap Growth: Class II (WRMCG)

Ivy Variable Insurance Portfolios - Government Money Market: Class II (WRMMP)

Ivy Variable Insurance Portfolios - Pathfinder Aggressive: Class II (WRPAP)

Ivy Variable Insurance Portfolios - Pathfinder Conservative: Class II (WRPCP)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive: Class II (WRPMAP)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive - Managed Volatility: Class II (WRPMAV)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative: Class II (WRPMCP)

Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative - Managed Volatility: Class II (WRPMCV)

Ivy Variable Insurance Portfolios - Pathfinder Moderate - Managed Volatility: Class II (WRPMMV)

Ivy Variable Insurance Portfolios - Pathfinder Moderate: Class II (WRPMP)

Ivy Variable Insurance Portfolios - Securian Real Estate Securities: Class II (WRRESP)

Ivy Variable Insurance Portfolios - Small Cap Growth: Class II (WRSCP)

Ivy Variable Insurance Portfolios - Small Cap Core: Class II (WRSCV)

Ivy Variable Insurance Portfolios - Science and Technology: Class II (WRSTP)

Ivy Variable Insurance Portfolios - Value: Class II (WRVP)

JANUS HENDERSON INVESTORS

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

Janus Aspen Series - Janus Henderson Forty Portfolio: Service Shares (JACAS)

Janus Aspen Series - Janus Henderson Enterprise Portfolio: Institutional Shares (JAEI)

Janus Aspen Series - Janus Henderson Global Technology and Innovation Portfolio: Service Shares (JAGTS)

Janus Aspen Series - Janus Henderson Overseas Portfolio: Service Shares (JAIGS)

Janus Aspen Series - Janus Henderson Enterprise Portfolio: Service Shares (JAMGS)

LORD ABBETT FUNDS

Lord Abbett Series Fund, Inc. - Total Return Portfolio: Class VC (LOVTRC)

M FUNDS

M Fund, Inc. - M International Equity Fund (MFBIE)

M Fund, Inc. - M Large Cap Value Fund (MFBOV)

M Fund, Inc. - M Capital Appreciation Fund (MFFCA)

M Fund, Inc. - M Large Cap Growth Fund (MFTCG)

MASSACHUSETTS FINANCIAL SERVICES CO.

MFS(R) Variable Insurance Trust - MFS New Discovery Series: Initial Class (MNDIC)

MFS(R) Variable Insurance Trust II - MFS Massachusetts Investors Growth Stock Portfolio: Initial Class (MV2IGI)

MFS(R) Variable Insurance Trust III - MFS Mid Cap Value Portfolio: Initial Class (MV3MVI)

MFS(R) Variable Insurance Trust - MFS Value Series: Initial Class (MVFIC)

MFS(R) Variable Insurance Trust II - MFS International Growth Portfolio: Initial Class (MVIGIC)

MFS(R) Variable Insurance Trust II - MFS International Intrinsic Value Portfolio: Initial Class (MVIVIC)

MFS(R) Variable Insurance Trust II - MFS International Intrinsic Value Portfolio: Service Class (MVIVSC)

MFS(R) Variable Insurance Trust - MFS Utilities Series: Initial Class (MVUIC)

MORGAN STANLEY

Morgan Stanley Variable Insurance Fund, Inc. - Core Plus Fixed Income Portfolio: Class I (MSVFI)

NATIONWIDE FUNDS GROUP

Nationwide Variable Insurance Trust - DoubleLine NVIT Total Return Tactical Fund: Class II (DTRTFB)

Nationwide Variable Insurance Trust - BlackRock NVIT Equity Dividend Fund: Class I (EIF)

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I (GBF)

Nationwide Variable Insurance Trust - NVIT Emerging Markets Fund: Class I (GEM)

Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class I (GIG)

Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II (GVAAA2)

Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II (GVABD2)

Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II (GVAGG2)

Nationwide Variable Insurance Trust - American Funds NVIT Growth-Income Fund: Class II (GVAGI2)

Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II (GVAGR2)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II (GVDMA)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II (GVDMC)

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class I (GVEX1)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II (GVIDA)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II (GVIDC)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II (GVIDM)

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class II (GVIX2)

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I (HIBF)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth Fund: Class I (IDPG)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth & Income Fund: Class I (IDPGI)

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I (MCIF)

Nationwide Variable Insurance Trust - Amundi NVIT Multi Sector Bond Fund: Class I (MSBF)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth Fund: Class I (NCPG)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth & Income Fund: Class I (NCPGI)

Nationwide Variable Insurance Trust - NVIT J.P. Morgan Mozaic(SM) Multi-Asset Fund: Class Y (NJMMAY)

Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class I (NVAMV1)

Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class X (NVAMVX)

Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class I (NVBX)

Nationwide Variable Insurance Trust - NVIT Core Bond Fund: Class I (NVCBD1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Capital Appreciation Fund: Class I (NVCCA1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Conservative Fund: Class I (NVCCN1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Aggressive Fund: Class I (NVCMA1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Conservative Fund: Class I (NVCMC1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderate Fund: Class I (NVCMD1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Aggressive Fund: Class I (NVCRA1)

Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Balanced Fund: Class I (NVCRB1)

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II (NVDBL2)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class P (NVDBLP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II (NVDCA2)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class P (NVDCAP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class P (NVDMAP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class P (NVDMCP)

Nationwide Variable Insurance Trust - NVIT iShares Fixed Income ETF Fund: Class II (NVFIII)

Nationwide Variable Insurance Trust - NVIT iShares Global Equity ETF Fund: Class II (NVGEII)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class P (NVIDAP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class P (NVIDCP)

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class P (NVIDMP)

Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class II (NVIE6)

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class I (NVIX)

Nationwide Variable Insurance Trust - NVIT Core Plus Bond Fund: Class I (NVLCP1)

Nationwide Variable Insurance Trust - NVIT AllianzGI International Growth Fund: Class I (NVMIG1)

Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class X (NVMIVX)

Nationwide Variable Insurance Trust - NVIT Jacobs Levy Large Cap Growth Fund: Class I (NVMLG1)

Nationwide Variable Insurance Trust - NVIT Wells Fargo Discovery Fund: Class I (NVMMG1)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I (NVMMV1)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class II (NVMMV2)

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I (NVNMO1)

Nationwide Variable Insurance Trust - NVIT Newton Sustainable U.S. Equity Fund: Class II (NVNSR2)

Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Core Fund: Class I (NVOLG1)

Nationwide Variable Insurance Trust - NVIT Real Estate Fund: Class I (NVRE1)

Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class II (NVSIX2)

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class I (NVSTB1)

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class II (NVSTB2)

Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class I (NVTIV3)

Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class I (SAM)

Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class V (SAM5)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class I (SCF)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I (SCGF)

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class I (SCVF)

Nationwide Variable Insurance Trust - NVIT AQR Large Cap Defensive Style Fund: Class I (TRF)

NEUBERGER & BERMAN MANAGEMENT, INC.

Neuberger Berman Advisers Management Trust - Mid-Cap Growth Portfolio: S Class Shares (AMMCGS)

Neuberger Berman Advisers Management Trust - Sustainable Equity Portfolio: Class I Shares (AMSRS)

Neuberger Berman Advisers Management Trust - Short Duration Bond Portfolio: I Class Shares (AMTB)

NORTHERN LIGHTS

Northern Lights Variable Trust - TOPS Managed Risk Balanced ETF Portfolio: Class 3 (NOTB3)

Northern Lights Variable Trust - TOPS Managed Risk Growth ETF Portfolio: Class 3 (NOTG3)

Northern Lights Variable Trust - TOPS Managed Risk Moderate Growth ETF Portfolio: Class 3 (NOTMG3)

PIMCO FUNDS

PIMCO Variable Insurance Trust - All Asset Portfolio: Administrative Class (PMVAAA)

PIMCO Variable Insurance Trust - International Bond Portfolio (unhedged): Administrative Class (PMVFBA)

PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class (PMVLDA)

PIMCO Variable Insurance Trust - CommodityRealReturn(R) Strategy Portfolio: Administrative Class (PMVRSA)

PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class (PMVTRA)

PUTNAM INVESTMENTS

Putnam Variable Trust - Putnam VT Equity Income Fund: Class IA (PVEIIA)

Putnam Variable Trust - Putnam VT International Value Fund: Class IA (PVIVIA)

T. ROWE PRICE

T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio: II (TRHS2)

T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio (TRHSP)

VAN ECK ASSOCIATES CORPORATION

VanEck VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)

VIRTUS MUTUAL FUNDS

Virtus Variable Insurance Trust - Virtus Duff & Phelps Real Estate Securities Series: Class I (VRVDRI)

WELLS FARGO FUNDS

Wells Fargo Variable Trust - VT Small Cap Growth Fund: Class 2 (WFVSCG)

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

*	At December 31, 2020, policyholders were not invested in this fund.

The Contract Owners’ Equity is affected by the investment results of each fund, equity transactions by policyholders and certain policy and asset charges (see notes 2 and 3). The accompanying financial statements include only policyholders’ purchase payments pertaining to the variable portions of their policies and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

A policyholder may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

A purchase payment could be presented as a negative equity transaction in the Statements of Changes in Contract Owners’ Equity if a prior period purchase payment is refunded to a policyholder due to a policy cancellation during the free look period, and/or if a gain is realized by the policyholder during the free look period.

The Company allocates purchase payments to subaccounts and/or the fixed account as instructed by the policyholder. Shares of the subaccounts are purchased at Net Asset Value, then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the policy.

Unless listed below, the financial statements presented are as of December 31, 2020 and for each of the years in the two-year period ended December 31, 2020. For the subaccounts listed below with inception or liquidation dates in 2020, the financial statements are as of December 31, 2020 and for the period from the inception date to December 31, 2020 or from January 1, 2020 to the liquidation date. For the subaccounts listed below with inception or liquidation dates in 2019, the financial statements are as of December 31, 2020 and for the period from inception date to December 31, 2019 or from January 1, 2019 to the liquidation date:

	Inception Date	Liquidation Date
Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class X (NVMIVX)	10/16/2020
Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class X (NVAMVX)	9/11/2020
MFS(R) Variable Insurance Trust III - MFS Mid Cap Value Portfolio: Initial Class (MV3MVI)	5/8/2020
Nationwide Variable Insurance Trust - NVIT J.P. Morgan Mozaic(SM) Multi-Asset Fund: Class Y (NJMMAY)	5/6/2020
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund: Series I (OVAG)	4/30/2020
Nationwide Variable Insurance Trust - NVIT iShares Fixed Income ETF Fund: Class II (NVFIII)	8/21/2019
Nationwide Variable Insurance Trust - NVIT iShares Global Equity ETF Fund: Class II (NVGEII)	6/21/2019
Virtus Variable Insurance Trust - Virtus Duff & Phelps Real Estate Securities Series: Class I (VRVDRI)	6/17/2019
MFS(R) Variable Insurance Trust II - MFS International Growth Portfolio: Initial Class (MVIGIC)	5/29/2019
For the one-year period ended December 31, 2020, the following subaccount mergers occurred. The subaccounts that were acquired during the year are no longer available as of December 31, 2020.

Acquired Subaccount Abbreviation	Acquired Subaccount	Acquiring Subaccount Abbreviation	Acquiring Subaccount	Effective Date
IVKMG1	Invesco - Invesco V.I. Mid Cap Growth Fund: Series I Shares (IVKMG1)	OVAG	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund: Series I	4/30/2020
GVDIVI	Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class I (GVDIVI)	NVMIVX	Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class X	10/16/2020
NVLCA2	Nationwide Variable Insurance Trust - NVIT DFA Capital Appreciation Fund: Class II (NVLCA2)	NVDCA2	Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II	10/23/2020
NVLCAP	Nationwide Variable Insurance Trust - NVIT DFA Capital Appreciation Fund: Class P (NVLCAP)	NVDCAP	Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class P	10/23/2020
NVLMP	Nationwide Variable Insurance Trust - NVIT DFA Moderate Fund: Class P (NVLMP)	NVIDMP	Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class P	10/23/2020
NVMLV1	Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Value Fund: Class I (NVMLV1)	NVAMVX	Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class X	9/11/2020

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

For the one-year period ended December 31, 2020, the following subaccount name changes occurred:

Subaccount Abbreviation	Current Legal Name	Prior Legal Name	Effective Date
FQB	Federated Hermes Insurance Series - Federated Hermes Quality Bond Fund II: Primary Shares	Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares	5/1/2020
JACAS	Janus Aspen Series - Janus Henderson Forty Portfolio: Service Shares	Janus Henderson VIT Forty Portfolio: Service Shares	5/1/2020
JAEI	Janus Aspen Series - Janus Henderson Enterprise Portfolio: Institutional Shares	Janus Henderson VIT Enterprise Portfolio: Institutional Shares	5/1/2020
JAGTS	Janus Aspen Series - Janus Henderson Global Technology and Innovation Portfolio: Service Shares	Janus Henderson VIT Global Technology Portfolio: Service Shares	5/1/2020
JAIGS	Janus Aspen Series - Janus Henderson Overseas Portfolio: Service Shares	Janus Henderson VIT Overseas Portfolio: Service Shares	5/1/2020
JAMGS	Janus Aspen Series - Janus Henderson Enterprise Portfolio: Service Shares	Janus Henderson VIT Enterprise Portfolio: Service Shares	5/1/2020
NCPG	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Managed Growth Fund: Class I	5/1/2020
NCPGI	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth & Income Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Managed Growth & Income Fund: Class I	5/1/2020
NVAMV1	Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class I	Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I	5/1/2020
NVCCA1	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Capital Appreciation Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Capital Appreciation Fund: Class I	5/1/2020
NVCCN1	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Conservative Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Conservative Fund: Class I	5/1/2020
NVCMA1	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Aggressive Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Aggressive Fund: Class I	5/1/2020
NVCMC1	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Conservative Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Conservative Fund: Class I	5/1/2020
NVCMD1	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderate Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderate Fund: Class I	5/1/2020
NVCRA1	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Aggressive Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Aggressive Fund: Class I	5/1/2020
NVCRB1	Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Balanced Fund: Class I	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Balanced Fund: Class I	5/1/2020
NVMIG1	Nationwide Variable Insurance Trust - NVIT AllianzGI International Growth Fund: Class I	Nationwide Variable Insurance Trust - NVIT Multi-Manager International Growth Fund: Class I	5/1/2020
NVMLG1	Nationwide Variable Insurance Trust - NVIT Jacobs Levy Large Cap Growth Fund: Class I	Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Growth Fund: Class I	1/21/2020
NVMMG1	Nationwide Variable Insurance Trust - NVIT Wells Fargo Discovery Fund: Class I	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I	1/21/2020
NVNSR2	Nationwide Variable Insurance Trust - NVIT Newton Sustainable U.S. Equity Fund: Class II	Nationwide Variable Insurance Trust - Neuberger Berman NVIT Socially Responsible Fund: Class II	5/1/2020
NVOLG1	Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Core Fund: Class I	Nationwide Variable Insurance Trust - NVIT Dynamic U.S. Growth Fund: Class I	5/1/2020
NVTIV3	Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class I	Nationwide Variable Insurance Trust - Templeton NVIT International Value Fund: Class I	5/1/2020
TRF	Nationwide Variable Insurance Trust - NVIT AQR Large Cap Defensive Style Fund: Class I	Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class I	5/1/2020

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

(c) Security Valuation, Transactions and Related Investment Income

Investments in underlying mutual funds are valued at the closing Net Asset Value per share at December 31, 2020 of such funds. The cost of investments sold is determined on a first in - first out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed), and dividends and capital gain distributions are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.

(d) Federal Income Taxes

Operations of the Separate Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code. The Company does not provide for income taxes within the Separate Account. Taxes are generally the responsibility of the policyholder upon termination or withdrawal.

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) COVID-19

Equity and financial markets have experienced significant volatility and interest rates have experienced significant declines primarily driven by the COVID-19 pandemic. These conditions have and may continue to impact the Company’s operations and financial condition. The extent to which the COVID-19 pandemic may impact the Company’s operations and financial condition will depend on future developments which are evolving and uncertain.

(g) Subsequent Events

The company evaluated subsequent events through the date the financial statements were available to be issued with the Securities and Exchange Commission, and no subsequent events have occurred requiring accrual or disclosures.

(2) Policy Charges

The Separate Account assesses charges associated with the policy. These charges are either assessed as a direct deduction from premium payments or through a surrender of units from the subaccounts contained within the Separate Account. The assessment of charges varies based on the policy and any additional riders or benefits elected. The additional riders or benefits and related charges specific to each product are described in detail in the applicable prospectus.

Policy Charges
Mortality and Expense Risk Charge/Percent of Subaccount Value Charge - assessed through a surrender of units	Equal, on an annual basis, to 0.00% - 0.42% of the daily value of the assets invested in each fund
Sales Charge/Percent of Premium Charge - assessed through a deduction from premium payments	0.50% - 10.00% of each premium payment
Premium Tax Charge - assessed through a deduction from premium payments	3.50% of each premium payment
Short-Term Trading Fee - assessed through a surrender of units	1% of the dollar amount transferred out of a subaccount within 60 days of being applied to that subaccount
Capped Indexed Interest Strategy Charge	Up to 2.00% of the cash value applied to create an index segment
Cost of Insurance Charges (including any flat extra charge) - assessed through a surrender of units	$0.00 - $83.34 per $1,000 of a policy’s net amount at risk
Specified Amount/Underwriting and Distribution Charge- assessed through a surrender of units	$0.00 - $3.14 per $1,000 of specified amount
Administrative Charge - assessed through a surrender of units	$5 - $25 per policy, per month
Surrender Charge - assessed through a surrender of units	$0.00 - $55.95 per $1,000 of a policy’s specified amount
Policy Loan Interest Charge - assessed through a surrender of units	3.00% - 4.50% of an outstanding policy loan
Service/Illustration/Partial Surrender Fees - assessed through a surrender of units	Up to $25.00 per request
Rider Charges - assessed through a surrender of units monthly, unless otherwise specified.
Adjusted Sales Load Life Insurance Rider Charge	$0.14 for each $1,000 of premium for each 1% of sales load reduction elected
Children’s Term Insurance Rider Charge	$0.43 per $1,000 of the rider’s specified amount
Long-Term Care Rider Charge	$0.00 - $28.65 per $1,000 of the rider’s net amount risk
Spouse Life Insurance Rider Charge	$0.10 - $10.23 per $1,000 of the rider’s specified amount
Long-Term Care Rider II Charge	$0.00 -$4.17 per $1,000 of the rider’s specified amount
Accidental Death Benefit Rider Charge	$0.05 - $0.75 per $1,000 of the rider’s specified amount
Waiver of Monthly Deductions Rider Charge	$85 - $855 per $1,000 of the rider’s benefit amount
Premium Waiver Rider Charge	$42 - $315 per $1,000 of the rider’s benefit amount

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

Additional Term Insurance/Additional Protection Rider Charge
Cost of Insurance	$0.01 - $83.34 per $1,000 of the rider’s death benefit
Specified Amount	$0.07 - $3.14 per $1,000 of the rider’s specified amount
Overloan Lapse Protection/Policy Guard Rider Charge	$1.50 - $42.50 per $1,000 of the policy’s cash value at the time the rider is invoked
Accelerated Death Benefit Rider Charge	$280 - $450 at the time the rider is invoked
Extended Death Benefit Guarantee Rider Charge	$0.01 - $0.16 of elected policy specified amount coverage
Extended No-Lapse Guarantee Rider Charge	5% - 400% of the sum of the guaranteed maximum cost of insurance charges for the policy, and Additional Term Insurance Rider if elected, and guaranteed maximum charges for all other elected riders
Four Year Term Insurance Rider Charge	$0.01 - $83.34 per $1,000 of a rider death benefit
Policy Split Option Rider Charge	$0.01 - $0.03 of policy and Additional Term Insurance Rider specified amount
Wealth Guard Rider Charge	$0.58 - $1.25 per $1,000 of cash value

For the years ended December 31, 2020 and 2019, total front-end sales charge deductions were $10,209,865 and $10,540,678, respectively and were recognized as part of purchase payments on the Statements of Changes in Contract Owners’ Equity.

(3) Asset Charges

The Company deducts a charge related to the assumption of mortality and expense risk. Asset charges are included within the surrenders line item in the equity transactions section of the Statements of Changes in Contract Owners’ Equity.

For Nationwide YourLife® Accumulation VUL policies, the current charge is 0% of variable policy value on an annualized basis, with a guaranteed maximum charge of 0.30% of the variable policy value on an annualized basis.

The amount of the charge for other policies may vary based on the policy year and the amount of the policy value. The tables below show by product the amount of the charge on an annualized basis, current charges, and charge variation based on policy year and policy value.

Nationwide® Options Select policies

Policy Years	Charge for First $25,000 in Variable Policy Value (Annualized)	Charge for Next $225,000 in Variable Policy Value (Annualized)	Charge for Variable Policy Value in Excess Of $250,000 (Annualized)
1 through 10	0.60%	0.30%	0.10%
11 through 20	0.30%	0.20%	0.05%
21 and later	0.00%	0.00%	0.00%

Note: the guaranteed maximum for all policies is 0.60% on an annualized basis.

Nationwide MarathonSM VUL policies

Policy Years	Charge for First $25,000 in Variable Policy Value (Annualized)	Charge for Next $225,000 in Variable Policy Value (Annualized)	Charge for Variable Policy Value in Excess Of $250,000 (Annualized)
1 through 10	0.60%	0.30%	0.10%
11 through 20	0.30%	0.10%	0.00%
21 and later	0.00%	0.00%	0.00%

Note: the guaranteed maximum for all policies is 0.60% on an annualized basis.

Nationwide®YourLifeSM Protection VUL policies

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

Policy Years	Charge for First $250,000 in Variable Policy Value (Annualized)	Charge for Variable Policy Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.30%
16 or later	0.30%	0.20%

Note: the guaranteed maximum for all policies is 0.80% on an annualized basis.

Nationwide MarathonSM Performance VUL policies

For policies that do not elect the accumulation rider, the charge will be deducted in accordance with the table below.

Policy Years	Charge for First $250,000 in Variable Policy Value (Annualized)	Charge for Variable Policy Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.30%
16 or later	0.30%	0.20%

Note: the guaranteed maximum for all policies not electing that accumulation rider is 0.80% on an annualized basis. If you do elect the accumulations rider, the maximum guaranteed charge is equal to an annualized rate of 0.30% of variable policy value for all policy years and the current charge is 0.00%.

Nationwide YourLife® Survivorship VUL policies

Policy Years	Charge for First $250,000 in Variable Policy Value (Annualized)	Charge for Variable Policy Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.50%
16 through 20	0.50%	0.50%
21 or later	0.00%	0.00%

Note: the guaranteed maximum for all policies is 0.80% on an annualized basis of all variable account cash value for policy years 1-15, 0.50% on an annualized basis for all variable cash value for policy years 16-20 and 0.30% for policy year 21 and later.

The charges above are assessed against each policy by liquidating units.

(4) Death Benefits

Death benefit proceeds result in a surrender of the policy value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. For last survivor flexible premium policies, the proceeds are payable on the death of the last surviving insured. In the event that the guaranteed death benefit exceeds the policy value on the date of death, the excess is paid by the Company’s general account. Death benefits are included within the surrenders line item in the equity transactions section of the Statements of Changes in Contract Owners’ Equity.

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

(5) Policy Loans (Net of Repayments)

Policy provisions allow policyholders to borrow 90% of a policy’s non-loaned cash value. Interest is charged on the outstanding loan and is due and payable on each policy anniversary, or when the loan is repaid or a new loan is effective. At the time the loan is granted, the amount of the loan is transferred from the Separate Account to the Company’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan was made. Interest credited is paid by the Company’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest credited back to the Separate Account. The interest rate charged on the policy loan is the stated rate of interest in effect at the time the loan is made, subject to a guaranteed maximum rate of 3.75%. Policy loans (net of repayments) are included within the surrenders line item in the equity transactions section of the Statements of Changes in Contract Owners’ Equity.

(6) Related Party Transactions

The Company performs various services on behalf of the mutual fund companies in which the Separate Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

Policyholders may, with certain restrictions, transfer their assets between the Separate Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. These transfers are the result of the policyholder executing fund exchanges. Fund exchanges from the Separate Account to the fixed account are included in surrenders, and fund exchanges from the fixed account to the Separate Account are included in purchase payments received from policyholders, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity. Policy loan transactions (note 5), executed at the direction of the policyholder, also result in transfers between the Separate Account and the fixed account of the Company. The fixed account assets are not reflected in the accompanying financial statements. For the years ended December 31, 2020 and 2019, total transfers to the Separate Account from the fixed account were$33,976,282 and $20,328,280, respectively, and total transfers from the Separate Account to the fixed account were $22,289,448 and $24,521,704, respectively.

(7) Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Separate Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Separate Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with FASB ASC 820, the Separate Account categorized its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Separate Account categorizes financial assets recorded at fair value as follows:

•

Level 1 – Unadjusted quoted prices accessible in active markets and mutual funds where the value per share (unit) is determined and published and is the basis for current transactions for identical assets or liabilities at the measurement date.

•

Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

•

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Separate Account Investments	$1,336,613,538	$-	$-	$1,336,613,538

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

The cost of purchases and proceeds from sales of Investments for the year ended December 31, 2020 are as follows:

Subaccount Abbreviation*	Purchases of Investments	Sales of Investments
ALVDAA	$17,242	$96,557
ALVIVB	164,058	164,580
ALVSVA	605,526	1,104,582
ACVIP1	2,016,953	2,574,316
ACVIP2	13,957	16,857
ACVMV1	291,081	603,803
AMVNW2	346,475	133,661
BRVGA1	1,350,354	1,869,168
BRVHYI	1,850,540	481,839
MLVGA2	98,648	278,653
DCAP	551,769	611,359
DSIF	2,425,660	2,569,957
DVSCS	708,339	857,338
DWVSVS	484,880	257,567
DFVGB	4,531,235	4,138,418
DFVGMI	1,631,189	216,206
DFVIPS	1,221,633	494,039
DFVIS	3,709,279	3,115,422
DFVIV	5,212,006	2,680,028
DFVSTF	4,475,230	4,713,874
DFVULV	5,052,675	2,479,710
DFVUTV	4,087,383	4,002,275
DSGIBA	1,145,049	214,616
DSVCGA	717,507	103,219
FQB	279,365	132,669
FCS	5,898,223	199,399
FEIS	1,123,679	760,675
FEMS	2,113,647	459,840
FF10S	154,680	372,305
FF20S	334,983	569,727
FF30S	1,571,048	475,756
FGS	17,743,891	10,251,089
FIGBS	1,976,048	976,414
FMCS	725,292	1,077,380
FNRS2	2,148,186	1,011,308
FOS	840,716	729,593
FRESS	1,262,440	359,351
FVSS	771	1,655
FTVDM2	35,695	43,124
FTVFA1	184,476	134,435
FTVFA2	357,053	35,810
FTVGB1	971,116	665,043
FTVGI2	129,385	77,301
FTVIS1	823,338	392,751
FTVIS2	42,141	69,987
FTVRDI	4,217	71,923
FTVSVI	445,678	310,240
TIF2	86,505	61,840
GVGMNS	11,801	17,084
GVMSAS	39,331	8,065
RVARS	188,720	59,909
ACEG	7,614	14,564
AVMCCI	87,027	143,596
IVBRA1	3,075,270	641,624
OVAG	479,724	221,781
OVGI	690,940	413,757
OVGS	740,154	690,775
OVIG	1,665,144	242,921
OVSB	48,678	54,914
OVSC	384,312	592,770
WRASP	746,048	912,426
WRBDP	116,072	110,225
WRBP	203,488	137,709
WRCEP	149,860	238,925
WRDIV	93,425	65,132
WRENG	91,604	31,499
WRGBP	17,293	44,295
WRGNR	139,057	83,739
WRGP	346,649	234,676
WRHIP	489,164	480,376

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

WRI2P	113,228	237,332
WRIP	241,898	60,728
WRLTBP	140,384	33,874
WRMCG	772,147	591,373
WRMMP	136,822	52,342
WRPAP	293,513	155,566
WRPCP	55,946	20,576
WRPMAP	1,508,251	282,429
WRPMAV	107,853	31,735
WRPMCP	210,855	30,854
WRPMCV	712	23
WRPMMV	43,140	11,164
WRPMP	863,248	161,749
WRRESP	86,385	89,655
WRSCP	80,199	141,654
WRSCV	87,292	57,702
WRSTP	430,294	348,018
WRVP	91,648	67,042
JACAS	712,730	1,087,220
JAEI	1,581,419	1,105,981
JAGTS	8,004,577	1,215,751
JAIGS	138,683	314,460
JAMGS	1,745,342	170,865
LOVTRC	2,674,103	322,373
MFBIE	343,540	163,467
MFBOV	389,831	116,431
MFFCA	679,769	188,279
MFTCG	943,146	1,039,881
MNDIC	1,599,181	794,070
MV2IGI	1,458	584
MV3MVI	66,567	26,669
MVFIC	3,110,315	1,660,087
MVIGIC	1,338,802	150,233
MVIVIC	1,084,797	1,334,902
MVIVSC	1,808	5,570
MVUIC	155,213	30,957
MSVFI	22,315	35,280
DTRTFB	797,487	126,350
EIF	721,479	797,845
GBF	2,179,108	2,103,977
GEM	1,225,288	2,651,567
GIG	74,624	268,965
GVAAA2	9,191,270	3,071,464
GVABD2	153,591	101,355
GVAGG2	961,923	756,559
GVAGI2	830,508	561,446
GVAGR2	1,735,611	800,914
GVDMA	722,847	841,420
GVDMC	53,401	29,968
GVEX1	19,680,506	11,328,638
GVIDA	208,118	426,386
GVIDC	7,736	152,795
GVIDM	1,552,889	450,150
GVIX2	479,318	286,378
HIBF	696,863	962,164
IDPG	559,212	161,592
IDPGI	238,379	89,553
MCIF	5,630,428	3,491,021
MSBF	572,838	418,408
NCPG	787,966	205,379

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

NCPGI	428,531	254,837
NJMMAY	11,524	1,497
NVAMV1	454,871	807,644
NVAMVX	1,617,622	119,691
NVBX	2,307,385	782,297
NVCBD1	1,061,615	1,145,577
NVCCA1	3,145,280	993,074
NVCCN1	754,750	509,384
NVCMA1	6,048,150	2,616,279
NVCMC1	1,081,976	686,971
NVCMD1	2,168,937	1,748,463
NVCRA1	4,187,649	1,855,681
NVCRB1	1,526,535	809,263
NVDBL2	20,449	91,486
NVDBLP	2,276,891	1,037,932
NVDCA2	66,835	1,073,732
NVDCAP	2,875,099	853,798
NVDMAP	11,423,970	2,426,453
NVDMCP	529,824	201,289
NVFIII	362,664	142,999
NVGEII	71,562	9,116
NVIDAP	6,307,145	1,786,814
NVIDCP	521,366	520,647
NVIDMP	4,003,969	1,257,624
NVIE6	814	11,570
NVIX	873,365	550,964
NVLCP1	2,093,329	745,088
NVMIG1	1,572,785	496,238
NVMIVX	4,200,098	1,142,927
NVMLG1	2,336,186	1,181,172
NVMMG1	6,943,284	8,024,022
NVMMV1	1,180,687	707,026
NVMMV2	25,751	27,658
NVNMO1	120,584	244,597
NVNSR2	198,401	283,037
NVOLG1	2,718,379	1,734,753
NVRE1	2,379,757	1,920,491
NVSIX2	2,188,276	1,228,915
NVSTB1	1,736,058	849,998
NVSTB2	4,127	5,823
NVTIV3	65,665	346,754
SAM	572,470	538,314
SAM5	39,310,818	31,190,911
SCF	303,556	300,768
SCGF	5,140,269	3,671,151
SCVF	334,137	309,632
TRF	1,176,708	1,175,848
AMMCGS	24,038	3,554
AMSRS	10,792	22,603
AMTB	90,131	41,082
NOTB3	215,592	200,596
NOTG3	414,720	228,953
NOTMG3	212,218	154,504
PMVAAA	89,400	38,037
PMVFBA	476,840	393,317
PMVLDA	1,454,751	1,461,921
PMVRSA	1,181,113	879,114
PMVTRA	2,023,918	935,617
PVEIIA	625,148	92,822
PVIVIA	82,071	79,207
TRHS2	80,829	643,812
TRHSP	7,358,975	750,447
VWHA	703,323	792,004
VRVDRI	88,706	34,091
WFVSCG	280,456	950,452
IVKMG1	76,905	244,366
GVDIVI	495,341	2,910,826
NVLCAP	40,728	216,953
NVLMP	451,768	1,980,655
NVMLV1	886,450	1,801,539

	$316,785,733	$193,956,268

*	Represents abbreviation of investment name. For full investment name and related abbreviation, see note 1(b).

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

(8) Financial Highlights

The following tabular presentation is a summary of units, unit fair values, contract owners’ equity outstanding and contract expense rates for variable life insurance policies as of December 31, 2020, and the investment income ratio and total return for each of the periods in the five-year period ended December 31, 2020. Total return and investment income ratio for periods with no ending contract owners’ equity were considered to be irrelevant, and therefore are not presented.

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Dynamic Asset Allocation Portfolio: Class A (ALVDAA)
2020	0.00%	6,303	$15.93	$100,427	1.51%	5.02%
2019	0.00%	11,756	15.17	178,351	2.10%	15.51%
2018	0.00%	10,935	13.13	143,616	1.85%	-7.07%
2017	0.00%	10,410	14.13	147,118	2.08%	14.67%
2016	0.00%	9,543	12.32	117,614	0.89%	3.59%
AllianceBernstein Variable Products Series Fund, Inc. - AB VPS International Value Portfolio: Class B (ALVIVB)
2020	0.00%	32,378	9.22	298,621	1.56%	2.21%
2019	0.00%	31,716	9.02	286,188	1.04%	16.79%
2018	0.00%	3,861	7.73	29,831	0.88%	-22.74%
AllianceBernstein Variable Products Series Fund, Inc. - AB VPS Small/Mid Cap Value Portfolio: Class A (ALVSVA)
2020	0.00%	157,186	26.27	4,130,044	1.05%	3.37%
2019	0.00%	189,281	25.42	4,811,232	0.59%	20.10%
2018	0.00%	194,249	21.17	4,111,291	0.48%	-15.03%
2017	0.00%	204,069	24.91	5,083,044	0.47%	13.15%
2016	0.00%	197,662	22.01	4,351,374	0.61%	25.09%
American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class I (ACVIP1)
2020	0.00%	872,794	12.34	10,766,722	1.59%	9.81%
2019	0.00%	938,205	11.23	10,530,219	2.57%	9.16%
2018	0.00%	934,718	10.29	9,619,973	3.08%	-2.57%
2017	0.00%	960,321	10.56	10,144,346	3.00%	3.92%
2016	0.00%	759,508	10.16	7,720,100	2.12%	4.71%
American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II (ACVIP2)
2020	0.00%	25,104	17.88	448,923	1.37%	9.55%
2019	0.00%	25,637	16.32	418,473	2.31%	8.90%
2018	0.00%	27,481	14.99	411,904	2.84%	-2.82%
2017	0.00%	28,784	15.42	443,947	2.61%	3.67%
2016	0.00%	31,163	14.88	463,617	1.85%	4.39%
American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I (ACVMV1)
2020	0.00%	88,790	42.07	3,735,267	1.81%	1.21%
2019	0.00%	98,875	41.57	4,109,761	2.07%	29.15%
2018	0.00%	116,636	32.18	3,753,784	1.42%	-12.84%
2017	0.00%	122,029	36.92	4,505,663	1.54%	11.69%
2016	0.00%	137,634	33.06	4,549,808	1.72%	22.85%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
American Funds Insurance Series(R) - New World Fund: Class 2 (AMVNW2)
2020	0.00%	89,545	15.06	1,348,673	0.07%	23.58%
2019	0.00%	73,168	12.19	891,729	1.22%	29.14%
2018	0.00%	35,816	9.44	337,998	1.49%	-14.04%
2017	0.00%	6,381	10.98	70,051	0.21%	9.78%	****
BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class I (BRVGA1)
2020	0.00%	765,348	18.81	14,394,320	1.28%	21.01%
2019	0.00%	855,232	15.54	13,292,531	1.33%	17.99%
2018	0.00%	835,764	13.17	11,009,251	0.95%	-7.34%
2017	0.00%	851,843	14.22	12,109,483	1.35%	13.86%
2016	0.00%	836,360	12.49	10,442,277	1.35%	4.11%
BlackRock Variable Series Funds II, Inc. - BlackRock High Yield V.I. Fund: Class I (BRVHYI)
2020	0.00%	201,810	12.45	2,512,430	4.76%	7.27%
2019	0.00%	90,475	11.61	1,050,076	5.38%	15.29%
2018	0.00%	45,921	10.07	462,286	5.41%	-2.66%
2017	0.00%	13,876	10.34	143,500	2.62%	3.42%	****
BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class II (MLVGA2)
2020	0.00%	65,109	25.61	1,667,468	1.11%	20.80%
2019	0.00%	78,748	21.20	1,669,449	1.10%	17.83%
2018	0.00%	88,932	17.99	1,600,031	0.79%	-7.52%
2017	0.00%	95,952	19.45	1,866,686	1.12%	13.74%
2016	0.00%	129,853	17.10	2,220,988	1.03%	3.96%
BNY Mellon Variable Investment Fund - Appreciation Portfolio: Initial Shares (DCAP)
2020	0.00%	55,964	43.13	2,413,926	0.78%	23.69%
2019	0.00%	62,253	34.87	2,170,920	1.17%	36.10%
2018	0.00%	62,752	25.62	1,607,919	1.26%	-6.85%
2017	0.00%	58,134	27.51	1,599,159	1.36%	27.33%
2016	0.00%	64,247	21.60	1,387,967	1.66%	7.90%
BNY Mellon Stock Index Fund, Inc.: Initial Shares (DSIF)
2020	0.00%	473,165	42.06	19,902,389	1.58%	18.01%
2019	0.00%	514,215	35.64	18,315,167	1.72%	31.18%
2018	0.00%	546,950	27.17	14,861,105	1.66%	-4.63%
2017	0.00%	572,239	28.49	16,303,880	1.73%	21.54%
2016	0.00%	571,839	23.44	13,405,210	2.04%	11.71%
BNY Mellon Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares (DVSCS)
2020	0.00%	143,928	40.00	5,757,402	1.09%	10.64%
2019	0.00%	157,959	36.16	5,703,226	0.94%	22.21%
2018	0.00%	177,285	29.58	5,244,913	0.82%	-8.97%
2017	0.00%	202,647	32.50	6,586,344	0.65%	12.40%
2016	0.00%	211,312	28.92	6,110,137	0.86%	25.73%
Delaware Variable Insurance Product Trust - Delaware VIP Small Cap Value Series: Service Class (DWVSVS)
2020	0.00%	136,970	18.54	2,538,867	1.08%	-2.18%
2019	0.00%	130,512	18.95	2,472,984	0.76%	27.72%
2018	0.00%	124,417	14.84	1,845,849	0.60%	-16.94%
2017	0.00%	120,635	17.86	2,154,839	0.66%	11.76%
2016	0.00%	112,644	15.98	1,800,418	0.72%	31.08%
DFA Investment Dimensions Group Inc. - VA Global Bond Portfolio (DFVGB)
2020	0.00%	1,607,313	11.96	19,225,735	0.03%	1.46%
2019	0.00%	1,576,277	11.79	18,594,588	2.77%	4.19%
2018	0.00%	1,321,356	11.32	14,952,250	4.86%	1.75%
2017	0.00%	1,152,895	11.12	12,821,908	1.97%	2.11%
2016	0.00%	854,690	10.89	9,308,800	1.95%	1.73%
DFA Investment Dimensions Group Inc. - DFA VA Global Moderate Allocation Portfolio: Institutional Class (DFVGMI)
2020	0.00%	295,982	13.36	3,953,284	1.38%	11.29%
2019	0.00%	180,087	12.00	2,169,397	2.34%	18.12%
2018	0.00%	168,068	10.16	1,707,587	5.02%	-6.90%
2017	0.00%	13,091	10.91	142,858	4.03%	9.13%	****

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
DFA Investment Dimensions Group Inc. - VIT Inflation-Protected Securities Portfolio: Institutional Class (DFVIPS)
2020	0.00%	223,212	12.32	2,750,608	1.25%	11.72%
2019	0.00%	165,934	11.03	1,830,724	1.96%	8.46%
2018	0.00%	100,936	10.17	1,026,541	2.51%	-1.33%
2017	0.00%	59,732	10.31	615,684	3.90%	3.27%
2016	0.00%	6,285	9.98	62,732	1.56%	-0.19%	****
DFA Investment Dimensions Group Inc. - VA International Small Portfolio (DFVIS)
2020	0.00%	1,254,355	20.00	25,080,927	2.16%	9.41%
2019	0.00%	1,246,703	18.27	22,783,967	2.95%	23.90%
2018	0.00%	1,110,983	14.75	16,386,654	1.81%	-19.77%
2017	0.00%	906,479	18.38	16,665,252	2.70%	29.95%
2016	0.00%	809,712	14.15	11,455,601	2.66%	6.23%
DFA Investment Dimensions Group Inc. - VA International Value Portfolio (DFVIV)
2020	0.00%	1,700,699	14.79	25,158,296	2.58%	-1.76%
2019	0.00%	1,504,700	15.06	22,662,615	3.88%	15.86%
2018	0.00%	1,258,516	13.00	16,357,465	2.89%	-17.08%
2017	0.00%	1,038,233	15.68	16,274,869	3.07%	25.81%
2016	0.00%	919,267	12.46	11,454,027	3.70%	9.11%
DFA Investment Dimensions Group Inc. - VA Short-Term Fixed Portfolio (DFVSTF)
2020	0.00%	1,688,867	10.78	18,206,130	0.59%	0.60%
2019	0.00%	1,720,630	10.72	18,451,730	2.43%	2.52%
2018	0.00%	1,407,580	10.45	14,713,449	1.61%	1.78%
2017	0.00%	1,274,235	10.27	13,086,887	1.15%	0.83%
2016	0.00%	943,434	10.19	9,609,276	0.81%	0.79%
DFA Investment Dimensions Group Inc. - VA U.S. Large Value Portfolio (DFVULV)
2020	0.00%	1,295,368	24.96	32,333,282	2.35%	-1.37%
2019	0.00%	1,190,909	25.31	30,147,324	2.29%	25.78%
2018	0.00%	1,080,560	20.12	21,741,588	2.27%	-12.12%
2017	0.00%	951,408	22.89	21,782,073	2.00%	19.08%
2016	0.00%	817,777	19.23	15,722,765	2.25%	18.87%
DFA Investment Dimensions Group Inc. - VA U.S. Targeted Value Portfolio (DFVUTV)
2020	0.00%	1,015,289	23.16	23,516,424	1.81%	3.98%
2019	0.00%	976,352	22.27	21,754,611	1.62%	22.56%
2018	0.00%	834,983	18.17	15,175,766	1.07%	-15.87%
2017	0.00%	693,137	21.60	14,973,956	1.15%	9.77%
2016	0.00%	579,722	19.68	11,409,596	1.22%	27.49%
Deutsche DWS Variable Series II - DWS Global Income Builder VIP: Class A (DSGIBA)
2020	0.00%	208,291	14.57	3,035,107	2.86%	8.28%
2019	0.00%	145,961	13.46	1,964,272	3.14%	20.16%
2018	0.00%	58,367	11.20	653,665	2.61%	-7.66%
2017	0.00%	19,415	12.13	235,477	2.43%	16.54%
2016	0.00%	3,693	10.41	38,435	0.00%	4.07%	****
Deutsche DWS Variable Series I - DWS Capital Growth VIP: Class A (DSVCGA)
2020	0.00%	73,954	20.34	1,504,121	0.41%	39.04%
2019	0.00%	41,881	14.63	612,618	0.34%	37.14%
2018	0.00%	19,531	10.67	208,326	0.38%	-1.60%
2017	0.00%	1,048	10.84	11,360	0.00%	8.39%	****
Federated Hermes Insurance Series - Federated Hermes Quality Bond Fund II: Primary Shares (FQB)
2020	0.00%	31,213	20.07	626,560	2.89%	8.12%
2019	0.00%	24,360	18.57	452,275	2.87%	9.44%
2018	0.00%	23,191	16.96	393,420	2.95%	-0.59%
2017	0.00%	23,126	17.07	394,657	3.03%	4.04%
2016	0.00%	17,646	16.40	289,458	3.57%	3.82%
Fidelity Variable Insurance Products Fund - VIP Contrafund(R) Portfolio: Service Class (FCS)
2020	0.00%	450,346	14.50	6,529,409	0.16%	30.43%
2019	0.00%	21,193	11.12	235,582	0.48%	11.16%
Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class (FEIS)
2020	0.00%	295,420	29.18	8,620,144	1.76%	6.55%
2019	0.00%	301,092	27.39	8,248,518	1.98%	27.32%
2018	0.00%	298,050	21.51	6,410,859	2.22%	-8.40%
2017	0.00%	305,989	23.48	7,185,159	1.64%	12.80%
2016	0.00%	304,708	20.82	6,342,945	2.37%	17.90%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Fidelity Variable Insurance Products - Emerging Markets Portfolio - Service Class (FEMS)
2020	0.00%	264,410	14.13	3,735,702	0.87%	31.17%
2019	0.00%	123,059	10.77	1,326,530	2.24%	29.30%
2018	0.00%	54,943	8.33	457,672	1.66%	-16.70%	****
Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2010 Portfolio: Service Class (FF10S)
2020	0.00%	65,894	26.41	1,739,973	1.20%	12.39%
2019	0.00%	78,967	23.49	1,855,265	2.01%	16.00%
2018	0.00%	96,578	20.25	1,956,075	1.70%	-4.10%
2017	0.00%	82,464	21.12	1,741,693	1.46%	12.99%
2016	0.00%	88,971	18.69	1,663,083	1.62%	5.28%
Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2020 Portfolio: Service Class (FF20S)
2020	0.00%	100,177	29.45	2,950,573	1.14%	14.92%
2019	0.00%	117,482	25.63	3,011,147	2.03%	20.01%
2018	0.00%	113,656	21.36	2,427,400	1.36%	-5.98%
2017	0.00%	126,321	22.72	2,869,387	1.45%	16.47%
2016	0.00%	134,430	19.50	2,621,778	1.29%	6.04%
Fidelity Variable Insurance Products Fund - Fidelity VIP Freedom Fund 2030 Portfolio: Service Class (FF30S)
2020	0.00%	308,413	33.05	10,194,079	1.23%	16.76%
2019	0.00%	289,083	28.31	8,183,826	1.94%	24.37%
2018	0.00%	293,129	22.76	6,672,133	1.26%	-7.88%
2017	0.00%	311,519	24.71	7,697,596	1.35%	20.82%
2016	0.00%	325,981	20.45	6,667,090	1.44%	6.52%
Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class (FGS)
2020	0.00%	763,199	59.50	45,411,207	0.06%	43.75%
2019	0.00%	683,492	41.39	28,295,453	0.16%	34.18%
2018	0.00%	625,050	30.85	19,281,194	0.15%	-0.27%
2017	0.00%	536,736	30.93	16,602,568	0.11%	35.00%
2016	0.00%	423,234	22.91	9,697,448	0.00%	0.71%
Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class (FIGBS)
2020	0.00%	353,680	20.20	7,144,321	2.28%	9.25%
2019	0.00%	310,568	18.49	5,743,694	2.65%	9.58%
2018	0.00%	298,632	16.87	5,038,633	2.47%	-0.63%
2017	0.00%	292,566	16.98	4,967,687	2.39%	4.16%
2016	0.00%	304,421	16.30	4,962,636	2.48%	4.63%
Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class (FMCS)
2020	0.00%	257,638	41.91	10,797,837	0.56%	18.04%
2019	0.00%	267,146	35.51	9,485,288	0.78%	23.35%
2018	0.00%	294,745	28.79	8,484,307	0.56%	-14.64%
2017	0.00%	307,993	33.72	10,386,049	0.61%	20.70%
2016	0.00%	331,787	27.94	9,269,404	0.44%	12.11%
Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2 (FNRS2)
2020	0.00%	568,083	11.29	6,413,237	2.75%	-32.88%
2019	0.00%	445,565	16.82	7,488,507	1.85%	9.82%
2018	0.00%	438,202	15.32	6,711,087	0.70%	-24.77%
2017	0.00%	436,048	20.36	8,876,534	1.47%	-2.78%
2016	0.00%	415,801	20.94	8,705,989	0.49%	33.51%
Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class (FOS)
2020	0.00%	389,820	14.65	5,710,663	0.36%	15.49%
2019	0.00%	381,679	12.68	4,841,279	1.58%	27.67%
2018	0.00%	423,198	9.93	4,204,417	1.60%	-14.88%
2017	0.00%	373,808	11.67	4,363,143	1.45%	30.10%
2016	0.00%	339,433	8.97	3,045,230	1.49%	-5.12%
Fidelity Variable Insurance Products Fund - VIP Real Estate Portfolio: Service Class (FRESS)
2020	0.00%	230,628	11.09	2,557,992	2.35%	-6.61%
2019	0.00%	157,100	11.88	1,869,408	2.43%	23.09%
2018	0.00%	57,547	9.65	555,243	4.93%	-6.31%
2017	0.00%	9,584	10.30	98,695	2.33%	2.98%	****

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class (FVSS)
2020	0.00%	325	31.46	10,224	1.22%	8.18%
2019	0.00%	392	29.08	11,399	1.58%	34.29%
2018	0.00%	409	21.65	8,856	0.87%	-17.33%
2017	0.00%	406	26.19	10,634	1.42%	19.21%
2016	0.00%	406	21.97	8,921	0.69%	9.48%
Franklin Templeton Variable Insurance Products Trust - Templeton Developing Markets VIP Fund: Class 2 (FTVDM2)
2020	0.00%	23,110	15.63	361,166	4.18%	17.18%
2019	0.00%	25,353	13.34	338,116	1.01%	26.70%
2018	0.00%	28,466	10.53	299,639	0.84%	-15.79%
2017	0.00%	34,889	12.50	436,132	0.98%	40.41%
2016	0.00%	35,039	8.90	311,956	0.87%	17.44%
Franklin Templeton Variable Insurance Products Trust - Franklin Allocation VIP Fund: Class 1 (FTVFA1)
2020	0.00%	24,760	20.11	497,851	1.77%	12.19%
2019	0.00%	29,944	17.92	536,673	4.50%	20.04%
2018	0.00%	45,129	14.93	673,796	3.37%	-9.34%
2017	0.00%	44,567	16.47	733,919	2.91%	12.17%
2016	0.00%	40,156	14.68	589,544	3.89%	13.43%
Franklin Templeton Variable Insurance Products Trust - Franklin Allocation VIP Fund: Class 2 (FTVFA2)
2020	0.00%	69,652	19.87	1,384,263	1.47%	11.74%
2019	0.00%	70,996	17.79	1,262,696	3.80%	19.86%
2018	0.00%	86,330	14.84	1,281,023	3.05%	-9.65%
2017	0.00%	88,769	16.42	1,457,873	2.68%	11.98%
2016	0.00%	91,468	14.67	1,341,514	3.87%	13.18%
Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 1 (FTVGB1)
2020	0.00%	474,728	11.27	5,351,693	8.36%	-5.07%
2019	0.00%	488,258	11.88	5,799,933	7.15%	2.26%
2018	0.00%	417,744	11.61	4,851,482	0.00%	2.21%
2017	0.00%	385,659	11.36	4,381,827	0.00%	2.15%
2016	0.00%	364,803	11.12	4,057,460	0.00%	3.21%
Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 2 (FTVGI2)
2020	0.00%	99,586	9.97	993,316	8.48%	-5.28%
2019	0.00%	103,027	10.53	1,084,933	7.25%	2.01%
2018	0.00%	117,684	10.32	1,214,825	0.00%	1.94%
2017	0.00%	125,157	10.13	1,267,402	0.00%	1.93%
2016	0.00%	130,926	9.94	1,300,775	0.00%	2.94%
Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 1 (FTVIS1)
2020	0.00%	213,049	16.88	3,596,642	6.00%	0.97%
2019	0.00%	198,343	16.72	3,319,462	5.51%	16.42%
2018	0.00%	211,123	14.36	3,032,020	4.98%	-4.09%
2017	0.00%	223,676	14.97	3,349,368	4.20%	9.94%
2016	0.00%	202,177	13.62	2,753,636	4.99%	14.33%
Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 2 (FTVIS2)
2020	0.00%	27,159	22.35	607,032	5.73%	0.69%
2019	0.00%	30,135	22.20	668,907	5.63%	16.06%
2018	0.00%	32,857	19.13	628,414	4.77%	-4.30%
2017	0.00%	36,996	19.99	739,398	4.13%	9.67%
2016	0.00%	39,077	18.22	712,110	4.96%	14.02%
Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends VIP Fund: Class 1 (FTVRDI)
2020	0.00%	1,015	41.19	41,808	1.35%	16.23%
2019	0.00%	3,241	35.44	114,859	1.04%	29.58%
2018	0.00%	1,886	27.35	51,579	1.50%	-4.84%
2017	0.00%	2,124	28.74	61,044	1.84%	20.85%
2016	0.00%	2,589	23.78	61,571	1.65%	16.33%
Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value VIP Fund: Class 1 (FTVSVI)
2020	0.00%	83,440	35.35	2,949,607	1.71%	5.41%
2019	0.00%	84,425	33.54	2,831,326	1.29%	26.72%
2018	0.00%	94,841	26.46	2,509,885	1.12%	-12.69%
2017	0.00%	95,629	30.31	2,898,443	0.73%	10.92%
2016	0.00%	103,018	27.33	2,815,105	1.02%	30.54%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Franklin Templeton Variable Insurance Products Trust - Templeton Foreign VIP Fund: Class 2 (TIF2)
2020	0.00%	62,081	9.61	596,441	3.51%	-1.16%
2019	0.00%	60,985	9.72	592,774	1.64%	12.53%
2018	0.00%	99,691	8.64	861,110	2.80%	-15.44%
2017	0.00%	48,796	10.22	498,458	2.58%	16.69%
2016	0.00%	50,098	8.75	438,554	1.94%	7.18%
Goldman Sachs Variable Insurance Trust - Goldman Sachs Global Trends Allocation Fund: Service Shares (GVGMNS)
2020	0.00%	6,536	15.09	98,599	0.29%	4.11%
2019	0.00%	7,052	14.49	102,180	1.50%	11.94%
2018	0.00%	8,085	12.94	104,656	0.75%	-4.34%
2017	0.00%	6,810	13.53	92,147	0.33%	13.11%
2016	0.00%	6,093	11.96	72,889	0.30%	4.34%
Goldman Sachs Variable Insurance Trust - Goldman Sachs Multi-Strategy Alternatives Portfolio: Service Shares (GVMSAS)
2020	0.00%	9,141	11.02	100,728	2.38%	6.72%
2019	0.00%	6,356	10.33	65,629	4.10%	8.82%
2018	0.00%	2,751	9.49	26,103	5.57%	-5.12%	****
Guggenheim Variable Fund - Multi-Hedge Strategies (RVARS)
2020	0.00%	74,972	11.77	882,247	1.29%	7.39%
2019	0.00%	64,599	10.96	707,881	2.30%	5.01%
2018	0.00%	68,812	10.43	718,051	0.00%	-5.07%
2017	0.00%	63,000	10.99	692,546	0.00%	3.67%
2016	0.00%	41,437	10.60	439,364	0.10%	-0.48%
Invesco - Invesco V.I. American Franchise Fund: Series I Shares (ACEG)
2020	0.00%	820	38.01	31,172	0.08%	42.35%
2019	0.00%	1,146	26.70	30,603	0.00%	36.76%
2018	0.00%	1,089	19.53	21,265	0.00%	-3.62%
2017	0.00%	971	20.26	19,674	0.08%	27.34%
2016	0.00%	1,467	15.91	23,342	0.00%	2.27%
Invesco - Invesco V.I. Mid Cap Core Equity Fund: Series I Shares (AVMCCI)
2020	0.00%	16,806	20.54	345,227	0.67%	9.25%
2019	0.00%	24,235	18.80	455,690	0.51%	25.28%
2018	0.00%	23,810	15.01	357,367	0.57%	-11.35%
2017	0.00%	18,987	16.93	321,465	0.55%	14.92%
2016	0.00%	16,039	14.73	236,302	0.08%	13.43%
Invesco Variable Insurance Funds - Invesco V.I. Balanced-Risk Allocation Fund: Series I Shares (IVBRA1)
2020	0.00%	647,561	14.45	9,356,869	8.47%	10.22%
2019	0.00%	541,919	13.11	7,104,503	0.00%	15.21%
2018	0.00%	416,058	11.38	4,734,235	1.71%	-6.46%
2017	0.00%	307,923	12.16	3,745,772	4.26%	10.16%
2016	0.00%	237,156	11.04	2,618,887	0.53%	11.64%
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund: Series I (OVAG)
2020	0.00%	25,773	14.83	382,128	0.00%	48.27%	****
Invesco Oppenheimer V.I. Main Street Fund: Series I (OVGI)
2020	0.00%	116,043	37.68	4,372,189	1.50%	13.94%
2019	0.00%	121,141	33.07	4,005,757	0.90%	32.08%
2018	0.00%	98,385	25.04	2,463,107	1.16%	-7.89%
2017	0.00%	101,460	27.18	2,757,541	1.28%	16.91%
2016	0.00%	95,363	23.25	2,216,969	1.05%	11.62%
Invesco Oppenheimer V.I. Global Fund: Series I (OVGS)
2020	0.00%	178,943	31.26	5,593,823	0.70%	27.64%
2019	0.00%	186,386	24.49	4,564,874	0.94%	31.79%
2018	0.00%	201,007	18.58	3,735,545	1.00%	-13.18%
2017	0.00%	194,558	21.41	4,164,551	0.87%	36.66%
2016	0.00%	211,761	15.66	3,316,742	1.11%	0.08%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Invesco Oppenheimer V.I. International Growth Fund: Series I (OVIG)
2020	0.00%	460,143	14.65	6,742,032	1.04%	21.50%
2019	0.00%	352,589	12.06	4,251,938	1.01%	28.60%
2018	0.00%	311,400	9.38	2,920,039	0.92%	-19.42%
2017	0.00%	152,357	11.64	1,772,913	1.46%	26.29%
2016	0.00%	102,503	9.21	944,473	1.16%	-2.12%
Invesco Oppenheimer V.I. Global Strategic Income Fund: Series I (OVSB)
2020	0.00%	45,398	12.67	575,265	5.94%	3.40%
2019	0.00%	48,669	12.25	596,429	3.75%	10.80%
2018	0.00%	47,978	11.06	530,634	4.87%	-4.40%
2017	0.00%	43,130	11.57	498,956	2.30%	6.27%
2016	0.00%	41,201	10.89	448,509	5.08%	6.53%
Invesco Oppenheimer V.I. Main Street Small Cap Fund: Series I (OVSC)
2020	0.00%	69,816	42.95	2,998,581	0.63%	19.93%
2019	0.00%	76,724	35.81	2,747,712	0.20%	26.47%
2018	0.00%	78,676	28.32	2,227,888	0.31%	-10.32%
2017	0.00%	77,458	31.58	2,445,884	0.86%	14.16%
2016	0.00%	73,488	27.66	2,032,766	0.51%	18.05%
Ivy Variable Insurance Portfolios - Asset Strategy: Class II (WRASP)
2020	0.00%	586,496	18.81	11,033,225	2.07%	13.88%
2019	0.00%	619,589	16.52	10,235,364	2.09%	21.78%
2018	0.00%	685,219	13.57	9,295,255	1.76%	-5.44%
2017	0.00%	775,408	14.35	11,123,674	1.58%	18.27%
2016	0.00%	829,304	12.13	10,058,879	0.58%	-2.57%
Ivy Variable Insurance Portfolios - Corporate Bond: Class II (WRBDP)
2020	0.00%	54,657	17.80	972,713	2.43%	10.97%
2019	0.00%	55,873	16.04	896,095	2.74%	12.18%
2018	0.00%	54,681	14.30	781,779	2.11%	-1.90%
2017	0.00%	55,687	14.57	811,608	1.59%	4.01%
2016	0.00%	53,743	14.01	753,046	2.37%	4.03%
Ivy Variable Insurance Portfolios - Balanced: Class II (WRBP)
2020	0.00%	30,083	26.18	787,505	1.40%	14.11%
2019	0.00%	29,129	22.94	668,222	1.75%	22.09%
2018	0.00%	26,574	18.79	499,304	1.64%	-3.24%
2017	0.00%	26,009	19.42	505,051	1.61%	11.37%
2016	0.00%	25,157	17.44	438,640	1.23%	2.03%
Ivy Variable Insurance Portfolios - Core Equity: Class II (WRCEP)
2020	0.00%	37,667	36.61	1,379,032	0.53%	21.52%
2019	0.00%	43,050	30.13	1,297,038	0.56%	31.09%
2018	0.00%	41,351	22.98	950,371	0.48%	-4.51%
2017	0.00%	43,740	24.07	1,052,761	0.44%	20.75%
2016	0.00%	39,895	19.93	795,194	0.44%	3.74%
Ivy Variable Insurance Portfolios - Global Equity Income: Class II (WRDIV)
2020	0.00%	38,508	20.96	806,949	2.54%	3.15%
2019	0.00%	37,887	20.32	769,697	2.82%	23.15%
2018	0.00%	38,681	16.50	638,113	1.63%	-11.68%
2017	0.00%	40,229	18.68	751,394	1.25%	15.56%
2016	0.00%	40,070	16.16	647,647	1.25%	6.95%
Ivy Variable Insurance Portfolios - Energy: Class II (WRENG)
2020	0.00%	66,753	3.91	260,703	2.09%	-36.83%
2019	0.00%	47,539	6.18	293,922	0.00%	3.48%
2018	0.00%	38,743	5.98	231,489	0.00%	-34.14%
2017	0.00%	39,794	9.07	361,003	0.82%	-12.64%
2016	0.00%	35,294	10.38	366,522	0.14%	34.55%
Ivy Variable Insurance Portfolios - Global Bond: Class II (WRGBP)
2020	0.00%	5,485	13.84	75,913	3.92%	8.15%
2019	0.00%	7,760	12.80	99,302	3.58%	9.42%
2018	0.00%	8,210	11.70	96,017	2.86%	-0.18%
2017	0.00%	7,453	11.72	87,318	2.65%	4.27%
2016	0.00%	6,312	11.24	70,924	3.39%	7.04%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Ivy Variable Insurance Portfolios - Natural Resources: Class II (WRGNR)
2020	0.00%	122,569	4.68	573,394	2.25%	-11.99%
2019	0.00%	111,122	5.32	590,655	0.98%	9.46%
2018	0.00%	105,086	4.86	510,318	0.31%	-23.23%
2017	0.00%	105,081	6.33	664,713	0.13%	2.97%
2016	0.00%	98,985	6.14	608,101	0.69%	23.81%
Ivy Variable Insurance Portfolios - Growth: Class II (WRGP)
2020	0.00%	38,644	45.57	1,761,130	0.00%	30.55%
2019	0.00%	40,917	34.91	1,428,377	0.00%	36.59%
2018	0.00%	40,236	25.56	1,028,367	0.03%	2.28%
2017	0.00%	40,853	24.99	1,020,823	0.25%	29.34%
2016	0.00%	39,645	19.32	765,929	0.02%	1.22%
Ivy Variable Insurance Portfolios - High Income: Class II (WRHIP)
2020	0.00%	138,235	25.34	3,502,399	7.25%	6.03%
2019	0.00%	148,251	23.90	3,542,632	6.71%	11.19%
2018	0.00%	168,586	21.49	3,623,061	6.42%	-2.11%
2017	0.00%	168,597	21.96	3,701,581	5.56%	6.68%
2016	0.00%	161,734	20.58	3,328,616	7.47%	16.19%
Ivy Variable Insurance Portfolios - International Core Equity: Class II (WRI2P)
2020	0.00%	41,819	17.36	726,079	2.42%	7.19%
2019	0.00%	50,908	16.20	824,625	1.58%	18.69%
2018	0.00%	45,484	13.65	620,724	1.45%	-17.81%
2017	0.00%	35,485	16.60	589,218	1.39%	23.15%
2016	0.00%	32,614	13.48	439,727	1.33%	1.08%
Ivy Variable Insurance Portfolios - Global Growth: Class II (WRIP)
2020	0.00%	45,830	23.09	1,058,339	0.39%	20.58%
2019	0.00%	37,550	19.15	719,139	0.64%	25.93%
2018	0.00%	36,980	15.21	562,394	0.48%	-6.27%
2017	0.00%	38,940	16.23	631,817	0.05%	24.52%
2016	0.00%	38,030	13.03	495,537	0.22%	-3.04%
Ivy Variable Insurance Portfolios - Limited-Term Bond: Class II (WRLTBP)
2020	0.00%	14,650	12.10	177,200	3.06%	4.14%
2019	0.00%	5,907	11.61	68,609	1.66%	4.23%
2018	0.00%	4,482	11.14	49,946	1.67%	0.78%
2017	0.00%	3,374	11.06	37,307	1.58%	1.40%
2016	0.00%	2,904	10.90	31,667	1.49%	1.94%
Ivy Variable Insurance Portfolios - Mid Cap Growth: Class II (WRMCG)
2020	0.00%	65,426	58.22	3,808,797	0.00%	49.00%
2019	0.00%	65,470	39.07	2,557,942	0.00%	37.94%
2018	0.00%	62,810	28.32	1,779,040	0.00%	-0.06%
2017	0.00%	79,195	28.34	2,244,430	0.00%	26.89%
2016	0.00%	80,928	22.33	1,807,436	0.00%	6.12%
Ivy Variable Insurance Portfolios - Government Money Market: Class II (WRMMP)
2020	0.00%	28,959	10.65	308,400	0.32%	0.37%
2019	0.00%	21,106	10.61	223,930	1.78%	1.83%
2018	0.00%	18,277	10.42	190,427	1.49%	1.52%
2017	0.00%	22,369	10.26	229,563	0.58%	0.59%
2016	0.00%	21,205	10.20	216,350	0.12%	0.13%
Ivy Variable Insurance Portfolios - Pathfinder Aggressive: Class II (WRPAP)
2020	0.00%	55,716	27.55	1,534,978	1.43%	15.70%
2019	0.00%	57,971	23.81	1,380,347	2.58%	23.24%
2018	0.00%	75,661	19.32	1,461,871	1.76%	-4.27%
2017	0.00%	70,963	20.18	1,432,191	0.89%	19.83%
2016	0.00%	71,542	16.84	1,204,894	1.49%	4.80%
Ivy Variable Insurance Portfolios - Pathfinder Conservative: Class II (WRPCP)
2020	0.00%	17,834	20.53	366,104	1.70%	12.67%
2019	0.00%	17,359	18.22	316,285	1.98%	14.66%
2018	0.00%	17,388	15.89	276,317	1.21%	-1.93%
2017	0.00%	19,521	16.20	316,308	0.75%	10.51%
2016	0.00%	25,268	14.66	370,495	1.16%	2.84%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive: Class II (WRPMAP)
2020	0.00%	345,752	25.45	8,800,576	1.73%	15.12%
2019	0.00%	339,706	22.11	7,511,176	2.66%	21.40%
2018	0.00%	342,546	18.21	6,238,919	1.71%	-4.71%
2017	0.00%	330,943	19.11	6,325,285	0.80%	16.72%
2016	0.00%	305,075	16.38	4,995,693	1.57%	4.52%
Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive - Managed Volatility: Class II (WRPMAV)
2020	0.00%	25,572	15.19	388,352	1.27%	9.71%
2019	0.00%	22,450	13.84	310,753	2.00%	19.29%
2018	0.00%	20,914	11.60	242,672	1.28%	-4.75%
2017	0.00%	19,898	12.18	242,401	0.44%	15.70%
2016	0.00%	17,399	10.53	183,202	0.93%	2.36%
Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative: Class II (WRPMCP)
2020	0.00%	35,370	22.21	785,679	1.83%	13.52%
2019	0.00%	29,566	19.57	578,552	2.26%	16.85%
2018	0.00%	27,890	16.75	467,074	1.19%	-2.67%
2017	0.00%	25,929	17.21	446,129	0.81%	12.77%
2016	0.00%	26,886	15.26	410,226	1.26%	3.10%
Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative - Managed Volatility: Class II (WRPMCV)
2020	0.00%	56	14.17	793	1.81%	9.61%
Ivy Variable Insurance Portfolios - Pathfinder Moderate - Managed Volatility: Class II (WRPMMV)
2020	0.00%	20,355	14.67	298,559	1.35%	9.07%
2019	0.00%	19,736	13.45	265,416	1.88%	17.32%
2018	0.00%	20,269	11.46	232,334	0.97%	-4.00%
2017	0.00%	18,201	11.94	217,326	0.45%	13.80%
2016	0.00%	16,308	10.49	171,111	0.57%	1.81%
Ivy Variable Insurance Portfolios - Pathfinder Moderate: Class II (WRPMP)
2020	0.00%	236,176	23.73	5,604,502	1.80%	14.35%
2019	0.00%	231,913	20.75	4,812,839	2.54%	19.05%
2018	0.00%	226,516	17.43	3,948,570	1.40%	-3.90%
2017	0.00%	226,959	18.14	4,116,923	0.75%	14.69%
2016	0.00%	224,105	15.82	3,544,318	1.26%	3.64%
Ivy Variable Insurance Portfolios - Securian Real Estate Securities: Class II (WRRESP)
2020	0.00%	11,818	22.07	260,863	1.70%	-3.13%
2019	0.00%	13,078	22.79	297,996	1.57%	24.43%
2018	0.00%	13,237	18.31	242,405	1.52%	-5.57%
2017	0.00%	12,914	19.39	250,445	1.32%	5.39%
2016	0.00%	13,098	18.40	241,032	1.04%	4.26%
Ivy Variable Insurance Portfolios - Small Cap Growth: Class II (WRSCP)
2020	0.00%	42,296	35.69	1,509,499	0.00%	37.66%
2019	0.00%	44,164	25.92	1,144,939	0.00%	23.37%
2018	0.00%	41,999	21.01	882,565	0.37%	-4.11%
2017	0.00%	27,598	21.92	604,822	0.00%	23.12%
2016	0.00%	25,978	17.80	462,423	0.00%	2.91%
Ivy Variable Insurance Portfolios - Small Cap Core: Class II (WRSCV)
2020	0.00%	12,225	31.71	387,701	0.00%	7.02%
2019	0.00%	11,435	29.63	338,843	0.00%	24.33%
2018	0.00%	11,116	23.83	264,939	0.11%	-10.49%
2017	0.00%	11,906	26.63	317,010	0.00%	13.73%
2016	0.00%	12,660	23.41	296,402	0.40%	28.88%
Ivy Variable Insurance Portfolios - Science and Technology: Class II (WRSTP)
2020	0.00%	49,214	58.16	2,862,093	0.00%	35.36%
2019	0.00%	53,856	42.96	2,313,843	0.00%	49.48%
2018	0.00%	55,809	28.74	1,604,025	0.00%	-5.23%
2017	0.00%	57,612	30.33	1,747,311	0.00%	32.12%
2016	0.00%	59,608	22.96	1,368,386	0.00%	1.54%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Ivy Variable Insurance Portfolios - Value: Class II (WRVP)
2020	0.00%	16,216	27.81	451,030	1.92%	1.98%
2019	0.00%	15,969	27.27	435,517	0.80%	26.33%
2018	0.00%	15,629	21.59	337,410	1.99%	-7.24%
2017	0.00%	16,590	23.27	386,094	1.41%	12.49%
2016	0.00%	15,404	20.69	318,678	1.17%	11.14%
Janus Aspen Series - Janus Henderson Forty Portfolio: Service Shares (JACAS)
2020	0.00%	98,560	58.76	5,791,532	0.17%	39.03%
2019	0.00%	114,712	42.26	4,848,201	0.02%	36.85%
2018	0.00%	132,034	30.88	4,077,621	1.21%	1.72%
2017	0.00%	135,795	30.36	4,122,889	0.00%	29.99%
2016	0.00%	140,373	23.36	3,278,502	0.82%	1.94%
Janus Aspen Series - Janus Henderson Enterprise Portfolio: Institutional Shares (JAEI)
2020	0.00%	299,681	18.73	5,614,463	0.08%	19.47%
2019	0.00%	290,851	15.68	4,561,162	0.21%	35.49%
2018	0.00%	192,390	11.57	2,226,731	0.28%	-0.41%
2017	0.00%	87,544	11.62	1,017,456	0.04%	16.22%	****
Janus Aspen Series - Janus Henderson Global Technology and Innovation Portfolio: Service Shares (JAGTS)
2020	0.00%	532,999	56.58	30,154,506	0.00%	50.73%
2019	0.00%	427,184	37.53	16,044,690	0.40%	44.82%
2018	0.00%	351,267	25.92	9,104,242	1.06%	0.91%
2017	0.00%	261,535	25.68	6,717,441	0.44%	44.91%
2016	0.00%	205,242	17.72	3,637,776	0.09%	13.85%
Janus Aspen Series - Janus Henderson Overseas Portfolio: Service Shares (JAIGS)
2020	0.00%	210,839	13.96	2,944,071	1.23%	16.02%
2019	0.00%	226,717	12.04	2,728,689	1.85%	26.71%
2018	0.00%	242,370	9.50	2,302,240	1.68%	-15.14%
2017	0.00%	246,485	11.19	2,758,908	1.58%	30.80%
2016	0.00%	266,508	8.56	2,280,544	5.09%	-6.71%
Janus Aspen Series - Janus Henderson Enterprise Portfolio: Service Shares (JAMGS)
2020	0.00%	208,957	17.50	3,657,363	0.00%	19.18%
2019	0.00%	109,681	14.69	1,614,333	0.06%	35.16%
2018	0.00%	37,461	10.87	407,042	0.10%	-0.66%
2017	0.00%	5,342	10.94	58,433	0.00%	9.38%	****
Lord Abbett Series Fund, Inc. - Total Return Portfolio: Class VC (LOVTRC)
2020	0.00%	395,653	12.04	4,765,578	3.10%	7.43%
2019	0.00%	210,430	11.21	2,359,850	4.13%	8.41%
2018	0.00%	80,946	10.34	837,178	6.78%	-1.03%
2017	0.00%	14,068	10.45	147,006	11.71%	3.86%
2016	0.00%	738	10.06	7,425	4.57%	0.61%	****
M Fund, Inc. - M International Equity Fund (MFBIE)
2020	0.00%	204,648	11.44	2,342,077	1.75%	8.90%
2019	0.00%	186,773	10.51	1,962,873	3.11%	20.32%
2018	0.00%	162,399	8.73	1,418,424	1.48%	-20.57%
2017	0.00%	154,357	11.00	1,697,281	1.72%	24.05%
2016	0.00%	152,831	8.86	1,354,700	1.20%	-0.05%
M Fund, Inc. - M Large Cap Value Fund (MFBOV)
2020	0.00%	152,165	18.59	2,829,424	2.09%	-3.16%
2019	0.00%	139,792	19.20	2,684,226	1.87%	21.52%
2018	0.00%	132,076	15.80	2,087,009	1.38%	-12.07%
2017	0.00%	143,866	17.97	2,585,319	1.59%	14.99%
2016	0.00%	133,215	15.63	2,081,771	2.08%	9.64%
M Fund, Inc. - M Capital Appreciation Fund (MFFCA)
2020	0.00%	125,875	32.37	4,074,985	0.00%	17.73%
2019	0.00%	106,796	27.50	2,936,728	0.35%	28.85%
2018	0.00%	89,655	21.34	1,913,339	0.32%	-14.15%
2017	0.00%	81,756	24.86	2,032,318	0.00%	19.02%
2016	0.00%	77,197	20.89	1,612,344	0.00%	21.06%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
M Fund, Inc. - M Large Cap Growth Fund (MFTCG)
2020	0.00%	113,134	40.06	4,532,555	0.00%	28.89%
2019	0.00%	131,761	31.08	4,095,490	0.00%	36.09%
2018	0.00%	120,792	22.84	2,758,806	0.00%	-4.95%
2017	0.00%	119,635	24.03	2,874,733	0.00%	38.97%
2016	0.00%	111,437	17.29	1,926,782	0.00%	-2.32%
MFS(R) Variable Insurance Trust - MFS New Discovery Series: Initial Class (MNDIC)
2020	0.00%	172,612	37.44	6,462,963	0.00%	45.89%
2019	0.00%	161,592	25.67	4,147,287	0.00%	41.70%
2018	0.00%	129,133	18.11	2,338,899	0.00%	-1.48%
2017	0.00%	99,802	18.38	1,834,716	0.00%	26.65%
2016	0.00%	86,757	14.51	1,259,250	0.00%	9.05%
MFS(R) Variable Insurance Trust II - MFS Massachusetts Investors Growth Stock Portfolio: Initial Class (MV2IGI)
2020	0.00%	722	23.22	16,764	0.46%	22.53%
2019	0.00%	752	18.95	14,250	0.59%	39.95%
2018	0.00%	783	13.54	10,602	0.58%	0.81%
2017	0.00%	814	13.43	10,933	0.65%	28.42%
2016	0.00%	849	10.46	8,879	0.59%	6.08%
MFS(R) Variable Insurance Trust III - MFS Mid Cap Value Portfolio: Initial Class (MV3MVI)
2020	0.00%	2,873	13.78	39,577	0.83%	37.76%	****
MFS(R) Variable Insurance Trust - MFS Value Series: Initial Class (MVFIC)
2020	0.00%	441,043	36.18	15,957,323	1.57%	3.48%
2019	0.00%	421,662	34.97	14,744,226	2.04%	29.80%
2018	0.00%	436,092	26.94	11,747,431	1.52%	-10.09%
2017	0.00%	474,963	29.96	14,229,783	1.93%	17.65%
2016	0.00%	428,253	25.47	10,905,479	2.15%	14.09%
MFS(R) Variable Insurance Trust II - MFS International Growth Portfolio: Initial Class (MVIGIC)
2020	0.00%	112,725	12.70	1,431,495	1.82%	15.84%
2019	0.00%	8,347	10.96	91,507	0.60%	9.63%	****
MFS(R) Variable Insurance Trust II - MFS International Intrinsic Value Portfolio: Initial Class (MVIVIC)
2020	0.00%	499,784	26.83	13,410,126	0.99%	20.52%
2019	0.00%	527,288	22.26	11,738,970	1.87%	25.94%
2018	0.00%	547,182	17.68	9,672,502	1.06%	-9.49%
2017	0.00%	668,907	19.53	13,063,849	1.51%	27.14%
2016	0.00%	568,320	15.36	8,729,796	1.36%	4.05%
MFS(R) Variable Insurance Trust II - MFS International Intrinsic Value Portfolio: Service Class (MVIVSC)
2020	0.00%	2,297	30.43	69,892	0.79%	20.21%
2019	0.00%	2,504	25.31	63,383	1.53%	25.65%
2018	0.00%	3,132	20.15	63,095	0.90%	-9.72%
2017	0.00%	3,961	22.31	88,389	1.40%	26.82%
2016	0.00%	5,461	17.60	96,091	1.13%	3.84%
MFS(R) Variable Insurance Trust - MFS Utilities Series: Initial Class (MVUIC)
2020	0.00%	16,785	13.69	229,795	2.75%	5.90%
2019	0.00%	7,164	12.93	95,948	4.71%	25.07%
2018	0.00%	2,623	10.34	27,112	0.56%	1.06%
2017	0.00%	879	10.23	8,990	0.00%	2.28%	****
Morgan Stanley Variable Insurance Fund, Inc. - Core Plus Fixed Income Portfolio: Class I (MSVFI)
2020	0.00%	7,906	19.85	156,913	2.67%	7.80%
2019	0.00%	8,997	18.41	165,647	3.83%	10.88%
2018	0.00%	6,374	16.60	105,839	2.85%	-0.65%
2017	0.00%	4,446	16.71	74,309	2.43%	6.24%
2016	0.00%	7,329	15.73	115,297	1.95%	6.11%
Nationwide Variable Insurance Trust - DoubleLine NVIT Total Return Tactical Fund: Class II (DTRTFB)
2020	0.00%	83,175	11.26	936,565	3.20%	3.74%
2019	0.00%	23,991	10.85	260,399	6.01%	6.59%
2018	0.00%	3,800	10.18	38,697	3.14%	1.83%	****

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Nationwide Variable Insurance Trust - BlackRock NVIT Equity Dividend Fund: Class I (EIF)
2020	0.00%	98,192	30.86	3,030,519	1.81%	3.63%
2019	0.00%	107,338	29.78	3,196,773	1.92%	27.31%
2018	0.00%	97,271	23.39	2,275,500	1.79%	-7.26%
2017	0.00%	105,078	25.22	2,650,441	3.18%	18.00%
2016	0.00%	92,314	21.38	1,973,374	2.77%	17.89%
Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I (GBF)
2020	0.00%	167,559	16.96	2,841,019	2.08%	6.08%
2019	0.00%	165,606	15.98	2,646,910	2.23%	6.27%
2018	0.00%	177,877	15.04	2,675,297	2.48%	-0.05%
2017	0.00%	152,353	15.05	2,292,512	2.20%	2.08%
2016	0.00%	147,227	14.74	2,170,150	2.04%	0.74%
Nationwide Variable Insurance Trust - NVIT Emerging Markets Fund: Class I (GEM)
2020	0.00%	1,195,307	14.35	17,155,779	1.95%	13.30%
2019	0.00%	1,329,176	12.67	16,839,969	2.56%	22.95%
2018	0.00%	1,289,238	10.30	13,283,956	0.75%	-17.42%
2017	0.00%	1,133,265	12.48	14,139,348	1.38%	41.50%
2016	0.00%	1,043,131	8.82	9,197,675	0.88%	7.72%
Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class I (GIG)
2020	0.00%	71,410	13.38	955,666	1.20%	7.95%
2019	0.00%	89,258	12.40	1,106,567	2.68%	19.12%
2018	0.00%	87,598	10.41	911,669	1.77%	-14.53%
2017	0.00%	149,566	12.18	1,821,242	2.00%	27.45%
2016	0.00%	83,394	9.55	796,753	2.22%	0.87%
Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II (GVAAA2)
2020	0.00%	1,654,942	26.94	44,586,334	1.51%	12.00%
2019	0.00%	1,536,896	24.06	36,970,582	1.64%	20.78%
2018	0.00%	1,418,731	19.92	28,255,902	1.21%	-4.98%
2017	0.00%	1,233,476	20.96	25,853,483	1.14%	15.79%
2016	0.00%	1,057,280	18.10	19,138,122	2.01%	9.00%
Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II (GVABD2)
2020	0.00%	52,616	16.42	864,150	2.06%	9.21%
2019	0.00%	50,549	15.04	760,222	1.85%	8.98%
2018	0.00%	49,583	13.80	684,231	2.32%	-1.07%
2017	0.00%	50,048	13.95	698,141	1.20%	3.21%
2016	0.00%	52,273	13.52	706,490	2.55%	2.65%
Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II (GVAGG2)
2020	0.00%	209,693	38.57	8,087,596	0.66%	29.93%
2019	0.00%	219,007	29.68	6,501,081	0.66%	34.78%
2018	0.00%	241,787	22.02	5,325,267	0.22%	-9.42%
2017	0.00%	263,536	24.32	6,408,030	0.71%	30.97%
2016	0.00%	208,017	18.57	3,862,128	1.57%	0.19%
Nationwide Variable Insurance Trust - American Funds NVIT Growth-Income Fund: Class II (GVAGI2)
2020	0.00%	110,692	28.37	3,139,935	1.71%	13.08%
2019	0.00%	113,766	25.09	2,853,899	1.32%	25.67%
2018	0.00%	121,671	19.96	2,428,810	1.02%	-2.18%
2017	0.00%	133,898	20.41	2,732,583	1.43%	21.93%
2016	0.00%	135,544	16.74	2,268,735	1.16%	11.09%
Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II (GVAGR2)
2020	0.00%	214,322	48.38	10,368,826	0.72%	51.49%
2019	0.00%	212,412	31.93	6,783,364	0.35%	30.29%
2018	0.00%	228,419	24.51	5,598,896	0.31%	-0.66%
2017	0.00%	242,400	24.67	5,980,829	0.31%	27.80%
2016	0.00%	246,101	19.31	4,751,440	0.23%	9.06%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II (GVDMA)
2020	0.00%	361,599	28.92	10,458,384	0.22%	12.33%
2019	0.00%	391,126	25.75	10,070,814	2.10%	21.83%
2018	0.00%	411,732	21.13	8,701,949	1.59%	-7.73%
2017	0.00%	447,296	22.90	10,245,130	1.65%	16.68%
2016	0.00%	470,203	19.63	9,230,378	1.69%	8.48%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II (GVDMC)
2020	0.00%	23,650	22.26	526,539	0.14%	8.55%
2019	0.00%	23,202	20.51	475,867	2.17%	13.48%
2018	0.00%	24,795	18.07	448,120	1.92%	-3.73%
2017	0.00%	27,336	18.77	513,194	1.80%	9.21%
2016	0.00%	30,967	17.19	532,329	1.76%	5.70%
Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class I (GVEX1)
2020	0.00%	3,142,627	27.24	85,589,789	2.02%	18.19%
2019	0.00%	2,901,805	23.04	66,883,939	2.30%	31.16%
2018	0.00%	2,403,505	17.57	42,227,489	1.94%	-4.62%
2017	0.00%	1,967,555	18.42	36,241,814	2.06%	21.53%
2016	0.00%	1,441,302	15.16	21,845,378	2.36%	11.66%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II (GVIDA)
2020	0.00%	75,104	30.51	2,291,119	0.23%	12.82%
2019	0.00%	89,242	27.04	2,413,141	2.00%	23.73%
2018	0.00%	97,090	21.85	2,121,814	1.46%	-8.85%
2017	0.00%	105,243	23.98	2,523,415	1.50%	18.43%
2016	0.00%	135,365	20.25	2,740,599	1.66%	9.47%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II (GVIDC)
2020	0.00%	30,767	18.81	578,796	0.09%	6.71%
2019	0.00%	39,187	17.63	690,808	2.02%	9.53%
2018	0.00%	46,726	16.09	752,021	1.96%	-1.80%
2017	0.00%	50,734	16.39	831,520	1.93%	5.68%
2016	0.00%	54,564	15.51	846,209	1.96%	4.26%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II (GVIDM)
2020	0.00%	228,957	25.55	5,850,225	0.13%	10.34%
2019	0.00%	193,679	23.16	4,484,889	2.17%	17.74%
2018	0.00%	210,606	19.67	4,141,891	1.80%	-5.68%
2017	0.00%	230,919	20.85	4,814,835	1.75%	12.93%
2016	0.00%	259,456	18.46	4,790,611	1.77%	7.14%
Nationwide Variable Insurance Trust - NVIT International Index Fund: Class II (GVIX2)
2020	0.00%	196,008	12.98	2,543,663	2.39%	7.34%
2019	0.00%	186,276	12.09	2,258,034	3.23%	21.42%
2018	0.00%	213,815	9.96	2,129,115	2.53%	-13.90%
2017	0.00%	207,275	11.57	2,397,164	2.60%	24.56%
2016	0.00%	216,128	9.29	2,006,753	2.58%	0.75%
Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I (HIBF)
2020	0.00%	133,968	25.53	3,420,646	5.19%	6.02%
2019	0.00%	152,708	24.08	3,677,898	5.84%	14.74%
2018	0.00%	147,397	20.99	3,093,937	6.07%	-3.00%
2017	0.00%	195,292	21.64	4,226,010	5.77%	6.76%
2016	0.00%	171,056	20.27	3,467,288	5.58%	14.16%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth Fund: Class I (IDPG)
2020	0.00%	245,033	14.24	3,489,339	0.13%	6.59%
2019	0.00%	202,056	13.36	2,924,029	2.52%	15.52%
2018	0.00%	189,780	11.56	2,194,781	2.13%	-5.82%
2017	0.00%	174,377	12.28	2,141,272	2.06%	17.23%
2016	0.00%	144,663	10.47	1,515,270	3.17%	7.23%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth & Income Fund: Class I (IDPGI)
2020	0.00%	97,014	13.45	1,305,219	0.13%	4.83%
2019	0.00%	86,514	12.83	1,110,344	2.57%	13.37%
2018	0.00%	78,654	11.32	890,411	2.37%	-5.38%
2017	0.00%	65,166	11.96	779,650	2.14%	14.30%
2016	0.00%	54,096	10.47	566,232	1.88%	5.94%
Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I (MCIF)
2020	0.00%	342,149	42.47	14,532,578	1.32%	13.11%
2019	0.00%	303,501	37.55	11,396,412	1.48%	25.65%
2018	0.00%	234,111	29.88	6,996,219	1.42%	-11.38%
2017	0.00%	205,096	33.72	6,916,462	0.96%	15.78%
2016	0.00%	238,161	29.13	6,936,976	1.55%	20.29%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Nationwide Variable Insurance Trust - Amundi NVIT Multi Sector Bond Fund: Class I (MSBF)
2020	0.00%	91,296	19.33	1,764,781	3.89%	4.06%
2019	0.00%	86,873	18.58	1,613,763	4.76%	9.17%
2018	0.00%	104,035	17.02	1,770,268	2.87%	-2.34%
2017	0.00%	96,435	17.42	1,680,346	5.19%	6.33%
2016	0.00%	72,441	16.39	1,187,102	3.15%	8.65%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth Fund: Class I (NCPG)
2020	0.00%	336,134	13.99	4,702,207	0.83%	7.53%
2019	0.00%	293,504	13.01	3,818,182	2.89%	15.59%
2018	0.00%	264,968	11.25	2,981,934	2.31%	-6.79%
2017	0.00%	232,898	12.07	2,811,827	1.89%	17.98%
2016	0.00%	203,424	10.23	2,081,736	2.75%	6.40%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Managed Growth & Income Fund: Class I (NCPGI)
2020	0.00%	216,685	13.27	2,875,186	0.67%	5.32%
2019	0.00%	203,946	12.60	2,569,413	2.82%	14.05%
2018	0.00%	186,000	11.05	2,054,626	2.47%	-6.81%
2017	0.00%	163,455	11.85	1,937,527	2.20%	14.96%
2016	0.00%	126,505	10.31	1,304,393	2.95%	5.74%
Nationwide Variable Insurance Trust - NVIT J.P. Morgan Mozaic(SM) Multi-Asset Fund: Class Y (NJMMAY)
2020	0.00%	977	10.56	10,314	0.00%	5.57%	****
Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class I (NVAMV1)
2020	0.00%	135,287	35.92	4,859,856	1.65%	1.49%
2019	0.00%	151,779	35.39	5,372,056	2.78%	26.95%
2018	0.00%	150,919	27.88	4,207,566	1.43%	-9.35%
2017	0.00%	155,133	30.75	4,771,052	1.55%	8.67%
2016	0.00%	178,666	28.30	5,056,184	3.04%	20.44%
Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Equity Income: Class X (NVAMVX)
2020	0.00%	144,450	11.86	1,712,478	1.46%	18.55%	****
Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class I (NVBX)
2020	0.00%	235,324	12.57	2,957,036	3.21%	7.20%
2019	0.00%	116,588	11.72	1,366,676	2.82%	8.40%
2018	0.00%	89,417	10.81	966,978	2.81%	-0.36%
2017	0.00%	98,220	10.85	1,066,059	2.34%	3.12%
2016	0.00%	91,898	10.53	967,257	2.94%	2.26%
Nationwide Variable Insurance Trust - NVIT Core Bond Fund: Class I (NVCBD1)
2020	0.00%	169,673	17.38	2,948,321	2.66%	7.01%
2019	0.00%	157,080	16.24	2,915,896	3.59%	8.94%
2018	0.00%	103,913	14.91	1,548,824	3.17%	-0.42%
2017	0.00%	119,614	14.97	1,790,352	3.22%	4.40%
2016	0.00%	103,663	14.34	1,486,258	3.16%	5.35%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Capital Appreciation Fund: Class I (NVCCA1)
2020	0.00%	1,239,188	21.55	26,704,335	1.00%	11.67%
2019	0.00%	1,186,568	19.30	22,897,883	3.03%	20.22%
2018	0.00%	1,133,838	16.05	18,200,776	2.26%	-8.04%
2017	0.00%	1,034,503	17.46	18,058,755	1.81%	16.01%
2016	0.00%	979,464	15.05	14,738,254	3.12%	7.32%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Conservative Fund: Class I (NVCCN1)
2020	0.00%	177,090	16.90	2,992,702	0.26%	7.69%
2019	0.00%	162,132	15.69	2,544,248	2.52%	10.77%
2018	0.00%	181,839	14.17	2,575,995	2.38%	-2.51%
2017	0.00%	182,957	14.53	2,658,487	2.34%	6.35%
2016	0.00%	161,280	13.66	2,203,495	2.79%	4.81%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Aggressive Fund: Class I (NVCMA1)
2020	0.00%	2,722,032	22.06	60,047,569	1.11%	12.36%
2019	0.00%	2,629,065	19.63	51,617,248	3.08%	22.32%
2018	0.00%	2,425,916	16.05	38,937,211	2.20%	-9.39%
2017	0.00%	2,278,189	17.71	40,354,708	1.70%	18.16%
2016	0.00%	2,085,093	14.99	31,259,047	2.92%	7.69%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderately Conservative Fund: Class I (NVCMC1)
2020	0.00%	195,949	18.86	3,696,534	0.58%	9.15%
2019	0.00%	174,962	17.28	3,023,873	2.63%	14.28%
2018	0.00%	195,468	15.12	2,956,233	2.39%	-4.68%
2017	0.00%	187,744	15.87	2,978,697	2.07%	10.08%
2016	0.00%	175,794	14.41	2,533,771	3.04%	5.99%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Moderate Fund: Class I (NVCMD1)
2020	0.00%	1,570,479	20.68	32,476,012	0.85%	10.77%
2019	0.00%	1,610,007	18.67	30,056,449	2.88%	18.32%
2018	0.00%	1,657,097	15.78	26,145,551	2.37%	-7.07%
2017	0.00%	1,469,871	16.98	24,954,638	1.99%	14.05%
2016	0.00%	1,390,277	14.89	20,694,811	3.01%	6.82%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Aggressive Fund: Class I (NVCRA1)
2020	0.00%	1,254,616	22.52	28,259,158	1.18%	12.74%
2019	0.00%	1,149,856	19.98	22,972,928	3.02%	24.15%
2018	0.00%	1,054,499	16.09	16,970,153	2.04%	-10.72%
2017	0.00%	947,933	18.03	17,087,241	1.48%	19.99%
2016	0.00%	803,158	15.02	12,065,363	2.62%	8.33%
Nationwide Variable Insurance Trust - NVIT Blueprint(SM) Balanced Fund: Class I (NVCRB1)
2020	0.00%	614,495	19.69	12,102,182	0.70%	9.71%
2019	0.00%	587,828	17.95	10,552,215	2.79%	16.29%
2018	0.00%	591,006	15.44	9,122,753	2.39%	-6.04%
2017	0.00%	563,787	16.43	9,262,386	1.80%	12.01%
2016	0.00%	505,285	14.67	7,411,332	2.98%	6.28%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II (NVDBL2)
2020	0.00%	24,989	23.69	592,088	0.13%	9.41%
2019	0.00%	29,042	21.66	628,960	2.23%	15.34%
2018	0.00%	31,906	18.78	599,081	1.87%	-4.85%
2017	0.00%	37,766	19.73	745,248	1.79%	11.13%
2016	0.00%	41,057	17.76	729,047	1.86%	6.30%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class P (NVDBLP)
2020	0.00%	616,772	17.53	10,812,851	0.13%	9.50%
2019	0.00%	558,469	16.01	8,942,067	2.66%	15.51%
2018	0.00%	506,226	13.86	7,016,543	2.25%	-4.63%
2017	0.00%	447,671	14.53	6,506,186	2.13%	11.27%
2016	0.00%	395,296	13.06	5,163,213	2.36%	6.42%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II (NVDCA2)
2020	0.00%	2,214	29.45	65,197	0.23%	11.62%
2019	0.00%	41,666	26.38	1,099,240	2.12%	19.94%
2018	0.00%	44,101	22.00	970,052	1.63%	-6.47%
2017	0.00%	49,953	23.52	1,174,781	1.54%	14.81%
2016	0.00%	78,174	20.48	1,601,351	1.56%	7.74%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class P (NVDCAP)
2020	0.00%	634,295	20.38	12,926,298	0.18%	11.80%
2019	0.00%	558,282	18.23	10,176,078	2.46%	20.11%
2018	0.00%	522,057	15.18	7,922,477	2.13%	-6.36%
2017	0.00%	441,936	16.21	7,162,255	2.04%	15.00%
2016	0.00%	381,863	14.09	5,381,693	2.20%	7.95%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class P (NVDMAP)
2020	0.00%	4,066,375	21.53	87,561,895	0.23%	12.53%
2019	0.00%	3,850,703	19.14	73,685,339	2.41%	22.04%
2018	0.00%	3,598,467	15.68	56,423,189	1.96%	-7.61%
2017	0.00%	3,183,912	16.97	54,034,626	2.01%	16.83%
2016	0.00%	2,726,362	14.53	39,604,628	2.23%	8.64%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class P (NVDMCP)
2020	0.00%	142,654	16.48	2,351,158	0.14%	8.71%
2019	0.00%	125,582	15.16	1,903,911	2.50%	13.67%
2018	0.00%	120,199	13.34	1,603,212	2.25%	-3.58%
2017	0.00%	114,655	13.83	1,586,017	2.02%	9.33%
2016	0.00%	121,562	12.65	1,538,025	2.57%	5.83%
Nationwide Variable Insurance Trust - NVIT iShares Fixed Income ETF Fund: Class II (NVFIII)
2020	0.00%	20,394	11.32	230,825	1.99%	7.12%
2019	0.00%	887	10.57	9,372	1.23%	5.66%	****
Nationwide Variable Insurance Trust - NVIT iShares Global Equity ETF Fund: Class II (NVGEII)
2020	0.00%	8,337	12.58	104,897	2.57%	15.76%
2019	0.00%	3,329	10.87	36,183	0.71%	8.69%	****
Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class P (NVIDAP)
2020	0.00%	1,369,478	23.13	31,671,011	0.23%	13.00%
2019	0.00%	1,242,457	20.47	25,427,376	2.39%	23.80%
2018	0.00%	1,112,535	16.53	18,391,530	1.74%	-8.66%
2017	0.00%	993,697	18.10	17,983,506	1.99%	18.65%
2016	0.00%	790,126	15.25	12,051,462	2.05%	9.52%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class P (NVIDCP)
2020	0.00%	289,540	14.30	4,140,612	0.10%	6.95%
2019	0.00%	291,913	13.37	3,903,266	2.48%	9.65%
2018	0.00%	276,109	12.20	3,367,180	2.43%	-1.62%
2017	0.00%	222,635	12.40	2,759,893	2.28%	5.89%
2016	0.00%	195,147	11.71	2,284,500	2.28%	4.35%
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class P (NVIDMP)
2020	0.00%	1,381,747	19.00	26,247,922	0.14%	10.59%
2019	0.00%	1,316,959	17.18	22,621,887	2.49%	17.83%
2018	0.00%	1,278,961	14.58	18,645,343	2.10%	-5.53%
2017	0.00%	1,222,504	15.43	18,864,904	2.02%	13.16%
2016	0.00%	1,171,083	13.64	15,970,017	2.46%	7.28%
Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class II (NVIE6)
2020	0.00%	7,126	13.17	93,834	0.95%	7.69%
2019	0.00%	8,172	12.23	99,928	2.19%	18.91%
2018	0.00%	11,571	10.28	118,987	1.77%	-14.80%
2017	0.00%	12,916	12.07	155,893	1.49%	27.07%
2016	0.00%	14,701	9.50	139,634	1.87%	0.63%
Nationwide Variable Insurance Trust - NVIT International Index Fund: Class I (NVIX)
2020	0.00%	447,793	12.96	5,803,291	2.56%	7.53%
2019	0.00%	443,992	12.05	5,351,539	3.91%	21.77%
2018	0.00%	331,043	9.90	3,276,416	2.81%	-13.81%
2017	0.00%	311,145	11.48	3,572,837	4.26%	24.88%
2016	0.00%	125,767	9.19	1,156,402	3.31%	0.92%
Nationwide Variable Insurance Trust - NVIT Core Plus Bond Fund: Class I (NVLCP1)
2020	0.00%	319,789	18.90	6,042,951	3.38%	9.31%
2019	0.00%	256,283	17.29	4,430,571	3.28%	9.89%
2018	0.00%	237,517	15.73	3,736,763	2.66%	-1.20%
2017	0.00%	241,818	15.92	3,850,792	2.88%	3.94%
2016	0.00%	192,140	15.32	2,943,667	3.20%	3.70%
Nationwide Variable Insurance Trust - NVIT AllianzGI International Growth Fund: Class I (NVMIG1)
2020	0.00%	164,677	20.16	3,319,309	0.98%	51.04%
2019	0.00%	146,825	13.35	1,959,785	1.23%	33.15%
2018	0.00%	159,346	10.02	1,597,400	1.08%	-16.46%
2017	0.00%	162,497	12.00	1,949,871	1.22%	25.77%
2016	0.00%	173,313	9.54	1,653,516	1.51%	-2.12%
Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class X (NVMIVX)
2020	0.00%	304,787	11.78	3,590,951	0.00%	17.82%	****
Nationwide Variable Insurance Trust - NVIT Jacobs Levy Large Cap Growth Fund: Class I (NVMLG1)
2020	0.00%	129,161	36.33	4,692,161	0.00%	30.09%
2019	0.00%	154,415	27.93	4,312,042	4.13%	30.53%
2018	0.00%	162,755	21.39	3,481,926	0.31%	-3.08%
2017	0.00%	169,828	22.07	3,748,564	0.37%	30.20%
2016	0.00%	167,874	16.95	2,845,895	0.88%	2.19%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Nationwide Variable Insurance Trust - NVIT Wells Fargo Discovery Fund: Class I (NVMMG1)
2020	0.00%	245,793	44.97	11,052,825	0.00%	60.90%
2019	0.00%	322,805	27.95	9,021,804	0.00%	37.25%
2018	0.00%	307,725	20.36	6,266,012	0.00%	-6.85%
2017	0.00%	290,871	21.86	6,358,398	0.00%	27.74%
2016	0.00%	193,743	17.11	3,315,561	0.00%	6.47%
Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I (NVMMV1)
2020	0.00%	223,756	23.49	5,255,106	2.32%	-1.07%
2019	0.00%	203,993	23.74	4,842,836	2.42%	23.97%
2018	0.00%	198,222	19.15	3,795,916	1.09%	-13.12%
2017	0.00%	252,510	22.04	5,565,449	1.24%	13.95%
2016	0.00%	260,205	19.34	5,033,056	2.40%	17.72%
Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class II (NVMMV2)
2020	0.00%	17,056	26.31	448,686	2.12%	-1.14%
2019	0.00%	17,474	26.61	465,003	2.27%	23.85%
2018	0.00%	17,653	21.49	379,316	1.04%	-13.15%
2017	0.00%	19,673	24.74	486,749	1.13%	13.84%
2016	0.00%	20,833	21.73	452,792	1.31%	17.59%
Nationwide Variable Insurance Trust - Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I (NVNMO1)
2020	0.00%	32,197	28.22	908,486	0.42%	13.55%
2019	0.00%	39,806	24.85	989,156	0.66%	28.07%
2018	0.00%	39,977	19.40	775,665	0.52%	-4.76%
2017	0.00%	46,411	20.37	945,558	0.55%	24.85%
2016	0.00%	43,345	16.32	707,304	0.82%	13.60%
Nationwide Variable Insurance Trust - NVIT Newton Sustainable U.S. Equity Fund: Class II (NVNSR2)
2020	0.00%	56,713	28.84	1,635,738	0.74%	13.34%
2019	0.00%	64,931	25.45	1,652,377	0.75%	26.05%
2018	0.00%	66,465	20.19	1,341,903	0.52%	-5.87%
2017	0.00%	84,774	21.45	1,818,373	0.57%	18.36%
2016	0.00%	79,412	18.12	1,439,102	0.76%	10.11%
Nationwide Variable Insurance Trust - NVIT Mellon Dynamic U.S. Core Fund: Class I (NVOLG1)
2020	0.00%	276,426	54.92	15,182,690	1.35%	18.90%
2019	0.00%	287,474	46.19	13,279,857	1.63%	37.62%
2018	0.00%	329,377	33.57	11,056,606	0.84%	-1.27%
2017	0.00%	333,398	34.00	11,335,816	0.50%	27.31%
2016	0.00%	334,704	26.71	8,938,897	0.84%	3.63%
Nationwide Variable Insurance Trust - NVIT Real Estate Fund: Class I (NVRE1)
2020	0.00%	739,684	20.25	14,977,502	1.56%	-5.39%
2019	0.00%	726,848	21.40	15,550,087	1.68%	30.70%
2018	0.00%	785,456	16.37	12,860,983	1.87%	-3.92%
2017	0.00%	808,062	17.04	13,771,204	2.35%	6.50%
2016	0.00%	717,274	16.00	11,478,301	2.30%	7.35%
Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class II (NVSIX2)
2020	0.00%	553,080	23.00	12,723,308	0.95%	19.32%
2019	0.00%	517,713	19.28	9,993,389	1.03%	24.96%
2018	0.00%	429,321	15.43	6,623,998	1.18%	-11.34%
2017	0.00%	464,059	17.40	8,075,992	0.98%	14.18%
2016	0.00%	366,620	15.24	5,587,881	1.46%	20.87%
Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class I (NVSTB1)
2020	0.00%	249,835	11.72	2,927,779	2.20%	3.20%
2019	0.00%	177,815	11.36	2,019,118	2.84%	4.33%
2018	0.00%	153,885	10.88	1,674,830	3.37%	0.98%
2017	0.00%	38,810	10.78	418,292	2.25%	1.95%
2016	0.00%	30,787	10.57	325,470	2.32%	2.74%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class II (NVSTB2)
2020	0.00%	3,936	12.88	50,713	1.61%	2.83%
2019	0.00%	4,143	12.53	51,910	2.01%	4.09%
2018	0.00%	4,985	12.04	60,007	2.16%	0.82%
2017	0.00%	5,182	11.94	61,871	1.65%	1.58%
2016	0.00%	5,333	11.75	62,684	1.55%	2.49%
Nationwide Variable Insurance Trust - NVIT Columbia Overseas Value Fund: Class I (NVTIV3)
2020	0.00%	33,779	19.04	643,287	1.49%	5.18%
2019	0.00%	51,404	18.11	930,731	2.52%	12.49%
2018	0.00%	48,780	16.10	785,179	1.82%	-15.69%
2017	0.00%	56,049	19.09	1,070,061	2.08%	22.72%
2016	0.00%	56,090	15.56	872,615	2.19%	1.12%
Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class I (SAM)
2020	0.00%	109,871	11.93	1,310,647	0.24%	0.24%
2019	0.00%	107,268	11.90	1,276,488	1.80%	1.78%
2018	0.00%	134,363	11.69	1,570,934	1.36%	1.39%
2017	0.00%	160,646	11.53	1,852,465	-0.01%	0.42%
2016	0.00%	173,869	11.48	1,996,529	0.00%	0.01%
Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class V (SAM5)
2020	0.00%	2,066,859	10.41	21,513,526	0.20%	0.26%
2019	0.00%	1,290,070	10.38	13,393,382	1.84%	1.83%
2018	0.00%	1,813,387	10.20	18,487,651	1.41%	1.44%
2017	0.00%	1,649,553	10.05	16,578,395	0.47%	0.47%
2016	0.00%	2,053,326	10.00	20,539,590	0.03%	0.03%
Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class I (SCF)
2020	0.00%	67,216	39.32	2,642,718	0.02%	22.69%
2019	0.00%	70,142	32.05	2,247,770	0.07%	25.65%
2018	0.00%	82,213	25.50	2,096,811	0.01%	-12.63%
2017	0.00%	82,002	29.19	2,393,852	0.00%	13.49%
2016	0.00%	79,583	25.72	2,047,136	0.36%	22.83%
Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I (SCGF)
2020	0.00%	178,877	43.72	7,819,845	0.00%	40.89%
2019	0.00%	163,047	31.03	5,059,238	0.00%	35.71%
2018	0.00%	99,789	22.86	2,281,584	0.00%	-7.94%
2017	0.00%	161,709	24.84	4,016,173	0.00%	24.92%
2016	0.00%	70,801	19.88	1,407,571	0.00%	8.30%
Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class I (SCVF)
2020	0.00%	104,150	29.45	3,067,543	0.08%	5.15%
2019	0.00%	104,240	28.01	2,919,767	1.12%	19.00%
2018	0.00%	98,918	23.54	2,328,309	0.73%	-16.95%
2017	0.00%	91,066	28.34	2,581,040	0.41%	9.06%
2016	0.00%	134,561	25.99	3,496,880	0.91%	25.93%
Nationwide Variable Insurance Trust - NVIT AQR Large Cap Defensive Style Fund: Class I (TRF)
2020	0.00%	230,533	36.44	8,399,758	1.15%	10.35%
2019	0.00%	250,724	33.02	8,278,253	1.26%	29.31%
2018	0.00%	218,466	25.53	5,578,363	1.24%	0.00%
2017	0.00%	149,467	25.53	3,816,621	1.31%	20.52%
2016	0.00%	58,688	21.19	1,243,413	1.90%	11.39%
Neuberger Berman Advisers Management Trust - Mid-Cap Growth Portfolio: S Class Shares (AMMCGS)
2020	0.00%	3,389	21.54	73,005	0.00%	39.71%
2019	0.00%	2,381	15.42	36,713	0.00%	32.48%
2018	0.00%	2,556	11.64	29,748	0.00%	-6.56%
2017	0.00%	2,482	12.46	30,914	0.00%	24.56%
2016	0.00%	2,297	10.00	22,968	0.00%	4.16%
Neuberger Berman Advisers Management Trust - Sustainable Equity Portfolio: Class I Shares (AMSRS)
2020	0.00%	3,530	39.71	140,192	0.60%	19.56%
2019	0.00%	4,055	33.22	134,693	0.42%	25.88%
2018	0.00%	4,417	26.39	116,549	0.48%	-5.73%
2017	0.00%	4,834	27.99	135,299	0.50%	18.43%
2016	0.00%	5,657	23.63	133,696	0.70%	9.86%

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Neuberger Berman Advisers Management Trust - Short Duration Bond Portfolio: I Class Shares (AMTB)
2020	0.00%	46,671	13.48	629,112	2.39%	3.46%
2019	0.00%	43,846	13.03	571,278	1.98%	3.69%
2018	0.00%	45,141	12.57	567,238	1.56%	1.02%
2017	0.00%	48,450	12.44	602,666	1.44%	0.89%
2016	0.00%	47,033	12.33	579,872	1.24%	1.22%
Northern Lights Variable Trust - TOPS Managed Risk Balanced ETF Portfolio: Class 3 (NOTB3)
2020	0.00%	167,878	13.51	2,268,613	2.13%	5.66%
2019	0.00%	172,739	12.79	2,209,203	2.14%	14.48%
2018	0.00%	173,746	11.17	1,940,985	1.65%	-6.15%
2017	0.00%	158,248	11.90	1,883,707	1.50%	10.58%
2016	0.00%	145,440	10.76	1,565,545	1.38%	6.02%
Northern Lights Variable Trust - TOPS Managed Risk Growth ETF Portfolio: Class 3 (NOTG3)
2020	0.00%	298,617	13.93	4,158,750	2.06%	5.18%
2019	0.00%	290,369	13.24	3,844,781	1.87%	16.93%
2018	0.00%	281,468	11.32	3,187,188	1.51%	-8.84%
2017	0.00%	247,982	12.42	3,080,200	1.58%	17.45%
2016	0.00%	195,061	10.58	2,062,864	1.70%	5.51%
Northern Lights Variable Trust - TOPS Managed Risk Moderate Growth ETF Portfolio: Class 3 (NOTMG3)
2020	0.00%	196,859	14.10	2,776,214	2.19%	5.90%
2019	0.00%	198,876	13.32	2,648,424	2.11%	16.16%
2018	0.00%	192,819	11.46	2,210,476	1.59%	-7.38%
2017	0.00%	177,464	12.38	2,196,461	1.59%	13.83%
2016	0.00%	166,044	10.87	1,805,368	1.61%	6.14%
PIMCO Variable Insurance Trust - All Asset Portfolio: Administrative Class (PMVAAA)
2020	0.00%	44,303	14.41	638,454	5.04%	8.01%
2019	0.00%	42,449	13.34	566,357	3.02%	11.90%
2018	0.00%	49,023	11.92	584,534	3.11%	-5.41%
2017	0.00%	52,311	12.61	659,392	4.71%	13.54%
2016	0.00%	54,627	11.10	606,461	2.72%	12.93%
PIMCO Variable Insurance Trust - International Bond Portfolio (unhedged): Administrative Class (PMVFBA)
2020	0.00%	91,746	15.59	1,430,110	5.00%	10.77%
2019	0.00%	90,601	14.07	1,274,925	2.02%	7.02%
2018	0.00%	109,619	13.15	1,441,304	6.04%	-3.98%
2017	0.00%	63,546	13.69	870,114	1.68%	10.85%
2016	0.00%	59,943	12.35	740,475	1.21%	3.01%
PIMCO Variable Insurance Trust - Low Duration Portfolio: Administrative Class (PMVLDA)
2020	0.00%	349,835	13.89	4,860,822	1.21%	2.99%
2019	0.00%	354,402	13.49	4,784,042	2.79%	4.03%
2018	0.00%	381,871	12.97	4,952,360	1.96%	0.34%
2017	0.00%	320,821	12.93	4,146,637	1.34%	1.35%
2016	0.00%	299,290	12.75	3,816,695	1.49%	1.41%
PIMCO Variable Insurance Trust - CommodityRealReturn(R) Strategy Portfolio: Administrative Class (PMVRSA)
2020	0.00%	646,652	6.30	4,072,362	6.45%	1.35%
2019	0.00%	621,452	6.21	3,861,733	4.54%	11.43%
2018	0.00%	518,063	5.58	2,888,830	2.09%	-14.13%
2017	0.00%	422,955	6.49	2,746,634	10.83%	2.15%
2016	0.00%	273,721	6.36	1,740,064	1.18%	15.16%
PIMCO Variable Insurance Trust - Total Return Portfolio: Administrative Class (PMVTRA)
2020	0.00%	711,898	14.35	10,215,419	2.10%	8.64%
2019	0.00%	656,729	13.21	8,674,409	2.99%	8.35%
2018	0.00%	578,659	12.19	7,053,872	2.55%	-0.54%
2017	0.00%	627,442	12.26	7,689,732	2.02%	4.92%
2016	0.00%	505,653	11.68	5,906,439	2.07%	2.69%
Putnam Variable Trust - Putnam VT Equity Income Fund: Class IA (PVEIIA)
2020	0.00%	90,035	14.03	1,263,227	1.57%	6.06%
2019	0.00%	51,816	13.23	685,481	1.69%	30.73%
2018	0.00%	21,350	10.12	216,047	0.05%	-8.27%
2017	0.00%	61	11.03	673	0.00%	10.32%	****

NATIONWIDE VL SEPARATE ACCOUNT-G NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2020

	Contract Expense Rate*	Units	Unit Fair Value	Contact Owners’ Equity	Investment Income Ratio**	Total Return***
Putnam Variable Trust - Putnam VT International Value Fund: Class IA (PVIVIA)
2020	0.00%	6,990	11.10	77,600	2.86%	4.23%
2019	0.00%	7,255	10.65	77,274	2.13%	20.44%
2018	0.00%	3,606	8.84	31,889	0.43%	-17.38%
2017	0.00%	252	10.70	2,697	0.00%	7.03%	****
T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio: II (TRHS2)
2020	0.00%	17,564	65.13	1,143,882	0.00%	29.27%
2019	0.00%	29,567	50.38	1,489,616	0.00%	28.63%
2018	0.00%	34,267	39.17	1,342,151	0.00%	0.86%
2017	0.00%	42,132	38.83	1,636,163	0.00%	27.31%
2016	0.00%	36,976	30.50	1,127,938	0.00%	-10.72%
T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio (TRHSP)
2020	0.00%	764,571	47.51	36,324,907	0.00%	29.62%
2019	0.00%	652,808	36.65	23,939,178	0.00%	28.95%
2018	0.00%	569,300	28.43	16,182,809	0.00%	1.11%
2017	0.00%	482,396	28.11	13,562,105	0.00%	27.58%
2016	0.00%	459,805	22.04	10,132,190	0.00%	-10.48%
VanEck VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)
2020	0.00%	334,958	7.89	2,643,366	1.02%	19.11%
2019	0.00%	337,411	6.63	2,235,483	0.00%	11.87%
2018	0.00%	338,228	5.92	2,003,153	0.00%	-28.28%
2017	0.00%	318,061	8.26	2,626,353	0.00%	-1.70%
2016	0.00%	328,844	8.40	2,762,306	0.36%	43.71%
Virtus Variable Insurance Trust - Virtus Duff & Phelps Real Estate Securities Series: Class I (VRVDRI)
2020	0.00%	10,914	10.76	117,426	1.72%	-1.33%
2019	0.00%	5,252	10.90	57,269	4.80%	9.04%	****
Wells Fargo Variable Trust - VT Small Cap Growth Fund: Class 2 (WFVSCG)
2020	0.00%	34,815	66.72	2,322,861	0.00%	57.78%
2019	0.00%	51,690	42.29	2,185,764	0.00%	24.83%
2018	0.00%	52,819	33.88	1,789,245	0.00%	1.31%
2017	0.00%	49,488	33.44	1,654,734	0.00%	25.86%
2016	0.00%	37,321	26.57	991,523	0.00%	7.75%

*

This represents the annual contract expense rate of the variable account at the period end indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to policyholder accounts through the surrender of units.

**

This represents the ratio of dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by monthly average net assets (excluding months where net assets are zero). The investment income ratio for subaccounts initially funded during the period presented has not been annualized. The ratios exclude those expenses that result in direct reductions to the policyholder accounts through reductions in unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

***

This represents the total return for the period. The total returns do not include any expenses assessed through the surrender of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return is not annualized if the underlying mutual fund option was initially added and funded during the period presented.

****	Subaccounts denoted indicate the underlying mutual fund option was initially added and funded during the period presented.

PART C. OTHER INFORMATION
Item 30. Exhibits
a)	Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant – Filed previously with registration statement (333-121878) on January 6, 2005, as document "item26a.txt," and hereby incorporated by reference.
b)	Not Applicable.
c)	Underwriting or Distribution contracts between the Depositor and Principal Underwriter – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item26c.txt," and hereby incorporated by reference.
d)	Contract – Attached hereto.
1)	Accelerated Death Benefit for Chronic Illness Rider – Filed previously with registration statement (333-215169) on April 29, 2021 as document "d36978dex99d1.htm" and hereby incorporated by reference.
2)	Accelerated Death Benefit for Critical Illness Rider – Filed previously with registration statement (333-215169) on April 29, 2021 as document "d36978dex99d2.htm" and hereby incorporated by reference.
3)	Accelerated Death Benefit for Terminal Illness Rider – Filed previously with registration statement (333-215169) on April 10, 2017 as document "d364296dex99d.htm" and hereby incorporated by reference.
4)	Long-Term Care Rider – Filed previously with registration statement (333-215169) on April 10, 2017 as document "d364296dex99d.htm" and hereby incorporated by reference.
5)	Overloan Lapse Protection Rider II – Filed previously with registration statement (333-215169) on April 29, 2021 as document "d36978dex99d3.htm" and hereby incorporated by reference.
e)	Applications – Attached hereto.
f)	Depositor's Certificate of Incorporation and By-Laws –
1)	Amended Articles of Incorporation for Nationwide Life and Annuity Insurance Company. Filed previously with initial registration statement (333-164123) on January 4, 2010 as document "exhibitf1.htm" and hereby incorporated by reference.
2)	Amended and Restated Code of Regulations of Nationwide Life and Annuity Insurance Company. Filed previously with initial registration statement (333-164123) on January 4, 2010 as document "exhibitf2.htm" and hereby incorporated by reference.
3)	Articles of Merger of Nationwide Life and Annuity Company of America with and into Nationwide Life and Annuity Insurance Company, effective December 31, 2009. Filed previously with initial registration statement (333-164123) on January 4, 2010 as document "exhibitf3.htm" and hereby incorporated by reference.
g)	Reinsurance Agreements –
1)	Automatic Self Administered YRT Reinsurance Agreement with Swiss Re Life & Health America, Inc. dated July 27, 2008, previously filed on April 26, 2011 with registration statement (333-149213), as Exhibit (g)(1) and herby incorporated by reference.
2)	Automatic Self Administered YRT Reinsurance Agreement with Swiss Re Life & Health America, Inc. dated June 1, 2006, previously filed on April 26, 2011 with registration statement (333-149213), as Exhibit (g)(2) and herby incorporated by reference.
3)	Automatic/Facultative YRT Reinsurance Agreement with RGA Reinsurance Company dated October 1, 2006, previously filed on April 12, 2011 with registration statement (333-149295), as Exhibit (g)(1) and hereby incorporated by reference.
4)	Automatic and Facultative Yearly Renewable Term Reinsurance Agreement with General & Cologne Life Re of America dated October 21, 2003, previously filed on April 12, 2011 with registration statement (333-149295), as Exhibit (g)(3) and herby incorporated by reference.
5)	Reinsurance Agreement with Hannover Life Reassurance Company of America dated October 1, 2008, previously filed on April 12, 2011 with registration statement (333-149295), as Exhibit (g)(5) and herby incorporated by reference.

h)	Form of Participation Agreements –
The following fund participation agreements were previously filed and are hereby incorporated by reference.
1)	Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document aimfpa99h1.htm
2)	Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc. dated June 1, 2003 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document alliancebernsteinfpa.htm
3)	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc., as amended, dated September 15, 2004 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document amcentfpa99h2.htm
4)	Fund Participation Agreement with American Funds Insurance Series and Capital Research and Management Company. dated July 20, 2005 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document americanfundsfpa.htm
5)	Fund Participation Agreement with BlackRock (formerly FAM Distributors, Inc. and FAM Variable Series Funds, Inc.), as amended, dated April 13, 2004 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document blackrockfpa.htm
6)	Fund Participation Agreement with Delaware Management Company and Delaware Distributors, L.P., as amended, dated February 5, 2008 with the registration statement under 333-43671, post-effective amendment number 43 filed on April 12, 2011 as document delawarefpa.htm
7)	Fund Participation Agreement with DFA Investment Dimensions Group Inc.; Dimensional Fund Advisors LP; and DFA Securities LLC. dated February 8, 2012 with the registration statement under 333-149213, post-effective amendment number 7 filed on April 11, 2012 as document dfafpa.htm
8)	Restated and Amended Fund Participation Agreement with The Dreyfus Corporation, as amended, dated January 27, 2000 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document dreyfusfpa99h3.htm
9)	Fund Participation Agreement with DWS Variable Series I and DWS Variable Series II (formerly Scudder Variable Series I, Scudder Variable Series II), Deutsche Investment Management Americas, Inc. and DWS Investments Distributors, Inc. (formerly DWS Scudder Distributors, Inc.) dated July 1, 2004 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document dwsfpa.htm
10)	Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp., as amended, dated April 1, 2006 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fedfpa99h4.htm
11)	Fund Participation Agreement with Fidelity Variable Insurance Products Fund, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V. dated May 1, 1988 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fidifpa99h5.htm
12)	Fund Participation Agreement with Fidelity Variable Insurance Products Fund II dated, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V. dated July 15, 1989 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fidiifpa99h6.htm
13)	Fund Participation Agreement with Fidelity Variable Insurance Products Fund III dated, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V. dated November 22, 1994 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fidiiifpa99h7.htm

14)	Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc., as amended, dated May 1, 2003 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document frankfpa99h8.htm
15)	Fund Participation Agreement with Goldman Sachs Variable Insurance Trust, and Goldman Sachs & Co. dated December 22, 1998 with the registration statement under 333-43671, post-effective amendment number 43 filed on April 12, 2011 as document goldmansachsfpa.htm
16)	Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series dated December 31, 1999 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document janusfpa99h9a.htm
17)	Fund Participation Agreement with Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, as amended, dated December 31, 2002 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document lordabbettfpa.htm
18)	Fund Participation Agreement with M Fund, Inc. and M Financial Investment Advisers, Inc. dated May 1, 2007 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document mfundfpa99h10.htm
19)	Participation Agreement Among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, Nationwide Financial Services, Inc., and MFS Fund Distributors, Inc., dated May 2, 2011 with the registration statement under 333-227783, post-effective amendment number 3 filed on September 9, 2019 as document d737458dex9924b24.htm
20)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2007 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document nwfpa99h12b.htm
21)	Fund Participation Agreement with Neuberger Berman Management Inc. dated January 1, 2006 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document neuberfpa99h13.htm
22)	Fund Participation Agreement with Northern Lights Variable Trust and Northern Lights Distributors, LLC. dated February 8, 2012 with the registration statement under 333-62692, post-effective amendment number 28 filed on June 11, 2012 as document northernlightsfpa.htm
23)	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document oppenfpa99h14.htm
24)	Fund Participation Agreement with PIMCO Variable Insurance Trust and PIMCO Funds Distributors, LLC, as amended, dated March 28, 2002 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document pimcofpa.htm
25)	Fund Participation Agreement with Rydex Variable Trust & Rydex Distributors, Inc. dated September 10, 2001 with the registration statement under 333-62692, post-effective amendment number 20 filed on April 18, 2008 as document rydexfundpartagreement.htm
26)	Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc., as amended, dated October 1, 2002 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document trowefpa99h15.htm
27)	Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, and Morgan Stanley Investment Management, Inc., as amended, dated February 1, 2002 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document univfpa99h16.htm
28)	Fund Participation Agreement with Van Eck Investment Trust, Van Eck Associates Corporation, and Van Eck Securities Corporation, as amended, dated September 1, 1989 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document vaneckfpa.htm

29)	Fund Participation Agreement with Waddell & Reed Services Company and Waddell & Reed, Inc, as amended, dated December 1, 2000 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document waddellreedfpa.htm
30)	Fund Participation Agreement with Wells Fargo Management, LLC, and Stephens, Inc., as amended, dated November 15, 2004 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document wellsfargofpa.htm
31)	Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P. dated February 1, 2002 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document putnamfpa.htm
32)	Fund Participation Agreement with Virtus Variable Insurance Trust and VP Distributors, LLC, dated October 1, 2018 with the registration statement under 333-215169, post-effective amendment number 5 filed on April 18, 2019 as document d674921dex9926h32.htm
33)	Fund Participation Agreement with Advisors Preferred Trust and Ceros Financial Services, Inc., dated June 17, 2021 – Attached hereto. Portions of this exhibit have been redacted.
i)	Form of Administrative Contracts –
The following administrative contracts were previously filed and are hereby incorporated by reference.
1)	Administrative Services Agreement with AIM Advisors, Inc. dated July 1, 2005 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document aimasa99i1a.htm
2)	Financial Support Agreement with AIM Distributors, Inc. dated July 1, 2005 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document aimasa99i1b.htm
3)	Administrative Services Agreement with Alliance Fund Distributors, Inc. dated June 3, 2003 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document alliancebersteinasa.htm
4)	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc., as amended, dated September 15, 2004 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document amcentasa99i2.htm
5)	Business Agreement with American Funds Distributors, Inc. and Capital Research and Management Company. dated July 20, 2005 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document americanfundsasa.htm
6)	Administrative Services Agreement with BlackRock (formerly FAM Distributors, Inc., and Merrill Lynch Variable Series Funds, Inc.), as amended, dated April 13, 2004 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document blackrockasa.htm
7)	Administrative Services Agreement with Delaware Distributors, L.P., as amended, dated February 5, 2008 with the registration statement under 333-43671, post-effective amendment number 43 filed on April 12, 2011 as document delawareasa.htm
8)	Fund Participation Agreement with DFA Investment Dimensions Group Inc.; Dimensional Fund Advisors LP; and DFA Securities LLC. dated February 8, 2012 with the registration statement under 333-149213, post-effective amendment number 7 filed on April 11, 2012 as document dfafpa.htm
9)	Restated Administrative Services Agreement with The Dreyfus Corporation, as amended, and 12b-1 letter agreement dated, as amended, dated June 1, 2003 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document dreyfusasa99i3.htm
10)	Fund Participation Agreement with DWS Variable Series I and DWS Variable Series II (formerly Scudder Variable Series I, Scudder Variable Series II), Deutsche Investment Management Americas, Inc. and DWS Investments Distributors, Inc. (formerly DWS Scudder Distributors, Inc.) dated July 1, 2004 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document dwsfpa.htm
11)	Dealer Agreement with Federated Securities Corp. dated October 26, 2006 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fedasa99i4a.htm

12)	Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp., as amended dated April 1, 2006 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fedasa99i4b.htm
13)	Administrative Service Agreement with Fidelity Investments Institutional Operations Company, Inc., as amended dated April 1, 2002 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fidiiiasa99i5a.htm
14)	Service Contract, with Fidelity Distributors Corporation, as amended dated April 1, 2002 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document fidiiiasa99i5b.htm
15)	Administrative Services Agreement with Franklin Templeton Services, LLC, as amended dated May 1, 2003 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document frankasa99i6.htm
16)	Agreement with Goldman, Sachs & Co. dated January 6, 1999 with the registration statement under 333-43671, post-effective amendment number 43 filed on April 12, 2011 as document goldmansachsasa.htm
17)	Distribution and Shareholder Services Agreement with Janus Distributors, Inc. dated December 31, 1999 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document janusasa99i7.htm
18)	Administrative Services Agreement with Lord Abbett Series Fund, Inc., as amended dated December 31, 2002 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document lordabbettasa.htm
19)	Fund Participation Agreement with M Fund, Inc. and M Financial Investment Advisers, Inc. dated May 1, 2007. dated May 1, 2007 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document mfundfpa99h10.htm
20)	Administrative Service Agreement with M Fund, Inc. dated May 1, 2007 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document mfundasa99i8.htm
21)	Letter Agreement between MFS Fund Distributors, Inc. ("MFD") and Nationwide Financial Services, Inc. dated January 30, 2013 with the registration statement under 333-227783, post-effective amendment number 3 filed on September 9, 2019 as document d737458dex9924b39.htm
22)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), as amended dated May 2, 2005 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document nwasa99i10.htm
23)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2007 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document nwfpa99h12b.htm
24)	Fund Participation Agreement with Neuberger Berman Management Inc. dated January 1, 2006 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document neuberfpa99h13.htm
25)	Service Agreement with Northern Lights Variable Trust. dated February 8, 2012 with the registration statement under 333-155153, post-effective amendment number 6 filed on April 19, 2013 as document d470080dex99i24.htm
26)	Revenue Sharing Agreement with Oppenheimer Funds, Inc. dated April 17, 2007 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document oppenasa99i12.htm
27)	Administrative Services Agreement with Pacific Investment Management Company LLC, as amended dated March 28, 2002 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document pimcoasaa.htm

28)	Administrative Services Agreement with PIMCO Variable Insurance Trust, as amended dated March 28, 2002 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document pimcoasab.htm
29)	Fund Participation Agreement with Rydex Variable Trust & Rydex Distributors, Inc. dated September 10, 2001 with the registration statement under 333-62692, post-effective amendment number 20 filed on April 18, 2008 as document rydexfundpartagreement.htm
30)	Administrative Services Letter Agreement with T. Rowe Price Associates, Inc. and T. Rowe Price International, Inc., as amended dated October 1, 2002 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document troweasa99i13.htm
31)	Administrative Services Agreement with Morgan Stanley Distribution, Inc. (The Universal Institutional Funds, Inc.), as amended dated May 5, 2005 with the registration statement under 333-140608, pre-effective amendment number 1 filed on July 17, 2007 as document univasa99i14.htm
32)	Administrative Services Agreement with Van Eck Securities Corporation, as amended dated November 3, 1997 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document vaneckasa.htm
33)	Administrative Services Agreement with Waddell & Reed, Inc., as amended dated December 1, 2000 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document waddellreedasa.htm
34)	Administrative Services Agreement with Wells Fargo Funds Management, LLC and Stephens, Inc., as amended dated November 15, 2004 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document wellsfargoasa.htm
35)	Administrative Services Agreement with Putnam Retail Management Limited Partnership, as amended dated August 1, 2006 with the registration statement under 333-137202, pre-effective amendment number 3 filed on September 27, 2007 as document putnamasa.htm
36)	Administrative Services Agreement with Virtus Variable Insurance Trust and VP Distributors, LLC, dated October 1, 2018 with the registration statement under 333-215169, post-effective amendment number 5 filed on April 18, 2019 as document d674921dex9926i36.htm
37)	Administrative Services Agreement with Advisors Preferred Trust, Gemini Fund Services, LLC, and Advisors Preferred LLC, dated June 17, 2021 – Attached hereto. Portions of this exhibit have been redacted.
j)	Not Applicable.
k)	Opinion of Counsel – Filed previously with registration statement (333-253123) on February 16, 2021.
l)	Not Applicable.
m)	Not Applicable.
n)	Consent of Independent Registered Public Accounting Firm – Attached hereto.
o)	Not Applicable.
p)	Not Applicable.
q)	Redeemability Exemption Procedures – Filed previously with registration statement (333-31725) on December 21, 2009 under document "exhibit_26q.htm" and is hereby incorporated by reference.
r)	Form of Initial Summary Prospectus – Attached hereto.
99)	Power of Attorney – Attached hereto.
Item 31. Directors and Officers of the Depositor
The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215
President and Chief Operating Officer and Director	John L. Carter
Executive Vice President and Director	Mark R. Thresher
Executive Vice President - Chief Administrative Officer	Gale V. King

Executive Vice President - Chief Information Officer	James R. Fowler
Senior Vice President - Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President - Chief Financial Officer, Nationwide Financial and Director	Steven A. Ginnan
Senior Vice President - Individual Products & Solutions, Nationwide Annuity and Director	Eric S. Henderson
Senior Vice President - Investment Management Group - NF Strategic Customer Solutions	Tina S. Ambrozy
Senior Vice President - Marketing - Financial Services	Ann S. Bair
Senior Vice President - Head of Taxation	Pamela A. Biesecker
Senior Vice President - Chief Investment Officer	Joel L. Coleman
Senior Vice President - Nationwide Financial Services Legal	Rae Ann Dankovic
Senior Vice President - External Affairs	Steven M. English
Senior Vice President - Human Resources	Mia S. Hairston
Senior Vice President - Annuity Distribution	Craig A. Hawley
Senior Vice President and Treasurer	David LaPaul
Senior Vice President - IT Chief Financial Officer, Procurement & BTO	Kevin G. O'Brien
Senior Vice President - Corporate Solutions	Juan J. Perez
Senior Vice President - Retirement Plan Sales	Scott Ramey
Senior Vice President	Sandra L. Rich
Senior Vice President - Chief Technology Officer - Nationwide Financial	Michael A. Richardson
Senior Vice President - Nationwide Retirement Institute	Kristi L. Rodriguez
Senior Vice President - Chief Counsel - Emerging Businesses, Governance & Corporate Secretary	Denise L. Skingle
Senior Vice President - Nationwide Life	Holly R. Snyder
Senior Vice President - Investment Management Group	Michael S. Spangler
Senior Vice President - Retirement Plan Sales	Eric Stevenson
Director	Kirt A. Walker
Item 32. Persons Controlled by or Under Common Control with the Depositor or Registrant.
Following is a list of entities directly or indirectly controlled by or under common control with the depositor or registrant. Ownership is indicated through indentation. Unless otherwise indicated, each subsidiary is either wholly-owned or majority-owned by the parent company immediately preceding it. (For example, Nationwide Fund Distributors, LLC is either wholly-owned or majority owned by NFS Distributors, Inc.) Separate accounts that have been established pursuant to board resolution but are not, and have never been, active are omitted.
Company	Jurisdiction of Domicile	Brief Description of Business
Nationwide Financial Services, Inc.	Delaware	The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute life insurance, long-term savings and retirement products.
NFS Distributors, Inc.	Delaware	The company acts primarily as a holding company for Nationwide Financial Services, Inc. companies.
Nationwide Financial General Agency, Inc.	Pennsylvania	The company is a multi-state licensed insurance agency.
Nationwide Fund Distributors, LLC	Delaware	The company is a limited purpose broker-dealer.
Nationwide Fund Management, LLC	Delaware	The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide Retirement Solutions, Inc.	Delaware	The company markets and administers deferred compensation plans for public employees.
Nationwide Securities, LLC	Delaware	The company is a general purpose broker-dealer and investment adviser registered with the Securities and Exchange Commission.
Nationwide Trust Company, FSB	Federal	This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Company	Jurisdiction of Domicile	Brief Description of Business
Nationwide Financial Services Capital Trust	Delaware	The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust
Nationwide Life Insurance Company [2]	Ohio	The corporation provides individual life insurance, group and health insurance, fixed and variable annuity products and other life insurance products.
Jefferson National Financial Corporation[3]	Delaware	A stock corporation. The corporation is the holding company of Jefferson National Life Insurance Company, Jefferson National Life Insurance Company of New York, Jefferson National Securities Corporation, and JNF Advisors, Inc., offering annuity products and services.
Jefferson National Life Insurance Company[2,3]	Texas	The company provides life, health and annuity products.
Jefferson National Life Annuity Company C2,3		A separate account issuing variable annuity products.
Jefferson National Life Annuity Account E2,3		A separate account issuing variable annuity products.
Jefferson National Life Annuity Account F2,3		A separate account issuing variable annuity products.
Jefferson National Life Annuity Account G2,3		A separate account issuing variable annuity products.
Jefferson National Life Insurance Company of New York[2,3]	New York	The company provides variable annuity products.
Jefferson National Life of New York Annuity Account 1[2,3]		A separate account issuing variable annuity products.
Jefferson National Securities Corporation[3]	Delaware	The company is a limited purpose broker-dealer and distributor of variable annuities for Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York.
MFS Variable Account[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Multi-Flex Variable Account[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-II2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-3[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-4[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-5[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-6[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-7[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-8[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-9[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-10[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-11[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-12[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-13[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-14[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-15[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Provident VA Separate Account 1[2,3]	Pennsylvania	A separate account issuing variable annuity contracts.
Nationwide VLI Separate Account[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-2[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-3[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-4[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-5[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-6[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-7[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide Provident VLI Separate Account 1[2,3]	Pennsylvania	A separate account issuing variable life insurance policies.

Company	Jurisdiction of Domicile	Brief Description of Business
Nationwide Investment Services Corporation[3]	Oklahoma	This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.
Nationwide Financial Assignment Company[3]	Ohio	The company is an administrator of structured settlements.
Nationwide Investment Advisors, LLC[3]	Ohio	The company provides investment advisory services.
Eagle Captive Reinsurance, LLC[3]	Ohio	The company is engaged in the business of insurance
Nationwide Life and Annuity Insurance Company[2,3]	Ohio	The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide VA Separate Account-A2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide VA Separate Account-B2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide VA Separate Account-C2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide VA Separate Account-D2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide Provident VA Separate Account A2,3	Delaware	A separate account issuing variable annuity contracts.
Nationwide VL Separate Account-C2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide VL Separate Account-D2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide VL Separate Account-G2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide Provident VLI Separate Account A2,3	Delaware	A separate account issuing variable life insurance policies.
Olentangy Reinsurance, LLC[3]	Vermont	The company is a captive life reinsurance company.
Nationwide SBL, LLC	Ohio	The company is a lender offering securities-back lines of credit.
Registered Investment Advisors Services, Inc.	Texas	The company is a technology company that facilitates third-party money management services for registered investment advisors
Nationwide Fund Advisors[4]	Delaware	The trust acts as a registered investment advisor.
[1]	This subsidiary/entity is controlled by its immediate parent through contractual association.
[2]	This subsidiary/entity files separate financial statements.
[3]	Information for this subsidiary/entity is included in the consolidated financial statements of its immediate parent.
[4]	This subsidiary/entity is a business trust.
Item 33. Indemnification
Provision is made in Nationwide’s Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34. Principal Underwriter
Nationwide Investment Services Corporation ("NISC")
a)	NISC serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

MFS Variable Account	Nationwide VA Separate Account-C
Multi-Flex Variable Account	Nationwide VA Separate Account-D
Nationwide Variable Account	Nationwide VLI Separate Account
Nationwide Variable Account-II	Nationwide VLI Separate Account-2
Nationwide Variable Account-3	Nationwide VLI Separate Account-3
Nationwide Variable Account-4	Nationwide VLI Separate Account-4
Nationwide Variable Account-5	Nationwide VLI Separate Account-5
Nationwide Variable Account-6	Nationwide VLI Separate Account-6
Nationwide Variable Account-7	Nationwide VLI Separate Account-7
Nationwide Variable Account-8	Nationwide VL Separate Account-C
Nationwide Variable Account-9	Nationwide VL Separate Account-D
Nationwide Variable Account-10	Nationwide VL Separate Account-G
Nationwide Variable Account-11	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VA Separate Account A
Nationwide Variable Account-13	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-14	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-15
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
b)	Directors and Officers of NISC:

President and Director	Tina S. Ambrozy
Senior Vice President - Head of Taxation	Pamela A. Biesecker
Vice President - Chief Compliance Officer	James J. Rabenstine
Vice President - Tax	Daniel P. Eppley
Vice President - Performance Management and Accounting and Financial Operations	Peter J. Rothermel
Associate Vice President and Treasurer	Ewan T. Roswell
Associate Vice President and Assistant Secretary	Mark E. Hartman
Associate Vice President and Assistant Treasurer	David A. Conner
Associate Vice President and Assistant Treasurer	Hope C. Hacker
Associate Vice President and Assistant Treasurer	John A. Reese
Assistant Secretary	Heidi Bowman
Director	Eric Stevenson
Director	Eric S. Henderson
The business address of the Directors and Officers of NISC is:
One Nationwide Plaza, Columbus, Ohio 43215.
c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A
Item 35. Location of Accounts and Records
Steven A. Ginnan
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215

Item 36. Management Services
Not Applicable
Item 37. Fee Representation
Nationwide Life and Annuity Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life and Annuity Insurance Company.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Columbus, and State of Ohio, on July 2, 2021.
Nationwide VL Separate Account-G
(Registrant)
Nationwide Life and Annuity Insurance Company
(Depositor)
By: /s/ Jamie Ruff Casto
Jamie Ruff Casto Attorney-in-Fact
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on July 2, 2021.
JOHN L. CARTER
John L. Carter, President and Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
ERIC S. HENDERSON
Eric S. Henderson, Senior Vice President-Nationwide Annuity and Director
STEVEN A. GINNAN
Steven A. Ginnan, Senior Vice President-Chief Financial Officer-Nationwide Financial and Director
KIRT A. WALKER
Director
By /s/ Jamie Ruff Casto
Jamie Ruff Casto Attorney-in-Fact